# resideo



## 2025 ANNUAL REPORT
AND NOTICE OF
## 2026 ANNUAL MEETING
OF SHAREHOLDERS AND
PROXY STATEMENT

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-K**

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission File Number 001-38635**

# Resideo Technologies, Inc.

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **82-5318796** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **16100 N. 71st Street, Suite 550, Scottsdale, Arizona** | **85254** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (480) 573-5340**

**Securities registered pursuant to Section 12(b) of the Act:**

| **Title of each class:** | **Trading Symbol:** | **Name of each exchange on which registered:** |
|---|---|---|
| Common Stock, par value $0.001 per share | REZI | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the New York Stock Exchange as of June 27, 2025, was $3.3 billion.

The number of shares outstanding of the registrant's common stock, par value $0.001 per share as of February 17, 2026 was 151,247,101 shares.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Shareholders (the "2026 Proxy Statement"), which will be filed subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-K. The 2026 Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days following the end of the registrant's fiscal year ended December 31, 2025.

**TABLE OF CONTENTS**

**Resideo Technologies, Inc.**

**PART I.**

**Item 1. Business.**

**General**

As used herein, unless the context otherwise dictates, the term "Resideo", the "Company", "we", "us", or "our" means Resideo Technologies, Inc. and its consolidated subsidiaries. Our common stock began trading under the ticker symbol "REZI" on the New York Stock Exchange ("NYSE") on October 29, 2018.

We separated from Honeywell International Inc. ("Honeywell") in 2018, becoming an independent publicly traded company as a result of a pro rata distribution of our common stock to stockholders of Honeywell (the "Honeywell Spin-Off").

**Description of Business**

We are a global manufacturer, developer, and distributor of technology-driven sensing and controls products and solutions that help homeowners and businesses stay connected and in control of their comfort, security, energy use, and smart living. We are a leading player in key product markets including home heating, ventilation, and air conditioning controls; smoke and carbon monoxide detection home safety and fire suppression; and security. Our global footprint serves residential and commercial end-markets. Our solutions and services can be found in over 150 million residential and commercial spaces globally, with tens of millions of new devices sold annually.

We operate in large markets that sit at the intersection of multiple secular growth trends. We believe the increased desire for critical and cost-effective comfort, energy management, and actionable safety and security solutions in residential and commercial spaces, combined with the long-term impacts of energy transitions, are driving investment in the types of products and solutions we provide.

Our primary focus is on the professional channel where we are a trusted partner to approximately 100 thousand professional contractors, installers, dealers, and integrators in the HVAC, security, fire, electrical, connected home, and home comfort markets ("professionals"). Our global scale, breadth of product offerings, innovation heritage, and differentiated service and support has enabled our trusted relationship with professionals and has been a key driver of our success.

We manage our business operations through two business segments, Products and Solutions and ADI Global Distribution. On July 30, 2025, we announced our intention to separate the ADI Global Distribution segment through a tax-free spin-off to our shareholders (the "ADI Spin-Off"). Following the completion of the announced future ADI Spin-Off, the Products and Solutions segment would continue to operate as Resideo and ADI Global Distribution would become an independent public company.

*Products and Solutions*: Our products and solutions for comfort, energy management, safety, and security benefit from trusted, well-established branded offerings such as Braukmann, BRK, First Alert, Honeywell Home, Resideo, and others. Our offerings include temperature and humidity control, water and air solutions, smoke and carbon monoxide detection home safety products, residential and small business security products, video cameras, other home-related lifestyle convenience solutions, cloud infrastructure, installation and maintenance tools, and related software. We also sell components to manufacturers of water heaters, heat pumps, and boilers. Through our whole home presence, we are an enabler of home connectivity with over 14 million connected customers. Our connected solutions harness data to provide control, visibility, insights, and alerts to the end user. Our comprehensive product suite has also allowed us to develop and sustain long-standing partnerships with professionals who have relied on our selection and availability of products and configured solutions to help them succeed and grow their businesses.

*ADI Global Distribution*: Our ADI Global Distribution segment is a leading, global specialty distributor of professionally installed low-voltage products, including security and audio-visual ("AV") solutions, serving commercial and residential markets through an omnichannel go-to-market platform. ADI Global Distribution sells primarily to licensed professional installers, dealers, and integrators. We offer an expansive list of products from leading suppliers across key specialty low-voltage categories. ADI complements our third-party supplier products with a suite of exclusive brands and services offerings.

*Competition*

Our industries and markets are highly competitive in both our Products and Solutions and ADI Global Distribution business segments, where we compete with global, national, regional, and local providers for our products, services and solutions, including manufacturers, distributors, service providers, retailers, and online commerce providers, as well as newer entrants to the market with non-traditional business and customer service models or disruptive technologies and products, including cable, telecommunications, and technology companies competing in the connected home space as well as smaller market entrants that offer control capabilities among their products, applications, and services and have ongoing development efforts to address the broader connected home market.

Factors influencing our competitive position in the industry include product and service innovation, our reputation and the reputation of our brands, sales and marketing programs, customer relationships, product performance, reliability and warranty, quality and breadth of product training and events, product availability, speed and accuracy of delivery, service and price, technical support, and credit availability.

*Materials and Suppliers*

Purchased materials used in our manufacture of products in Products and Solutions include copper, steel, aluminum, plastics, printed circuit boards ("PCB"), semiconductors, and passive electronics. Purchased materials cover a wide range of supplier value-add from raw materials and single components to subassemblies and complete finished goods, and there are considerable expenditures on both commercial off-the-shelf and make-to-print items. Although execution of material substitutions or supplier changes may be resource intensive and can cause delays and other inefficiencies, alternatives may exist in the event that a supplier becomes unable to provide material. With respect to our ADI Global Distribution business, we rely on key suppliers of branded products to deliver certain products for resale to our customers who may purchase based on job specifications or otherwise based on brand reputation. Both our third-party and exclusive brand suppliers may be impacted by raw material price fluctuations, the ability of key suppliers (or factories) to meet quality and delivery requirements, and catastrophic events can increase the cost and affect the supply of our products and services and impact our ability to meet commitments to customers. Tariffs, sanctions, and other barriers to trade could adversely affect our suppliers which could in turn negatively impact our material costs and operations.

*Manufacturing*

Our Products and Solutions business operates manufacturing and distribution facilities throughout the world, including sites in Mexico, the Czech Republic, Hungary, the United States ("U.S."), Germany, the United Kingdom, Netherlands, and China. A significant percentage of our Products and Solutions revenue is derived from products manufactured in our own facilities, with the remainder being "buy to sell" (finished products purchased directly from other manufacturers) or sourced from third-party contract manufacturers. Major activities and competencies in our manufacturing operations include PCB assembly, injection molding, surface mount technologies, automatic and manual assembly and test, electrotechnical assembly and test, die casting and machining, calibration, and final test. We source raw materials and commodities, electronic components and assemblies, mechanical components, and assemblies from a wide range of third-party suppliers worldwide. With respect to our ADI Global Distribution business, we rely on third-party manufacturers to supply both third-party branded and exclusive branded products. A significant percentage of our exclusive branded products are sourced with manufacturers located in Asia.

*Regulatory and Environmental Compliance and Regulatory Capital Expenditures*

We are subject to various federal, state, local, and foreign government requirements relating to environmental health and safety protection standards and permitting, labeling, and other requirements regarding, among other things, electronic and wireless communications, air emissions, wastewater discharges, the use, handling, and disposal of hazardous or toxic materials, remediation of environmental contamination, data privacy and security, cybersecurity, telemarketing, email marketing, other forms of online advertising and consumer protection, licensing, working conditions for and compensation of our employees and others. Our business may also be affected by changes in governmental regulation of energy efficiency and conservation standards and product safety regulations. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our worldwide operations, both favorably and unfavorably. For a more detailed description of the various laws and regulations that affect our business, refer to *Item 1A. Risk Factors*.

Our efforts to comply with numerous federal, state, and local laws and regulations applicable to our business and products often results in capital expenditures. We make capital expenditures to design, maintain, and upgrade our products to comply with or exceed standards applicable to the industries in which they compete. Our ongoing environmental compliance programs also result in capital expenditures. As of December 31, 2025, we have recorded a liability for environmental investigation and remediation of approximately $22 million related to sites owned and operated by Resideo. Regulatory and environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 2025 related solely to regulatory compliance were not material. It is management's opinion that the amount of any future capital expenditures related to compliance with any individual regulation or grouping of related regulations will not have a material adverse effect on our financial results or competitive position in any one year. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

*Human Capital*

As of December 31, 2025, we employed approximately 14,800 employees in 35 countries, of which about 4,100 employees were located in the U.S. and 6,400 in Mexico. Approximately 3% of Resideo's U.S. employees and 7% non-U.S. employees are covered under collective bargaining agreements. We believe relations with our workforce are good.

*Talent Acquisition, Management, and Development*: We have a robust recruiting model to attract all levels of talent across the regions where we operate. Our model includes (1) attract, develop, and retain an inclusive workforce, (2) foster a winning culture, and (3) be identified as a company of choice by our customers and the communities we serve. We continue to assess the needs of the business and identify inclusive organizations to partner with that promote a pipeline of diverse talent. Our inclusive outreach includes contacting job boards and inclusive partnerships, such as Society of Women Engineers ("SWE") and Direct Employers Association. We have eliminated degree requirements from the majority of our professional roles to increase the breadth of our applicant talent pool unless required by local legislation.

Internally, strategic talent reviews and succession planning occur on an annual basis, globally and across all business areas. In addition, we provide regular trainings to our people managers.

At Resideo, we are committed to employee growth and development and are proud to offer employees a wide range of opportunities. A key offering is LinkedIn Learning, enabling skills development through thousands of courses. In 2025 we introduced a monthly webinar (Empowering For Success) geared toward supporting our professional population with practical ways to support career development. Our employees also have access to a formal mentor program that connects team members with experienced professionals.

Additionally, our quarterly leadership development series (People Leadership Series), offers valuable insights from executive leaders and subject matter experts to reinforce our commitment to informed, inclusive and effective leaders across the organization.

We conduct three performance review discussions throughout the year and refer to them as the "Pulse." We continue to leverage performance ratings as part of the final "Pulse" conversation. The purpose of the rating is to drive accountability, strengthen our succession planning process and establish "pay-for-performance" standards.

Our annual Employee Voice Survey allows each function in our Company to better understand engagement across the organization. Each sub-organization is tasked with creating an action plan based on feedback received to help increase engagement. We also hosted our first non-technical company-wide Hackathon to impact the employee experience. In 2025, we continued to support and evolve our six employee resource groups which are available to all employees: Women, LGBTQIA+, Black, Latino, Veterans, and People with Differing Abilities.

*Forbes Recognition:* In 2025, Resideo was recognized on three of Forbes' 2026 corporate performance lists, reflecting the strength of our brand, the trust of our customers, and the commitment of our employees. Resideo was named one of America's Most Trusted Companies, one of America's Best Companies, and one of America's Best-in-State Companies for Arizona.

*Culture:* We continue to reinforce our four Core Values:
- Start with the Customer: We understand our customers' needs and pride ourselves on delivering exceptional experiences;
- Act as One Team: We work together toward common goals, engaging from a place of humility and respect;
- Pioneer the Future: We embrace change, boldly step into the unknown, and relentlessly foster innovation to fuel our growth; and
- Make a Difference: We care about the long-lasting, positive impact we make on each other, our customers, our communities, and the planet.

*Total Rewards:* Our primary reward strategy is ensuring "pay-for-performance" on an annual basis, as well as over the long term, which drives a mindset of accountability and productivity. Our compensation guiding principles are to structure compensation that is simple, aligned and balanced. We structure and administer our rewards programs in a manner consistent with good governance practices. We believe that the interests of employees must be aligned with our stockholders. We provide comprehensive and competitive benefits that are designed to meet the varying needs of our employees and promote choice. Our package includes paid time off, flexible work schedules, education assistance programs and more.

These actions reinforce our culture that values employees and seeks to attract and retain the talent that we need to win in the market. We believe the combination of our competitive pay-for-performance compensation programs and our comprehensive benefit programs demonstrate our commitment to a compelling total rewards value proposition for our employees.

*Health and Safety:* In 2025, we reaffirmed our commitment to maintaining a safe and healthy workplace for all employees, advancing toward our goal of full certification across key international standards. We successfully achieved certification at 10 manufacturing locations for ISO 14001:2015 (Environmental Management Systems) and 8 locations for ISO 45001:2018 (Occupational Health and Safety Management Systems).

Our global Total Case Incident Rate ("TCIR"), which tracks the number of occupational injuries and illnesses per 100 employees, was 0.26 for 2025. This reflects our continued focus on proactive safety measures. We monitor our health and safety performance through a balanced scorecard of key performance indicators ("KPIs"), encompassing both reactive incident management and proactive safety measures. In addition to thorough incident investigations and root cause analysis, we leverage data from hazard observations, regular health and safety inspections conducted by line managers and internal audits led by accredited health and safety auditors. These insights enable us to identify and address potential risks before they lead to incidents, reinforcing our ongoing commitment to the well-being of our workforce.

### Seasonality

Our Products and Solutions business typically experiences a moderate level of seasonality. Sales activity is generally highest in the fall and early winter months, reflecting increased customer purchases of heating related products with the highest sales at the end of the third quarter and throughout the fourth quarter in the majority of our geographical markets. The effects of climate change, such as extreme weather conditions and events and water scarcity, may exacerbate fluctuations in typical weather patterns, creating financial risks to our business. In addition, the dynamic global and macroeconomic conditions and regulatory changes may further disrupt these seasonal patterns. Our ADI Global Distribution business historically experiences some variability in results of operations and capital requirements from quarter to quarter due to the seasonal nature of our end users' businesses with a minor increase in revenues due to more active residential construction, school spending, and general construction activities during the second and third quarters.

### Research and Development and Intellectual Property

We have major product design centers in the U.S., Europe, Asia, and Latin America and software centers of excellence in Bengaluru, India; Belgrade, Serbia; and Melville, New York. In addition, our laboratories are certified to meet various industry standards, such as Federal Communications Commission and Underwriters Laboratories, enabling us to test and certify products internally. As of December 31, 2025, we employed approximately 1,400 engineers.

Our deep domain expertise, proprietary technology and brands are protected by a combination of patents, trademarks, copyrights, trade secrets, non-disclosure agreements and contractual provisions. We own over 2,900 worldwide active patents and pending patent applications to protect our research and development investments in new products and services. We have and will continue to protect our products and technology by asserting our intellectual property rights against third-party infringers. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements. We also have a significant trademark license with Honeywell in connection with our use of the Honeywell Home trademark as well as certain intellectual property licensed by Honeywell to us in connection with the Honeywell Spin-Off. For a more detailed description of the various intellectual property rights and relationships that affect our business, refer to *Item 1A. Risk Factors*.

### Other Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are available free of charge on our website (www.Resideo.com) under the heading Investors (see SEC

Filings) immediately after they are filed with, or furnished to, the Securities and Exchange Commission ("SEC"). All of the reports that we file with or furnish to the SEC are also available on the SEC's website (www.sec.gov). In addition, in this Form 10-K, we incorporate by reference certain information from parts of our 2026 Proxy Statement, which will also be available free of charge on our website. Information contained on, or connected to, our website does not and will not constitute part of this Form 10-K.

We are a Delaware corporation incorporated on April 24, 2018. Our principal executive offices are located at 16100 N. 71st Street Suite 550, Scottsdale, Arizona 85254. Our telephone number is (480) 573-5340. Our website address is www.Resideo.com.

We disclose public information to investors, the media, and others interested in our Company through a variety of means, including our investor relations website (https://investor.resideo.com), press releases, SEC filings, blogs, public conference calls and presentations, webcasts, and social media in order to achieve broad, non-exclusionary distribution of information to the public. We use these channels to communicate with our stockholders and the public about us, our products, solutions, and other issues. It is possible that the information we post on social media could be deemed to be material information. We encourage investors, the media, and others interested in our Company to review the information we post on our website and the social media channels listed below. The list of social media channels we use may be updated from time to time on our investor relations website.

> The Company's News Page (www.Resideo.com/news)

> The Company's Facebook Page (www.facebook.com/Resideo)

> The Company's X Feed (www.X.com/Resideo)

> The Company's LinkedIn Feed (www.linkedin.com/company/Resideo1/)

References to our website and other social media channels are made as inactive textual references and information contained on them is not incorporated by reference into this Form 10-K.

## Item 1A. Risk Factors.

You should carefully consider all of the information in this Form 10-K and each of the risks described below, which we believe are the material risks that we face.

Any of these risks could materially and adversely affect our business, financial condition, results of operations, and cash flows and the actual outcome of matters as to which forward-looking statements are made in this Form 10-K.

The following risk factors are not necessarily presented in order of relative importance and should not be considered to represent a complete set of all potential risks that could affect us.

**Risks Relating to Our Business**

*We operate in highly competitive markets that are rapidly changing.*

We operate in a highly competitive, rapidly changing environment in each of our Products and Solutions and ADI Global Distribution segments, and we compete directly with global, national, regional, and local providers of our products, services, and solutions, including manufacturers, distributors, service and software providers, retailers, and online commerce providers. The most significant competitive factors we face are product and service innovation, reputation of our Company and brands, sales and marketing programs, customer relationships, product performance, reliability and warranty, quality and breadth of product training and events, product availability, speed and accuracy of delivery, service and price, customer and technical support, and furnishing of customer credit, with the relative importance of these factors varying among our segments and their respective products and services.

In addition to current competitive factors, there have been, and in the future there may be, new market entrants with nontraditional businesses, new business, distribution and customer service models or disruptive technologies and products, resulting in increased competition and changing business dynamics. In addition, aggressive pricing actions by competitors may affect our ability to achieve desired revenue growth and profitability levels. To the extent that we do not meet changing customer preferences or demands or other market changes, or if one or more of our competitors introduces new technologies, products or services, becomes more successful with private label products, online offerings or establishes exclusive supply relationships, our ability to attract and retain customers could be adversely affected, which could adversely affect our business, financial condition, results of operations and cash flows.

To remain competitive, we will need to invest continually in product and services development, marketing, custom installer service and support, manufacturing, and our distribution networks. We may not have sufficient resources to continue to make such investments and we may be unable to maintain our competitive position including due to the fact that our competitors and potential competitors may have greater brand recognition, resources, access to capital, including greater research and development or sales and marketing funds, more customers, lower costs, and more advanced technology platforms. It is possible that competitive pressures resulting from customer or competitor consolidations, including customers taking manufacturing or distribution in house, or purchasing directly from a manufacturer instead of from ADI Global Distribution, could affect our growth and profit margins.

Some of our competitors, including technology companies, may also be able to deliver their service solutions more quickly to market than we can by capitalizing on technology developed in connection with their substantial existing service models. In addition, some of our competitors have significant bases of customer adoption in other services and online content, which they could use as a competitive advantage. Technology companies could exert pricing pressure in the connected/smart home solutions space, resulting in a shift in customer preferences toward the services of these companies and a reduction in our market share. In addition, in order to successfully compete, our products often need to integrate with the platforms of our competitors, which may be able to focus more on their own solutions versus ours, which may make it difficult to compete for the consumer market. A portion of our net sales derives from subscription-based solutions. If we are unable to successfully develop new subscription solutions or to enhance existing such solutions to meet customer requirements in a timely manner, our net sales may not grow as expected or may decline.

Our Products and Solutions business offerings are primarily delivered through networks of professional contractors, installers and integrators, distributors, and original equipment manufacturers ("OEM"), as well as major retailers and online merchants. Our ADI Global Distribution offerings are primarily distributed and delivered through our omni-channel platform to a network of professional contractors, installers, and integrators, as well as select online merchants. Growth of the retail markets, adoption of simple do-it-yourself solutions rather than adopting professionally installed do-it-for-me solutions, and greater electronic retail distribution alternatives relative to the professional installation markets may negatively impact our sales and margins, which could have an adverse effect on our business, financial condition and results of operations and cash flows.

With respect to our ADI Global Distribution business, if retail outlets, including online commerce platforms, increase their presence in wholesale distribution markets, or if customers increasingly purchase our products through these channels rather than through us, our ADI Global Distribution business may be unable to compete effectively, which could adversely affect our business, financial condition, results of operations and cash flows.

***Technology, industry standards, and consumer preferences in our markets are changing rapidly. Our future results and growth are largely dependent upon our ability to: identify consumer preferences and industry standards; develop and protect intellectual property related thereto; and successfully market new technologies and products and services to consumers.***

Technology in our markets changes constantly as new technologies and enhancements to existing technologies continue to be introduced, both in our traditional and connected product markets, and industry standards continuously evolve. Our future results will depend upon a number of factors, including our ability to (i) identify consumer and installer preferences, emerging technological and broader trends, (ii) develop and maintain competitive, innovative products that differentiate our products from those of our competitors as well as protect our products through the use of intellectual property protections, (iii) grow our market share, (iv) develop, manufacture, and bring compelling new products to market quickly and cost-effectively, (v) source and manage independent contract manufacturers, (vi) effectively partner with connected device manufacturers and (vii) attract, develop, and retain individuals with the requisite technical expertise and understanding of customers' needs to develop new technologies and introduce new products. Our inability to predict the growth of and respond in a timely way to customer preferences and other developments could have an adverse effect on our business, financial condition, results of operations and cash flows.

We rely on a combination of patents, copyrights, trademarks, trade names, trade secrets, and other proprietary rights, as well as contractual arrangements, including licenses, to establish, maintain, and protect our intellectual property rights. Our intellectual property rights may not be sufficient to permit us to take advantage of some business opportunities. As a result, we may be required to change our plans or acquire necessary intellectual property rights, which could be costly. Furthermore, our ability to enforce our intellectual property rights in emerging markets may be limited by legal or practical considerations that have not historically affected our business in markets with more established intellectual property protection systems.

Our industry experiences significant intellectual property litigation and we have in the past and could in the future become involved in costly and lengthy litigation involving patents or other intellectual property rights which could adversely affect our business. We have received allegations of patent infringement from third parties, including both operating companies and non-practicing entity patent holders, as well as communications from customers requesting indemnification for allegations brought by third parties. These allegations have resulted in patent litigation relating to certain of our products and may continue to result in new litigation. These proceedings have in the past and could in the future result in financial liability, harm our ability to compete, and divert our management's time and attention. Often, we receive offers to license patents for our use. We believe that we will be able to access any necessary rights through licensing, cross-licensing, or other mutually beneficial arrangements, although to the extent we are required but unable to enter into such arrangements on acceptable economic terms, it could adversely impact us, requiring us to take specific actions including ceasing using, selling or manufacturing certain products, services or processes or incurring significant costs and time delays to develop alternative technologies or re-design products.

Our operations depend in part upon third-party technologies, software, and intellectual property. Failure to renew contracts with existing providers or licensors of technology, software, intellectual property, or connectivity solutions, or to contract with other providers or licensors on commercially acceptable terms or at all, as well as any failure by such third-party provider to provide such technology solutions may adversely impact our business, financial condition, results of operations and cash flows. We could also be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology. Although a third-party technology provider is typically obligated to indemnify us if the provided technology infringes on another party's intellectual property rights, such indemnification is often limited in amount and may be worthless if the provider becomes insolvent.

***We rely on certain suppliers of products, materials, and components and are otherwise subject to raw material supply variability with our suppliers which may impact our ability to meet commitments to customers and cause us to incur significant liabilities.***

Each of our business segments depends on third parties for the supply of product components, production equipment, and replacement parts for products we manufacture and those manufactured on our behalf, or sold through our ADI Global Distribution business, some of which are supplied by single or limited source suppliers/manufacturers. Our business, results of operations, financial condition and cash flows have in the past been and could in the future continue to be adversely affected by the impact of disruptions in our supply chain from third-party suppliers and manufacturers, including our inability to obtain necessary raw materials and product components, production equipment, or replacement parts, whether due to work stoppages, cyberattacks, component failures, natural disasters, pandemics, economic, political, financial or labor concerns, weather conditions affecting products or shipments or transportation disruptions or other reasons, or if suppliers lack sufficient quality control or if there are significant changes in their financial or business condition or otherwise. If we are required to find alternative sources of supply, qualification of alternative suppliers and the establishment of reliable supplies could result in delays and possible loss of sales, which may have a material adverse effect on our business, results of operations, cash flows, and financial condition.

Our ability to manage inventory and meet delivery requirements have in the past and could in the future be constrained by our suppliers' inability to scale production and adjust delivery of long lead-time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill our contractual obligations.

With respect to our ADI Global Distribution segment, terminations of supply or services agreements or a change in terms or conditions of sale from one or more of our key manufacturers have in the past and could in the future negatively affect that segment's operating income and margins, net revenue, or the level of capital required to fund operations. Manufacturers who currently distribute their products through our ADI Global Distribution business have in the past and could in the future decide to shift to or substantially increase their existing distribution with other distributors, their own dealer networks, or directly to resellers or end-users. This could result in more intense competition, which could have an adverse impact on our ADI Global Distribution business, financial condition, results of operations, and cash flows. In addition, our ADI Global Distribution business may not be able to acquire from manufacturers or additional supply chains certain product lines that we are interested in adding to our distribution business, and if even we are able to add products, they may not result in sales as expected and may not be profitable to the overall business.

***We may from time to time pursue acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired companies or assets.***

We have in the past and may from time to time in the future continue to pursue and consummate acquisitions of companies or assets. Our ability to consummate any future acquisitions will be partially dependent upon the availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We may not be able to find suitable acquisition candidates to purchase or may be unable to acquire on economically acceptable terms or to receive necessary regulatory approvals or support.

The consummation of any particular acquisition may depend, in part, on our ability to raise the capital necessary to fund such acquisition which may not be available to us at all or on economically advantageous terms. In addition, if we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in gross and/or operating income dilution, the incurring of additional debt or equity issuances and contingent liabilities, and an increase in interest and amortization expenses or periodic impairment expenses related to goodwill and other intangible assets and significant charges relating to integration costs.

We may not be successful in effectively identifying all risks of an acquired business, integrating the acquired business or technology into our existing business, or realizing the benefits expected at acquisition. Our due diligence may fail to identify all of the liabilities or challenges of an acquired business, product, software, service, or technology, including issues related to intellectual property, product quality or product or software architecture, regulatory compliance practices, revenue recognition, or other accounting practices or employee, customer, or supplier issues. We may not be able to achieve expected operational synergies or savings, or any growth targets identified in acquisition diligence. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to manage our existing portfolio, attract customers, and develop new products and services or attend to other acquisition opportunities.

***Uncertainty in the development, deployment, and use of artificial intelligence ("AI") in our products and services, as well as our business more broadly, could adversely affect our business and reputation.***

Resideo uses AI both in the operation of our business and in the products and solutions we develop. The use of AI involves various risks and challenges that could adversely affect our business, financial condition or results of operations. Within our operations, employees leverage AI, including generative AI, to accelerate the creation of new features and reduce overall development time. While these technologies can enhance efficiency, they also present potential intellectual property and privacy risks. Confidential information or trade secrets may inadvertently be disclosed through generative AI interactions, and there is a risk that third-party intellectual property could be inadvertently embedded in AI-generated results. There is also a risk of incorrect, biased or unethical outputs, which can harm Resideo's reputation and competitive position and result in regulatory scrutiny or legal liability.

Our products utilize AI to offer richer insights and more relevant notifications to our customers. For example, our video solutions use AI to identify people, animals, packages, and other objects. We believe it is necessary to support these capabilities to remain competitive in the smart home marketplace. Customers may reject AI-powered solutions over fears that their personal data, video footage, or usage patterns could be misused or inadequately protected. Our competitors or other third parties may incorporate AI into their products more quickly or successfully than us, which could impair our ability to compete effectively and adversely affect our results and operations. Additionally, there is no guarantee that AI-based features will succeed commercially or even prove technically feasible in all scenarios. Additionally, AI may generate false alerts or fail to detect real events, undermining customer trust, and potentially damaging our reputation.

AI functionality in smart homes typically requires extensive data collection that can raise privacy concerns. Mismanagement of this collected data can lead to unauthorized access and misuse. AI may generate inaccurate demand models and recommendations for inventory management that may lead to overstocking or lack of inventory availability, which can affect supply chain efficiency and customer satisfaction.

In addition, AI technologies are subject to increasing regulation. New and evolving privacy and AI regulations worldwide have increased our compliance obligations, costs, and exposure to potential legal action. It can be technically challenging to keep AI algorithms fully compliant with these standards. In some instances, these constraints may limit our ability to deploy AI-driven features or delay product launches.

AI may also be used by bad actors for sophisticated phishing emails or malicious code that can bypass traditional security measures, increasing the likelihood of successful data breaches, cyber threats, and system compromises. AI usage in smart home devices can be targeted by bad actors for unauthorized access of devices or corruption of the devices and/or connected system. Unauthorized access can lead to sophisticated attacks, compromising user safety and privacy. Additionally, AI can be used to generate harmful code that exploits software vulnerabilities, leading to data breaches and system downtime.

Failure to effectively manage these AI-related risks could adversely affect our competitive standing, financial results, and brand reputation. Even with robust oversight and legal review, the pace of AI innovation and regulatory changes can outstrip existing safeguards, creating further uncertainty and potential liability.

***Weakness in the economy, market trends and other conditions affecting the profitability and financial stability of our customers, our supply chain and our logistics network could negatively impact our sales growth, costs and results of operations.***

Economic, political and industry trends affect our business environment. In particular, our business is affected by the performance of the global new construction and the repair and remodel construction industry. Similarly, the slowing of the housing market may result in reduced demand for the products we manufacture and distribute. These and other industries and markets we serve have demand that is sensitive to the production activity, capital spending and demand for products and services of our customers. Many of these customers operate in markets that are subject to fluctuations resulting from market uncertainty, trade and tariff policies, costs of goods sold, supply shortages or reduced availability of raw materials, components and finished goods; capacity constraints or delays at suppliers, third-party contract manufacturers, component vendors and other suppliers, ports and logistics hubs, currency exchange rates, interest rate fluctuations, government spending and government shutdowns, economic downturns, recessions, foreign competition, offshoring of production, oil and natural gas prices, information system outages or cyber incidents, geopolitical developments, labor shortages, work stoppages, natural or human induced disasters, extreme weather, disruptions to transportation infrastructure and networks, outbreaks of pandemic disease, inflation, deflation and a variety of other factors beyond our control. Certain of these factors have in the past, could in the future, cause customers to idle, delay purchases, reduce production levels or experience reductions in the demand for their own products or services. Similarly, certain of these factors have in the past, and could in the future, impact our supply chain and logistics network and could cause shipment delays, backlogs, longer lead times and higher transportation, import and export costs.

Any of these events could also reduce the volume of products and services these customers purchase from us or impair the ability of our customers to make full and timely payments and could cause increased pressure on our pricing and terms of sale. Accordingly, a significant or prolonged slowdown in economic activity in the U.S. or any other major world economy, or a segment of any such economy, could negatively impact our sales and results of operations.

***Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results.***

Product and service quality issues could result in a negative impact on customer confidence in our Company, our products and our brand image. If our offerings do not meet applicable legal and safety standards or our customers' expectations regarding safety or quality, or if our products are improperly designed, manufactured, packaged, or labeled, or are otherwise alleged to cause harm or injury, we may need to recall those items, experience increased warranty costs or lost sales, and increased costs and exposure to legal, financial, and reputational risks including litigation and government enforcement action, as well as product liability claims. Such actions may damage our relationship with our customers which may result in a loss of market share. Additionally, the financial expenses related to such events may not be covered by our insurance or may be subject to deductibles. We have had instances in the past and may in the future be unable to obtain indemnity or reimbursement from our suppliers or other third parties for the warranty costs or liabilities associated with our products and there can be no assurance that we will have adequate reserves to cover any recalls and repair and replacement costs. We have in the past experienced, and may in the future experience, product recalls and litigation related to our products or services, none of which have been material to date. A significant product recall, warranty claim, or product liability case, especially with respect to our security and life safety-related products or services, could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products and services. We rely on qualified installers and integrators to sell and install many of our products and solutions for end-users and if our solutions are not properly installed they may fail to operate as intended which could adversely impact our reputation and consumer confidence in our products and solutions and otherwise expose us to financial liability and adversely affect our business, results of operations, and financial condition.

*We may not be able to retain or expand relationships with certain significant customers.*

A number of our customers contribute significantly to our net revenue and operating income. Consolidation, change of control, or termination of the contractual relationships with any of these customers, particularly among our OEM customers (and in certain instances, their authorized dealers), or a decision by any one or more of our customers to outsource all or most manufacturing work to a single equipment manufacturer, or to partner with third parties has in the past and may in the future continue to concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a smaller number of customers. We generally have to qualify, and are required to maintain our status, as a supplier for each of our OEM customers. A significant failure or an inability to comply with customer specifications and manufacturing requirements or delays or other problems with existing or new products or inability to meet price requirements could result in cancelled orders, increased costs, loss of sales, market share shift, loss of customers or potential breaches of contracts, which have had and could in the future have an adverse effect on our profitability and results of operations. By virtue of certain customers' size and the significant portion of revenue that we derive from them, they can exert significant influence in the negotiation of our commercial agreements and the conduct of our business with them which could adversely affect our profitability. If consolidation among our retailers, distributors, or other channel partners who purchase our products becomes more prevalent, our business, results of operations and financial conditions could be adversely affected.

*Failure to increase productivity through sustainable operational improvements, as well as an inability to successfully execute transformation programs or to effectively manage our workforce, may reduce our profitability or adversely impact our businesses.*

Our profitability and margin growth are dependent upon our ability to drive sustainable improvements. We seek productivity and cost savings benefits through our ongoing transformation, restructuring, and other programs, such as consolidation and outsourcing of manufacturing operations or facilities, reductions in manufacturing shifts, transitions to cost-competitive regions, workforce optimizations, product line rationalizations and divestitures, and other cost-saving initiatives. Risks associated with these actions that we have in the past or may in the future experience include delays in execution of the planned initiatives, additional unexpected costs, asset impairments, realization of fewer than estimated productivity improvements, reduced ability to manage supply chain anomalies, employment claims, and adverse effects on employee morale leading to reduced production and unanticipated departures. We may not realize the full operational or financial benefits we expect, the recognition of these benefits may be delayed, and these actions may potentially disrupt our operations. In addition, organizational changes, attrition, labor relations difficulties, or work stoppages could have an adverse effect on our business, reputation, financial condition, results of operations, and cash flows.

*We are subject to the economic, political, regulatory, foreign exchange, and other risks of international operations.*

Our international revenue represented approximately 22% of our net revenue for the year ended December 31, 2025. Our international geographic footprint subjects us to many risks including but not limited to: exchange control regulations; wage and price controls; antitrust/competition and environmental regulations; employment regulations; foreign investment laws; monetary and fiscal policies and protectionist measures that may prohibit acquisitions or joint ventures, establish local content requirements, or impact trade volumes; import, export and other trade restrictions (such as embargoes); tariffs; violations by our employees of anti-corruption laws (despite our efforts to mitigate these risks); changes in regulations regarding transactions with state-owned enterprises; nationalization of private enterprises; natural and man-made disasters, hazards and losses; backlash from foreign labor organizations related to our restructuring actions; violence; civil and labor unrest; acts of terrorism; global conflicts; and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions.

Additionally, certain of the markets in which we operate have adopted increasingly strict requirements concerning personal and non-personal data, privacy, artificial intelligence and cybersecurity. These requirements may negatively affect our ability to maintain, develop, sell and advertise our products and our services, may limit our ability to derive revenue from data, may require us to disclose product and services data to our competitors, may cause us to incur additional expense in obtaining mandatory or quasi-mandatory certifications, and may restrict our ability to transfer data internationally.

With respect to our Products and Solutions segment, we operate six manufacturing facilities in northern Mexico, a country that periodically experiences heightened civil unrest or may experience trade disputes with the U.S., both of which could cause a disruption of the supply of products to or from these facilities. Some of our Mexican facilities are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to temporarily import raw materials into Mexico, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status is subject to various restrictions and requirements, including compliance with the terms of the

Maquiladora program and other local regulations, which have become stricter in recent years. In addition, if the Mexican government adopts additional adverse changes to the program, including nationalization, our manufacturing costs in Mexico would increase.

Current global conflicts, have created substantial uncertainty in the global economy, including sanctions and penalties imposed on certain countries from several governments. We are unable to predict the impact that these actions will have on the global economy or on our financial condition, results of operations, and cash flows as of the date of these financial statements.

We operate in many diverse regions that require modifications to our products based on local building codes, regulations, standards, certifications, and other factors, which may impact our cost to serve and profitability as we continue our penetration into these regions.

***We rely on a dependable information technology ("IT") infrastructure and network operations that have adequate cybersecurity functionality.***

The efficient operation of our business requires substantial investment in technology infrastructure systems, including enterprise resource planning systems, information systems, supply chain management systems, digital commerce systems, and connected solutions platforms and network operations and systems. The failure to acquire, implement, maintain, and upgrade these systems may impact our ability to respond effectively to changing customer expectations, manage our business, scale our solutions effectively, or impact our customer service levels, which may put us at a competitive disadvantage and negatively impact our business, results of operations, financial condition, and cash flows. In connection with our acquisition of the Snap One business, we are in the process of consolidating and integrating our ADI Global Distribution business and Snap One enterprise applications. We have experienced delays in certain aspects of the implementation of certain ADI Global Distribution enterprise systems; while we have resolved concerns to date related to the system implementation, we may not be able to successfully implement or consolidate all systems without additional challenges with the critical implementation process. While we have in the past experienced interruptions of service in our enterprise systems, none of these have been material to date. Repeated or prolonged interruptions of service, due to cyber threats or problems with our systems or third-party technologies could have a significant negative impact on our reputation and our ability to sell products and services. Our business, results of operations, financial condition, and cash flows may be adversely affected if our information systems fail, become unavailable for prolonged periods of time, are corrupted or do not allow us to transmit accurate information. Failure to properly or adequately address these issues, including the failure to fund backups, upgrades, and improvements to our systems, could impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations, financial condition, and cash flows. Our ability to keep our business operating is highly dependent on the proper and efficient operation of our own and our third-party data centers, networks, and data backup systems. In addition, a significant portion of our employees are engaged in remote or hybrid work from their homes, which further exposes our IT systems to potential cyber interference and disruption of work activities based on availability and performance of internet access in the regions in which our employees reside.

Our IT and engineering systems contain sensitive information, including personal data, trade secrets, and other proprietary information. In addition, our connected products potentially expose our business and customers to cybersecurity threats. As a result, we have experienced and may in the future be subject to systems interruption, data corruption, data loss, and service and product failures, not only resulting from the failures of our products or services but also from the failures of third-party service providers, natural disasters, power shortages or terrorist attacks, and cyber or other security threats. There is no assurance that the comprehensive security measures we have put in place to protect our IT and engineering systems, services, and products against unauthorized access and disclosure of personal data or confidential or trade secret information will be effective in every case.

We have experienced, and expect to continue to experience, cybersecurity threats and incidents, none of which, to our knowledge, have been material to date. The potential consequences to any of our connected solutions platforms, data centers, or network operations and systems resulting from a material cyber or other security incident such as a successful ransomware attack or malicious publication of confidential information, trade secrets, or personal data include financial loss, reputational and brand impact, negative media coverage, loss of stockholder value, loss of customers, litigation with third parties, including class-action litigation, regulatory investigations, audits, or other enforcement actions, theft of intellectual property, fines, regulatory reporting for data breaches, and increased cyber and other security protection and remediation costs due to the increasing sophistication and proliferation of threats, which in turn could adversely affect our competitiveness, business, financial condition, results of operations, and cash flows. In addition, damages, fines and claims arising from such incidents may not be covered by, or may exceed the amount of any insurance available or may not be insurable.

***Enhanced tariff, import/export restrictions, or other trade barriers may continue to impact global economic conditions.***

We are subject to certain laws and regulations affecting our international operations which, among other things, provide certain preferential duties and tariffs for qualifying imports subject to compliance with the applicable rules of origin and other requirements. Various modifications to global tariffs, sanctions, and other trade measures have introduced uncertainty in global markets that could adversely affect the business of our customers and suppliers, which could in turn negatively impact our net revenue, cash flows, and results of operations.

In addition, the U.S. federal government, and certain states, as well as other foreign governments including the United Kingdom and European Union, have imposed certain restrictions on the licensing, use and import, and export of certain surveillance, networking, telecommunications, and other equipment manufactured by certain of our suppliers based in China for our ADI Global Distribution business, which may require us to find additional sources of end-user products and result in higher costs. We have in the past had inquiries and claims from the U.S. federal government and a U.S. state court regarding sales of certain Chinese made products in the U.S., which inquiries and litigation could impact our business reputation.

On February 20, 2026, the U.S. Supreme Court issued its opinion that the tariffs imposed by the U.S. government under the International Emergency Economic Powers Act ("IEEPA") were unauthorized. The opinion did not direct refunds or remedies, leaving the decision on that to the lower courts, and it is anticipated that there will be litigation on any remedies set by the lower courts. On a go-forward basis, the U.S. government directed agencies to take measures to cease collection of tariffs, but did not address how or when the tariff collection would stop or whether any refunds should be issued. Further, by a presidential proclamation a new tariff surcharge of not less than 10% was directed under the balance of payments statute (**19 USC 2132**) on all imports with certain exceptions for certain commodities (e.g., electronics, critical minerals) and United States-Mexico-Canada Agreement ("USMCA") qualified products. The tariffs under this statute are intended to take effect on February 24, 2026, and will remain in effect for 150 days (the maximum under the statute). Tariffs have not been previously imposed under this statutory provision. We are currently evaluating the impacts of these actions on our business.

Further, we cannot predict the extent to which the U.S. or other countries will impose new or additional quotas, duties, tariffs, taxes, or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The continuing adoption or expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, operating results, and financial condition.

***Regulations and societal actions to respond to global climate change could negatively affect our business.***

Responses to climate change may cause a shift away from fossil fuels to alternative power sources such as electricity or alternative fuels such as natural gas/hydrogen mixtures. Many of our thermal solutions are designed for application with oil and gas systems. A shift away from fossil fuels could affect our OEM customers' business and result in a loss of business for them and for us. If we fail to adapt our solutions to alternative power sources, it could have an adverse effect on our business, financial condition, results of operations, and cash flows. Similarly, regulations to drive higher fuel efficiency and requirements to support varying fuel mix could shift business away from us if we fail to adapt our solutions to address these needs in a timely manner.

Addressing stakeholder expectations and regulatory requirements relating to corporate responsibility ("CR") matters requires an investment of time, money, and other resources. We have periodically communicated our strategies, commitments, and targets related to CR matters through the issuance of a CR report. Although we are committed to these strategies and targets, we may be unable to achieve them due to impacts on resources, operational costs, regulatory changes, and technological advancements. Furthermore, investor and other stakeholder expectations relating to CR matters have changed over time. Any failure or perceived failure by us to achieve our strategies or targets or otherwise respond to stakeholder expectations could adversely impact our business and reputation.

***Our business is subject to the risks of earthquakes, hurricanes, tornadoes, fires, power outages, floods, pandemics, epidemics, natural disasters, and other catastrophic events or other public health emergencies.***

A significant natural disaster, such as an earthquake, hurricane, tornado, fire, flood, or a public health pandemic, or a significant power outage could harm our business, financial condition, cash flows, and results of operations. The impact of climate change may increase these risks due to changes in weather patterns, such as increases in storm intensity and frequency, sea-level rise, and temperature extremes in areas where we conduct our business. Extreme weather, natural disasters, power outages, global health crises, or other unexpected catastrophic events have in the past and could in the future disrupt our operations by impacting the availability and cost of materials needed for manufacturing, causing physical damage and partial or complete closure of our manufacturing sites or distribution centers, loss of human capital, and disruption in the manufacturing and supply of products and services to customers.

With respect to our Products and Solutions segment, we operate six manufacturing facilities in Mexico and rely on third-party manufacturing partners with manufacturing capabilities in Mexico. A significant portion of our finished products are manufactured in Mexican sites, several of which operate in water stressed environments. A significant natural disaster or other event affecting the region could have a material and disproportionate impact on our ability to manufacture our products. Further, if a natural disaster or other event occurs in a region from which we derive a significant portion of our revenue, consumers in that region may delay or forego purchases of our products and solutions in the region, which may harm our results of operations for a particular period. These risks may be increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of orders, or delays in the manufacture, deployment or shipment of our products and solutions, our business, financial condition, cash flows, and results of operations would be harmed, and if such event adversely affects our business and financial results, they may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

## Risks Associated with the Proposed ADI Spin-Off

***The proposed ADI Spin-Off is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.***

Resideo's proposed separation into two independent, publicly traded companies is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of Resideo's markets, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the ADI Spin-Off, could delay or prevent the completion of the transaction or cause the transaction to occur on terms or conditions that are different or less favorable than expected. We expect to complete the ADI Spin-Off in the second half of 2026, subject to satisfaction of customary conditions, including among others, final approval from the Resideo Board of Directors, filing and effectiveness of a registration statement on Form 10 with the SEC, receipt of a tax opinion from our advisors and/or private letter ruling from the Internal Revenue Service, satisfactory completion of financing, and receipt of necessary consents and regulatory approvals. There can be no assurance that the conditions to the completion of the ADI Spin-Off will be satisfied or with respect to the ultimate timing of the intended transaction or that it will be completed at all.

The process of completing the proposed ADI Spin-Off has been and is expected to continue to be time-consuming and involves significant costs and expenses. The ADI Spin-Off costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the ADI Spin-Off is not completed or is not well executed, or if the expected benefits of the ADI Spin-Off are not realized. Executing the proposed ADI Spin-Off will also require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business. Further, while it is intended that the transaction will be tax-free to the Company's stockholders for U.S. federal income tax purposes, there is no assurance that the transaction will qualify for this treatment. If the ADI Spin-Off is ultimately determined to be taxable, either the Company, the spun-off entity and/or the Company's stockholders could incur income tax liabilities that could be significant.

***The ADI Spin-Off may not achieve the anticipated benefits and may expose us to additional risks.***

We may not realize the anticipated strategic, financial, operational or other benefits of the ADI Spin-Off. Whether or not the spin-off is completed, we may face material challenges in connection with the intended separation, including but not limited to, attracting, retaining and motivating employees during the pendency of the ADI Spin-Off and following its completion; addressing disruptions to our supply chain, manufacturing, sales and distribution and other operations resulting from separating the Company into two independent companies; separating the Company's information systems; and the impact of having to operate under the terms of any agreements we enter into in connection with the ADI Spin-Off.

Additionally, there is no assurance that following the ADI Spin-Off each separate company will be successful and we cannot predict whether the market value of our common stock after the intended separation will be, in the aggregate with the shares of the spun-off entity, less than, equal to or greater than the market value of our common stock prior to the separation. The trading price of our common stock may be more volatile prior to, around the time of or following the intended separation.

***A spin-off of ADI Global Distribution business could adversely affect our earnings and cash flows.***

ADI Global Distribution business contributed 64% of our revenue and 35% of our operating income during the twelve months ended December 31, 2025. If the ADI Spin-Off is completed, it may adversely affect our earnings and cash flows, which in turn may result in our failure to maintain our current credit ratings from independent rating agencies that could adversely affect our cost of capital and our liquidity and access to the capital markets. If our access to capital were to become constrained significantly, or if costs of capital increased significantly, that could have a material adverse impact on our business and results of operations.

**Risks Relating to Legal and Regulatory Matters**

***Failure to comply with the broad range of standards, laws, and regulations in the jurisdictions in which we operate may result in exposure to substantial disruptions, costs, and liabilities.***

Applicable laws and regulations impose complex, stringent, and costly compliance activities, including but not limited to environmental, health, and safety protection standards and permitting, labeling and other requirements regarding, among other things, electronic and wireless communications, air emissions, wastewater discharges, the use, handling, and disposal of hazardous or toxic materials, remediation of environmental contamination, anti-money-laundering and anti-corruption, antitrust and competition law concerns, data security, data protection and data privacy, consumer protection and working conditions, and benefits for and compensation of our employees. We may also be affected by future standards, laws, or regulations, including those imposed in response to cybersecurity, energy, decarbonization, climate change, product functionality, geopolitical, corporate social responsibility, data privacy, artificial intelligence, new types of online advertising, or similar concerns. We expect that the growth of our business may depend on our development of new technologies in response to such regulations and laws. These standards, laws, or regulations may further impact our costs of operation, the sourcing of raw materials, and the manufacture, design, redesign, and distribution of our products and place restrictions and other requirements on the products and solutions we can sell. The net revenue and margins of our business are directly impacted by government regulations, including safety, performance, and product certification regulations, particularly those driven by customer demands, as well as changes in trade agreements, tariffs, and environmental and energy efficiency standards. We have in the past been subject to and in the future may be subject to various claims, including legal and regulatory claims arising in the normal course of business. Such claims may include without limitation employment and benefits claims, product recall, personal injury, network security, breaches of or other non-compliance with cybersecurity, data protection, data privacy, or advertising and marketing regulations, or property damage claims resulting from the use of our products, services, or solutions, as well as exposure to hazardous materials, contract disputes, or intellectual property disputes. The actual costs of resolving legal claims may be substantially higher or lower than the level of insurance coverage we hold and/or the amounts accrued for such claims or may be excluded from coverage. In the event of unexpected future developments, it is possible that the ultimate resolutions of such matters could be unfavorable.

Various laws and regulations as well as contracts we have entered into with third parties apply to the collection, processing, transfer, disposal, disclosure, and security of personal data and other types of regulated data, including obligations concerning clear, accurate, and transparent data use practices and advertising that is not misleading.

The interpretation and application of many privacy and data protection laws and regulations around the world may be inconsistent with our existing data use, management, and retention practices, public descriptions thereof or the features of our products and services. Any such new laws or regulations, any changes to existing laws and regulations, and any such interpretation may affect demand for our products and services, impact our ability to effectively transfer data across borders or advertise our products and services in support of our business operations, or increase the cost of providing our products and services. Additionally, any actual or perceived breach of such laws or regulations may subject us to claims and may lead to administrative, civil, or criminal liability, as well as fines and reputational harm. We could also be required to fundamentally change our business activities and practices, or modify or re-design our products and services, which could have an adverse effect on our business, financial condition, results of operations, and cash flows. Claims or lawsuits related to cybersecurity, advertising, marketing, data protection or data privacy initiated by governmental bodies, customers, or other third parties, whether meritorious or not, could be time consuming, result in costly regulatory proceedings, litigation, fines and other liabilities, or require us to change our business practices, sometimes in expensive ways. Unfavorable publicity regarding our privacy practices could injure our reputation, harm our ability to keep existing customers or attract new customers, or otherwise adversely affect our business, assets, revenue, brands, and reputation.

Changes in laws, regulations, or government enforcement of policies concerning the environment, the discovery of previously unknown contamination or new technology or information related to individual contaminated sites owned or operated by Resideo, the establishment of stricter state or federal toxicity standards with respect to certain contaminants, or the imposition of new clean-up requirements or remedial techniques, could require us to incur additional currently unanticipated costs in the future that would have a negative effect on our business, financial condition, results of operations, and cash flows.

We are currently subject to laws and regulations regarding labor, employment and benefits matters, including consultation requirements, and may be subject in the future to government investigations and/or claims, allegations and/or work stoppages in these areas that may have a negative effect on our business operations and/or financial results.

***We cannot predict with certainty the outcome of litigation matters, government proceedings, and other contingencies and uncertainties.***

In the ordinary course of business, we may make certain commitments, including representations, warranties, and indemnities relating to current and past operations, and issue guarantees of third-party obligations. We have in the past and may in the future be subject to various lawsuits, investigations, or disputes arising out of the conduct of our business, including matters relating to public disclosure and reporting, commercial transactions, government contracts, product liability, prior acquisitions and divestitures, compliance with laws, labor and employment matters, employee benefit plans, intellectual property, and environmental, health and safety matters.

We have incurred, and may continue to incur, significant costs in connection with some or all of these matters.

While we maintain or may otherwise have access to insurance for certain risks, certain risks may be excluded, and the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims, legal fees, costs, and liabilities, and we may have to satisfy high insurance retentions. The incurrence of significant liabilities for which there is no or insufficient insurance coverage (or where there is available insurance but high retention levels) could adversely affect our liquidity and financial condition, results of operations, and cash flows.

As described in *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements, we are subject to potentially material liabilities related to the investigation and cleanup of environmental hazards and to claims of personal injuries or property damages that may arise from hazardous substance releases and exposures. These liabilities arise out of our current and past operations and the operations and properties of predecessor companies (including off-site waste disposal). We are also subject to potentially material liabilities related to compliance of Resideo owned sites with the requirements of various federal, state, local, and foreign governments that regulate the discharge of materials into the environment and the generation, handling, storage, treatment, and disposal of and exposure to hazardous substances. If we are found to be in violation of these laws and regulations, we may be subject to substantial fines, criminal sanctions, trade restrictions, product recalls, public exposure, and be required to install costly equipment or make operational changes to achieve compliance with such laws and regulations.

**Risks related to the Honeywell Spin-Off, our agreements and our relationships with Honeywell**

In connection with the Honeywell Spin-Off, we entered into the Tax Matters Agreement with Honeywell, pursuant to which we are responsible and will indemnify Honeywell for certain taxes, including certain income taxes, sales taxes, VAT, and payroll taxes, relating to the business for all periods, including periods prior to the consummation of the Honeywell Spin-Off ("Tax Matters Agreement"). Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

The Honeywell Spin-Off was generally intended by Honeywell to be a tax-free transaction for our stockholders, but any failure to comply with the relevant tax requirements could result in certain of our stockholders incurring substantial tax liabilities. In addition, we may have material payment obligations to Honeywell under the Tax Matters Agreement, including upon the resolution of pending or future disputes with Honeywell regarding the appropriate allocation of tax liabilities incurred in connection with the Honeywell Spin-Off.

We may have disputes with Honeywell regarding the allocation of tax related liabilities between us and Honeywell under the Tax Matters Agreement. While we maintain reserves for potential liabilities arising under the Tax Matters Agreement, to the extent we are obligated to indemnify Honeywell for tax related liabilities in respect of matters that are not reserved or in excess of reserved amounts, including upon resolution of any dispute with Honeywell, such payments could have a material adverse effect on our business, financial condition, and cash flows.

In addition, conflicts of interest have arisen in the past and may in the future arise with Honeywell in a number of areas relating to our past and ongoing relationships, including: tax, employee benefit, indemnification, and other matters arising from our separation from Honeywell; intellectual property matters; and interpretations of contractual arrangements.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with a party other than our former parent company.

The agreements that we entered into with Honeywell in connection with the Honeywell Spin-Off may impose significant restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. As described in more detail in *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements, the Trademark Agreement is terminable by Honeywell under certain circumstances, including if we fail to comply with all material obligations. The Trademark Agreement also automatically terminates upon the occurrence of a change of control of Resideo that is not approved by Honeywell and automatically terminates as to any subsidiary of Resideo upon it ceasing to be a wholly owned subsidiary of Resideo. Any termination of the Trademark Agreement could have a material adverse effect on our business, financial condition, cash flows, and reputation. In addition, the provisions of the Trademark Agreement in respect of a change of control of Resideo or the sale of any interests in any subsidiary of Resideo may impact our ability to enter into transactions that are otherwise in the best interests of our stockholders. Our intention to separate the ADI Global Distribution business through a tax-free spin-off to our shareholders does not impact the terms of the Trademark Agreement.

We and Honeywell also have had and may in the future have disputes under the agreements and related exhibits entered into in connection with the Honeywell Spin-Off. In addition, because of their former positions with Honeywell, certain of our executive officers, own equity interests in Honeywell. Continuing ownership of Honeywell stock and equity awards could appear to create potential conflicts of interest if our Company and Honeywell face decisions that could have implications for both our Company and Honeywell.

***The terms of our debt documents may impose restrictions on our business and our operations require substantial capital and we may not be able to obtain additional capital that we need in the future on favorable terms or at all.***

The terms of our varied indebtedness include a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests, including actions such as incurring additional indebtedness, paying dividends, making investments or acquisitions, selling or transferring certain assets, and other corporate actions. If market changes, economic downturns, or other negative events occur, our ability to comply with these covenants may be impaired. A breach of any of these covenants could result in an event of default under the terms of our indebtedness, giving lenders the right to accelerate the repayment of such debt, which could adversely affect our business, financial condition, results of operations, and cash flows. Additionally, we might not have, or be able to obtain, sufficient funds to make these accelerated payments, and lenders could then proceed against any collateral. Any new indebtedness could have similar or greater restrictions. As a result of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities.

We may require additional capital in the future to finance our growth and development, upgrade and improve our manufacturing capabilities, implement further marketing and sales activities, fund ongoing research and development activities, satisfy regulatory and environmental compliance obligations and national approvals requirements, fund acquisitions, pay preferred stock dividends to the extent we choose to settle these dividends in cash, and meet general working capital needs. If our access to capital were to become constrained significantly, or if costs of capital increased significantly, due to lowered credit ratings, increased interest rates, prevailing business conditions, financial leverage, the volatility of the capital markets, decreased investor interest, or other factors, our business, financial condition, results of operations, and cash flows could be adversely affected and our ability to fund future development and acquisition activities could be impacted.

We believe that we have adequate capital resources to meet our projected operating needs, capital expenditures, and other cash requirements. However, we may need additional capital resources in the future and if we are unable to obtain sufficient resources for our operating needs, capital expenditures, and other cash requirements for any reason, our business, financial condition, and results of operations could be adversely affected.

**Risks Relating to Our Common Stock and the Securities Market**

***Our stock price has been volatile; stockholder's percentage ownership in our Company may be diluted in the future.***

The market price of our common stock has been volatile in the past and may be volatile in the future. The market price of our common stock may be significantly affected by the following factors: actual or anticipated fluctuations in our operating results; changes in financial estimates by securities analysts or our failure to perform in line with such estimates; announcements by us or our competitors of significant technical innovations, acquisitions, divestitures, strategic partnerships, joint ventures, or capital commitments; the potential spin-off of the ADI Global Distribution business; the loss of, or decrease in sales to, one or more key customers; global macroeconomic conditions; and departures of key personnel.

A stockholder's percentage ownership in our Company may be diluted in the future because of common stock-based equity awards that we have granted and expect to grant in the future in accordance with our 2018 Stock Incentive Plan for the benefit of certain employees and other service providers, as well as our equity plan for our non-employee directors. In addition, we may issue additional equity as necessary to finance our ongoing operations and future acquisitions.

In addition, our Amended and Restated Certificate of Incorporation ("our Certificate") authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock, which may have preferences over our common stock with respect to dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. Refer to the risk factor **"The preferred stock issued in connection with the Snap One transaction has rights, preferences, and privileges that are not held by, and are preferential to, the rights of our common stock and has reduced the relative voting power of the holders of our common stock."** Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock.

***The preferred stock issued in connection with the Snap One transaction has rights, preferences, and privileges that are not held by, and are preferential to, the rights of our common stock and has reduced the relative voting power of the holders of our common stock.***

In June 2024, we issued 500,000 shares of Series A Cumulative Convertible Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), to CD&R Channel Holdings, L.P. (the "CD&R Stockholder"), an entity affiliated with the investment firm Clayton, Dubilier & Rice LLC, pursuant to an Investment Agreement dated April 14, 2024. The proceeds of the issuance were used to partially finance the Snap One transaction. The Preferred Stock is convertible perpetual participating preferred stock of Resideo. Refer to *Note 16. Stockholders' Equity* of the Notes to Consolidated Financial Statements for a description of the material terms of the Preferred Stock, including with respect to conversion rights, voting rights, dividend rights, anti-dilution adjustments and the Company's optional redemption rights.

Certain of the preferential rights belonging to the Preferred Stock could result in divergent interests between the holders of the Preferred Stock and our common shareholders. In addition, our obligations to pay regular dividends to the holders of the Preferred Stock (which we may elect to pay in cash or in-kind) or the exercise of any of our optional redemption rights with respect to the outstanding Preferred Stock could, if paid in cash, impact our liquidity and reduce the amount of cash available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes.

***The CD&R Stockholder holds a significant equity interest in our business and may exercise influence over us, including through its ability to designate up to two directors to our board of directors, and its interests as a preferred equity holder may diverge from, or even conflict with, the interests of our other holders of our common stock.***

The CD&R Stockholder beneficially owns shares of our common stock and Preferred Stock, which, taken together on an as-converted basis, represent approximately 19.9% of our total voting power based on CD&R's Schedule 13-D filed November 11, 2025 and total shares outstanding as of December 31, 2025. As a result, the CD&R Stockholder may have the indirect ability to influence our policies and operations. In addition, under the Investment Agreement, the CD&R Stockholder is entitled to appoint up to two directors to our board of directors, subject to specified minimum ownership requirements. Both Nathan K. Sleeper and John Stroup, partners at CD&R, currently serve as directors. With such representation on our board of directors, the CD&R Stockholder has influence over the appointment of management and any action requiring the vote of our board of directors, including significant corporate action such as mergers and sales of substantially all of our assets. Additionally, for so long as the CD&R Stockholder owns Preferred Stock, certain matters will require the approval of the CD&R Stockholder, including: (1) amendments to our certificate of incorporation, the certificate of designations for the Preferred Stock or our bylaws that would alter or change the terms or the powers, preferences, rights, or privileges of the Preferred Stock as to affect them adversely; (2) authorizing, creating, increasing the authorized amount of, or issuing any class or series of equity securities that rank senior to or on party with the Preferred Stock; (3) increasing or decreasing the authorized number of shares of Preferred Stock; (4) amending certain debt financing documents to include limitations on our ability to accrue dividends on the Preferred Stock that are more restrictive in any material respect than those set forth in our existing debt financing documents; or (5) adopting any plan of liquidation or filing any voluntary petition for bankruptcy, receivership, or any similar proceeding. The CD&R Stockholder and its affiliates are in the business of making or advising on investments in companies, including businesses that may directly or indirectly compete with certain portions of our business. In addition, the CD&R Stockholder may have an interest in pursuing acquisitions, divestitures, financings, or other transactions that, in their judgment, could enhance their overall equity investment and have a negative impact to holders of our common stock as a whole.

***Certain provisions in our governing documents may discourage takeovers.***

Several provisions of our governing documents and Delaware law may discourage, delay, or prevent a merger or acquisition. These provisions include: our stockholders are not permitted to act by written consent; advance notice requirements for stockholder nominations and proposals; limitations on the persons who may call special meetings of stockholders and limitations on our ability to enter into business combination transactions.

These and other provisions of our governing documents and Delaware law may discourage, delay, or prevent certain types of transactions involving an acquisition or change in control of our Company, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

**General Risk Factors**

***We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our business, financial condition, results of operations, and cash flows.***

Our future performance is highly dependent upon the continued services of our employees and management who have significant industry expertise, including our engineering and design personnel and trained sales force. Our performance is also dependent on the development of additional personnel and the hiring of new qualified personnel for our operations. Competition for qualified personnel in our markets is intense; many locations in which we operate have seen competition for talent and increases in wages, and we may not be successful in attracting or retaining qualified personnel. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel could negatively affect our business, financial condition, results of operations and cash flows. With our intent to spin our ADI Global Distribution business, there can be no guarantee that we will be able to recruit and retain critical executive talent who have the necessary skill sets and capabilities required to lead the Company, nor can we guarantee the timeline required for such recruitment.

***Our effective tax rate will be affected by factors including changes in tax rules, and in the interpretation and application of those rules, in the countries in which we operate.***

Our future results of operations could be adversely affected by changes in the effective tax rate as a result of changes to the various statutory tax rates and rules to which we are subject and other factors outside our control. Our tax expense includes estimates of tax reserves and reflects other estimates and assumptions, including assessments of our future earnings which could impact the valuation of our deferred tax assets. Changes in tax laws or regulations may adversely impact our provision for income taxes.

***Currency exchange rate fluctuations and financial counterparty risks may adversely affect our results.***

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates. Refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. Approximately 22% of our 2025 net revenue was derived outside the U.S., and we expect sales to non-U.S. customers to continue to represent a similar portion of our consolidated net revenue. A significant amount of our payment obligations, including pursuant to the Tax Matters Agreement and our debt obligations are denominated in U.S. dollars. Finally, we generate significant amounts of cash outside of the U.S. that are invested with foreign financial counterparties. These factors expose us to foreign exchange risk.

Although we may enter into currency exchange contracts to reduce our risk related to currency exchange fluctuations, changes in the relative fair values of currencies occur from time to time and may, in some instances, have a material impact on our operations. We do not currently hedge against our currency exposure and, therefore, our business will continue to be susceptible to currency fluctuations. While we employ comprehensive controls regarding global cash management, a material disruption to the counterparties with whom we transact business could expose us to financial loss.

We also translate assets, liabilities, revenue, and expenses denominated in non-U.S. dollar currencies into U.S. dollars for our Consolidated Financial Statements based on applicable exchange rates. Consequently, fluctuations in the value of the U.S. dollar compared to other currencies may have a material impact on the value of these items in our Consolidated Financial Statements, even if their value has not changed in their original currency.

***If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.***

The Sarbanes-Oxley Act of 2002 requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. If we are not able to comply with the requirements of Section 404 thereunder in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by SEC or other regulatory authorities, which would require additional financial and management resources.

Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

***If our goodwill, other intangible assets and long-lived assets become impaired, we may be required to record a significant charge to earnings.***

We test, at least annually, the carrying value of goodwill for impairment, as discussed in *Note 2. Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements. We review other intangible assets and long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results. If the assumptions used in our analysis are not realized or if there was an adverse change in facts and circumstances, it is possible that an impairment expense may need to be recorded in the future. If the fair value of our reporting units falls below their carrying amounts because of reduced operating performance, market declines, changes in the discount rate, or other conditions, expenses for impairment may be necessary. Any such expenses may have a material negative impact on our results of operations. There were no material impairment expenses taken during the years ended December 31, 2025, 2024, and 2023.

***We may be required to make significant cash contributions to our defined benefit pension plans.***

We sponsor defined benefit pension plans under which certain eligible employees will earn pension benefits. We have plans in several countries including the U.S., the terms of which require that such qualified defined benefit pension plans maintain certain capitalization levels. Changes in discount rates and actual asset returns different than our anticipated asset returns can result in significant non-cash actuarial gains or losses. With regard to cash pension contributions, funding requirements for our pension plans are largely dependent upon interest rates, actual investment returns on pension assets, and the impact of legislative or regulatory changes related to pension funding obligations. Our future required pension plan contributions may be material and could adversely impact our financial condition, cash flows, and results of operations. We may need to make pension plan contributions in future periods sufficient to satisfy funding requirements.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 1C. Cybersecurity.**

We maintain an Enterprise Risk Management ("ERM") program, which is managed by members of senior management, designed to identify, assess, and monitor key risks that are aligned with our strategic and business objectives. Our policies and processes are based on recognized frameworks established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization and other applicable industry standards. We apply NIST best practices in how we implement security and privacy controls. We use NIST to define our practice in conducting risk assessments as well as to define our approach in managing internet of things ("IOT") device security. We have identified various cybersecurity risks that could adversely affect our business, results of operations, and financial condition, including violation of privacy laws, intellectual property theft, fraud, business interruption or ransomware, harm to customers or employees and other legal and reputational risks.

Our Chief Information Security Officer ("CISO") oversees our information security program, leading a team responsible for enterprise-wide cybersecurity strategy, policy, process, standards, and architecture. Our CISO holds a master's in information security and an MBA in technology management and has over twenty-five years of technology leadership experience, along with other certifications in efficiency and project management. Beyond the CISO, the security team in charge of incident management has a strong bench of experienced information security practitioners holding diverse degrees in science, technology, computer science, and mathematics. Members of the operations team have certifications such as the Certified Information Systems Security Professional ("CISSP"), Certified Information Security Manager ("CISM"), Offensive Security Certified Professional ("OSCP"), Certified Ethical Hacker, and many more. They all come from backgrounds that complement professions in security and all of them have at least several years of industry experience.

Internal and external experts regularly evaluate our information security program, with results reported to senior management and our Board of Directors. We actively collaborate with vendors, industry experts, and intelligence and law enforcement communities to continually assess and enhance the effectiveness of our information security policies and procedures.

We follow a structured framework linked to specific security standards and the procedural practices that the security team employs in supporting associated activities. Our information security team works closely with our managed security service provider to triage identified anomalies and alerts that are raised as risks and work across the Company to validate the risk and act as deemed appropriate. The global security operations center ("SOC") within the CISO's organization is responsible for incident management including identification, assessment of initial threat, notification of key stakeholders, containment, remediation, and recovery. We have a cross-functional team prepared to respond in a timely manner to the incident and assess our obligations when incidents occur.

We use technical safeguards to protect our systems from cybersecurity threats, including firewalls and access controls. As part of our risk management practice, and given the rapidly changing regulatory landscape, we focus on making relevant privacy and cybersecurity training available to all employees, this includes mandatory training for all users on privacy and security best practices, as well as awareness training tied to our phishing campaigns. Topics included in our yearly training include best practices in password hygiene, phishing awareness, data privacy, and other focus areas. We periodically test our policies and practices to guard against cybersecurity threats and engage in audits, threat modeling, vulnerability testing, and table top exercises.

We have an established practice to oversee and manage third-party service providers in order to protect our interests related to cybersecurity threats. The Contract and Procurement Security Services ("CPSS") process has several key requirements of third-party vendors who manage or control our electronic information resources to ensure they protect our interests in cybersecurity, including: adherence to cybersecurity best practices, such as the NIST Cybersecurity Framework; completion of a security assessment questionnaire prior to any contract execution; and through application of our GRC (Governance, Risk, and Compliance) Tool, which triggers automatic annual security reviews of vendors. The security compliance team within the CISO's organization actively reviews and assesses third-party responses and takes appropriate actions based on such responses.

The Board and the committees of the Board oversee our risk profile and exposures relating to matters within the scope of their authority. Among other matters, the Audit Committee is charged with oversight of Resideo's risks relating to enterprise-wide cybersecurity, including review of the state of our cybersecurity policies and programs and steps management has taken to monitor and control such exposures. Cybersecurity review with the CISO is a regular standing calendar item of the Audit Committee in connection with its overall ERM program oversight. In addition, our Audit Committee provides oversight of our product technology and software cybersecurity program. The Audit Committee, together with the CISO, provide the full Board with visibility into the risks that impact us and the plans to mitigate them. The CISO's reports to the committees and the Board include insights on operations, business cyber risks, emerging threats and key strategic initiatives driving improved security capabilities, and special topics around what we are doing to strengthen Resideo's security posture.

**Item 2. Properties.**

Our corporate headquarters is located in Scottsdale, Arizona. The following table shows the types of sites owned or leased by business segment:

|  | Products and Solutions | ADI Global Distribution | Corporate | Total |
|---|---|---|---|---|
| Manufacturing | 15 | — | — | 15 |
| Distribution centers | 4 | 21 | — | 25 |
| Branches | — | 198 | — | 198 |
| Other | 36 | 26 | 3 | 65 |
| Totals | 55 | 245 | 3 | 303 |

Other sites owned or leased include offices, engineering, lab, and storage sites used by one or more of the business segments.

The following table shows the regional distribution of these sites:

|  | Americas | Asia Pacific | EMEA |
|---|---|---|---|
| Sites | 215 | 11 | 77 |

With respect to our Products and Solutions segment, we operate six manufacturing facilities in Mexico and rely on third-party manufacturing partners with manufacturing capabilities in Mexico.

In addition to the above sites, we partner with third-party logistics that operate warehousing and transportation sites for some of our ADI Global Distribution products.

The majority of our sites are leased rather than owned. We believe our properties are adequate and suitable for our business as presently conducted and are adequately maintained.

**Item 3. Legal Proceedings.**

We are subject to various lawsuits, investigations, and disputes arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, prior acquisitions and divestitures, employee matters, intellectual property, trade and tax compliance, compliance with laws and environmental, health, and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. We do not currently believe that such matters are material to our results of operations. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

**Item 4. Mine Safety Disclosures.**

Not applicable.

**PART II.**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Our common stock is traded on the New York Stock Exchange under the symbol "REZI." On February 17, 2026, there were 30,288 holders of record of our common stock and the closing price of our common stock on the New York Stock Exchange was $36.42 per share. As of February 17, 2026, approximately 151 million shares of our common stock and 0.5 million shares of our Preferred Stock were outstanding.

*Dividends*

We have never declared or paid any cash dividends on our common stock and we currently do not intend to pay cash dividends on our common stock. However, we are required to make preferred dividend payments under the terms of our Preferred Stock in cash or in-kind. We currently expect to retain any future earnings to fund the operation and expansion of our business, pay back debt obligations, or to repurchase our common stock. The Board's decision regarding any future payment of common stock dividends will depend on the consideration of many factors, including our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, obligations under the Tax Matters Agreement, legal requirements, regulatory constraints, and other factors that the Board deems relevant. Additionally, the terms of the indebtedness, including obligations owed to Honeywell under the Tax Matters Agreement, Trademark License, and Patent Cross-License Agreements, may limit our ability to pay cash dividends. Refer to *Note* 15. *Commitments and Contingencies* of the Notes to Consolidated Financial Statements for additional information.

*Issuer Purchases of Equity Securities*

During the three months ended December 31, 2025, we did not make any common share repurchases. As of December 31, 2025, we had approximately $108 million of authorized repurchases remaining under our share repurchase program.

*Stock Performance*

The following graph shows a comparison through December 31, 2025 of the cumulative total returns for (i) our common stock, (ii) the S&P Small Cap 600 Index, and (iii) the S&P 400 Industrials assuming an initial investment of $100 in the stock or the index on December 31, 2020 and reinvestment of all dividends. This graph covers the period from December 31, 2020 through December 31, 2025. The returns in the graph are not intended to forecast or be indicative of possible future performance of our common stock.



**Item 6. [RESERVED]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**
**(In millions, except per share amounts)**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to help readers understand the results of our operations and financial condition for the three years ended December 31, 2025, and should be read in conjunction with the Consolidated Financial Statements and the notes thereto contained elsewhere in this Form 10-K.

**Current Period Highlights**

- Net revenue of $7.47 billion in 2025, up 10.5% from $6.76 billion in 2024

- Gross profit margin of 29.4%, compared to 28.1% in the prior year comparable period

- Income from operations of $607 million, or 8.1% of revenue, compared to $520 million, or 7.7% of revenue in 2024

- Fully diluted earnings (loss) per common share of $(3.77), compared to $0.61 per common share in the same period last year

**Overview and Business Trends**

We are a global manufacturer, developer, and distributor of technology-driven sensing and controls products and solutions that help homeowners and businesses stay connected and in control of their comfort, security, energy use, and smart living. We are a leading player in key product markets including home heating, ventilation, and air conditioning controls; smoke and carbon monoxide detection home safety and fire suppression; and security. Our global footprint serves residential and commercial end-markets. Our solutions and services can be found in over 150 million residential and commercial spaces globally, with tens of millions of new devices sold annually.

We manage our business operations through two business segments, Products and Solutions and ADI Global Distribution.

Our Products and Solutions segment offerings include temperature and humidity control, water and air solutions, smoke and carbon monoxide detection home safety products, residential and small business security products, video cameras, other home-related lifestyle convenience solutions, cloud infrastructure, installation and maintenance tools, and related software. We also sell components to manufacturers of water heaters, heat pumps, and boilers. Our products and solutions for comfort, energy management, safety, and security benefit from trusted, well-established branded offerings such as Braukmann, BRK, First Alert, Honeywell Home, Resideo, and others.

Our ADI Global Distribution segment is a leading, global specialty distributor of professionally installed low-voltage products, including security and AV solutions, serving commercial and residential markets through an omnichannel go-to-market platform. ADI Global Distribution sells primarily to licensed professional installers, dealers, and integrators. We offer an expansive list of products from leading suppliers across key specialty low-voltage categories. ADI complements our third-party supplier products with a suite of exclusive brands and services offerings.

Our financial performance is influenced by macroeconomic factors underlying end user demand such as repair and remodeling activity, residential and commercial construction, new and existing home sales, employment rates, interest rates and bank lending standards, and supply chain dynamics that can be influenced by geopolitics. The ongoing uncertainty and volatility in the global macroeconomic and political environments have affected, and could continue to affect, our visibility toward future performance. Uncertainties remain, including the global tariff environment, geopolitical relations between and among the U.S. and other countries, potential for changes in inflation and interest rates, increased labor costs, reduced consumer spending due to softening labor markets, elevated mortgage rates, shifts in energy policies, and potential market and other disruption from any of the above.

**Outlook**

For 2026, we anticipate executing our business operations against a highly dynamic global macroeconomic environment. The vast majority of costs associated with the building products that the Products and Solutions segment sells in the U.S. are incurred in Mexico. Most Products and Solutions products manufactured in Mexico, along with a significant portion of the ADI Global Distribution segment products sourced in Mexico, are currently exempt from tariffs under the USMCA or specific commodity exceptions. Tariff impacts related to imported products that are not subject to the USMCA or another exception may be impacted by the new tariff surcharge of at least 10%. We will continue to take actions to address the cost impact of any tariffs that affect our business; however, rising prices and other macroeconomics factors may lead to lower purchase levels by our customers. We are monitoring these dynamics closely and will adjust our business operations as appropriate. Also, we anticipate slow growth in the U.S. residential housing market and a moderation of growth in the non-residential construction market. Based on the aforementioned, our 2026 revenue outlook is growth in the mid-single-digits range year-over-year.

**Basis of Presentation and Reclassifications**

Refer to *Note 1. Nature of Operations and Basis of Presentation* of the Notes to Consolidated Financial Statements.

**Results of Operations**

This section of the Form 10-K discusses fiscal 2025 and fiscal 2024 items and year-over-year comparisons of these periods. Discussions of fiscal 2023 items and year-over-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this Form 10-K can be found in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in Part II, Item 7 in our 2024 Annual Report on Form 10-K filed February 20, 2025.

The following table represents results of operations on a consolidated basis for the periods indicated:

| (in millions, except per share data and percentages) | | 2025 | | 2024 | | $ change | % change |
|---|---|---|---|---|---|---|---|
| | | **Years Ended December 31,** | | | | | |
| Net revenue | $ | 7,472 | $ | 6,761 | $ | 711 | 10.5 % |
| Cost of goods sold | | 5,276 | | 4,860 | | 416 | 8.6 % |
| Gross profit | | 2,196 | | 1,901 | | 295 | 15.5 % |
| *Gross Profit %* | | *29.4 %* | | *28.1 %* | | | 130 bps |
| Operating expenses: | | | | | | | |
| Research and development expenses | | 167 | | 111 | | 56 | 50.5 % |
| Selling, general and administrative expenses | | 1,266 | | 1,138 | | 128 | 11.2 % |
| Intangible asset amortization | | 122 | | 80 | | 42 | 52.5 % |
| Restructuring, impairment and extinguishment costs | | 16 | | 52 | | (36) | (69.2)% |
| Business separation costs | | 18 | | — | | 18 | NA |
| Total operating expenses | | 1,589 | | 1,381 | | 208 | 15.1 % |
| Income from operations | | 607 | | 520 | | 87 | 16.7 % |
| Indemnification Agreement expense [1] | | 972 | | 211 | | 761 | 360.7 % |
| Other expense (income), net | | (43) | | 7 | | (50) | (714.3)% |
| Interest expense, net | | 135 | | 81 | | 54 | 66.7 % |
| Net income (loss) before taxes | | (457) | | 221 | | (678) | (306.8)% |
| Provision for income taxes | | 70 | | 105 | | (35) | (33.3)% |
| Net income (loss) | | (527) | | 116 | | (643) | (554.3)% |
| Less: preferred stock dividends | | 35 | | 19 | | 16 | 84.2 % |
| Less: undistributed income allocated to preferred stockholders | | — | | 6 | | (6) | (100.0)% |
| Net income (loss) available to common stockholders | $ | (562) | $ | 91 | $ | (653) | (717.6)% |
| | | | | | | | |
| Earnings (loss) per common share | | | | | | | |
| Basic | $ | (3.77) | $ | 0.62 | $ | (4.39) | (708.1)% |
| Diluted | $ | (3.77) | $ | 0.61 | $ | (4.38) | (718.0)% |
| | | | | | | | |
| Weighted average common shares outstanding: | | | | | | | |
| Basic | | 149 | | 146 | | | |
| Diluted | | 149 | | 149 | | | |

[1] In connection with the Honeywell Spin-Off, we entered into an indemnification and reimbursement agreement, pursuant to which we had an obligation to make cash payments associated with Honeywell's environmental liabilities (the "Indemnification Agreement") which was terminated in August 2025.

### *Net Revenue*

Net revenue for the year ended December 31, 2025 was $7,472 million, an increase of $711 million, or 10.5%, compared to the same period in 2024. The increase was primarily due to $446 million of revenue from the acquisition of Snap One, $193 million from favorable price and mix, $47 million from higher sales volume, and $32 million from favorable foreign currency exchange rates.

*Gross Profit*

The chart below presents the drivers of the gross profit variance from the years ended December 31, 2024 to December 31, 2025.



Gross profit for the year ended December 31, 2025 was $2,196 million, an increase of $295 million, or 15.5%, compared to the same period in 2024, as shown in the above waterfall.

Gross margin rate for the year ended December 31, 2025 was 29.4%, an increase of 130 basis points ("bps") from the prior year. The increase was primarily driven by favorable price and mix shift of 100 bps, and favorable impacts from the acquisition of Snap One of 50 bps. The increase was partially offset by lower margins on sales volumes of 20 bps.

*Research and Development Expenses*

Research and development expenses for the year ended December 31, 2025 were $167 million, an increase of $56 million, or 51% compared to the same period in 2024. The increase was primarily driven by $34 million from Products and Solutions related to incremental headcount and third-party services to develop and introduce new products into the market, and $22 million from ADI Global Distribution primarily as a result of the acquisition of Snap One.

*Selling, General and Administrative Expenses*

Selling, general and administrative expenses for the year ended December 31, 2025, were $1,266 million, an increase of $128 million, or 11.2%, compared to the same period in 2024. The increase was driven by $78 million of higher operating costs versus prior year associated with the acquisition and integration of Snap One, $44 million of incremental operating costs including payroll and benefits, rent, and third-party spend, and $6 million of unfavorable foreign currency impacts.

*Intangible Asset Amortization*

Intangible asset amortization for the year ended December 31, 2025 was $122 million, an increase of $42 million, or 53% compared to the same period in 2024. The increase was primarily due to amortization expense of $36 million associated with the new intangible assets acquired in the Snap One acquisition, and $6 million higher amortization primarily related to an increase in capitalized software development.

*Restructuring, Impairment and Extinguishment Costs*

Restructuring, impairment and extinguishment costs for the year ended December 31, 2025 were $16 million, a decrease of $36 million, or 69% compared to the same period in 2024. The decrease was due to $26 million of lower restructuring costs in 2025 due to fewer restructuring actions, $6 million of lower impairment expenses associated with certain equity investments in the prior year, and $4 million of lower debt extinguishment and modification costs.

*Business Separation Costs*

Business separation costs for the year ended December 31, 2025 were $18 million. These expenditures are one-time in nature and included third-party advisory, consulting, legal, and other incremental separation-related costs incurred in connection with the announced ADI Spin-Off.

*Indemnification Agreement Expense*

Indemnification Agreement expense for the year ended December 31, 2025 was $972 million, an increase of $761 million compared to the same period in 2024. The increase was driven by additional expense incurred in connection with the termination of the Indemnification Agreement with Honeywell.

*Other expense (income), net*

Other income, net for the year ended December 31, 2025 was $43 million, a change of $50 million compared to other expenses, net of $7 million in the same period in 2024. The change was primarily driven by a $52 million gain on sale recorded in 2025 in connection with the sale of the Resideo Grid Services business by the Products and Solutions segment, and $11 million from amortization of actuarial gains related to the non-U.S. pension plans, which was partially offset by $17 million of foreign currency impacts.

*Interest Expense, Net*

Interest expense, net for the year ended December 31, 2025 was $135 million, an increase of $54 million, or 67% compared to the same period in 2024. The increase was primarily due to an approximately $1.2 billion increase in outstanding debt resulting in $34 million of higher interest expense, a decrease of $14 million in interest rate derivative related receipts due to interest rate fluctuations and a lower aggregate notional amount of interest rate swaps due to maturities, and lower interest income of $5 million as a result of lower interest rates and lower cash balances.

*Tax Expense*

Income tax expense for the year ended December 31, 2025 was $70 million, a decrease of $35 million or 33% compared to the same period in 2024. The decrease was primarily driven by a decrease in income before taxes and an increase in the non-deductible Indemnification Agreement expense, offset by an increase in deductible interest expense.

The effective income tax rate decreased from 47.5% to (15.3)%, compared to the same period in 2024, primarily driven by the mix of earnings across the jurisdictions in which we operate, decreased income before taxes with relatively fixed non-deductible expenses, a large increase in the non-deductible Indemnification Agreement expense offset by an increase in deductible interest expense and U.S. taxation of foreign earnings.

***Segment Results of Operations***

*Products and Solutions*

The chart below presents net revenue and income from operations for the years ended December 31, 2025 and December 31, 2024.



Products and Solutions net revenue for the year ended December 31, 2025 was $2,688 million, an increase of $124 million, or 4.8%, compared to the same period in 2024. The increase is primarily due to an $129 million favorable impact from price and mix, and $14 million from favorable foreign currency exchange rates. The increase was partially offset by $19 million from lower sales volumes.

Income from operations for the year ended December 31, 2025 was $555 million, an increase of $52 million, or 10.3%, compared to the same period in 2024. The increase is primarily due to favorable price and mix shift of $72 million, $11 million reduction in engineering costs within cost of goods sold, lower restructuring costs of $9 million, and lower manufacturing costs of $4 million. The increase was partially offset by $34 million of incremental research and development expenses, reflecting a strategic reallocation of engineering resources to support new product development, and lower sales volumes of $13 million.

*ADI Global Distribution*

The chart below presents net revenue and income from operations for the years ended December 31, 2025 and December 31, 2024.



ADI Global Distribution net revenue for the year ended December 31, 2025 was $4,784 million, an increase of $587 million, or 14.0%, compared to the same period in 2024. The increase was primarily driven by $446 million of revenue from the acquisition of Snap One, $66 million from higher sales volumes, $64 million from favorable price and mix shift, and $18 million from favorable foreign currency exchange rates.

Income from operations for the year ended December 31, 2025 was $212 million, an increase of $17 million, or 8.7%, compared to the same period in 2024. The increase was primarily driven by $162 million in additional gross profit from the acquisition of Snap One, $61 million from net favorable price and mix shift, $11 million lower restructuring expense, and $10 million from higher sales volumes. This increase was partially offset by an increase in selling, general and administrative expenses of $146 million including payroll and benefits, rent, bad debt, and third-party spend. Additionally, amortization increased by $40 million primarily due to intangibles acquired as part of the Snap One acquisition, research and development costs increased by $22 million, freight and duties increased by $10 million primarily due to the one-time impacts from our system implementation, and we had $10 million in unfavorable impacts due to foreign currency exchange rates and other miscellaneous items.

*Corporate*

Corporate costs for the year ended December 31, 2025 were $160 million, a decrease of $18 million, or 10.1% compared to the same period in 2024. The decrease was primarily driven by $33 million of Snap One acquisition and integration costs incurred in the prior year, and lower restructuring, impairment and extinguishment costs of $16 million. The decrease was partially offset by $18 million of business separation costs related to the announced ADI Spin-Off and incremental operating costs of $11 million including payroll and benefits and third-party spend.

**Liquidity and Capital Resources**

As of December 31, 2025, total cash and cash equivalents were $661 million, of which 33% were held by foreign subsidiaries. Our liquidity is primarily dependent on our ability to continue to generate positive cash flows from operations, supplemented by external sources of capital as needed. Additional liquidity may also be provided through access to the capital markets and our senior secured revolving credit facility in an aggregate principal amount of $500 million (the "A&R Revolving Credit Facility").

In August 2025, we made a pre-tax, one-time cash payment of $1,590 million to Honeywell to terminate the Indemnification Agreement. This was partially financed in the amount of $1,225 million in incremental term loans under our credit agreement with JPMorgan Chase Bank N.A. as administrative agent (the "A&R Credit Agreement"), which mature in August 2032. The remainder of the payment to Honeywell was financed with our existing cash. Refer to *Note 11. Long-Term Debt* and *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements for further discussion.

*Liquidity*

Our future capital requirements will depend on many factors, including acquisition or strategic transactions we may enter into such as the announced future ADI Spin-Off, the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies, and the expansion of our sales and marketing activities. While we may elect to seek additional funding at any time, we believe our existing cash, cash equivalents, and availability under our credit facilities are sufficient to meet our capital requirements for the foreseeable future.

We may from time to time take steps to reduce our debt or otherwise improve our financial position. These actions could include prepayments, open market debt repurchases, negotiated repurchases, other redemptions or retirements of outstanding debt, opportunistic refinancing of debt, raising additional capital, or divesting certain assets. The amount of prepayments or the amount of debt that may be refinanced, repurchased, or otherwise retired, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants, and other considerations.

*A&R Credit Agreement and Senior Notes*

As of December 31, 2025, we had $3,231 million of total debt, including $2,331 million outstanding under our A&R Credit Agreement, $300 million 4.000% Senior Notes due 2029, and $600 million 6.500% Senior Notes due 2032. We have $18 million in outstanding debt due in the next twelve months and $46 million of unamortized deferred financing costs. The Senior Notes due 2029 and Senior Notes due 2032 are senior unsecured obligations of Resideo guaranteed by Resideo's existing and future domestic subsidiaries and rank equally with all of Resideo's senior unsecured debt.

We have also entered into certain interest rate swap agreements based on the term secured overnight financing rate ("Term SOFR"). These interest rate swap agreements effectively convert a portion of our variable-rate debt to fixed-rate debt. Additionally, we assumed an interest rate cap in 2024 which effectively capped the interest on a portion of our variable-rate debt with a notional amount of $342 million and a strike rate of 4.79% (the "Interest Rate Cap"). Pursuant to the terms of the Interest Rate Cap, we paid a premium of $7 million at the maturity date of December 31, 2025; therefore, the instrument was fully settled and is no longer outstanding.

In August 2025, we issued $1,225 million of incremental terms loans which mature in August 2032, the net proceeds of which were used primarily to fund the termination of the Indemnification Agreement. As a result of the August 2025 amendment, the A&R Term B Facility bears interest at a rate per annum based on Term SOFR plus an interest rate margin of 2.00% per annum.

As of December 31, 2025, we were in compliance with all covenants related to the A&R Credit Agreement, Senior Notes due 2029, and Senior Notes due 2032.

Refer to *Note 11. Long-Term Debt* and *Note 12. Derivative Financial Instruments* of the Notes to Consolidated Financial Statements for a description of our debt obligations and the timing of future principal and interest payments, including impacts from our interest rate derivatives.

### Common Share Repurchase Program

In August 2023, we announced that our Board of Directors authorized a share repurchase program for the repurchase of up to $150 million of our common stock over an unlimited time period. During the twelve months ended December 31, 2025, there were no common stock repurchases. During the twelve months ended December 31, 2024, we repurchased approximately 75 thousand shares of common stock in the open market at a total cost of $1 million. As of December 31, 2025, we had approximately $108 million of authorized repurchases remaining under the share repurchase program.

### Cash Flow Summary for the Years Ended December 31, 2025 and 2024

Our cash flows from operating, investing, and financing activities for the years ended December 31, 2025 and 2024, as reflected in the Consolidated Financial Statements are summarized as follows:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **$ change** |
| Cash provided by (used in): | | | |
| Operating activities | $ (1,137) | $ 444 | $ (1,581) |
| Investing activities | (39) | (1,409) | 1,370 |
| Financing activities | 1,128 | 1,031 | 97 |
| Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash | 17 | (10) | 27 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | $ (31) | $ 56 | $ (87) |

### 2025 compared with 2024

Net cash used for operating activities for the year ended December 31, 2025 was $1,137 million, a decrease in cash from operating activities of $1,581 million. This change was primarily driven by a net loss of $527 million in 2025 compared to net income of $116 million in the prior year, a $583 million use of cash in 2025 versus a $71 million source of cash in the prior year associated with long-term obligations payable under the Indemnification Agreement. The decrease was also driven by an $111 million greater use of cash in accrued liabilities associated primarily with a reduction in short-term obligations payable under the Indemnification Agreement and $97 million lower cash provided by accounts payable.

Net cash used for investing activities for the year ended December 31, 2025 was $39 million, a decrease of $1,370 million, or 97.2%, as compared to 2024. The decrease was primarily driven by the prior year acquisition of Snap One for $1,337 million and $77 million received in 2025 in connection with the sale of the Resideo Grid Services business, partially offset by an increase in capital expenditures of $36 million in 2025.

Net cash provided by financing activities for the year ended December 31, 2025 was $1,128 million, an increase of $97 million, or 9.4% as compared to 2024. This increase was primarily driven by a $596 million reduction in long term debt repayments offset by prior year proceeds of $482 million related to the issuance of Preferred Stock and an increase in Preferred Stock dividend payments of $23 million in 2025.

***Contractual Obligations and Probable Liability Payments***

In addition to our long-term debt discussed above, our material cash requirements include the following contractual obligations.

*Indemnification Agreement Payments*

In connection with the Honeywell Spin-Off, we entered into the Indemnification Agreement with Honeywell. On July 30, 2025, we entered into the Termination Agreement with Honeywell to terminate the Indemnification Agreement. Subject to the terms and conditions of the Termination Agreement, we made a pre-tax, one-time cash payment of $1,590 million to Honeywell in August 2025 using proceeds from the incremental term loans issued under the A&R Credit Agreement, together with a portion of our cash on hand. We are no longer required to make any further payments to Honeywell under the Indemnification Agreement and the associated affirmative and negative covenants no longer apply. During the twelve months ended December 31, 2025, we paid Honeywell $1,695 million under the Indemnification Agreement, which includes the impact of the Termination Agreement. For further discussion on the Indemnification Agreement refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

*Environmental Liability*

We make environmental liability payments for sites which we own and are directly responsible for. As of December 31, 2025, $22 million was deemed probable and reasonably estimable.

*Operating Leases*

We have operating lease arrangements for the majority of our manufacturing sites, offices, engineering, lab, and storage sites, stocking locations, warehouses, automobiles, and certain equipment. As of December 31, 2025, we had operating lease payment obligations of $346 million, with $57 million payable within 12 months.

*Purchase Obligations*

We enter into purchase obligations with various vendors in the normal course of business. As of December 31, 2025, we had purchase obligations of $178 million, with $130 million payable within 12 months.

***Off-Balance Sheet Arrangements***

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, net revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources.

***Critical Accounting Policies and Significant Estimates***

Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP and pursuant to SEC regulations and is based, in part, on the application of significant accounting policies, many of which require us to make estimates and assumptions. Application of the critical accounting estimates discussed below requires management's significant judgments and involves a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations. We review our estimates and assumptions on an ongoing basis and reflect changes as appropriate when additional information becomes available. We base our estimates and assumptions on extensive historical experience and/or other pertinent factors we believe are applicable and reasonable under the circumstances, such as forecasts of future performance, which serve as the foundation for determining how to recognize and measure assets and liabilities not readily apparent from other sources. We consider the below critical areas in the application of our accounting policies and estimates that involve a significant level of estimation uncertainty, complex judgment, subjectivity, and have had or are reasonably likely to have a material impact on our financial condition or results of operations and are critical to the understanding of our Consolidated Financial Statements. Actual results could differ from our estimates and assumptions. Refer to *Note 2. Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements.

*Goodwill and Intangible Assets*

We review the carrying values of goodwill and identifiable intangible assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually, on the first day of the fourth quarter. If the carrying value of a reporting unit exceeds its fair value, we record a goodwill impairment loss as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit. Refer to *Note 9. Goodwill and Other Intangible Assets, net* of the Notes to Consolidated Financial Statements.

*Revenue*

Revenue is measured as the amount of consideration expected to be received in exchange for our products. Allowances for cash discounts, volume rebates, and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed upon with various customers, which are typically earned by the customer over an annual period.

Revenue is adjusted for variable consideration, which includes customer volume rebates and prompt payment discounts. We measure variable consideration by estimating expected outcomes using analysis and inputs based upon anticipated performance, historical data, and current and forecasted information. Customer returns are recorded as a reduction to sales on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the sale date and the return date, while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. Measurement of variable consideration is reviewed by management periodically and revenue is adjusted accordingly. We do not have significant financing components. Refer to *Note 5. Revenue Recognition* of the Notes to Consolidated Financial Statements.

*Income Taxes*

Significant judgment is required in evaluating tax positions. We establish additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we are examined by various federal, state, and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability, and deferred taxes in the period in which the facts that give rise to a change in estimate become known. Refer to *Note 17. Income Taxes* of the Notes to Consolidated Financial Statements.

**Other Matters**

*Litigation, Environmental Matters and the Indemnification Agreement*

Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements for further discussion.

*Recent Accounting Pronouncements*

Refer to *Note 2. Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements.

# Resideo Technologies, Inc.

## Cautionary Statement Concerning Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions, and projections about our industries and our business and financial results. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "forecasts," "intends," "plans," "continues," "believes," "may," "will," "goals," and words and terms of similar substance in connection with discussions of future operating or financial performance. This Annual Report includes industry and market data that we obtained from various third-party sources, including forecasts based upon such data; as with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Annual Report are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

- our ability to spin-off the ADI Global Distribution business, including the timeframe and process for the same and unexpected consequences of the spin-off, including loss of customers;
- competition from other companies in our markets and segments, as well as in new markets and emerging markets;
- the potential adverse impacts of tariffs, import/export restrictions, or other trade barriers on global economic conditions, financial markets and our business;
- our ability to obtain additional future capital on favorable terms or at all;
- our ability to identify consumer preferences and industry standards, develop, and protect intellectual property related thereto, and successfully market new technologies, products, and services to consumers;
- our reliance on independent integrators to sell and install our solutions;
- our reliance on certain suppliers;
- the impact of disruptions in our supply chain from third-party suppliers and manufacturers, including our inability to obtain necessary raw materials and product components, production equipment, or replacement parts;
- inability to consummate acquisitions on satisfactory terms or to integrate such acquisitions effectively;
- the impact of earthquakes, hurricanes, fires, power outages, floods, pandemics, epidemics, natural disasters, and other catastrophic events or other public health emergencies;
- the impact of potentially volatile global market, geo-political and economic conditions and industry, and end market cyclicality, including factors such as interest rates, inflation, energy costs, availability of financing, consumer spending habits, and preferences, housing market changes, and employment rates;
- failure to achieve and maintain a high level of product and service quality, including the impact of warranty claims, product recalls, and product liability actions that may be brought against us;
- our ability to retain or expand relationships with significant customers;
- the significant failure or inability to comply with specifications and manufacturing requirements or delays or other problems with existing or new products or inability to meet price requirements;
- inability to successfully execute restructuring or transformation programs or to effectively manage our workforce;
- the failure to increase productivity through sustainable operational improvements;
- the failure to acquire, implement, maintain and upgrade business technology infrastructure systems;
- economic, political, regulatory, foreign exchange, and other risks of international operations;
- our dependence upon information technology infrastructure and network operations having adequate cyber-security functionality;
- risks associated with our relationships with Honeywell, including our reliance on Honeywell for the Honeywell Home trademark;
- regulations and societal actions to respond to global climate change;
- failure to comply with the broad range of current and future standards, laws, and regulations in the jurisdictions in which we operate;
- the impact of potential material litigation matters, government proceedings, and other contingencies and uncertainties;
- our ability to borrow funds and access capital markets in light of the terms of our debt documents or otherwise;
- provisions in our governing documents discouraging takeovers;
- our ability to recruit and retain qualified personnel;
- uncertainty in the development, deployment, and the use of artificial intelligence in our products and services, as well as our business interests more broadly;

- currency exchange rate, stock price, and effective tax rate fluctuations;
- the CD&R Stockholder's interest in and influence over us that may diverge from, or even conflict with, interests of the holders of our common stock, and the reduction in the relative voting power of holders of our common stock resulting from the issuance of preferred stock;
- our ability to maintain effective internal controls, and deliver timely financial statements;
- impairment of goodwill, other intangible assets, and long-lived assets;
- being required to make significant cash contributions to our defined benefit pension plans;
- compatibility and ease of integration of our products and solutions with third-party products and services and our ability to control such third-party integrations;
- other risks detailed under the caption "Risk Factors" in this Annual Report, in Part I, *Item 1A. Risk Factors*; and
- certain factors discussed elsewhere in this Form 10-K.

These risks could cause actual results to differ materially from those implied by forward-looking statements in this Annual Report. Even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements made by us in this Form 10-K speak only as of the date on which they are made. We are under no obligation to and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

We are exposed to market risk from foreign currency exchange rates, commodity price risk, and interest rates, which could affect operating results, financial position, and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

*Interest Rate Risk*

In March 2021, we entered into eight interest rate swap agreements ("Swap Agreements") with several financial institutions for a combined notional value of $560 million. As of December 31, 2025, the remaining Swap Agreements, with a notional value of $280 million, effectively convert a portion of our $2,331 million long-term variable rate A&R Term B Facility to fixed-rate debt. Specifically, the Swap Agreements effectively convert a portion of our variable interest rate obligations to a rate based on Term SOFR with a minimum rate of 0.39% per annum to a base fixed weighted average rate of 1.57% over the remaining terms. Additionally, our Interest Rate Cap notional value, which matured on December 31, 2025, was $342 million with a strike rate of 4.79% which effectively capped SOFR on the notional amount at that rate. Pursuant to the terms of the Interest Rate Cap, we paid a premium of $7 million at the maturity date of December 31, 2025; therefore, the instrument was fully settled and is no longer outstanding.

As of December 31, 2025, an increase in interest rates by 100 bps would have an approximately $22 million impact on our annual interest expense.

For more information on the Swap Agreements and Interest Rate Cap, refer to *Note* 12. *Derivative Financial Instruments* of the Notes to Consolidated Financial Statements.

*Foreign Currency Exchange Rate Risk*

We are exposed to market risks from changes in currency exchange rates. While we primarily transact with customers and suppliers in the U.S. dollar, we also transact in foreign currencies, primarily including the British Pound, Mexican Peso, Euro, Canadian Dollar, Indian Rupee, and Czech Koruna. These exposures may impact total assets, liabilities, future earnings and/or operating cash flows. Our exposure to market risk for changes in foreign currency exchange rates emerges from transactions arising from international trade, foreign currency denominated monetary assets and liabilities, and international financing activities between subsidiaries. We rely primarily on natural offsets to address our exposures and may supplement this approach from time to time by entering into forward and option hedging contracts. As of December 31, 2025, we have no outstanding foreign currency hedging arrangements.

*Commodity Price Risk*

We are exposed to price risk for commodities used in manufacturing including steel, aluminum, copper, brass, gold, silver, nickel, as well as other critical components such as semiconductors, memory cells, connectors, and printed circuit boards. Current macroeconomic and geopolitical factors, including commodity-based tariffs and export restrictions on critical materials such as rare earth minerals, may increase the risk of price volatility. We attempt to pass through significant changes in component and raw material costs to our customers based on the contractual terms of our arrangements. In limited situations, we may not be fully compensated for such changes in costs.

**Item 8. Financial Statements and Supplementary Data.**

**Index to Financial Statements**


**Resideo Technologies, Inc.**
**Consolidated Balance Sheets**


| | | December 31, | | |
|---|---|---|---|---|
| (in millions, except par value) | | **2025** | | **2024** |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 661 | $ | 692 |
| Accounts receivable, net | | 1,073 | | 1,023 |
| Inventories, net | | 1,354 | | 1,237 |
| Other current assets | | 270 | | 220 |
| Total current assets | | 3,358 | | 3,172 |
| | | | | |
| Property, plant and equipment, net | | 447 | | 410 |
| Goodwill | | 3,100 | | 3,072 |
| Intangible assets, net | | 1,091 | | 1,176 |
| Other assets | | 437 | | 369 |
| Total assets | $ | 8,433 | $ | 8,199 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 1,131 | $ | 1,073 |
| Accrued liabilities | | 624 | | 717 |
| Total current liabilities | | 1,755 | | 1,790 |
| | | | | |
| Long-term debt | | 3,167 | | 1,983 |
| Non-current obligations payable under the Indemnification Agreement | | — | | 583 |
| Other liabilities | | 594 | | 534 |
| Total liabilities | | 5,516 | | 4,890 |
| | | | | |
| **COMMITMENTS AND CONTINGENCIES (Note 15)** | | | | |
| | | | | |
| Stockholders' equity | | | | |
| Preferred stock, $0.001 par value, 100 shares authorized, 0.5 shares issued and outstanding, and $500 liquidation preference at December 31, 2025 and December 31, 2024 | | 482 | | 482 |
| Common stock, $0.001 par value: 700 shares authorized, 158 and 150 shares issued and outstanding at December 31, 2025, respectively, and 154 and 147 shares issued and outstanding at December 31, 2024, respectively | | — | | — |
| Additional paid-in capital | | 2,391 | | 2,315 |
| Retained earnings | | 345 | | 907 |
| Accumulated other comprehensive income (loss) | | (157) | | (284) |
| Treasury stock at cost | | (144) | | (111) |
| Total stockholders' equity | | 2,917 | | 3,309 |
| Total liabilities and stockholders' equity | $ | 8,433 | $ | 8,199 |


Refer to accompanying Notes to Consolidated Financial Statements.


## Resideo Technologies, Inc.
## Consolidated Statements of Operations

| (in millions, except per share data) | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Net revenue | $ | 7,472 | $ | 6,761 | $ | 6,242 |
| Cost of goods sold | | 5,276 | | 4,860 | | 4,546 |
| Gross profit | | 2,196 | | 1,901 | | 1,696 |
| Operating expenses: | | | | | | |
| Research and development expenses | | 167 | | 111 | | 109 |
| Selling, general and administrative expenses | | 1,266 | | 1,138 | | 960 |
| Intangible asset amortization | | 122 | | 80 | | 38 |
| Restructuring, impairment and extinguishment costs | | 16 | | 52 | | 42 |
| Business separation costs | | 18 | | — | | — |
| Total operating expenses | | 1,589 | | 1,381 | | 1,149 |
| Income from operations | | 607 | | 520 | | 547 |
| Indemnification Agreement expense | | 972 | | 211 | | 178 |
| Other expense (income), net | | (43) | | 7 | | (9) |
| Interest expense, net | | 135 | | 81 | | 65 |
| Net income (loss) before taxes | | (457) | | 221 | | 313 |
| Provision for income taxes | | 70 | | 105 | | 103 |
| Net income (loss) | | (527) | | 116 | | 210 |
| Less: preferred stock dividends | | 35 | | 19 | | — |
| Less: undistributed income allocated to preferred stockholders | | — | | 6 | | — |
| Net income (loss) available to common stockholders | $ | (562) | $ | 91 | $ | 210 |
| | | | | | | |
| Earnings (loss) per common share: | | | | | | |
| Basic | $ | (3.77) | $ | 0.62 | $ | 1.43 |
| Diluted | $ | (3.77) | $ | 0.61 | $ | 1.42 |
| | | | | | | |
| Weighted average common shares outstanding: | | | | | | |
| Basic | | 149 | | 146 | | 147 |
| Diluted | | 149 | | 149 | | 148 |

Refer to accompanying Notes to Consolidated Financial Statements.

**Resideo Technologies, Inc.**
**Consolidated Statements of Comprehensive Income (Loss)**

| (in millions) | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Comprehensive income (loss): | | | | | | |
| Net income (loss) | $ | (527) | $ | 116 | $ | 210 |
| Other comprehensive income (loss), net of tax: | | | | | | |
| Foreign exchange translation gain (loss) | | 132 | | (88) | | 47 |
| Pension liability adjustments | | 3 | | 15 | | (12) |
| Changes in fair value of effective cash flow hedges | | (8) | | (17) | | (17) |
| Total other comprehensive income (loss), net of tax | | 127 | | (90) | | 18 |
| Comprehensive income (loss) | $ | (400) | $ | 26 | $ | 228 |

Refer to accompanying Notes to Consolidated Financial Statements.

**Resideo Technologies, Inc.**
**Consolidated Statements of Cash Flows**

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Cash Flows From Operating Activities:** | | | |
| Net income (loss) | $ (527) | $ 116 | $ 210 |
| Adjustments to reconcile net income (loss) to net cash in operating activities: | | | |
| Depreciation and amortization | 195 | 144 | 98 |
| Restructuring, impairment and extinguishment costs | 16 | 52 | 42 |
| Stock-based compensation expense | 57 | 59 | 44 |
| Other, net | (36) | (24) | (42) |
| Changes in assets and liabilities, net of acquired companies: | | | |
| Accounts receivable, net | (29) | (18) | 19 |
| Inventories, net | (92) | (71) | 32 |
| Other current assets | (54) | (5) | 6 |
| Accounts payable | 30 | 127 | 18 |
| Accrued liabilities | (107) | 4 | (34) |
| Non-current obligations payable under the Indemnification Agreement | (583) | 71 | 38 |
| Other, net | (7) | (11) | 9 |
| Net cash provided by (used in) operating activities | (1,137) | 444 | 440 |
| **Cash Flows From Investing Activities:** | | | |
| Acquisitions, net of cash acquired | — | (1,337) | (16) |
| Capital expenditures | (116) | (80) | (105) |
| Proceeds from sale of business | 77 | — | 86 |
| Other investing activities, net | — | 8 | (9) |
| Net cash used in investing activities | (39) | (1,409) | (44) |
| **Cash Flows From Financing Activities:** | | | |
| Proceeds from issuance of long-term debt, net | 1,198 | 1,176 | — |
| Proceeds from issuance of preferred stock, net of issuance costs | — | 482 | — |
| Preferred stock dividend payments | (35) | (12) | — |
| Acquisition of treasury stock to cover stock award tax withholding | (29) | (17) | (17) |
| Repayments of long-term debt | (9) | (605) | (12) |
| Common stock repurchases | — | (1) | (41) |
| Other financing activities, net | 3 | 8 | 6 |
| Net cash provided by (used in) financing activities | 1,128 | 1,031 | (64) |
| Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash | 17 | (10) | (24) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | (31) | 56 | 308 |
| Cash, cash equivalents and restricted cash at beginning of year | 693 | 637 | 329 |
| Cash, cash equivalents and restricted cash at end of year | $ 662 | $ 693 | $ 637 |

Refer to accompanying Notes to Consolidated Financial Statements.

**Resideo Technologies, Inc.**
**Consolidated Statements of Stockholders' Equity**

| (in millions, except shares in thousands) | Preferred Stock Shares | Amount | Common Stock Shares | Amount | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock Shares | Amount | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| January 1, 2023 | — | $ — | 146,222 | $ — | $ 2,176 | $ 600 | $ (212) | 2,050 | $ (35) | $ 2,529 |
| Net income (loss) | | — | — | — | — | 210 | — | — | — | 210 |
| Other comprehensive income (loss), net of tax | | — | — | — | — | — | 18 | — | — | 18 |
| Common stock issuance, net of shares withheld for taxes | | — | 1,726 | — | 6 | — | — | 927 | (17) | (11) |
| Stock-based compensation expense | | — | — | — | 44 | — | — | — | — | 44 |
| Common stock repurchases | | — | (2,559) | — | — | — | — | 2,559 | (41) | (41) |
| Balance at December 31, 2023 | — | $ — | 145,389 | $ — | $ 2,226 | $ 810 | $ (194) | 5,536 | $ (93) | $ 2,749 |
| Net income (loss) | | — | — | — | — | 116 | — | — | — | 116 |
| Other comprehensive income (loss), net of tax | | — | — | — | — | — | (90) | — | — | (90) |
| Preferred stock issuance, net of issuance costs | 500 | 482 | — | — | — | — | — | — | — | 482 |
| Common stock issuance, net of shares withheld for taxes | | — | 1,916 | — | 8 | — | — | 825 | (17) | (9) |
| Stock-based compensation awards issued for acquisition of Snap One | | — | — | — | 17 | — | — | — | — | 17 |
| Stock-based compensation | | — | — | — | 64 | — | — | — | — | 64 |
| Preferred stock dividend | | — | — | — | — | (19) | — | — | — | (19) |
| Common stock repurchases | | — | (75) | — | — | — | — | 75 | (1) | (1) |
| Balance at December 31, 2024 | 500 | $ 482 | 147,230 | $ — | $ 2,315 | $ 907 | $ (284) | 6,436 | $ (111) | $ 3,309 |
| Net income (loss) | | — | — | — | — | (527) | — | — | — | (527) |
| Other comprehensive income (loss), net of tax | | — | — | — | — | — | 127 | — | — | 127 |
| Common stock issuance, net of shares withheld for taxes | | — | 2,644 | — | 16 | — | — | 1,280 | (33) | (17) |
| Stock-based compensation expense | | — | — | — | 60 | — | — | — | — | 60 |
| Preferred stock dividend | | — | — | — | — | (35) | — | — | — | (35) |
| Balance at December 31, 2025 | 500 | $ 482 | 149,874 | $ — | $ 2,391 | $ 345 | $ (157) | 7,716 | $ (144) | $ 2,917 |

Refer to accompanying Notes to Consolidated Financial Statements.

## Note 1. Nature of Operations and Basis of Presentation

*Nature of Operations*

Resideo is a global manufacturer, developer, and distributor of technology-driven sensing and controls products and solutions that help homeowners and businesses stay connected and in control of their comfort, security, energy use, and smart living. We are a leading player in key product markets including home heating, ventilation, and air conditioning controls; smoke and carbon monoxide detection home safety and fire suppression; and security. Our global footprint serves residential and commercial end-markets. Our solutions and services can be found in over 150 million residential and commercial spaces globally, with tens of millions of new devices sold annually. We manage our business operations through two business segments: Products and Solutions and ADI Global Distribution.

*Basis of Consolidation and Reporting*

The accompanying Consolidated Financial Statements include the accounts of the Company and our wholly-owned subsidiaries and have been prepared in accordance with U.S. GAAP. All intercompany accounts, transactions, and profits arising from consolidated entities have been eliminated in consolidation. For the purpose of comparability, certain prior period amounts have been reclassified to conform to current period classification.

*Reporting Period*

We report financial information on a fiscal quarter basis using a modified four-four-five week calendar. Our fiscal calendar begins on January 1 and ends on December 31. We have elected the first, second, and third quarters to end on a Saturday in order to not disrupt business processes. The effects of this election are generally not significant to reported results for any quarter and only exist within a reporting year.

*Announced Future Spin-Off of ADI Global Distribution Segment*

On July 30, 2025, we announced our intention to separate the ADI Global Distribution segment through a tax-free spin-off to our shareholders. Following the completion of the announced future ADI Spin-Off, the Products and Solutions segment would continue to operate as Resideo and ADI Global Distribution would become an independent public company. In connection with the announced future ADI Spin-Off, we incurred third-party advisory, consulting, legal, and other costs that are incremental and one-time in nature. We expect to incur such costs through the completion of the separation of the businesses. Business separation costs were $18 million as reflected in the Consolidated Statements of Operations for the year ended December 31, 2025.

## Note 2. Summary of Significant Accounting Policies

We consider the following policies in the preparation of our Consolidated Financial Statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

*(a) Use of Estimates*—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities within the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, provisions for expected credit losses and inventory reserves, revenue recognition, accounting for income taxes, accounting for business combinations and dispositions, valuation of reporting units for purposes of assessing goodwill for impairment, valuation of long-lived asset groups for impairment testing, the useful lives of long-lived assets, accruals for employee benefits, stock-based compensation, pension benefits, indemnification liabilities, deferred taxes, warranties, and certain contingencies. We base our estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

*(b) Business Combinations*—Our acquisitions are accounted for under ASC 805, *Business Combinations*. Accordingly, the assets and liabilities of acquired companies are included on the Consolidated Balance Sheets from the acquisition date, adjusted to reflect their fair value. Intangible assets are measured and recognized at fair value and amortized over their estimated useful lives. We recognize goodwill equal to the difference between the purchase price and the fair value of identifiable assets and liabilities. Acquisition-related costs are recognized as incurred.

We estimate the fair value of acquired assets and liabilities as of the acquisition date utilizing either a cost or income approach. Determining the fair value of acquired intangible assets involves significant estimates and assumptions, including, but not limited to, forecasted revenue growth rates, customer attrition rates, market-participant discount rates, assumed royalty rates, and income tax rates. The valuation of tangible and intangible assets and liabilities resulting from an acquisition is subject to management review and may change materially between the preliminary allocation and end of the purchase price allocation period, which is a maximum of one year.

Customer relationships are valued using the multi-period excess earnings method. The multi-period excess earnings method estimates the discounted net earnings attributable to the customer relationships that are acquired after considering items, such as possible customer attrition. Estimated useful lives and the length and trend of the projected cash flow period are determined based on the expected attrition of the customer relationships, which is based on our historical experience and future expectations for renewing and extending similar customer relationships.

Technology and trade names are valued using the relief from royalty method to estimate the cost savings based on what we would otherwise have to pay for royalties or license fees on revenue earned by using the asset. The useful lives of the assets are determined based on management's estimate of the period of time the technology or name will be in use. Refer to *Note 3. Acquisitions and Divestitures* of the Notes to Consolidated Financial Statements for additional information.

*(c) Cash, Cash Equivalents and Restricted Cash*—Cash and cash equivalents may consist of cash on hand, money market instruments, time deposits, and highly liquid investments. All highly liquid investments with original maturities of three months or less are considered cash equivalents. Cash and cash equivalents that are restricted as to the withdrawal or use under terms of certain contractual agreements are recorded in other current assets on the Consolidated Balance Sheets and primarily relate to collateral to support certain bank guarantees. Restricted cash for the periods presented was not material. Cash, cash equivalents, and restricted cash are carried at cost, which approximates fair value.

*(d) Accounts Receivable, net of Allowance for Credit Losses*—Accounts receivable are recorded at the invoiced amount, presented net of allowance for credit losses and do not bear interest. We review the adequacy of the allowance for credit losses on an ongoing basis using historical collection trends and aging of receivables. Management also periodically evaluates individual customers' financial condition, credit history, and the current economic conditions to make adjustments to the allowance when it is considered necessary. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance for credit losses was not material as of December 31, 2025 and 2024.

*(e) Concentration of Credit Risk*—Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. The terms and conditions of credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer. Management does not believe we are exposed to any significant concentrations of credit risk that arise from cash and cash equivalent investments or accounts receivable.

*(f) Inventories*—Inventories are stated at the lower of cost or net realizable value with cost being determined using the moving-average method or first in, first out ("FIFO") method. Inventory reserves are maintained for obsolete and surplus items.

The following table summarizes the details of our inventories, net:

| (in millions) | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2025** | | **2024** | |
| Raw materials | $ | 154 | $ | 171 |
| Work in process | | 16 | | 14 |
| Finished products | | 1,184 | | 1,052 |
| Total inventories, net | $ | 1,354 | $ | 1,237 |

*(g) Property, Plant and Equipment*—Property, plant and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, the straight-line method of depreciation is used over the estimated useful lives. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their estimated useful lives or the term of the underlying lease. Depreciation is recognized in cost of sales, research and development, and selling, general and administrative expenses based on the nature and use of the underlying assets.

The following table summarizes the details of our property, plant and equipment, including useful lives:

| (in millions) | December 31, | | Useful Lives |
| --- | --- | --- | --- |
| | **2025** | **2024** | |
| Machinery and equipment | $ 705 | $ 618 | 3-16 years |
| Buildings and improvements | 376 | 339 | 6-50 years |
| Construction in progress | 83 | 80 | NA |
| Land | 11 | 9 | NA |
| Gross property, plant and equipment | 1,175 | 1,046 | |
| Accumulated depreciation | (728) | (636) | |
| Total property, plant and equipment, net | $ 447 | $ 410 | |

NA = Not applicable; assets categorized as construction in progress and land are not depreciated.

Depreciation expense was $73 million, $64 million, and $59 million for the years ended December 31, 2025, 2024 and 2023, respectively.

*(h) Impairment of Long-Lived Assets*—We assess the recoverability of the carrying amount of property, plant and equipment if events or changes in circumstances indicate that the carrying amount of the related group of assets may not be recoverable. We perform an impairment test primarily utilizing the replacement cost method (a Level 3 valuation method) for the fair value of property, plant and equipment. If the expected undiscounted cash flows are less than the carrying amount of the asset an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

*(i) Goodwill and Intangible Assets*—We review the carrying values of goodwill and indefinite-lived intangible assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable as well as annually, on the first day of the fourth quarter. The fair values calculated during the goodwill and indefinite-lived intangible asset impairment test use the market approach in combination with the income approach for the reporting units. We use the relief from royalty method for the indefinite-lived intangible assets. The fair values are Level 3 valuations based on certain unobservable inputs including estimated future cash flows and discount rates aligned with market-based assumptions, that would be utilized by market participants in valuing these assets or prices of similar assets. If the carrying value of a reporting unit exceeds its fair value, we record a goodwill impairment loss at the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

For definite-lived intangible assets, cost is generally amortized on a straight-line basis over the asset's estimated economic life. Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. In these circumstances, they are tested for impairment based on undiscounted cash flows and, if impaired, written down to estimated fair value based on either discounted cash flows or appraised values. Refer to *Note 9. Goodwill and Other Intangible Assets, net* of the Notes to Consolidated Financial Statements.

*(j) Restructuring*—We enter into various restructuring initiatives, optimization projects, strategic transactions, and other business activities that may include the recognition of exit or disposal costs. Exit or disposal costs are typically costs of termination benefits, such as severance, and costs associated with the closure or consolidation of operating facilities. Impairment of property and equipment and other current or long-term assets as a result of a restructuring initiative is recognized as a reduction of the appropriate asset. Refer to *Note 6. Restructuring* of the Notes to Consolidated Financial Statements.

*(k) Derivatives*—We have interest rate swap agreements and had an interest rate cap agreement which was settled on December 31, 2025. Our interest rate swap agreements effectively modify our exposure to interest rate risk by converting floating rate debt to a fixed rate for the term of the swap agreements, reducing the impact of interest rate changes on future interest expense. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Our interest rate cap agreement protected us from increases in interest rates above the capped rate.

Our interest rate derivative agreements are designated as cash flow hedges with hedge effectiveness assessed at inception and quarterly thereafter. To the extent the hedging relationship is highly effective, the unrealized gains or losses on the swaps and interest rate cap are recorded in accumulated other comprehensive income (loss) and reclassified into earnings within interest expense, net when the payments occur. We classify our cash flows related to interest rate swap agreements as operating activities in the Consolidated Statements of Cash Flows.

The fair values of the interest rate derivatives are reflected as an other asset or liability on the Consolidated Balance Sheets and the change in fair value is reported in accumulated other comprehensive income (loss). The fair values of the interest rate derivatives are estimated as the net present value of projected cash flows based upon forward interest rates at the balance sheet date. We do not offset fair value amounts recognized in our Consolidated Balance Sheets for presentation purposes. Refer to *Note 12. Derivative Financial Instruments* of the Notes to Consolidated Financial Statements.

*(l) Warranties and Guarantees*—Expected warranty costs for products sold are recognized based on an estimate of the amount that will eventually be required to settle such obligations. These accruals are based on factors such as historical experience, warranty period, and various other considerations. Costs of product recalls, which may include the cost of replacing the product as well as the customer's cost of the recall, including labor to remove and replace the recalled part, are accrued as part of the warranty accrual when an obligation becomes probable and can be reasonably estimated. We periodically adjust these provisions to reflect actual experience and other facts and circumstances that impact the status of existing claims. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

*(m) Leases*—Included on our Consolidated Balance Sheets are certain operating leases which are reported as a component of other assets and other liabilities with the short-term portion of the lease liability reported as a component of accrued liabilities. The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease. An incremental borrowing rate is used to calculate the present value of the remaining lease payments.

Each contract is reviewed at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. For short-term leases (leases with a term of 12 months or less), right-of-use assets or lease liabilities are not recognized on our Consolidated Balance Sheets. Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal or early termination options. In addition to the monthly base rent, we are often charged separately for common area maintenance, utilities, and taxes, which are considered non-lease components. These non-lease component payments are expensed as incurred and are not included in operating lease assets or liabilities.

Right-of-use assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with our long-lived asset impairment assessment policy. We perform an impairment test primarily utilizing the income method to estimate the fair value of right-of-use assets, which incorporates Level 3 inputs such as internal business plans, real estate market capitalization and rental rates, and discount rates. Refer to Note 10. *Leases* of the Notes to Consolidated Financial Statements.

*(n) Revenue Recognition*—We enter into contracts that pertain to products, which are accounted for as separate performance obligations and are typically one year or less in duration. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, typically each product sold to a customer represents a distinct performance obligation. Revenue is measured as the amount of consideration expected to be received in exchange for our products. We recognize the majority of our revenue from performance obligations outlined in contracts with our customers that are satisfied at a point in time, generally when the product has shipped from our facility and control has transferred to the customer. For certain products, it is industry practice that customers take title to products upon delivery, at which time revenue is then recognized. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation based on the relative standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation that is not sold separately. In instances where SSP is not directly observable, the primary method used to estimate the SSP is the expected cost plus an estimated-margin approach. For services, revenue is recognized ratably over the contract period in an amount that reflects the consideration expected to be received in exchange for those services as the customer receives such services on a consistent basis throughout the contract period. Allowances for cash discounts, volume rebates, and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales.

Revenue is adjusted for variable consideration, which includes customer volume rebates and prompt payment discounts. We measure variable consideration by estimating expected outcomes using analysis and inputs based upon anticipated performance, historical data, and current and forecasted information. Customer returns are recorded as a reduction to sales on an actual basis throughout the year at the time of sale and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the sale date and the return date, while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. Measurement of variable consideration is reviewed by management periodically and revenue is adjusted accordingly. We do not have significant financing components.

Sales, use, and value added taxes collected and remitted to various government authorities are not recognized as revenue and are reported on a net basis. Shipping and handling fees billed to customers are included in cost of goods sold. Refer to *Note 5. Revenue Recognition* of the Notes to Consolidated Financial Statements.

*(o) Royalty*—In connection with the Honeywell Spin-Off, we entered into a 40-year Trademark License Agreement (the "Trademark Agreement") with Honeywell that authorizes our use of certain licensed trademarks in the operation of Resideo's business for the advertising, sale, and distribution of certain licensed products. In exchange, we pay a royalty fee of 1.5% of net revenue of the licensed products to Honeywell, which is recorded in selling, general and administrative expense in the Consolidated Statements of Operations. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

*(p) Indemnification Agreement*—In connection with the Honeywell Spin-Off, we entered into an Indemnification Agreement pursuant to which we had an obligation to make cash payments to Honeywell in amounts equal to 90% of payments, which include amounts billed, with respect to certain environmental claims, remediation and, to the extent arising after the Honeywell Spin-Off, hazardous exposure or toxic tort claims, in each case, including consequential damages (the liabilities) in respect of specified Honeywell properties contaminated through historical business operations prior to the Honeywell Spin-Off (Honeywell Sites), including the legal and other costs of defending and resolving such liabilities, less 90% of Honeywell's net insurance receipts relating to such liabilities, and less 90% of the net proceeds received by Honeywell in connection with (i) affirmative claims relating to such liabilities, (ii) contributions by other parties relating to such liabilities, and (iii) certain property sales. The amount payable in respect of such liabilities arising in any given year was subject to a cap of $140 million. Indemnification Agreement expense is presented in the Consolidated Statements of Operations. The liability is presented in non-current obligations payable under the Indemnification Agreement on the Consolidated Balance Sheets.

On July 30, 2025, we entered into a definitive agreement with Honeywell to terminate the Indemnification Agreement. As a result, we are no longer required to make any further payments to Honeywell under the Indemnification Agreement. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

*(q) Environmental*—We accrue costs related to environmental matters when it is probable that we have incurred a liability related to a contaminated site and the amount can be reasonably estimated. Environmental costs for our owned, operating sites are presented within cost of goods sold in the Consolidated Statements of Operations. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

*(r) Tax Matters Agreement*—The Tax Matters Agreement provides that Resideo is required to indemnify Honeywell for any taxes (and reasonable expenses) resulting from the failure of the Honeywell Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Honeywell Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to these transactions or (c) any other action taken or omission made (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement or other ancillary agreements) after the consummation of the Honeywell Spin-Off that gives rise to these taxes. As of December 31, 2025 and 2024, we had an indemnity outstanding to Honeywell for past and potential future tax payments of $88 million and $91 million, respectively, which are presented within other liabilities on the Consolidated Balance Sheets. Refer to *Note 15. Commitments and Contingencies* of the Notes to Consolidated Financial Statements.

*(s) Research and Development*—We conduct research and development activities, which consist primarily of the development of new products and solutions as well as enhancements and improvements to existing products that substantially change the product. Research and development costs primarily relate to employee compensation and consulting fees, which are expensed as incurred.

*(t) Defined Contribution Plans*—Certain eligible employees participate in our various defined contribution plans. These plans have various terms depending on the country of employment. For the years ended December 31, 2025, 2024 and

2023, we recognized compensation expense related to the defined contribution plans of $29 million, $23 million, and $22 million, respectively.

*(u) Stock-Based Compensation Plans*—The principal awards issued under our stock-based compensation plans, which are described in *Note 8. Stock-Based Compensation Plans*, are restricted stock units ("RSUs"), performance stock units ("PSUs") and stock option awards. The cost for such awards is measured at the grant date based on the fair value of the award. Some awards are issued with a market condition, which are valued on the grant date utilizing the Monte Carlo simulation model. Stock options are also issued under our stock-based compensation plans and are valued on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model and the Monte Carlo simulation model require estimates of future stock price volatility, expected term, risk-free interest rate, and forfeitures.

For all stock-based compensation, the fair value of the award is recognized as expense over the requisite service period (generally the vesting period of the equity award) and is included in either selling, general and administrative expenses or restructuring, impairment and extinguishment costs in the Consolidated Statements of Operations based on the nature of the expense. Our time-based restricted stock awards are typically subject to graded vesting over a service period, while our performance- or market-based awards are typically subject to cliff vesting at the end of the service period.

*(v) Pension*—We disaggregate the service cost component of net benefit costs and report those costs in the same line item or items in the Consolidated Statements of Operations as other compensation costs arising from services rendered by the pertinent employees during the period. The other non-service components of net benefit costs are required to be presented separately from the service cost component and outside of income from operations.

We have recorded the service cost component of pension expense in costs of goods sold and selling, general and administrative expenses based on the classification of the employees it relates to. The remaining components of net benefit costs within pension expense, primarily interest costs and expected return on plan assets, are recorded in other expense (income), net. We recognize net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans' projected benefit obligation (the "corridor") annually in the fourth quarter of each year. This adjustment is reported in other expense (income), net in the Consolidated Statements of Operations. Refer to *Note 7. Pension Plans* of the Notes to Consolidated Financial Statements.

*(w) Fair Value Accounting*—We classify and disclose assets and liabilities that are carried at fair value in one of the following three categories:

> Level 1—quoted market prices in active markets for identical assets and liabilities
> Level 2—observable market-based inputs or unobservable inputs that are corroborated by market data
> Level 3—unobservable inputs that are not corroborated by market data

Financial and non-financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Refer to *Note 13. Fair Value* of the Notes to Consolidated Financial Statements.

*(x) Foreign Currency Translation and Remeasurement*—Assets and liabilities of operations outside the U.S. with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenue, costs, and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) on the Consolidated Financial Statements. For the years ended December 31, 2025, 2024 and 2023, foreign currency remeasurement and transaction gains (losses) totaled a gain of $16 million, a loss of $1 million, and not material, respectively, and are included in other expenses (income), net in the Consolidated Statements of Operations.

*(y) Advertising Costs*—Advertising costs are expensed as incurred. For the years ended December 31, 2025, 2024 and 2023, total advertising costs totaled $44 million, $41 million, and $37 million, respectively, and are included in selling, general and administrative expenses.

*(z) Income Taxes*—Significant judgment is required in evaluating tax positions. We established additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance, which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we are examined by various federal, state, and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the

period in which the facts that give rise to a change in estimate become known. Refer to *Note 17. Income Taxes* of the Notes to Consolidated Financial Statements.

*(aa) Accounting Pronouncements*—We consider the applicability and impact of all recent accounting standards updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"). ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on our Consolidated Financial Statements.

*Adopted Accounting Pronouncements*

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. We adopted annual requirements under ASU 2023-09 on January 1, 2025 which have been incorporated into *Note 17. Income Taxes* to our Consolidated Financial Statements on a prospective basis.

*Recent Accounting Pronouncements*

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosure (Topic 220): Disaggregation of Income Statement Expenses*. This ASU requires entities to disaggregate operating expenses into specific categories, such as purchases of inventory, employee compensation, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. The guidance is effective for annual reporting years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. We are currently assessing the impact of adoption to our Consolidated Financial Statements and related disclosures.

**Note 3. Acquisitions and Divestitures**

*2025*

In the fourth quarter of 2025, we sold our Resideo Grid Services business in a cash transaction for $77 million, subject to working capital and other closing adjustments. The sale resulted in a $52 million pre-tax gain on sale which is included in other expense (income), net in the Consolidated Statements of Operations. As a result of the transaction, we derecognized $26 million of goodwill. This divestiture relates to our Products and Solutions segment and will enable us to better focus on our core strategy to be a leader in residential controls and sensing products serving our professional contractor and integrator customer base. The divested business did not represent a strategic shift that has a major effect on our operations and financial results, and, as such, it was not presented as discontinued operations.

*2024*

On June 14, 2024, we acquired 100% of the issued and outstanding equity of Snap One Holdings Corp. ("Snap One"), a leading provider of smart-living products, services, and software to professional integrators, for an aggregate purchase price of $1.4 billion. The business is included within the ADI Global Distribution segment.

During the first quarter of 2025, measurement period adjustments were made to income tax assets and liabilities within the one-year measurement period. As a result, goodwill related to the acquisition decreased by $9 million, reflecting a net decrease in income tax liabilities. We completed accounting for the acquisition of Snap One in June 2025, and the following table presents the final fair values of assets acquired and liabilities assumed as of the date of acquisition:

| (in millions) | | |
|---|---|---:|
| **Assets acquired:** | | |
| Cash and cash equivalents | $ | 47 |
| Accounts receivable | | 49 |
| Inventories | | 240 |
| Other current assets | | 26 |
| Property, plant and equipment | | 63 |
| Goodwill [1] | | 396 |
| Intangible assets [2] | | 770 |
| Other assets | | 69 |
| Total assets acquired | | 1,660 |
| **Liabilities assumed:** | | |
| Accounts payable | | 48 |
| Accrued liabilities | | 69 |
| Other liabilities [3] | | 138 |
| Total liabilities assumed | | 255 |
| Net assets acquired | $ | 1,405 |

[1] Of the $396 million of goodwill from the acquisition, $90 million is being amortized for tax purposes and is expected to be deductible over time. Goodwill is comprised of expected synergies for the combined operations and the assembled workforce acquired in the acquisition.

[2] Includes customer relationships of $590 million, technology of $110 million, and trademarks of $70 million with weighted average useful lives of 12, 7, and 10 years, respectively.

[3] Includes $68 million of deferred tax liabilities.

We expensed approximately $34 million of costs related to the acquisition of Snap One during the twelve months ended December 31, 2024. These costs are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and consisted primarily of advisory, insurance, and legal fees. We assumed $21 million of seller success fees which were paid upon the closing of the acquisition.

Snap One's contribution in the period post-acquisition for the year ended December 31, 2024 was $553 million of revenue and an immaterial impact to operating income.

***Unaudited Pro Forma Financial Information***

On a pro forma basis, assuming the acquisition occurred at the beginning of 2023, Resideo's net revenue for years ended December 31, 2024 and 2023 would have been $7,222 million and $7,303 million, respectively. Snap One's contribution to unaudited pro forma operating income is not materially different on a pro forma basis than the amounts reported for both periods. Acquisition-related costs of $34 million would have been reported in 2023 on a pro forma basis. The pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2023, nor are they indicative of future results of operations.

***2023***

***Genesis Cable***—On October 16, 2023, we sold the Genesis Cable business in a cash transaction for $86 million, subject to working capital and other closing adjustments. We recognized a pre-tax gain of $18 million in other expense (income), net in our Consolidated Statements of Operations, which includes $5 million of divestiture related costs. The divested business did not represent a strategic shift that has a major effect on our operations and financial results, and, as such, it was not presented as discontinued operations.

***Sfty AS***—On August 9, 2023, we acquired 100% of the outstanding equity of Sfty AS, a developer of cloud-based services providing alerts to multifamily homes and property managers with smoke, carbon monoxide, and water leak detection products. We report Sfty AS's results within the Products and Solutions segment. We completed the accounting for the acquisition during the fourth quarter of 2023, which did not result in any material adjustments.

***BTX Technologies, Inc.***— On January 23, 2023, we acquired 100% of the outstanding equity of BTX Technologies, Inc., a leading distributor of professional audio, video, data communications, and broadcast equipment. We report BTX Technologies, Inc.'s results within the ADI Global Distribution segment. We completed the accounting for the acquisition during the fourth quarter of 2023, which did not result in any material adjustments.

**Note 4. Segment Financial Data**

We monitor our operations through two reportable segments: Products and Solutions and ADI Global Distribution, with Corporate reported separately. We identified these segments because we have organized our business and reporting structure into Products and Solutions and ADI Global Distribution. Segment information is evaluated by our Chief Executive Officer who is also the Chief Operating Decision Maker ("CODM"). The CODM uses income from operations to evaluate the performance of the overall business, make investing decisions, and allocate resources predominantly in the annual budget and forecasting process and the monthly results review, which includes variance analysis against the forecast, the budget, and the prior year. Disaggregated assets by segment are not used to allocate resources or to assess performance of the segments and therefore, segment assets have not been disclosed. Capital expenditures for each segment are reviewed by the CODM. The accounting policies used to derive segment results are substantially the same as those used in preparing the Consolidated Financial Statements.

**Products and Solutions**—Our Products and Solutions segment is a leading building products manufacturer focused on residential controls and sensing solutions. Our products and solutions for comfort, energy management, safety, and security benefit from trusted, well-established branded offerings such as Braukmann, BRK, First Alert, Honeywell Home, Resideo, and others. Our offerings include temperature and humidity control, water and air solutions, smoke and carbon monoxide detection home safety products, residential and small business security products, video cameras, other home-related lifestyle convenience solutions, cloud infrastructure, installation and maintenance tools, and related software. We also sell components to manufacturers of water heaters, heat pumps, and boilers.

**ADI Global Distribution**—Our ADI Global Distribution segment is a leading, global specialty distributor of professionally installed low-voltage products, including security and AV solutions, serving commercial and residential markets through an omnichannel go-to-market platform. ADI Global Distribution sells primarily to licensed professional installers, dealers, and integrators. We offer an expansive list of products from leading suppliers across key specialty low-voltage categories. ADI complements our third-party supplier products with a suite of exclusive brands and services offerings.

**Corporate**—Corporate expenses include costs related to the corporate functions such as the executive function, legal, accounting, tax, treasury, corporate development, human resources, investor relations, and information technology. Additionally, unallocated amounts for restructuring, impairment and extinguishment costs, business separation costs, and non-operating items such as Indemnification Agreement expense, interest income (expense), other income (expense), and provision for income taxes are reported within Corporate.

Segment results of operations for Products and Solutions, including significant segment expenses that are regularly reviewed by the CODM, are included in the table below:

| | | Years Ended December 31, | | |
|---|---|---|---|---|
| (in millions) | | 2025 | 2024 | 2023 |
| Net revenue | $ | 2,688 $ | 2,564 $ | 2,672 |
| Cost of goods sold | | 1,557 | 1,514 | 1,640 |
| Research and development expenses | | 128 | 94 | 108 |
| Selling, general and administrative expenses | | 417 | 416 | 428 |
| Intangible asset amortization | | 26 | 23 | 23 |
| Restructuring and impairment costs | | 5 | 14 | 27 |
| Segment income from operations | $ | 555 $ | 503 $ | 446 |

Segment results of operations for ADI Global Distribution, including significant segment expenses that are regularly reviewed by the CODM, are included in the table below:

| | | Years Ended December 31, | | |
|---|---|---|---|---|
| (in millions) | | 2025 | 2024 | 2023 |
| Net revenue | $ | 4,784 $ | 4,197 $ | 3,570 |
| Cost of goods sold | | 3,719 | 3,346 | 2,902 |
| Research and development expenses | | 39 | 17 | — |
| Selling, general and administrative expenses | | 712 | 566 | 407 |
| Intangible asset amortization | | 94 | 54 | 11 |
| Restructuring and impairment costs | | 8 | 19 | 12 |
| Segment income from operations | $ | 212 $ | 195 $ | 238 |

The following table provides a reconciliation of segment income from operations to consolidated income (loss) before taxes:

| | | Years Ended December 31, | | |
|---|---|---|---|---|
| | | 2025 | 2024 | 2023 |
| (in millions) | | | | |
| *Segment income from operations* | | | | |
| Products and Solutions | $ | 555 $ | 503 $ | 446 |
| ADI Global Distribution | | 212 | 195 | 238 |
| Total segment income from operations | | 767 | 698 | 684 |
| Unallocated amounts: | | | | |
| Selling, general and administrative expenses | | 137 | 156 | 125 |
| Restructuring, impairment and extinguishment costs | | 3 | 19 | 3 |
| Business separation costs | | 18 | — | — |
| Indemnification Agreement expense | | 972 | 211 | 178 |
| Other expense (income), net | | (43) | 7 | (9) |
| Interest expense, net | | 135 | 81 | 65 |
| Other corporate items | | 2 | 3 | 9 |
| Income (loss) before taxes | $ | (457) $ | 221 $ | 313 |

The following table provides detail on cash paid for capital expenditures, which are regularly reviewed by the CODM:

| (in millions) | **Years Ended December 31,** | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| *Capital expenditures* | | | |
| Products and Solutions | $ 62 | $ 55 | $ 77 |
| ADI Global Distribution | 54 | 25 | 26 |
| Total segment capital expenditures | 116 | 80 | 103 |
| Corporate activities | — | — | 2 |
| Total capital expenditures | $ 116 | $ 80 | $ 105 |

Capital expenditures in accounts payable for the years ended December 31, 2025, 2024, and 2023 was $25 million, $22 million, and $14 million, respectively.

**Note 5. Revenue Recognition**

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, typically each product sold to a customer represents a distinct performance obligation. We recognize the majority of our revenue from performance obligations outlined in contracts with our customers that are satisfied at a point in time. Our revenue satisfied over time is not material. We have contract liabilities of $41 million and $40 million as of December 31, 2025 and 2024, respectively, which primarily relate to deferred revenues associated with the ADI Global Distribution operating segment. Additionally, contract assets were not material as of December 31, 2025 and 2024.

The timing of satisfaction of performance obligations does not significantly vary from the typical timing of payment. For some contracts, we may be entitled to receive an advance payment.

We have applied the practical expedient to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which we recognize revenue in proportion to the amount we have the right to invoice for services performed.

**Disaggregated Revenue**

We have two operating segments: Products and Solutions and ADI Global Distribution. Disaggregated revenue information for Products and Solutions is presented by product grouping, while ADI Global Distribution is presented by region.

The following table presents revenue by business line and geographic location, as we believe this presentation best depicts how the nature, amount, timing, and uncertainty of net revenue and cash flows are affected by economic factors:

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Products and Solutions | | | |
| Safety and Security | $ 963 | $ 885 | $ 965 |
| Air | 841 | 858 | 862 |
| Energy | 563 | 512 | 525 |
| Water | 321 | 309 | 320 |
| Total Products and Solutions | 2,688 | 2,564 | 2,672 |
| | | | |
| ADI Global Distribution | | | |
| Americas [1] | 4,189 | 3,680 | 3,085 |
| International [2] | 595 | 517 | 485 |
| Total ADI Global Distribution | 4,784 | 4,197 | 3,570 |
| | | | |
| Total net revenue | $ 7,472 | $ 6,761 | $ 6,242 |

[1] Americas represents North, Central, and South America.
[2] International represents all geographies that are not included in Americas.

## Note 6. Restructuring

We took restructuring actions, including capturing synergies from our acquisition of Snap One, to align our cost structure based on our strategic objectives and our outlook of market conditions. The intent of these actions is to improve our operating efficiency and position us for long-term growth. We expect to fully execute on our restructuring programs over the next 12 months, and the estimated cost of these actions is approximately $21 million. We may incur additional restructuring expenses associated with these plans or new plans in the future.

The following table summarizes information concerning recorded obligations for our restructuring programs included within accrued liabilities on the Consolidated Balance Sheets. Amounts associated with impairment and extinguishment costs are not included in the table below because those amounts are charged directly against the relevant assets and debt, respectively.

| (in millions) | December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Beginning of period | $ 31 | $ 30 | $ 27 |
| Charges | 15 | 41 | 34 |
| Usage [1] | (25) | (40) | (31) |
| End of period | $ 21 | $ 31 | $ 30 |

[1] Usage primarily relates to cash payments and shares issued associated with employee termination costs.

## Note 7. Pension Plans

Pension benefits for some U.S. employees are provided through non-contributory, qualified, and non-qualified defined benefit plans, which are currently frozen. We also sponsor defined benefit pension plans for non-U.S. employees in Germany, Switzerland, Netherlands, Belgium, India, Austria, and France.

The following table summarizes the balance sheet impact, including the benefit obligations, assets, and funded status associated with the pension plans:

| (in millions) | U.S. Plans | | | Non-U.S. Plans | | |
|---|---|---|---|---|---|---|
| | **2025** | **2024** | **2023** | **2025** | **2024** | **2023** |
| Change in benefit obligation: | | | | | | |
| Benefit obligation at beginning of year | $ 209 | $ 234 | $ 281 | $ 98 | $ 108 | $ 96 |
| Service cost | 2 | 2 | 3 | 4 | 4 | 4 |
| Interest cost | 12 | 12 | 13 | 3 | 3 | 3 |
| Actuarial losses (gains) [1] | 6 | (16) | 23 | (14) | (5) | 8 |
| Net benefits paid | (15) | (2) | (3) | — | — | 4 |
| Settlements and curtailments [2] | — | (21) | (83) | (3) | (4) | (13) |
| Foreign currency translation and other | — | — | — | 12 | (8) | 6 |
| Benefit obligation at end of year | 214 | 209 | 234 | 100 | 98 | 108 |
| | | | | | | |
| Change in plan assets: | | | | | | |
| Fair value of plan assets at beginning of year | 181 | 197 | 262 | 24 | 26 | 27 |
| Actual return on plan assets | 18 | 7 | 20 | — | 1 | 1 |
| Employer contributions | 10 | — | — | 3 | 2 | 2 |
| Net benefits paid | (15) | (2) | (3) | — | — | 4 |
| Settlements and curtailments [2] | — | (21) | (83) | (3) | (4) | (11) |
| Foreign currency translation and other | — | — | 1 | 3 | (1) | 3 |
| Fair value of plan assets at end of year | 194 | 181 | 197 | 27 | 24 | 26 |
| Funded status of plans [3] | $ (20) | $ (28) | $ (37) | $ (73) | $ (74) | $ (82) |

[1] Primarily driven by actuarial assumptions.
[2] Settlement accounting was triggered in 2024 and 2023, resulting in a remeasurement of our U.S. qualified defined benefit pension plan.
[3] The amounts recognized in accrued liabilities on the Consolidated Balance Sheets were $2 million at December 31, 2025 and 2024. The amounts recognized in other liabilities on the Consolidated Balance Sheets were $92 million and $100 million at December 31, 2025 and 2024, respectively.

Actuarial losses and prior service costs recognized in accumulated other comprehensive income (loss) associated with pension plans at December 31, 2025 and 2024 are immaterial, and therefore, any amortization into net periodic pension cost over the next fiscal year is also immaterial.

The components of net periodic benefit cost (income), excluding service costs, are included in other expense (income), net in the Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023 and are as follows:

| (in millions) | U.S. Plans | | | Non-U.S. Plans | | |
|---|---|---|---|---|---|---|
| | **2025** | **2024** | **2023** | **2025** | **2024** | **2023** |
| Net periodic benefit cost (income) | | | | | | |
| Service cost | $ 2 | $ 2 | $ 3 | $ 4 | $ 4 | $ 4 |
| Interest cost | 12 | 12 | 13 | 3 | 3 | 3 |
| Expected return on plan assets | (10) | (10) | (11) | (1) | (1) | (1) |
| Amortization of actuarial losses (gains) | — | — | 2 | (11) | — | — |
| Other [1] | — | — | 5 | — | — | (2) |
| Net periodic benefit cost (income) | $ 4 | $ 4 | $ 12 | $ (5) | $ 6 | $ 4 |

[1] Other includes immaterial impacts from amortization of prior service credit and settlements.

The following table outlines the impacts of the pensions on other comprehensive income (loss):

| (in millions) | U.S. Plans | | | Non-U.S. Plans | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2025** | **2024** | **2023** | **2025** | **2024** | **2023** |
| Pension liability adjustments | | | | | | |
| Actuarial losses (gains) | $ (1) | $ (13) | $ 14 | $ (13) | $ (6) | $ 9 |
| Actuarial (losses) gains recognized during the year | — | (1) | (8) | 11 | — | — |
| Other | — | — | 1 | (1) | — | (1) |
| Total recognized in other comprehensive (income) loss | (1) | (14) | 7 | (3) | (6) | 8 |
| Net periodic benefit cost (income) | 4 | 4 | 12 | (5) | 6 | 4 |
| Total recognized in net periodic benefit cost (income) and other comprehensive (income) loss | $ 3 | $ (10) | $ 19 | $ (8) | $ — | $ 12 |

Significant actuarial assumptions used in determining the benefit obligations and net periodic benefit cost (income) for benefit plans are presented in the following table as weighted averages:

| | U.S. Plans | | | Non-U.S. Plans | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2025** | **2024** | **2023** | **2025** | **2024** | **2023** |
| Actuarial assumptions used to determine benefit obligations as of December 31: | | | | | | |
| Discount rate | 5.7 % | 5.0 % | 5.2 % | 3.1 % | 3.0 % | 3.4 % |
| Interest crediting rate | 6.0 % | 6.0 % | 6.0 % | 2.2 % | 2.3 % | 2.5 % |
| Expected annual rate of compensation increase | 3.5 % | 3.5 % | 3.5 % | 2.5 % | 2.7 % | 2.6 % |
| | | | | | | |
| Actuarial assumptions used to determine net periodic benefit cost (income) for the year ended December 31: | | | | | | |
| Discount rate - benefit obligation | 5.6 % | 5.7 % | 5.0 % | 3.8 % | 3.0 % | 3.0 % |
| Interest crediting rate | 6.0 % | 6.0 % | 6.0 % | 0.4 % | 0.4 % | 2.2 % |
| Expected rate of return on plan assets | 5.7 % | 5.5 % | 5.3 % | 1.1 % | 1.1 % | 3.4 % |
| Expected annual rate of compensation increase | 3.5 % | 3.5 % | 3.5 % | 2.3 % | 2.5 % | 2.7 % |

The U.S. pension plan discount rate reflects the rate at which the associated liabilities could be settled at December 31 and was determined from a modeling process that involves matching the expected cash outflows of its benefit plans to a yield curve constructed from a portfolio of high-quality, fixed income debt instruments. We use the single weighted-average yield of this hypothetical portfolio as a discount rate benchmark.

The expected rate of return on U.S. plan assets of 5.7% is a long-term rate based on historical plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations. We review the expected rate of return on an annual basis and revise it as appropriate. For non-U.S. benefit plans, actuarial assumptions reflect economic, market factors, and demographic developments relevant to each country.

The following amounts relate to pension plans with accumulated benefit obligations exceeding the fair value of plan assets at December 31, 2025 and 2024:

| (in millions) | U.S. Plans | | Non-U.S. Plans | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2025 | 2024 |
| Projected benefit obligation | $ 214 | $ 209 | $ 93 | $ 97 |
| Accumulated benefit obligation | $ 212 | $ 207 | $ 86 | $ 89 |
| Fair value of plan assets | $ 194 | $ 181 | $ 20 | $ 23 |

The amounts related to pension plans with projected benefit obligations exceeding the fair value of the plan assets at December 31, 2025 and 2024 are not materially different from the table above.

We utilize a third-party investment management firm and have an internal investment committee that monitors adherence to the investment guidelines. We employ an investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and plan funded status. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as real estate and hedge funds may be used to improve portfolio diversification. The non-U.S. investment policies are different for each country as local regulations, funding requirements, and financial and tax considerations are part of the funding and investment allocation process in each country.

A majority of the U.S. pension plan assets as of December 31, 2025 do not have published pricing and are valued using Net Asset Value ("NAV"). As a practical expedient, assets valued using NAV have not been classified in the fair value hierarchy. NAV and fair value by asset category are as follows for December 31, 2025 and 2024:

| (in millions) | U.S. Plans NAV | |
| --- | --- | --- |
| | 2025 | 2024 |
| Cash and cash equivalents | $ 3 | $ 2 |
| Equity | 64 | 58 |
| Government bonds | 16 | 10 |
| Corporate bonds | 52 | 50 |
| Real estate / property | 23 | 22 |
| Other | 36 | 39 |
| Total assets at fair value | $ 194 | $ 181 |

The fair values of the non-U.S. pension plan assets by asset category are as follows for December 31, 2025 and 2024:

| (in millions) | Non-U.S. Plans | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | | | 2024 | | | |
| | Total | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 |
| Equity | $ 8 | $ 8 | $ — | $ — | $ 7 | $ 7 | $ — | $ — |
| Government bonds | 6 | — | 6 | — | 5 | — | 5 | — |
| Insurance contracts | 7 | — | — | 7 | 6 | — | — | 6 |
| Other | 6 | — | — | 6 | 6 | — | — | 6 |
| Total assets at fair value | $ 27 | $ 8 | $ 6 | $ 13 | $ 24 | $ 7 | $ 5 | $ 12 |

Refer to *Note 13. Fair Value* of the Notes to Consolidated Financial Statements.

Government bonds and corporate bonds held as of December 31, 2025 and 2024 are valued either by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics, or discounted cash flows and as such include adjustments for certain risks that may not be observable such as credit and liquidity risks. Real estate, insurance contracts, and other investments as of December 31, 2025 and 2024 are classified as Level 3 as there are neither quoted prices nor other observable inputs for pricing. Insurance contracts are issued by insurance companies and are valued at cash surrender value, which approximates the contract fair value. Other investments consist of a collective pension foundation that is valued and allocated by the plan administrator.

We utilize the services of retirement and investment consultants to actively manage the assets of our pension plans. We have established asset allocation targets and investment guidelines based on the guidance of the consultants. Our target allocations are 35% fixed income investments, 33% global equity investments, 12% global real estate investments, and 20% cash and other investments.

Our general funding policy for qualified defined benefit pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. In 2025, we made contributions of $10 million to the U.S. pension plans and expect to make contributions of $10 million in 2026.

Benefit payments are expected to be approximately $18 million per year through 2028, $17 million per year through 2030 and $80 million in aggregate from 2031 to 2036 for our U.S. pension plans and $3 million in 2026, $4 million per year through 2028, $7 million in 2029, $4 million in 2030, and $26 million in aggregate from 2031 to 2036 for our non-U.S. pension plans.

**Note 8. Stock-Based Compensation Plans**

The Stock Incentive Plan, which consists of the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates and the 2018 Stock Incentive Plan for Non-Employee Directors of Resideo Technologies, Inc., provides for the grant of stock options, stock appreciation rights, restricted stock units, restricted stock, and other stock-based awards. At December 31, 2025, 27.8 million shares of our common stock are authorized under the Stock Incentive Plan and 7.6 million are available to be granted in the future.

Our stock-based compensation expense, net of tax was $59 million, $64 million, and $43 million for the years ended December 31, 2025, 2024, and 2023. Stock-based compensation expense is included in either selling, general and administrative expenses or restructuring, impairment and extinguishment costs in the Consolidated Statements of Operations based on the nature of the expense.

*Restricted Stock Units and Performance Stock Units*

RSUs are issued to certain key employees and to non-employee directors. These awards entitle the holder to receive one share of common stock for each unit upon vesting. RSUs typically become fully vested over a three-year period following the grant date; however, RSUs granted to our non-employee directors have a one-year service period. We expense the grant-date fair value of these awards on a straight-line basis over the vesting period.

PSUs are issued to certain key employees. The number of shares of common stock that may ultimately be issued as settlement for each award may range from 0% to 200% of the target award, subject to the achievement of our market-based Total Shareholder Return ("TSR") relative to the performance of the S&P SmallCap 600 Index over a three-year performance period for a portion of the PSUs. A portion of the PSUs granted in 2025 are separately subject to the achievement of a performance-based return on invested capital ("ROIC"). PSUs typically vest at the end of a three-year period and upon achievement of the performance target.

The fair value of market-based PSUs based on relative TSR was estimated using a Monte Carlo simulation model. For PSUs issued during the years ended December 31, 2025, 2024 and 2023, the calculation of the fair value of these awards was calculated using the following assumptions:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Expected volatility | 45.2% | 45.9% - 47.6% | 63.4% |
| Risk-free interest rate % | 4.3% | 3.9% - 4.3% | 4.2% |
| Expected term (in years) | 2.88 | 2.39 - 2.90 | 2.88 |
| Dividend yield [1] | —% | —% | —% |

[1] We have never declared or paid any cash dividends on our common stock and we currently do not intend to pay cash dividends on our common stock.

The following table summarizes activity related to the Stock Incentive Plan for employees and non-employee directors:

| | PSUs [1] | | RSUs | |
| --- | --- | --- | --- | --- |
| (in thousands except for per share amounts) | **Number of Performance Stock Units** | **Weighted Average Grant Date Fair Value Per Share** | **Number of Restricted Stock Units** | **Weighted Average Grant Date Fair Value Per Share** |
| Non-vested as of January 1, 2025 | 1,680 $ | 31.33 | 5,749 $ | 19.65 |
| Granted | 237 | 25.56 | 2,263 | 22.25 |
| Vested | (341) | 36.11 | (2,704) | 19.97 |
| Forfeited | (311) | 33.12 | (537) | 19.24 |
| Non-vested as of December 31, 2025 | 1,265 $ | 28.51 | 4,771 $ | 20.75 |

[1] Includes PSUs at target payout. Final common shares issued may be different based upon the actual achievement versus the performance measure target.

Weighted average grant date fair value per share of awards granted during the years ended December 31, 2024 and 2023 was $27.94 and $29.89, respectively, for PSUs and $19.59 and $18.79, respectively, for RSUs.

As of December 31, 2025, unrecognized compensation cost related to unvested awards granted to employees and non-employee directors under the Stock Incentive Plan is as follows:

| (in millions) | **Unrecognized Compensation Cost** | **Weighted-Average Period** |
| --- | --- | --- |
| RSUs | $ 61 | 1 year, 8 months |
| PSUs | 10 | 11 months |
| Total unrecognized compensation cost | $ 71 | |

The fair value of shares vested follows:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| (in millions) | **2025** | **2024** | **2023** |
| RSUs | $ 67 $ | 47 $ | 29 |
| PSUs | 7 | — | 14 |
| Total | $ 74 $ | 47 $ | 43 |

***Stock Options***

Stock option awards entitle the holder to purchase shares of our common stock at a specific price when the options vest. Stock options typically vest over 3 years from the date of grant and expire 7 years from the grant date. There were no stock options granted to employees during the twelve months ended December 31, 2025, 2024, or 2023.

The following table summarizes stock option activity related to the Stock Incentive Plan:

| | Stock Options | | | |
|---|---|---|---|---|
| | Number of Stock Options (in thousands) | Weighted Average Exercise Price | Weighted Average Contractual Life | Aggregate Intrinsic Value [1] (in millions) |
| Stock Options outstanding as of January 1, 2025 | 1,006 $ | 14.34 | 2.3 years $ | 9 |
| Expired | (28) | 24.39 | | |
| Exercised | (608) | 17.15 | | |
| Stock Options outstanding and exercisable as of December 31, 2025 | 370 $ | 8.97 | 1.4 years $ | 10 |

[1] Represents the total intrinsic value (the difference between the fair market value of our common stock as of January 1, 2025 and December 31, 2025, respectively, and the exercise price, multiplied by the number of in-the-money service-based common stock options) that would have been received by the option holders had all option holders exercised their options on January 1, 2025 and December 31, 2025, respectively. This amount is subject to change based on changes to the fair market value of our common stock.

For the year ended December 31, 2025, there was no unrecognized compensation cost related to stock options as all stock option awards were fully vested. Cash received from stock options exercised during the year ended December 31, 2025 was $7 million, while amounts received in 2024 and 2023 were not material.

**Note 9. Goodwill and Other Intangible Assets, net**

Our goodwill balance and changes in carrying value by segment were as follows:

| (in millions) | Products and Solutions | ADI Global Distribution | Total |
|---|---|---|---|
| Balance at January 1, 2024 | $ 2,045 | $ 660 | $ 2,705 |
| Acquisitions [1] | — | 405 | 405 |
| Impact of foreign currency translation | (30) | (8) | (38) |
| Balance as of December 31, 2024 | 2,015 | 1,057 | 3,072 |
| Divestitures [1] | (26) | — | (26) |
| Adjustments [1] | — | (9) | (9) |
| Impact of foreign currency translation | 47 | 16 | 63 |
| Balance as of December 31, 2025 | $ 2,036 | $ 1,064 | $ 3,100 |

[1] Refer to *Note 3. Acquisitions and Divestitures* for additional information.

The following table summarizes the net carrying amount of intangible assets:

| (in millions) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Intangible assets subject to amortization | $ 911 | $ 996 |
| Indefinite-lived intangible assets | 180 | 180 |
| Total intangible assets | $ 1,091 | $ 1,176 |

Intangible assets subject to amortization consisted of the following:

| (in millions) | December 31, 2025 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Useful Lives | Weighted Average Amortization |
| Patents and technology | $ 170 | $ (63) | $ 107 | 5 - 10 years | 8 years |
| Customer relationships | 912 | (253) | 659 | 7 - 15 years | 13 years |
| Trademarks | 79 | (20) | 59 | 5 - 10 years | 10 years |
| Software | 256 | (170) | 86 | 3 - 7 years | 5 years |
| Total intangible assets subject to amortization | $ 1,417 | $ (506) | $ 911 | | |

| (in millions) | December 31, 2024 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Useful Lives | Weighted Average Amortization |
| Patents and technology | $ 170 | $ (41) | $ 129 | 5 - 10 years | 8 years |
| Customer relationships | 901 | (177) | 724 | 7 - 15 years | 13 years |
| Trademarks | 78 | (12) | 66 | 5 - 10 years | 10 years |
| Software | 222 | (145) | 77 | 2 - 12 years | 5 years |
| Total intangible assets subject to amortization | $ 1,371 | $ (375) | $ 996 | | |

Intangible assets are amortized on a straight-line basis or a basis consistent with the expected future cash flows over their expected useful lives. Intangible assets amortization expense was $122 million, $80 million, and $38 million during the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated aggregate amortization on these intangible assets for each of the next five years as of December 31, 2025, follows:

| (in millions) | Amortization Expense |
| --- | --- |
| 2026 | $ 119 |
| 2027 | $ 110 |
| 2028 | $ 106 |
| 2029 | $ 96 |
| 2030 | $ 85 |

**Note 10. Leases**

We are party to operating leases for the majority of our manufacturing sites, offices, engineering and lab sites, stocking locations, warehouses, automobiles, and certain equipment. Certain real estate leases include variable rental payments which adjust periodically based on inflation. Other variable amounts paid under operating leases, such as taxes and common area maintenance, are charged to selling, general and administrative expenses as incurred. Generally, lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total operating lease costs were as follows:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in millions) | | **2025** | | **2024** | | **2023** |
| Operating lease cost: | | | | | | |
| Selling, general and administrative expenses | $ | 82 | $ | 69 | $ | 57 |
| Cost of goods sold | | 19 | | 16 | | 20 |
| Total operating lease costs [1] | $ | 101 | $ | 85 | $ | 77 |

[1] Total operating lease costs include variable lease costs of $18 million, $17 million, and $22 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The following table summarizes the carrying amounts of our operating leased assets and liabilities along with key inputs used to discount our lease liabilities:

| | | December 31, | | | |
|---|---|---|---|---|---|
| (in millions, except weighted-average data) | **Financial Statement Line Item** | **2025** | | **2024** | |
| Operating lease assets | Other assets | $ | 327 | $ | 248 |
| Operating lease liabilities - current | Accrued liabilities | $ | 57 | $ | 51 |
| Operating lease liabilities - non-current | Other liabilities | $ | 289 | $ | 212 |
| Weighted-average remaining term | | | 6.89 years | | 5.95 years |
| Weighted-average incremental borrowing rate | | | 6.36 % | | 6.08 % |

The following table summarizes our future minimum lease payments under our non-cancelable leases as of December 31, 2025:

| (in millions) | | **Commitments** |
|---|---|---|
| 2026 | $ | 72 |
| 2027 | | 70 |
| 2028 | | 62 |
| 2029 | | 48 |
| 2030 | | 40 |
| Thereafter | | 137 |
| Total lease payments | | 429 |
| Less: Imputed interest | | (83) |
| Present value of operating lease liabilities | $ | 346 |

Supplemental cash flow information related to operating leases follows:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in millions) | | **2025** | | **2024** | | **2023** |
| Cash paid for operating lease liabilities | $ | 69 | $ | 41 | $ | 36 |
| Non-cash activities: operating lease assets obtained in exchange for new operating lease liabilities [1] | $ | 126 | $ | 116 | $ | 39 |

[1] The year ended December 31, 2024 includes $61 million of operating lease assets acquired from the Snap One acquisition.

As of December 31, 2025, we have additional operating leases that have not yet commenced. Obligations under these leases are not material. Additionally, as a lessor, we lease all or a portion of certain owned and subleased properties. Rental income for the years ended December 31, 2025, 2024, and 2023 was not material.

**Note 11. Long-Term Debt**

Long-term debt is comprised of the following:

| (in millions) | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2025** | | **2024** | |
| 4.000% Senior Notes due 2029 | $ | 300 | $ | 300 |
| 6.500% Senior Notes due 2032 | | 600 | | 600 |
| Variable rate A&R Term B Facility | | 2,331 | | 1,115 |
| Gross debt | | 3,231 | | 2,015 |
| Less: current portion of long-term debt [1] | | (18) | | (6) |
| Less: unamortized deferred financing costs | | (46) | | (26) |
| Total long-term debt | $ | 3,167 | $ | 1,983 |

[1] Included within accrued liabilities on the Consolidated Balance Sheets.

Aggregate required principal payments on long-term debt outstanding at December 31, 2025, follows:

| (in millions) | **Payments** | |
| --- | --- | --- |
| 2026 | $ | 18 |
| 2027 | | 18 |
| 2028 | | 536 |
| 2029 | | 318 |
| 2030 | | 18 |
| Thereafter | | 2,323 |
| Total | $ | 3,231 |

*A&R Credit Agreement*

In 2021, we entered into a credit agreement with JPMorgan Chase Bank N.A. as administrative agent which was most recently amended on August 13, 2025 (as amended, the "A&R Credit Agreement"). As part of the August 2025 amendment, we issued $1,225 million of incremental term loans which mature in August 2032. Net proceeds of $1,198 million were primarily used to fund the termination of the Indemnification Agreement. A 1.00% prepayment premium is payable in connection with certain repricing transactions if executed within six months of the closing date. Refer to *Note 15. Commitments and Contingencies* of the Notes to the Consolidated Financial Statements for further discussion.

In addition to the $1,222 million of remaining principal on the incremental term loans, the A&R Credit Agreement includes $518 million of term loans maturing in February 2028 and $591 million of term loans maturing in June 2031 (together, the "A&R Term B Facility"). As a result of the August 2025 amendment, the A&R Term B Facility bears interest at a rate per annum based on Term SOFR plus an interest rate margin of 2.00% per annum. As of December 31, 2025 and December 31, 2024, the weighted average interest rate on the A&R Term B Facility, excluding the impact of the interest rate swaps, was 5.76% and 6.13%, respectively.

The A&R Credit Agreement also includes a senior secured revolving credit facility (the "A&R Revolving Credit Facility") with an aggregate capacity of $500 million and a five-year term ending in June 2029. There were no outstanding borrowings and no letters of credit issued under the A&R Revolving Credit Facility.

We are obligated to make quarterly principal payments throughout the term of the A&R Term B Facility according to the amortization provisions in the A&R Credit Agreement. In addition to paying interest on outstanding borrowings under the A&R Revolving Credit Facility, we are required to pay a quarterly commitment fee between 0.25% and 0.35% based on the unused portion of the A&R Revolving Credit Facility depending on our consolidated leverage ratio. Up to $75 million may be utilized under the A&R Revolving Credit Facility for the issuance of letters of credit to us or any of our subsidiaries.

The A&R Credit Agreement includes customary affirmative and negative covenants and reporting requirements, including limitations on indebtedness, liens, investments, and other restricted transactions. All obligations under the A&R Credit Agreement are unconditionally guaranteed jointly and severally by us and substantially all of the direct and indirect wholly owned subsidiaries of ours that are organized under the laws of the U.S. (collectively, the "Guarantors"). The A&R Credit Agreement is secured on a first priority basis by the equity interests of each direct subsidiary of ours, as well as the tangible and intangible personal property and material real property of ours and each of the Guarantors. As of December 31, 2025, we are in compliance with all covenants.

We have entered into certain interest rate swap agreements based on Term SOFR that effectively convert a portion of our variable-rate debt to fixed-rate debt. Additionally, we assumed the Interest Rate Cap in 2024 with a maturity date of December 31, 2025 that effectively capped the interest on a portion of our variable rate debt. Refer to *Note 12. Derivative Financial Instruments* of the Notes to Consolidated Financial Statements.

*Senior Notes*

In August 2021, we issued $300 million in principal amount of 4.000% Senior Notes due 2029 ("Senior Notes due 2029").

In July 2024, we issued $600 million in aggregate principal of 6.500% Senior Notes due 2032 ("Senior Notes due 2032" and together with the Senior Notes due 2029, the "Senior Notes").

We may, at our option, redeem the Senior Notes in whole (at any time) or in part (from time to time), at varying prices based on the timing of the redemption. The Senior Notes are senior unsecured obligations of Resideo guaranteed by Resideo's existing and future domestic subsidiaries and rank equally with all of Resideo's senior unsecured debt and senior to all of Resideo's subordinated debt. The Senior Notes limit us and our restricted subsidiaries' ability to, among other things, incur additional secured indebtedness; enter into certain sale and leaseback transactions; incur liens; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of limitations and exceptions. Additionally, upon certain events constituting a change of control together with a ratings downgrade, the holders of the Senior Notes have the right to require us to offer to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, to (but not including) the date of purchase.

*Interest Paid*

At December 31, 2025, 2024 and 2023, cash paid for interest net of interest rate derivative receipts was $136 million, $78 million, and $80 million, respectively.

**Note 12. Derivative Financial Instruments**

In March 2021, we entered into eight interest rate swap agreements with several financial institutions for a combined notional value of $560 million. The Swap Agreements were entered into to reduce the consolidated interest rate risk associated with variable rate long-term debt and designated as cash flow hedges.

During 2023, we modified two of the Swap Agreements, each with a notional value of $70 million, by blending the asset positions of the original interest rate swap agreements into new interest rate swap agreements and extending the term of our hedged positions to February 2027. The new pay-fixed interest rate swap agreements qualify as hybrid instruments in accordance with Accounting Standards Codification 815, *Derivatives and Hedging*, consisting of financing components and embedded at-market derivatives that were designated as cash flow hedges. The amounts remaining in accumulated other comprehensive income (loss) for the modified interest rate swap agreements were amortized as a reduction to interest expense over the effective period of the original interest rate swap agreements, or May 2024. The financing components are accounted for at amortized cost over the life of the swap while the embedded at-market derivatives are accounted for at fair value.

Two of the Swap Agreements matured in February 2025, two matured in May 2025, two mature in February 2026, and two mature in February 2027. As of December 31, 2025 and 2024, the Swap Agreements had a combined notional value of $280 million and $560 million, respectively. The remaining Swap Agreements effectively convert a portion of our variable interest rate obligations to a rate based on Term SOFR with a minimum rate of 0.39% per annum to a base fixed weighted average rate of 1.57% over the remaining terms. We designated the Swap Agreements as cash flow hedges of the variability in expected cash outflows for interest payments.

In 2024, in connection with our acquisition of Snap One, we assumed an interest rate cap that matured on December 31, 2025. At its maturity, the Interest Rate Cap had a notional value of $342 million and a strike rate of 4.79%, which effectively capped SOFR on the notional amount at that rate. The Interest Rate Cap qualified as a hybrid instrument consisting of a financing component and an embedded at-market derivative that was designated as a cash flow hedge on our A&R Term B Facility as of the Snap One acquisition date. Pursuant to the terms of the Interest Rate Cap, we paid a premium of $7 million at the maturity date of December 31, 2025; therefore, the instrument was fully settled and is no longer outstanding.

The Swap Agreements and Interest Rate Cap (referred to collectively as "interest rate derivatives") are adjusted to fair value on a quarterly basis. The following tables summarize the fair value and presentation of derivative instruments in the Consolidated Balance Sheets as well as the changes in fair value recorded in accumulated other comprehensive income (loss):

| | **Fair Value of Derivative Assets** | | |
|---|---|---|---|
| | | **Years Ended December 31,** | |
| (in millions) | **Financial Statement Line Item** | **2025** | **2024** |
| Derivatives designated as hedging instruments: | | | |
| Interest rate derivatives | Other current assets | $ 2 | $ 10 |
| Interest rate derivatives | Other assets | 1 | 3 |
| Total derivative assets designated as hedging instruments | | $ 3 | $ 13 |

| | **Fair Value of Derivative Liabilities** | | |
|---|---|---|---|
| | | **Years Ended December 31,** | |
| (in millions) | **Financial Statement Line Item** | **2025** | **2024** |
| Derivatives designated as hedging instruments: | | | |
| Interest rate derivatives | Accrued liabilities | $ — | $ 6 |
| | | | |
| Unrealized gain | Accumulated other comprehensive income (loss) | $ — | $ 8 |

The following table summarizes the effect of derivative instruments designated as cash flow hedges in other comprehensive income (loss) in the Consolidated Statements of Operations:

| | | **Years Ended December 31,** | |
|---|---|---|---|
| (in millions) | **Financial Statement Line Item** | **2025** | **2024** |
| Gains recorded in accumulated other comprehensive income (loss), beginning of year | | $ 8 | $ 25 |
| Current period losses recognized in/reclassified from other comprehensive income (loss) | Other comprehensive income (loss) | (10) | (16) |
| Gains reclassified from accumulated other comprehensive income (loss) to net income (loss) | Interest expense, net | 2 | (1) |
| Gains recorded in accumulated other comprehensive income (loss), end of year | | $ — | $ 8 |

Unrealized gains expected to be reclassified from accumulated other comprehensive income (loss) in the next 12 months are estimated to be immaterial as of December 31, 2025.

**Note 13. Fair Value**

The estimated fair value of our financial instruments held, and when applicable, issued to finance our operations, is summarized below. Certain estimates and judgments are required to develop fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that we would realize upon disposition nor do they indicate our intent or ability to dispose of the financial instrument. There were no material changes in the methodologies used in our valuation practices as of December 31, 2025.

The fair values of long-term debt instruments were determined using quoted market prices in inactive markets or discounted cash flows based upon current observable market interest rates and therefore were classified as Level 2 measurements in the fair value hierarchy.

The following table provides a summary of the carrying amount and fair value of outstanding debt:

| (in millions) | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Debt | | | | |
| 4.000% Senior Notes due 2029 | $ 300 | $ 291 | $ 300 | $ 272 |
| 6.500% Senior Notes due 2032 | 600 | 615 | 600 | 602 |
| Variable rate A&R Term B Facility | 2,331 | 2,339 | 1,115 | 1,119 |
| Total debt | $ 3,231 | $ 3,245 | $ 2,015 | $ 1,993 |

As of December 31, 2025 and 2024, there were no borrowings and no letters of credit issued under the A&R Revolving Credit Facility. Refer to *Note 11. Long-Term Debt* of the Notes to Consolidated Financial Statements.

*Foreign Currency Risk Management*—We conduct business on a multinational basis in a wide variety of foreign currencies. We are exposed to market risks from changes in currency exchange rates. These exposures may impact future earnings and/or operating cash flows. The exposure to market risk for changes in foreign currency exchange rates arises from international trade transactions, foreign currency denominated monetary assets and liabilities, and international financing activities between subsidiaries. We rely on natural offsets to address these market risk exposures. As of December 31, 2025 and 2024, we had no forward or option hedging contracts.

*Interest Rate Risk*—We have exposure to movements in interest rates associated with cash and borrowings. We may enter into various interest rate protection agreements in order to limit the impact of movements in interest rates.

The following table provides a summary of the carrying amount and fair value of our interest rate derivatives:

| (in millions) | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Interest rate derivatives | $ 3 | $ 3 | $ 13 | $ 13 |
| Liabilities: | | | | |
| Interest rate derivatives | $ — | $ — | $ 6 | $ 6 |

The fair values of derivative financial instruments have been determined based on market value equivalents at the balance sheet date, taking into account the current interest rate environment and therefore were classified as Level 2 measurements in the fair value hierarchy. Refer to *Note 12. Derivative Financial Instruments* of the Notes to Consolidated Financial Statements for further discussion.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accrued liabilities approximate fair value due to their short-term maturity.

## Note 14. Accrued Liabilities

Accrued liabilities consist of the following:

| (in millions) | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Compensation, benefit and other employee-related | $ 137 | $ 131 |
| Customer rebate reserve | 129 | 112 |
| Current operating lease liability | 57 | 51 |
| Current obligations payable under the Indemnification Agreement | — | 140 |
| Other [(1)] | 301 | 283 |
| Total accrued liabilities | $ 624 | $ 717 |

[(1)] Other includes accruals for taxes payable, deferred revenue, freight payable, interest, product warranties, restructuring, current portion of long-term debt, legal and professional reserves, advertising, royalties, and other miscellaneous items.

## Note 15. Commitments and Contingencies

### Environmental Matters

We are subject to various federal, state, local, and foreign government requirements relating to the protection of the environment and accrue costs related to environmental matters when it is probable that we have incurred a liability related to a contaminated site and the amount can be reasonably estimated. We believe that, as a general matter, our policies, practices, and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use, and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. We have incurred remedial response and voluntary cleanup costs for site contamination. Additional claims and costs involving environmental matters may arise in the future.

Environmental expenses for sites owned and operated by us are presented within cost of goods sold for operating sites. For the years ended December 31, 2025, 2024, and 2023, environmental expenses related to these operating sites were not material. Liabilities for environmental costs were $22 million for the years ended December 31, 2025 and 2024.

### Obligations Payable Under the Indemnification Agreement and Tax Matters Agreement

### Indemnification Agreement

We separated from Honeywell on October 29, 2018, becoming an independent publicly traded company as a result of a pro rata distribution of our common stock to shareholders of Honeywell. In connection with the Honeywell Spin-Off, we entered into an indemnification and reimbursement agreement, pursuant to which we had an obligation to make cash payments associated with Honeywell's environmental liabilities which were capped at $140 million annually (the "Indemnification Agreement"). Pursuant to its terms, the Indemnification Agreement extended until the earlier of (1) December 31, 2043; or (2) December 31 of the third consecutive anniversary where the annual reimbursement obligation (including accrued amounts) had been less than $25 million.

On July 30, 2025, we entered into a definitive agreement with Honeywell to terminate the Indemnification Agreement (the "Termination Agreement"). We paid our regularly scheduled payments of $35 million each in the first quarter, second quarter, and third quarter of 2025, and subject to the terms and conditions of the Termination Agreement, we made a pre-tax, one-time cash payment of $1,590 million to Honeywell in August 2025 (the "Closing"). Proceeds from the incremental term loans issued under the A&R Credit Agreement in August 2025, together with a portion of our cash on hand, were utilized to fund the payment required under the Termination Agreement. Refer to *Note 11. Long-Term Debt* of the Notes to Consolidated Financial Statements for further discussion. Upon the Closing, the Indemnification Agreement terminated. As a result, we are no longer required to make any further payments to Honeywell under the Indemnification Agreement, and the associated affirmative and negative covenants no longer apply.

*Tax Matters Agreement*

In connection with the Honeywell Spin-Off, we entered into the Tax Matters Agreement with Honeywell, pursuant to which we are responsible and will indemnify Honeywell for certain taxes, including certain income taxes, sales taxes, VAT, and payroll taxes, relating to the business for all periods, including periods prior to the consummation of the Honeywell Spin-Off. In addition, the Tax Matters Agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the Honeywell Spin-Off.

We are required to indemnify Honeywell for any taxes resulting from the failure of the Honeywell Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state and local income tax law, as well as foreign tax law, where such taxes result from our action or omission not permitted by the Separation and Distribution Agreement between Honeywell and Resideo dated as of October 19, 2018 or the Tax Matters Agreement.

The following table summarizes information concerning the Indemnification Agreement and Tax Matters Agreement liabilities:

| (in millions) | Indemnification Agreement | Tax Matters Agreement | Total |
|---|---|---|---|
| Beginning balance, January 1, 2024 | $ 652 | $ 97 | $ 749 |
| Accruals for liabilities deemed probable and reasonably estimable | 211 | (2) | 209 |
| Payments to Honeywell | (140) | (4) | (144) |
| Balance as of January 1, 2025 | 723 | 91 | 814 |
| Accruals for liabilities deemed probable and reasonably estimable | 972 | (3) | 969 |
| Payments to Honeywell | (1,695) | — | (1,695) |
| Balance as of December 31, 2025 | $ — | $ 88 | $ 88 |

The liabilities related to the Indemnification Agreement and Tax Matters Agreement are included in the following balance sheet accounts:

| (in millions) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Accrued liabilities | $ — | $ 140 |
| Non-current obligations payable under the Indemnification Agreement | — | 583 |
| Other liabilities | 88 | 91 |
| Total indemnification liabilities | $ 88 | $ 814 |

Neither the timing nor the amount of the ultimate costs associated with such Tax Matters Agreement liability payments can be determined although they could be material to our consolidated results of operations and operating cash flows in the periods recognized or paid.

*Trademark Agreement*

We entered into a 40-year Trademark Agreement with Honeywell that authorizes our use of the Honeywell Home trademark in the operation of our business for the advertising, sale and distribution of certain licensed products. In exchange, we pay Honeywell a royalty fee of 1.5% based on net revenue related to such licensed products, which is recorded in selling, general and administrative expense in the Consolidated Statements of Operations. For the year ended December 31, 2025 royalty fees were $16 million and $18 million each for the years ended December 31, 2024 and 2023.

*Other Matters*

We are subject to lawsuits, investigations and disputes arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, acquisitions and divestitures, employee matters, intellectual property, trade and tax compliance, compliance with laws and environmental, health, and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses, based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. No such matters are material to our financial statements.

### *Warranties and Guarantees*

In the normal course of business, we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and product performance guarantees based on contract terms and historical experience at the time of sale. Adjustments to initial obligations for warranties and guarantees are made as changes to the obligations become reasonably estimable. Product warranties and product performance guarantees are included in accrued liabilities and other liabilities on the Consolidated Balance Sheets. The following table summarizes information concerning recorded obligations for product warranties and product performance guarantees:

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Beginning balance | $ 35 | $ 34 | $ 48 |
| Accruals for warranties/guarantees issued during the year | 30 | 31 | 24 |
| Settlement/adjustment of warranty/guarantee claims | (29) | (30) | (38) |
| Ending balance | $ 36 | $ 35 | $ 34 |

### *Purchase Commitments*

Our unconditional purchase obligations include purchase commitments with suppliers and other obligations entered into during the normal course of business regarding the purchase of goods and services. For the years ended December 31, 2025, 2024, and 2023, purchases related to these obligations were $220 million, $276 million, and $91 million, respectively.

The following table summarizes the future aggregate payments on these obligations as of December 31, 2025:

| (in millions) | **Payments** |
| --- | --- |
| 2026 | $ 130 |
| 2027 | 31 |
| 2028 | 9 |
| 2029 | 8 |
| 2030 and thereafter | — |
| Total | $ 178 |

### Note 16. Stockholders' Equity

### *Share Repurchase Program*

On August 3, 2023, we announced that our Board of Directors authorized a share repurchase program for the repurchase of up to $150 million of our common stock over an unlimited time period (the "Share Repurchase Program"). Under the Share Repurchase Program, we may repurchase common stock from time-to-time through various methods, including in open market transactions, block trades, accelerated share repurchases, privately negotiated transactions, derivative transactions, or otherwise, certain of which may be made pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in compliance with applicable state and federal securities laws. The Share Repurchase Program can be modified or terminated by our Board of Directors at any time.

The timing, as well as the number and value of common stock repurchased under the Share Repurchase Program, will be determined at our discretion and will depend on a variety of factors, including our assessment of the intrinsic value and market price of our common stock, general market and economic conditions, available liquidity, compliance with our debt and other agreements, applicable legal requirements, the nature of other investment opportunities available to us, and other considerations.

During the twelve months ended December 31, 2025, there were no common stock repurchases. During the twelve months ended December 31, 2024, we repurchased 0.1 million of common stock in the open market at a total cost of $1 million. Common stock repurchases are recorded at cost and presented as a reduction to stockholders' equity. As of December 31, 2025, we had approximately $108 million of authorized repurchases remaining under the Share Repurchase Program.

*Preferred Stock*

On June 14, 2024, in connection with our acquisition of Snap One, we issued 500,000 shares of Preferred Stock to the CD&R Stockholder for an aggregate purchase price of $500 million pursuant to an investment agreement dated April 15, 2024. In connection with the issuance of the Preferred Stock, we incurred direct and incremental expenses of $18 million which reduced the Preferred Stock carrying value.

The Preferred Stock is convertible perpetual participating preferred stock of the Company, with an initial conversion price equal to $26.92, and accrues dividends at a rate of 7% per annum, payable in cash or in kind. The Preferred Stock votes on an as-converted basis together with common stockholders.

The Preferred Stock can be converted into our common stock at the holder's option at any time. We can also force conversion of all (but not less than all) of the outstanding shares of Preferred Stock if at any time our common stock trading price exceeds 200% of the then-effective conversion price for at least 20 out of 30 trailing trading days. Following the third anniversary of the closing date, we have the option to redeem the Preferred Stock for an aggregate redemption price equal to two times the sum of the Accumulated Amount (as defined in the Certificate of Designations) plus any interim accrued and unpaid dividends (calculated at 1X instead of 2X) on such share of Preferred Stock in effect at the time of redemption. In the event of a change of control, we will have the option to purchase all (but not less than all) of the outstanding shares of Preferred Stock at a price per share equal to 150% of the sum of the Accumulated Amount plus any interim accrued and unpaid dividends (calculated at 100% instead of 150%) on such share of Preferred Stock in effect at the time of such purchase.

**Note 17. Income Taxes**

Income tax expense is based on pretax financial accounting income. Deferred income taxes are recognized for the temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. It includes a broad range of tax reform provisions affecting businesses, including extending and modifying certain key Tax Cuts and Jobs Act provisions (both U.S. and non-U.S.). The tax effects of the OBBBA have been reflected in our financial results for the period ended December 31, 2025, with no material impact to the effective tax rate. We continue to assess the overall impact of potential changes as developments occur, consistent with our practice of monitoring all tax law changes.

The following is a summary of the components of income before provision for income taxes:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| (in millions) | **2025** | **2024** | **2023** |
| U.S. | $ (793) | $ (65) | $ 76 |
| Non-U.S. | 336 | 286 | 237 |
| Total | $ (457) | $ 221 | $ 313 |

The components of the provision for income taxes consisted of the following for 2025:

| (in millions) | Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | |
| **Current:** | | |
| U.S. federal | $ | 4 |
| U.S. state and local | | 4 |
| Non-U.S. | | 54 |
| Total current | | 62 |
| **Deferred:** | | |
| U.S. federal | | (14) |
| U.S. state and local | | 3 |
| Non-U.S. | | 19 |
| Total deferred | | 8 |
| **Total income tax expense:** | | |
| U.S. federal | | (10) |
| U.S. state and local | | 7 |
| Non-U.S. | | 73 |
| Total income tax expense | $ | 70 |

The components of the provision for income taxes consisted of the following for 2024 and 2023:

| (in millions) | Years Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2024** | | **2023** | |
| **Current:** | | | | |
| U.S. | $ | 76 | $ | 80 |
| Non-U.S. | | 60 | | 51 |
| Total current | | 136 | | 131 |
| **Deferred:** | | | | |
| U.S. federal | | (23) | | (6) |
| Non-U.S. | | (8) | | (22) |
| Total deferred | | (31) | | (28) |
| Total provision | $ | 105 | $ | 103 |

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate is as follows for 2025:

| | Year Ended December 31, 2025 | |
|---|---|---|
| | $ | % |
| **Federal statutory tax rate** | $ (96) | 21.0 % |
| **State and local income taxes, net of federal income tax effect** [1] | 7 | (1.5) |
| **Foreign tax effects** | | |
| Switzerland | | |
| Cantonal tax | 16 | (3.5) |
| Statutory tax rate difference | (34) | 7.4 |
| Other | 2 | (0.4) |
| Germany | | |
| Changes in valuation allowances | 6 | (1.3) |
| Other | 3 | (0.7) |
| Other foreign jurisdictions | 8 | (1.8) |
| **Effect of cross-border tax laws** | 3 | (0.7) |
| **Tax credits** | (5) | 1.1 |
| **Changes in valuation allowances** | (1) | 0.2 |
| **Nontaxable or nondeductible items** | | |
| Non-deductible Indemnification Agreement costs | 204 | (44.5) |
| Interest expense deduction | (61) | 13.4 |
| §162(m) excess officer compensation | 6 | (1.3) |
| Other | 4 | (0.9) |
| **Changes in unrecognized tax benefits** | 8 | (1.8) |
| Total | $ 70 | (15.3)% |

[1] State taxes in New York, Florida, Pennsylvania and Tennessee made up the majority (greater than 50%) of the tax effect in this category.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate is as follows for 2024 and 2023:

| | Years Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| U.S. federal statutory income tax rate | 21.0 % | 21.0 % |
| Impact of foreign operations | (0.9) | (0.9) |
| U.S. state income taxes | 4.9 | 4.4 |
| Non-deductible Indemnification Agreement costs | 18.1 | 10.9 |
| Executive compensation over $1 million | 2.4 | 1.6 |
| U.S. taxation of foreign earnings | 3.1 | 2.8 |
| Tax credits | (2.3) | (0.8) |
| Change in tax basis in foreign assets [1] | (0.9) | (6.5) |
| All other items, net | 1.8 | 0.2 |
| Effective income tax rate | 47.2 % | 32.7 % |

[1] The 2024 impact represents subsequent adjustment to tax basis, net of valuation allowance, based on refinement of the step-up calculation. The 2023 impact represents the initial recognition of a step-up in the tax basis of intangible assets recorded under Switzerland tax reform, net of valuation allowance.

Deferred income taxes reflect the net impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of the temporary differences as of December 31, 2025 and 2024 are as follows:

| (in millions) | | Years Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2025 | | 2024 |
| **Deferred tax assets:** | | | | |
| Pension | $ | 14 | $ | 17 |
| Intangibles [1] | | 29 | | 27 |
| Other asset basis differences | | 43 | | 44 |
| Operating lease liabilities | | 89 | | 60 |
| Employee compensation and benefits | | 29 | | 30 |
| Inventory costing and related reserves | | 16 | | 15 |
| Capitalized research and development | | 2 | | 56 |
| Other accruals and reserves | | 28 | | 27 |
| §163(j) carryforward | | 63 | | 13 |
| Net operating losses, capital losses, and tax credits | | 104 | | 81 |
| Other | | 12 | | 18 |
| Gross deferred tax assets | | 429 | | 388 |
| Valuation allowance | | (93) | | (86) |
| Total deferred tax assets | $ | 336 | $ | 302 |
| | | | | |
| **Deferred tax liabilities:** | | | | |
| Intangibles | $ | (191) | $ | (191) |
| Property, plant and equipment | | (10) | | (9) |
| Operating lease assets | | (84) | | (56) |
| Other | | (6) | | (10) |
| Total deferred tax liabilities | $ | (291) | $ | (266) |
| | | | | |
| Net deferred tax asset | $ | 45 | $ | 36 |

[1] A valuation allowance brings the net deferred tax effect of the allowed step-up of intangible assets recorded under Switzerland tax reform to the amount more likely than not to be realized.

*Valuation allowance*

In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted), and the availability of tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, our ability to carry back the deferred tax asset, projected future taxable income, and tax planning strategies. A valuation allowance is recorded in each jurisdiction when it is more likely than not that the deferred income tax asset will not be realized. Changes in deferred tax asset valuation allowances typically impact income tax expense.

We maintain a valuation allowance of $93 million against a portion of deferred tax assets. Valuation allowances principally relate to foreign net operating loss carryforwards. As of December 31, 2025, we have deferred tax assets relating to foreign net operating loss carryforwards of $63 million. These tax losses can be carried forward to offset the income tax liabilities on future income in these countries. Cumulative tax losses of $58 million can be carried forward indefinitely, while the remaining $5 million of tax losses must be used during tax years 2025 to 2045.

The rollforward of the valuation allowance on deferred taxes is as follows for the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2025 | 2024 | 2023 |
| Beginning balance | $ 86 | $ 75 | $ 63 |
| Additions / (Subtractions) | 7 | 11 | 12 |
| Ending balance | $ 93 | $ 86 | $ 75 |

As of December 31, 2025, our total undistributed earnings of foreign affiliates were $1.6 billion, of which $1.1 billion was not considered indefinitely reinvested. While these earnings would not be subject to incremental U.S. tax, if we were to actually distribute these earnings, they could be subject to additional foreign income taxes and/or withholding taxes payable in foreign jurisdictions. Thus, we provide for foreign income taxes payable upon future distributions of the earnings not considered indefinitely reinvested annually. For the year ended December 31, 2025, the tax charge related to earnings that are not considered indefinitely reinvested is not material. Determination of the unrecognized deferred foreign income tax liability related to these undistributed earnings is not practicable due to the complexities associated with this hypothetical calculation.

*Uncertain tax positions*

The table below sets forth the changes to our gross unrecognized tax benefit as a result of uncertain tax positions, excluding interest and penalties for the years ended December 31, 2025, 2024, and 2023:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2025 | 2024 | 2023 |
| Unrecognized tax benefits at beginning of year | $ 24 | $ 22 | $ 22 |
| Decreases related to positions taken on items from prior years | — | — | (1) |
| Increases related to positions taken in the current year | 16 | 8 | 5 |
| Decreases due to expiration of statutes of limitations | (5) | (6) | (4) |
| Unrecognized tax benefits at end of year | $ 35 | $ 24 | $ 22 |

Included in the balance of unrecognized tax benefits as of December 31, 2025 and December 31, 2024, are potential benefits of $35 million and $24 million, respectively, that if recognized would affect the effective tax rate.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For the year ended December 31, 2025, we recognized no net expense for interest and penalties for unrecognized tax benefits and had net accumulated accrued interest and penalties of $2 million as of December 31, 2025. For the year ended December 31, 2024, we recognized no net expense for interest and penalties relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $2 million as of December 31, 2024.

*Open tax periods*

We file income tax returns in the U.S. federal jurisdiction, all states, and various local and foreign jurisdictions. Our U.S. federal tax returns are no longer subject to income tax examinations for taxable years before 2022. With limited exception, state, local, and foreign income tax returns for taxable years before 2021 are no longer subject to examination.

*Income taxes paid, net of refunds*

The following table presents the income taxes paid, net of refunds, disaggregated by jurisdiction for the year ended December 31, 2025:

| (in millions) | Year Ended December 31, 2025 |
|---|---|
| U.S. federal | $ 20 |
| U.S. state and local | 16 |
| Foreign | |
| Canada | 7 |
| Mexico | 13 |
| Switzerland | 26 |
| Other foreign jurisdictions | 11 |
| Total income tax payments, net of refunds | $ 93 |

Income taxes paid, net of refunds was $162 million and $123 million for the years ended December 31, 2024 and 2023, respectively.

**Note 18. Earnings (Loss) Per Common Share**

The reconciliation of the numerator and denominator used for the computation of basic and diluted earnings (loss) per common share follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions, except per share data) | 2025 | 2024 | 2023 |
| **Numerator for basic and diluted earnings (loss) per common share:** | | | |
| Net income (loss) | $ (527) | $ 116 | $ 210 |
| Less: preferred stock dividends | 35 | 19 | — |
| Less: undistributed income allocated to preferred stockholders | — | 6 | — |
| Net income (loss) available to common stockholders | $ (562) | $ 91 | $ 210 |
| | | | |
| **Denominator for basic and diluted earnings (loss) per common share:** | | | |
| Basic | 149 | 146 | 147 |
| Plus: dilutive effect of common stock equivalents | — | 3 | 1 |
| Weighted average diluted number of common shares outstanding | 149 | 149 | 148 |
| | | | |
| **Earnings (loss) per common share** | | | |
| Basic | $ (3.77) | $ 0.62 | $ 1.43 |
| Diluted | $ (3.77) | $ 0.61 | $ 1.42 |

Diluted earnings (loss) per common share is computed based upon the weighted average number of common shares outstanding for the year plus the dilutive effect of common stock equivalents using the if-converted method and treasury stock method using the average market price of our common stock for the period, except when the inclusion of such instruments would be antidilutive.

The following potentially dilutive instruments, presented as a weighted average of the instruments outstanding, were excluded from the calculation of diluted (loss) earnings per common share because their effect would have been antidilutive, and in the case of certain PSUs, the contingency has not been satisfied.

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2025 | 2024 | 2023 |
| RSUs and other rights | 5.9 | 0.7 | 1.5 |
| PSUs | 2.5 | 0.7 | 1.2 |
| Preferred stock | 0.5 | 0.3 | — |

## Note 19. Geographic Areas - Financial Data

Revenue and long-lived assets by geography are as follows:

| | Net Revenue [1] | | | Long-Lived Assets [2] | | |
|---|---|---|---|---|---|---|
| | Years Ended December 31, | | | December 31, | | |
| (in millions) | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| U.S. | $ 5,817 | $ 5,232 | $ 4,720 | $ 494 | $ 412 | $ 332 |
| Europe | 1,098 | 1,046 | 1,065 | 159 | 138 | 143 |
| Other International | 557 | 483 | 457 | 121 | 108 | 107 |
| Total | $ 7,472 | $ 6,761 | $ 6,242 | $ 774 | $ 658 | $ 582 |

[1] Net revenue is classified according to the country of origin. Included in U.S. net revenue are export sales of $66 million, $57 million, and $41 million for the years ended December 31, 2025, 2024, and 2023, respectively.

[2] Long-lived assets are comprised of property, plant and equipment, net and right-of-use lease assets.

**Note 20. Subsequent Events**

On February 20, 2026, the U.S. Supreme Court ruled that tariffs imposed by the U.S. government under the IEEPA were unauthorized. The Court did not address refunds or remedies but instead remanded the matter to the Court of International Trade to address remedies. The president also issued an executive order rescinding the IEEPA tariffs and directing agencies to take measures to cease collection of the tariffs. However, in addition, a presidential proclamation was issued imposing a tariff surcharge of at least 10% under the balance of payments statute (**19 USC 2132**) on all imports with certain exceptions for certain commodities (e.g., electronics, critical minerals) and USMCA qualified products. The tariffs under this statute are intended to take effect on February 24, 2026, and will remain in effect for 150 days (the maximum under the statute). Tariffs have not been previously imposed under this statutory provision. We are evaluating the impacts of these actions on our business which are uncertain at this time.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and the Board of Directors of Resideo Technologies, Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of Resideo Technologies, Inc. (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 24, 2026, expressed an unqualified opinion on those financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 24, 2026

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and the Board of Directors of Resideo Technologies, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Resideo Technologies, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

**Honeywell Termination Agreement – Refer to Note 15 to the financial statements**

*Critical Audit Matter Description*

On July 30, 2025, the Company entered into a Termination Agreement (the "Agreement") with Honeywell International, Inc. ("Honeywell") pursuant to which, upon closing of the transactions contemplated thereby, a one-time cash payment of $1,590,000,000 was made to Honeywell on August 13, 2025 (the "Closing") in lieu of all future payments to which Honeywell was entitled pursuant to the Indemnification and Reimbursement Agreement (the "Indemnification Agreement"). Effective as of the Closing, the Indemnification Agreement is terminated, subject only to certain limited provisions that survived.

Prior to the execution of the Agreement on July 30, 2025, the Company evaluated the nature, amounts and timing of recording its liabilities due to Honeywell under the Indemnification Agreement, and related expenses under Accounting Standards Codification ("ASC") 450. Upon execution of the Agreement, the Company evaluated the nature, amount and timing of recording its liabilities to Honeywell and related expenses under ASC 405.

Given the significant assumptions and judgments made by management in determining the relevant accounting guidance both prior to and subsequent to the execution of the Agreement, as well as the significant assumptions and judgments made relating to the associated amounts of liability incurred in connection with the Agreement, performing audit procedures to evaluate the same required a high degree of auditor judgment and an increased extent of effort.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the Company's obligations arising from and pursuant to the Termination Agreement included the following, among others:·
- We evaluated the Company's accounting conclusions through the following procedures:

  ◦ We tested the effectiveness of controls related to management's controls over the recording of and changes to the liability for the Company's obligations under the Indemnification Agreement and the Agreement
  ◦ Obtained, read and evaluated the underlying terms of the Agreement
  ◦ Obtained, read and evaluated the Company's accounting position papers, including relevant accounting literature, regarding the timing of and amount recorded and the associated liability and expense
  ◦ Obtained, read and evaluated the relevant accounting literature to be applied prior to and subsequent to the execution and completion of the Agreement
  ◦ Obtained support of payment to Honeywell as defined within the Termination Agreement
  ◦ Evaluated the completeness and accuracy of the disclosures related to the Agreement and Indemnification Agreement

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 24, 2026

We have served as the Company's auditor since 2018.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

*Evaluation of Disclosure Controls and Procedures*

We maintain a system of disclosure controls and procedures designed to give reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosures.

Management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud have been or will be detected.

Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of our management, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

*Management's Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on this assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8. Financial Statements and Supplementary Data of this Form 10-K.

*Changes in Internal Control Over Financial Reporting*

There was no change in our internal control over financial reporting that occurred during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information.**

*(a) Chief Executive Officer Transition Agreement Amendment.*

On February 20, 2026, the Company entered into a letter agreement with Mr. Geldmacher further amending his prior letter agreement governing the terms of his transition in connection with his retirement from the Company. Given that Mr. Geldmacher's retirement date has extended beyond what was originally contemplated, the Compensation and Human Capital Management Committee, as reflected in the letter agreement, approved an increase to his annual base salary to $1,103,310, effective April 1, 2026 and granted him, on February 18, 2026, a restricted stock unit that vests on the first anniversary of the grant date so long as he remains employed through the vesting date or, if his employment has ended six months following the date a new Chief Executive Officer commences employment as Chief Executive Officer pursuant to the original letter agreement, he remains in compliance with his noncompete and other restrictive covenant agreements as of the vesting date, subject to the other provisions of the award agreement.

*(b) Securities Trading Plans of Directors and Executive Officers.*

During the three months ended December 31, 2025, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**PART III.**

**Item 10. Directors, Executive Officers and Corporate Governance.**

The information required by this item will be included in the 2026 Proxy Statement under the headings "Proposal 1: Election of Directors," "Other Executive Officers," "Delinquent Section 16(a) Reports," "Our Governance Framework," and "Elements of Compensation." That information is incorporated herein by reference.

**Item 11. Executive Compensation.**

The information required by this item will be included in the 2026 Proxy Statement under the headings "Non-Employee Director Compensation" and "Compensation Discussion and Analysis" (excluding the information presented under the subheading "Pay Versus Performance"). That information is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

Information required by this item relating to security ownership of certain beneficial owners and management will be included in the 2026 Proxy Statement under the heading "Stock Ownership of Directors and Executive Officers." That information is incorporated herein by reference.

Information required by this item relating to equity compensation plans will be included in the 2026 Proxy Statement under the heading "Equity Compensation Plan Information." That information is incorporated herein by reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this item will be included in the 2026 Proxy Statement under the headings "Related Party Transactions" and "Director Independence." That information is incorporated herein by reference.

**Item 14. Principal Accountant Fees and Services.**

Information relating to fees paid to and services performed by Deloitte & Touche LLP and our Audit Committee's pre-approval policies and procedures with respect to non-audit services are contained in the 2026 Proxy Statement under the heading "Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm." That information is incorporated herein by reference.

**PART IV.**

**Item 15. Exhibits and Financial Statement Schedules.**

(a)(1)**Financial Statements**

The Consolidated Financial Statements and accompanying notes, together with the report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (PCAOB ID No. 34), appear in Part II Item 8. Financial Statements and Supplementary Data of this Form 10-K.

(a)(2)**Financial Statements Schedules**

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or accompanying notes thereto.

(a)(3)**Exhibits**

The Exhibits listed below on the Exhibit Index are filed or incorporated by reference as part of this Form 10-K.

# RESIDEO TECHNOLOGIES, INC.

## EXHIBIT INDEX

| Exhibit Number | Exhibit Description |
|---|---|
| 2.1 | Separation and Distribution Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635) |
| 2.2 | Transition Services Agreement, dated October 19, 2018, between Honeywell International Inc. and Ademco Inc., a subsidiary of Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.2 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635) |
| 2.3 | Tax Matters Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.3 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635) |
| 2.4 | Employee Matters Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.4 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635) |
| 2.5 | Patent Cross-License Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.5 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635) |
| 2.6 | Trademark License Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.6 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635) |
| 2.7 | First Amendment to Trademark License Agreement, dated as of April 21, 2020, between Resideo Technologies, Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.7 to Resideo's Form 8-K filed on April 23, 2020, File No. 001-38635) |
| 2.8 | Second Amendment to Trademark License Agreement, dated as of September 23, 2020, between Resideo Technologies, Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.11 to Resideo's Form 10-K filed on February 25, 2021, File No. 001-38635) |
| 2.9 | Third Amendment to Trademark License Agreement, dated as of May 12, 2021, between Resideo Technologies, Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.14 to Resideo's Form 10-K filed on February 21, 2023, File No. 001-38635) |
| 2.10 | Agreement and Plan of Merger, dated as of April 14, 2024, by and among Resideo Technologies, Inc., Pop Acquisition Inc., and Snap One Holdings Corp.* (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed on April 15, 2024, File No. 001-38635) |
| 3.1 | Amended and Restated Certificate of Incorporation of Resideo Technologies, Inc. (incorporated by reference to Exhibit 3.1 to Resideo's Form 8-K filed on October 29, 2018, File No. 001-38635) |
| 3.2 | Amended and Restated By-laws of Resideo Technologies, Inc. (incorporated by reference to Exhibit 3.2 to Resideo's Form 8-K filed on February 6, 2023, File No. 001-38635) |
| 3.3 | Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Participating Preferred Stock of Resideo Technologies, Inc. (incorporated by reference to Exhibit 4.2 to the Form S-8 filed with the Securities and Exchange Commission on June 14, 2024, File No. 333-280220) |

| 4.1 | Description of Securities of Registrant (incorporated by reference to Exhibit 4.1 to Resideo's Form 10-K filed on February 20, 2025, File No. 001-38635) |
|---|---|
| 4.2 | First Supplemental Indenture, dated April 1, 2022, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% 2029 Notes (incorporated by reference to Exhibit 4.1 to Resideo's Form 8-K filed on April 4, 2022, File No. 001-38635) |
| 4.3 | Second Supplemental Indenture, dated May 19, 2022, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% 2029 Notes (incorporated by reference to Exhibit 4.2 to Resideo's Form 10-Q filed on August 4, 2022, File No. 001-38635) |
| 4.4 | Third Supplemental Indenture, dated September 26, 2022, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% 2029 Notes (incorporated by reference to Exhibit 4.1 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635) |
| 4.5 | Fourth Supplemental Indenture, dated April 11, 2023, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% 2029 Notes (incorporated by reference to Exhibit 4.1 to Resideo's Form 10-Q filed May 3, 2023, File No. 001-38635) |
| 4.6 | Fifth Supplemental Indenture dated July 17, 2024 to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% 2029 Notes (incorporated by reference to Exhibit 4.2 to Resideo's Form 10-Q filed on August 9, 2024, File No. 001-38635) |
| 4.7 | Sixth Supplemental Indenture dated December 20, 2024, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% 2029 Notes (incorporated by reference to Exhibit 4.9 to Resideo's Form 10-K filed on February 20, 2025, File No. 001-38635) |
| 4.8 | Indenture, dated as of July 17, 2024, among Resideo Funding Inc., as issuer, Resideo Technologies, Inc., the other guarantors named therein, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Resideo's Form 8-K filed on July 17, 2024, File No. 001-38635) |
| 4.9 | First Supplemental Indenture, dated December 20, 2024, to the Senior Notes Indenture, dated July 17, 2024, relating to the Issuer's 6.500% 2032 Senior Notes (incorporated by reference to Exhibit 4.11 to Resideo's Form 10-K filed on February 20, 2025, File No. 001-38635) |
| 4.10 | Seventh Supplemental Indenture dated September 30, 2025, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% 2029 Notes (incorporated by reference to Exhibit 4.1 to Resideo's Form 10-Q filed on November 5, 2025, File No. 001-38635) |
| 4.11 | Second Supplemental Indenture, dated September 30, 2025, to the Senior Notes Indenture, dated July 17, 2024, relating to the Issuer's 6.500% 2032 Senior Notes (incorporated by reference to Exhibit 4.2 to Resideo's Form 10-Q filed on November 5, 2025, File No. 001-38635) |
| 10.01 | Form of Internal Hire Offer Letter ‡ (incorporated by reference to Exhibit 10.03 to Resideo's Form 10-K filed on August 23, 2018, File No. 001-38635) |
| 10.02 | Resideo Technologies Supplemental Savings Plan ‡ (incorporated by reference to Exhibit 10.05 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635) |
| 10.03 | Resideo Technologies, Inc. Severance Plan For Designated Officers as amended on July 31, 2025 ‡ (incorporated by reference to Exhibit 10.2 to Resideo's Form 10-Q filed on August 5, 2025, File No. 001-38635) |
| 10.04 | Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates (incorporated by reference to Exhibit 10.1 to the Form S-8 filed with the Securities and Exchange Commission on June 14, 2024, File No. 333-280220) |

| | |
|---|---|
| 10.05 | 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. ‡ (incorporated by reference to Exhibit 4.4 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687) |
| 10.06 | 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. Form of Stock Option Award Agreement. ‡ (incorporated by reference to Exhibit 4.10 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687) |
| 10.07 | 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. Form of Restricted Stock Unit Agreement. ‡ (incorporated by reference to Exhibit 4.11 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687) |
| 10.08 | Resideo Technologies UK Sharebuilder Plan. ‡ (incorporated by reference to Exhibit 4.12 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687) |
| 10.09 | Supplemental Deed to Resideo Technologies UK Sharebuilder Plan ‡ (filed herewith) |
| 10.10 | Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Stock Option Award Agreement. ‡ (incorporated by reference to Exhibit 10.20 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635) |
| 10.11 | Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Restricted Stock Unit Agreement amended as of July 28, 2022. ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635) |
| 10.12 | Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Performance Stock Unit Agreement amended as of July 28, 2022. ‡ (incorporated by reference to Exhibit 10.2 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635) |
| 10.13 | Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Omnibus Amendment to Performance Stock Unit Agreements (for outstanding PSU awards). ‡ (incorporated by reference to Exhibit 10.3 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635) |
| 10.14 | Resideo Supplemental Pension Plan ‡ (incorporated by reference to Exhibit 10.24 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635) |
| 10.15 | Resideo Technologies, Inc. Bonus Plan, amended as of April 28, 2022. ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 10-Q filed on August 4, 2022, File No. 001-38635) |
| 10.16 | Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Stock Option Award Agreement (adopted 2020). ‡ (incorporated by reference to Exhibit 10.5 to Resideo's Form 10-Q filed on May 7, 2020, File No. 001-38635) |
| 10.17 | Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Restricted Stock Unit Agreement (adopted 2020). ‡ (incorporated by reference to Exhibit 10.6 to Resideo's Form 10-Q filed on May 7, 2020, File No. 001-38635) |
| 10.18 | Employment Agreement Letter with Jay Geldmacher dated May 18, 2020. ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed on May 19, 2020, File No. 001-38635) |
| 10.19 | Amendment to Employment Agreement Letter with Jay Geldmacher dated July 1, 2021. ‡ (incorporated nu reference to Exhibit 10.1 to Resideo's Form 10-Q filed August 5, 2021, File No. 001-38635) |
| 10.20 | Restricted Stock Unit Agreement with Robert B. Aarnes dated February 15, 2024 ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 10-Q filed on May 2, 2024 (File No. 001-38635) |

| 10.21 | Employment Agreement Letter with Michael Carlet ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 10-Q filed on November 7, 2024 (File No. 001-38635) |
|---|---|
| 10.22 | Letter Agreement with Terms and Conditions of Employment with Jay Geldmacher, dated November 6, 2024 ‡ (incorporated by reference to Exhibit 10.25 to Resideo's Form 10-K filed on February 20, 2025, File No. 001-38635) |
| 10.23 | Amendment to Letter Agreement with Terms and Conditions of Employment with Jay Geldmacher, dated January 6, 2026 ‡ (filed herewith) |
| 10.24 | Second Amendment to Letter Agreement with Terms and Conditions of Employment with Jay Geldmacher, dated February 20, 2026 ‡ (filed herewith) |
| 10.25 | Amendment to Stock Option Agreement with Jay Geldmacher dated July 31, 2025 ‡ (incorporated by reference to Exhibit 10.3 to Resideo's Form 10-Q filed on August 5, 2025, File No. 001-38635) |
| 10.26 | Amendment and Restatement Agreement, dated as of February 12, 2021, by and among the Resideo Technologies, Inc., Resideo Holding Inc., Resideo Intermediate Holding Inc., Resideo Funding Inc., certain other subsidiaries of Resideo Technologies, Inc., the lenders and issuing banks party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed February 17, 2021, File No. 001-38635) |
| 10.27 | First Amendment dated as of March 28, 2022 to Amended and Restated Credit Agreement, dated as of February 12, 2021, among Resideo Funding Inc., Resideo Technologies Inc., Resideo Holding Inc., Resideo Intermediate Holding Inc., the other subsidiaries of Resideo Technologies, Inc., party thereto JPMorgan Chase Bank N.A., as administrative agent, and the lending institutions party thereto (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed March 28, 2022, File No. 001-38635) |
| 10.28 | Second Amendment dated as of June 30, 2023 to Amended and Restated Credit Agreement dated as of February 12, 2021, among Resideo Funding Inc., Resideo Technologies Inc., Resideo Holding Inc., Resideo Intermediate Holding Inc., the other subsidiaries of Resideo Technologies, Inc., party thereto JPMorgan Chase Bank N.A., as administrative agent, and the lending institutions party thereto (incorporated by reference to Exhibit 10.2 to Resideo's Form 10-Q filed August 4, 2023, File No. 001-38635) |
| 10.29 | Third Amendment to Amended and Restated Credit Agreement, dated as of May 24, 2024, among Resideo Technologies, Inc., a Delaware corporation, Resideo Holding Inc., a Delaware Corporation, Resideo Intermediate Holding Inc., a Delaware corporation, Resideo Funding Inc., a Delaware corporation, the financial institutions party thereto as Lenders and Issuing Banks and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed on May 28, 2024, File No. 001-38635) |
| 10.30 | Fourth Amendment to Amended and Restated Credit Agreement, dated as of June 14, 2024, among Resideo Technologies, Inc., a Delaware corporation, Resideo Holding Inc., a Delaware Corporation, Resideo Intermediate Holding Inc., a Delaware corporation, Resideo Funding Inc., a Delaware corporation, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.3 to Resideo's Form 8-K filed on June 18, 2024, File No. 001-38635) |
| 10.31 | Fifth Amendment to Amended and Restated Credit Agreement, dated as of December 16, 2024, among Resideo Technologies, Inc., a Delaware corporation, Resideo Holding Inc., a Delaware Corporation, Resideo Intermediate Holding Inc., a Delaware corporation, Resideo Funding Inc., a Delaware corporation, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed on December 18, 2024, File No. 001-38635) |

**RESIDEO TECHNOLOGIES, INC.**

10.32    Sixth Amendment to Amended and Restated Credit Agreement, dated as of August 13, 2025, among Resideo Technologies, Inc., a Delaware corporation, Resideo Holding Inc., a Delaware corporation, Resideo Intermediate Holding Inc., a Delaware corporation, Resideo Funding Inc., a Delaware corporation, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Resideo's Current Report on Form 8-K filed on August 14, 2025, File No. 001-38635)

10.33    Investment Agreement, dated as of April 14, 2024, by and among Resideo Technologies, Inc., CD&R Channel Holdings, L.P. and Clayton, Dubilier & Rice Fund XII, L.P. (solely for purposes of Section 4.10 thereof) (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed on April 15, 2024, File No. 001-38635)

10.34    Amendment No. 1 to Investment Agreement, dated as of June 14, 2024, by and among Resideo Technologies, Inc., CD&R Channel Holdings, L.P. and Clayton, Dubilier & Rice Fund XII, L.P. (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed on June 18, 2024, File No. 001-38635)

10.35    Registration Rights Agreement, dated as of June 14, 2024, by and between Resideo Technologies, Inc. and CD&R Channel Holdings, L.P. (incorporated by reference to Exhibit 10.2 to Resideo's Form 8-K filed on June 18, 2024, File No. 001-38635)

10.36    Termination Agreement, dated as of July 30, 2025, by and among Honeywell International Inc., Resideo Technologies, Inc., Resideo Intermediate Holding Inc. and the guarantors party thereto and identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 30, 2025, File No. 001-38635)

19.1    Resideo Insider Trading Policy (filed herewith)

21.1    List of subsidiaries of the registrant (filed herewith)

23.1    Consent of Deloitte & Touche LLP, independent registered public accounting firm (filed herewith)

24.1    Powers of Attorney ‡ (filed herewith)

31.1    Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

31.2    Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

32.1    Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

32.2    Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

97    Policy Concerning Recoupment of Incentive Based Compensation from Officers (incorporated by reference to Exhibit 97 to Resideo's Form 10-K filed on February 14, 2024, File No. 001-38635)

101.INS    Inline XBRL Instance Document (filed herewith)

101.SCH    Inline XBRL Taxonomy Extension Schema (filed herewith)

101.CAL    Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF    Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB    Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE    Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

104        Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

\*    Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules and similar attachments upon request by the U.S. Securities and Exchange Commission.

‡    Indicates management contracts or compensatory plans or arrangements.

**Item 16. Form 10-K Summary.**

None.

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Resideo Technologies, Inc.

Date: February 24, 2026      By:    /s/ Michael Carlet

                        Michael Carlet

                        Executive Vice President and Chief Financial Officer

                        (on behalf of the Registrant and as the Registrant's Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

| Name | Title | Date |
|---|---|---|
| /s/ Jay Geldmacher<br>Jay Geldmacher | President, Chief Executive Officer and Director<br>(Principal Executive Officer) | February 24, 2026 |
| /s/ Jeffrey Kutz<br>Jeffrey Kutz | Senior Vice President and Chief Accounting Officer<br>(Principal Accounting Officer) | February 24, 2026 |
| *<br>Andrew C. Teich | Chairman of the Board | February 24, 2026 |
| *<br>Paul F. Deninger | Director | February 24, 2026 |
| *<br>Cynthia Hostetler | Director | February 24, 2026 |
| *<br>Brian G. Kushner | Director | February 24, 2026 |
| *<br>Jack R. Lazar | Director | February 24, 2026 |
| *<br>Nina L. Richardson | Director | February 24, 2026 |
| *<br>Nathan K. Sleeper | Director | February 24, 2026 |
| *<br>John Stroup | Director | February 24, 2026 |
| *<br>Sharon Wienbar | Director | February 24, 2026 |
| *<br>Kareem Yusuf | Director | February 24, 2026 |

*By:        /s/ Jeannine J. Lane

               (Jeannine J. Lane, Attorney-in-Fact)

February 24, 2026

April 22, 2026

# Dear Resideo Shareholders:

We would like to invite you to attend the 2026 Annual Meeting of Shareholders of Resideo Technologies, Inc. (“Resideo” or the “Company”), which will be held via a live virtual meeting on Wednesday, June 3, 2026 at 1:00 p.m. Eastern Daylight Time.

The meeting will be held virtually via a live webcast and can be accessed by following the instructions provided in this Proxy Statement. This Proxy Statement, which includes a notice of the 2026 Annual Meeting, includes the agenda and procedures for the meeting, including how shareholders can participate. It also describes how our Board of Directors operates and gives information about director candidates and general compensation, corporate governance, and other matters.

2025 was a defining year for Resideo, one of strategic transformation that is intended to sharpen focus, reduce complexity, and unlock significant value for our shareholders.

- In August 2025, we terminated the Indemnification and Reimbursement Agreement (“Indemnification Agreement”) with Honeywell, resulting in the elimination of Resideo’s obligation to make annual payments to Honeywell of up to $140 million through 2043 for certain Honeywell environmental liabilities covered by the Indemnification Agreement.
- On July 30, 2025, Resideo announced its intention to separate our ADI Global Distribution (“ADI”) segment through a tax-free spin-off to Resideo shareholders (the “ADI Spin-Off”). The ADI Spin-Off is expected to result in two public companies which we believe are leading players in their distinct areas:
  - Products & Solutions, which will be Resideo after the ADI Spin-Off, as a leading building products manufacturer focused on residential controls and sensing solutions that maximize comfort, help ensure safety and security, and deliver cost savings and value.
  - ADI, which will be a separate public company after the ADI Spin-Off, as a leading global specialty distributor of professionally installed low-voltage products, including security and audio-visual solutions.
  - The ADI Spin-Off is expected to be completed in the second half of 2026, subject to customary conditions.

Some additional financial and operational highlights in 2025 include:

- Resideo continued to execute well against our strategic initiatives. We delivered record net revenue, Adjusted EBITDA, and Adjusted EPS, and exceeded the high end of the range for all the metrics we provided in our annual financial outlook, in spite of a dynamic and uncertain global macroeconomic environment.
- Net revenue of $7.5 billion, increasing 11% year-over-year, supported in part by organic growth from both the ADI and Products and Solutions business segments.
- Our commitment to new product introduction remained evident in 2025, with ten major new product introductions by Products and Solutions, including the First Alert® SC5 connected smoke and carbon monoxide detector and the Honeywell Home® ElitePRO thermostat. We believe customer reception for these new products has been very positive and is building demand momentum for another year of exciting new product introductions in 2026.
- Gross margin of 29.4%, a 130-basis-point increase from 2024. The gross margin expansion was led by a 110-basis-point increase in Products and Solutions gross margin ($11^{th}$ consecutive quarters of year-over-year gross margin expansion) and a 200-basis-point increase in ADI gross margin ($7^{th}$ consecutive quarters of year-over-year gross margin expansion).
- Cash used in operations was $1,137 million. Adjusted cash provided by operations was $453 million, a 2% increase from 2024. This amount is adjusted to add back the one-time $1,590 million payment to Honeywell in August 2025 to terminate the Indemnification Agreement.

We remain committed to delivering profitable growth and durable free cash flow generation to drive long-term, sustainable shareholder value.



Resideo continued in its strong commitment to its employees in 2025 and was recognized on three of Forbes' 2026 corporate performance lists, reflecting the strength of our brand, the trust of our customers, and the commitment to our employees. We are proud to share that Resideo was named one of America's Most Trusted Companies, one of America's Best Companies, and one of America's Best-in-State Companies for Arizona.

We greatly value and actively work to address the input we receive from our investors on our business and strategy. Shareholder engagement remains a priority for Resideo, and we are in frequent communication with our largest investors on key matters, including our strategic vision, executive compensation, and other initiatives.

We look forward to your participation at the annual meeting. In addition, we encourage and welcome shareholder feedback on any topic related to Resideo. Communications can be addressed to directors in care of the General Counsel and Corporate Secretary, Jeannine Lane, at 16100 N. 71st Street, Suite 550, Scottsdale, Arizona 85254 or by email to investorrelations@resideo.com.

Every vote is important. Whether or not you plan to attend the virtual annual meeting, we urge you to authorize your proxy as soon as possible so that your shares may be represented at the meeting.

Sincerely,

*Jay Geldmacher*

Jay Geldmacher
President and Chief Executive Officer

Sincerely,

*Andrew C. Teich*

Andrew Teich
Chairman of the Board

# Notice of 2026 Annual Meeting of Shareholders



| DATE |
| :---: |
| Wednesday, June 3, 2026 |



| TIME |
| :---: |
| 1:00 p.m. Eastern Daylight Time |



| PLACE |
| :---: |
| Via the internet at www.virtualshareholdermeeting.com/ REZI2026 |

Our 2026 annual meeting will be a live virtual meeting. There will be no physical location for the annual meeting. You will be able to participate in the annual meeting, vote your shares electronically and submit your questions during the live virtual meeting by visiting www.virtualshareholdermeeting.com/REZI2026 and entering the 16-digit control number provided in your proxy materials. You may also submit questions in advance of the meeting by visiting www.proxyvote.com. For more information on accessing the virtual annual meeting, see Question 5 in the section entitled "Questions and Answers About the Annual Meeting and Voting" on page 79.

## Agenda:

- ✔ Election of Directors
- ✔ Advisory vote to approve executive compensation
- ✔ Ratification of the appointment of independent registered public accounting firm
- ✔ Act on a shareholder proposal described in this Proxy Statement, if properly presented
- ✔ Transact such other business as may properly come before the meeting

How to Vote: Your vote is important to us. Unless you vote live at the virtual annual meeting, the deadline for receiving your vote is 11:59 p.m. Eastern Daylight Time, on June 2, 2026.



| VIA INTERNET |
| :---: |
| www.proxyvote.com to vote your shares via the internet. You will need the 16-digit control number provided in your proxy materials when you access the web page. |



| BY PHONE |
| :---: |
| If your shares are held in the name of a bank, brokerage firm or similar organization, follow the telephone voting instructions, if any, provided on your voting instruction card. If your shares are registered in your name, call 1-800-690-6903. You will need the 16-digit control number provided in your proxy materials when you call. |



| BY MAIL |
| :---: |
| Complete and sign the proxy card or voting instruction form and return it in the enclosed postage pre-paid envelope. |



| VIA VIRTUAL MEETING |
| :---: |
| You may vote your shares live at the virtual annual meeting by visiting www.virtualshareholdermeeting.com/ REZI2026. You will need to enter the 16-digit control number provided in your proxy materials to vote your shares at the virtual annual meeting. |

This Notice of 2026 Annual Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on April 22, 2026.

On behalf of Resideo's Board of Directors,

**JEANNINE LANE**
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND CORPORATE SECRETARY

**Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting of Shareholders to be held on Wednesday, June 3, 2026: our Proxy Statement and 2025 Annual Report are available free of charge on our Investor Relations website at investor.resideo.com.**



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# Table of Contents





# Proxy Statement Summary

*Below are highlights of certain information in this Proxy Statement. As it is only a summary, it may not contain all of the information that is important to you. For more complete information, please refer to the complete Proxy Statement and Resideo's 2025 Annual Report before you vote. References to "Resideo," the "Company," "we," "us" or "our" refer to Resideo Technologies, Inc.*

## 2026 Annual Meeting of Shareholders

| | |
|---|---|
| **Date and Time:** | June 3, 2026, 1:00 p.m. EDT |
| **Place:** | Via the internet at www.virtualshareholdermeeting.com/REZI2026 |
| **Record Date:** | April 7, 2026 |
| **Voting:** | Shareholders as of the record date are entitled to vote |
| **Admission:** | To enter Resideo's virtual annual meeting via www.virtualshareholdermeeting.com/REZI2026, you will need the 16-digit control number provided in your proxy materials |

## How to Cast Your Vote

Your vote is important! Please cast your vote and play a part in the future of Resideo.

Shareholders of record on the Record Date can vote through any of the following ways:

|  |  |  |  |
|---|---|---|---|
| **INTERNET** | **PHONE** | **MAIL** | **VIRTUAL MEETING** |
| Visit www.proxyvote.com | Call 1-800-690-6903 toll-free from the U.S. or Canada | Return the signed proxy card | Vote your shares live at the virtual annual meeting |

The deadline for voting via the internet or by telephone is 11:59 p.m. EDT on June 2, 2026. If you vote by mail, your proxy card must be received before the virtual annual meeting.

Beneficial owners who own shares through a bank, brokerage firm or similar organization can vote by returning the voting instruction form, or by following the instructions for voting via the internet or by telephone, as provided by the bank, brokerage firm or similar organization. If you own shares in different accounts or in more than one name, you may receive different voting instructions for each type of ownership. Please vote all of your shares.

If you are a shareholder of record or a beneficial owner, you may choose to vote at the virtual annual meeting. **Even if you plan to attend our virtual annual meeting, please cast your vote as soon as possible.** For more information on voting your shares, please see ''Questions and Answers About the Annual Meeting and Voting'' beginning on page 79.

## About Resideo

Resideo is a global manufacturer, developer, and distributor of technology-driven sensing and controls products and solutions that help homeowners and businesses stay connected and in control of their comfort, security, energy use, and smart living. We are a leading player in key product markets including home heating, ventilation and air conditioning controls; smoke and carbon monoxide detection, home safety and fire suppression; and security. Our global footprint serves residential and commercial end-markets. Our solutions and services can be found in over 150 million residential and commercial spaces globally, with tens of millions of new devices sold annually. We manage our business operations through two business segments, Products and Solutions (''P&S'') and ADI Global Distribution (''ADI'').

On July 30, 2025, we announced our intention to separate our ADI segment through a tax-free spin-off to our shareholders (the ''ADI Spin-Off''). Following the completion of the announced future ADI Spin-Off, it is anticipated that P&S will continue to operate as Resideo and ADI will become an independent public company. In light of the proposed ADI Spin-Off, Jay Geldmacher's previously announced retirement from his position as President and Chief Executive Officer is now expected to become effective upon completion of the ADI Spin-Off (the ''CEO Retirement''), after which time, he will serve in an advisory capacity for six months. Following the ADI Spin-Off, Tom Surran, President of P&S, and Rob Aarnes, President of ADI, are expected to continue leading Resideo and ADI, respectively. We expect that most of our current directors will continue to serve on the board of directors of one of these companies. Additional corporate governance details for Resideo and ADI will be disclosed in the coming months, and all appointments are subject to Board approval.

## Voting Matters and Board Recommendations

|  | VOTING MATTERS | BOARD RECOMMENDATIONS | PAGE REFERENCE (FOR MORE DETAIL) |
|---|---|---|---|
| **Proposal 1.** | Election of Directors | FOR Each Nominee | 6 |
| **Proposal 2.** | Advisory Vote to Approve Executive Compensation | FOR | 43 |
| **Proposal 3.** | Ratification of the Appointment of Independent Registered Public Accounting Firm | FOR | 73 |
| **Proposal 4.** | Shareholder Proposal Regarding Shareholder Right to Act by Written Consent | AGAINST | 76 |

resideo

# Director Dashboard



**Director Independence**

- Independent
- Not Independent

91% — 10, 1



**Board Diversity (Gender, Race/Ethnicity)**

- Women
- Black/African American
- White Male

36% — 3, 1, 7



**Tenure**

- 2 years
- 5 years
- 6 years
- 7 years
- 8 years (Spin-Off)

Avg. 6.2 — 2, 1, 2, 1, 5



**Age**

- 50's
- 60's
- 70's

Avg. 63 — 3, 7, 1

# Our Board of Directors

| Name | Age | Independent | Board Committee Memberships | Other Public Company Board Service |
|------|-----|-------------|------------------------------|-------------------------------------|
| Andrew Teich (Chairman) | 65 | Yes | Innovation and Technology<br>Nominating and Governance | Sensata Technologies Holding PLC |
| Jay Geldmacher (President & CEO) | 70 | No | None | Seagate Technology Holdings plc |
| Paul Deninger | 67 | Yes | Audit<br>Finance (Chair)<br>Nominating and Governance | EverQuote, Inc. |
| Cynthia Hostetler | 63 | Yes | Finance<br>Nominating and Governance (Chair) | TriLinc Global Impact Fund, LLC<br>Invesco Funds<br>Vulcan Materials Company |
| Brian Kushner | 67 | Yes | Audit<br>Finance | |
| Jack Lazar | 60 | Yes | Audit (Chair)<br>Innovation and Technology | Astera Labs, Inc.<br>Box, Inc.<br>GLOBALFOUNDRIES Inc. |
| Nina Richardson | 67 | Yes | Compensation and Human Capital Management<br>Nominating and Governance | Cohu, Inc.<br>Silicon Laboratories, Inc. |
| Nathan Sleeper | 52 | Yes | Finance | Columbus McKinnon Corporation |
| John Stroup | 59 | Yes | Compensation and Human Capital Management | Crane NXT, Co. |
| Sharon Wienbar | 64 | Yes | Compensation and Human Capital Management (Chair)<br>Innovation and Technology | Enovis Corporation<br>Ingram Micro Holding Corp. |
| Kareem Yusuf | 54 | Yes | Compensation and Human Capital Management<br>Innovation and Technology (Chair) | |

# Corporate Governance Highlights

We are committed to strong corporate governance practices and policies, as described below, that support effective Board leadership and prudent management practices.

- ✔ Annual election of all directors
- ✔ Majority voting for directors in uncontested elections
- ✔ Independent Chairman of the Board
- ✔ Robust risk oversight by full Board and Committees
- ✔ Annual review of Committee charters and Corporate Governance Guidelines



- ✔ All Board committees consist solely of independent directors
- ✔ Finance Committee that reviews and oversees Resideo's capital structure and opportunities for maximizing shareholder value
- ✔ Innovation and Technology Committee that oversees Resideo's overall strategic direction and investment in technology initiatives
- ✔ Rigorous risk oversight of cybersecurity programs by the Audit Committee
- ✔ Annual Board and Committee evaluations
- ✔ Annual advisory vote to approve executive compensation
- ✔ Meaningful stock ownership guidelines for directors and executives
- ✔ Adoption of proxy access
- ✔ Limits on memberships on other boards
- ✔ Commitment to recruiting qualified director candidates who bring diverse skills, viewpoints and experience to the board
- ✔ Commitment to health, safety and environmental sustainability
- ✔ Oversight of human capital management by the Compensation and Human Capital Management Committee
- ✔ Oversight of our code of business conduct and our role as a responsible corporate citizen, including our corporate responsibility programs, by the Nominating and Governance Committee
- ✔ Policies prohibiting short sales, hedging, margin accounts and pledging
- ✔ Shareholders holding at least 25% of the outstanding stock of the Company have the right to call a special meeting
- ✔ Formal shareholder engagement program and pursue ongoing dialogue with our shareholders

# Executive Compensation Preview

The Compensation Discussion and Analysis section of this Proxy Statement provides a focused discussion of our executive compensation philosophy and the pay programs applicable to our named executive officers. Our compensation program design directly links compensation to the performance of our business and rewards fiscal year results through our annual incentive plan and long-term performance with equity awards.

## Our Named Executive Officers

Our leadership team during fiscal 2025 included the following Named Executive Officers ("NEOs"):

| NAME | POSITION |
| --- | --- |
| Jay Geldmacher | President and Chief Executive Officer |
| Michael Carlet | Executive Vice President, Chief Financial Officer |
| Robert Aarnes | President, ADI Global Distribution |
| Tom Surran | President, Products & Solutions |
| Jeannine Lane | Executive Vice President, General Counsel & Corporate Secretary |

resideo

## Forward-Looking Statements

This Proxy Statement and the cover letter contain "forward-looking statements" regarding expectations about future business and financial results, which speak only as of the date of this Proxy Statement. Although we believe that the forward-looking statements contained in this Proxy Statement are based upon reasonable assumptions, such statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, those described under the headings "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 31, 2025. You are cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Except as required by law, we undertake no obligation to update such statements to reflect events or circumstances arising after the date of this presentation, and we caution investors not to place undue reliance on any such forward-looking statements.

The information on our website and the materials available through it are not incorporated by reference into this Proxy Statement.



# Proposal 1: Election of Directors

Our Board currently consists of eleven directors, and the Board has set the size of the Board as of this year's Annual Meeting at eleven. All directors stand for election each year for annual terms. Our Board has nominated the director nominees for re-election to the Board. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee should become unavailable to serve prior to the Annual Meeting, the shares represented by proxy will be voted for the election of such other person as may be designated by the Board. The Board may also determine to leave the vacancy temporarily unfilled or reduce the authorized number of directors in accordance with the By-Laws. Resideo's By-Laws provide that in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board.

## Majority Voting for Directors

Resideo's By-Laws provide a majority voting standard for election of directors in uncontested elections. Each director will be elected by the affirmative vote of a majority of the votes cast, meaning that the number of votes cast "FOR" a director nominee exceeds 50% of the number of votes cast with respect to that director's election.

No incumbent director nominee shall qualify for service as a director unless he or she agrees to submit upon re-nomination to the Board an irrevocable resignation effective upon such director nominee's failure to receive a majority of the votes cast in an uncontested election. The Nominating and Governance Committee (excluding the nominee, if applicable) will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board, excluding the nominee, will act on the resignation and publicly disclose its decision in accordance with the By-Laws.

An election of directors is considered to be contested if there are more nominees for election than positions on the Board to be filled by election at the meeting of shareholders. In a contested election, the required vote would be a plurality of votes cast.

## Director Nominees

The Board has affirmatively determined that each of the nominees qualifies for election under the Company's criteria for evaluation of directors. See "Nominating Board Candidates – Procedures and Qualifications" on page 28 for more information on qualifications for director nominees. The Nominating and Governance Committee is responsible for nominating a slate of director nominees who collectively have the complementary experience, qualifications, skills and attributes to guide the Company and function effectively as a Board. The Nominating and Governance Committee believes that each of the nominees has key personal attributes that are important to an effective board, including integrity, relevant industry or professional experience, contribution to the composition, diversity of skills, viewpoints and experiences, and culture of the Board, the ability and willingness to constructively challenge management and the ability and commitment to devote sufficient time to Board duties. Set forth below is biographical information provided by the director nominees and their specific experience, qualifications and skills that have led the Board and the Nominating and Governance Committee to conclude that they should continue to serve as directors of Resideo. In addition, the Board has determined that each non-employee director nominee qualifies as an independent director under NYSE corporate governance listing standards and the Company's director independence standards as further described under "Director Independence" on page 23.

resideo

# Director Qualifications and Skills

Our directors have a broad range of experience that spans different industries and encompasses the relevant business and technology sectors. Directors bring a variety of qualifications, skills and viewpoints to our Board that both strengthen their ability to carry out their oversight responsibilities on behalf of our shareholders and bring richness to Board deliberations. As described above and in the director biographies, we believe our directors have key experiences, qualifications and skills that are relevant and important in light of our business, structure and growth strategy and include the following:

| DIRECTOR QUALIFICATIONS AND SKILLS CRITERIA |
| --- |
| **Senior Leadership Experience** |
| Experience serving as CEO or a senior executive that provides a practical understanding of how complex organizations function and the ability to support our commercial strategy, growth and performance |
| **Consumer Products** |
| Experience with the retail consumer industry, e-commerce, customer service and consumer dynamics that aligns with our business strategies and opportunities |
| **Manufacturing and Supply Chain** |
| Experience with the operations of manufacturing facilities and supply chains that provides critical perspectives in understanding and evaluating operational planning, management and risk mitigation of our business |
| **Technology** |
| Experience developing and adopting new technologies as well as leading innovation initiatives that supports the execution of our vision in the comfort, energy management, safety and security solutions markets |
| **Global Relations** |
| International business strategy, operations and substantive expertise in international matters relevant to our global business |
| **Finance** |
| Experience with finance and financial reporting processes, including monitoring and assessing a company's operating performance to ensure accurate financial reporting and robust controls |
| **Public Company Board Service** |
| Service on the boards and board committees of public companies that provides an understanding of corporate governance practices and risk management oversight as well as insights into board management and relations between the board, the CEO and senior management that will support our commitment to maintain a strong governance framework as an independent public company |
| **Marketing** |
| Expertise in brand development, marketing and sales in local markets on a global scale relevant to our global business |
| **Operations** |
| Experience managing the operations of a business and possessing a deep understanding of the end-markets we serve |
| **Strategy** |
| Practical understanding of the development and implementation of strategic priorities and the risks and opportunities that can impact the Company's operations and strategies which will serve to drive our long-term growth |
| **Mergers & Acquisitions** |
| Experience in business development and mergers and acquisitions to support our initiatives to identify and execute on acquisitions and investments |



The table below is a summary of the range of qualifications and skills that each director brings to the Board. The table does not include all of the qualifications that each director offers, and the fact that a particular experience, skill, or qualification is not checked for a specific director does not mean that the director does not possess it.

| NAME | SENIOR LEADERSHIP EXPERIENCE | CONSUMER PRODUCTS | MANUFACTURING | TECHNOLOGY | GLOBAL RELATIONS | FINANCE | PUBLIC COMPANY BOARD SERVICE | MARKETING | OPERATIONS | STRATEGY | MERGERS & ACQUISITIONS |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Andrew Teich** (Chairman) | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Jay Geldmacher** (President & CEO) | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Paul Deninger** | ✔ | | | ✔ | ✔ | ✔ | ✔ | ✔ | | ✔ | ✔ |
| **Cynthia Hostetler** | ✔ | | | | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Brian Kushner** | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | | ✔ | ✔ | ✔ |
| **Jack Lazar** | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | | ✔ | ✔ | ✔ |
| **Nina Richardson** | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | | ✔ | ✔ | |
| **Nathan Sleeper** | ✔ | | | | | ✔ | ✔ | | | ✔ | ✔ |
| **John Stroup** | ✔ | | ✔ | ✔ | | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Sharon Wienbar** | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Kareem Yusuf** | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |

resideo

# Director Biographies

**The Board of Directors unanimously recommends a vote "FOR" each of the following director nominees.**

# Nominees for Election

**Included in each biography are the key qualifications that led to the conclusion that such directors should serve on our Board.**



## Andrew Teich, 65

**Chairman of the Board**

**Director since 2018**

**Committee Memberships:**

- Innovation and Technology
- Nominating and Governance

**Other Public Company Directorships:**

- Sensata Technologies Holding PLC

Former:

- Juniper II Corp. (2021-2023)
- FLIR Systems, Inc. (2013-2017)

Mr. Teich has over 40 years of experience with product and technology innovation and executive management. He brings to the Board recognized expertise in the technology industry, with a focus on imaging, sensing, artificial intelligence, energy conservation, automation and MEMS technologies, and extensive corporate governance experience at both the executive and board levels.

**Key Experience and Qualifications**

- **Board leadership experience**
  - Served as the Lead Independent Director of the Board
  - Serves as the chairman of the board of Sensata Technologies
- **Proven ability to grow businesses**
  - While at FLIR Systems, grew the market capitalization from approximately $60 million to more than $6 billion
- **M&A experience**
  - Successfully acquired and integrated more than 25 domestic and international businesses

**Business Experience**

- Private technology consultant (2017 to present)
- Chief Executive Officer and President, FLIR Systems, Inc., a multinational company focused on the development of innovative imaging and sensing technologies for military, industrial and commercial applications (2013 to 2017)
- Various executive management roles, including President, Imaging Division and President, Commercial Vision Systems and Thermography Division, FLIR Systems, which he joined after FLIR Systems acquired Inframetrics (1999 to 2013)

**Certain Other Professional Experience and Community Involvement**

- Listed as an author on more than 50 U.S. and international patents
- Known in the industry as one of the principal innovators of commercial and military thermal imaging and, while at FLIR Systems, successfully expanded into visible, radar, sonar, near infrared, and CBRNE (Chemical, Biological, Radiological, Nuclear, and Explosive) technologies/markets

**Education**

- B.S. degree in marketing from Arizona State University
- Alumnus of the Harvard Business School Advanced Management Program





**Jay Geldmacher, 70**

**President, Chief Executive Officer and Director**

**Director since 2020**

**Committee Memberships:**
• None

**Other Public Company Directorships:**
• Seagate Technology Holdings plc

Former:
• Verra Mobility Corporation (2018-2020)
• Owens-Illinois, Inc. (2008-2015)

Mr. Geldmacher has more than 30 years of experience in technology and manufacturing industries. In his various leadership roles, he has used his background in operations to strategically allocate capital to gain market share and grow profits in competitive technology markets. Mr. Geldmacher brings to the Board expertise in the fields of operations, technology and international growth and public company board experience.

**Key Experience and Qualifications**

• **Executive leadership experience**
  • Serves as the President and CEO of the Company, since May 2020, where he leads an organization that provides critical comfort, residential thermal solutions, and security solutions and global wholesale distribution of low-voltage life safety, security, fire, audio visual, networking, and smart home solutions for commercial and residential markets
  • Has served in president and chief executive officer roles at several companies, developing a breadth of executive leadership experience
• **Experience in the technology industry**
  • Held executive leadership positions with various technology companies since 1998

**Business Experience**
• President and CEO, Resideo (2020 to present)
• President and CEO, Electro Rent, a leader in testing and technology solutions (2019 to 2020)
• President and CEO, Artesyn Embedded Technologies, a spin-off of Emerson Network Power's Embedded Computing & Power business (2013 to 2019)
• Executive Vice President, Emerson Electric Company and President, Emerson Network Power's Embedded Computing & Power Group, a company that designed, manufactured, and distributed embedded computing and power products, systems and solutions (2007 to 2013)
• President, Astec Power Solutions, an Emerson subsidiary (1998 to 2006)

**Certain Other Professional Experience and Community Involvement**
• Has served on the board of directors of Seagate Technologies since 2012
• Served on the boards of directors of Verra Mobility and Owens-Illinois
• Served on the advisory boards of Vertiv Holdings and the Eller Business School at the University of Arizona Business School

**Education**
• B.S. degree in marketing from the University of Arizona
• Executive M.B.A. degree from the University of Chicago





**Paul Deninger, 67**

**Independent Director**

**Director since 2018**

**Committee Memberships:**
- Audit
- Finance (Chair)
- Nominating and Governance

**Other Public Company Directorships:**
- EverQuote, Inc.

Former:
- Epiphany Technology Acquisition Corp. (2020-2023)
- Iron Mountain Inc. (2010-2021)

Mr. Deninger has more than 35 years of experience in the technology industry. As an advisor to CEOs and a former investment banker, he has guided hundreds of companies to effectively allocate capital and other resources and to strategically create shareholder value through the use of technology and has participated in over 150 technology M&A and financing transactions. Mr. Deninger brings to the Board extensive experience on both public and private company boards, capital markets experience and a deep understanding of sustainable manufacturing.

**Key Experience and Qualifications**

- **Experience working with companies engaged in sustainable residential energy practices**
    - Works with companies to apply new material science to, among other things, sustainable manufacturing and other positive environmental impact products and processes
    - Managed cleantech banking practice at Jefferies
    - Serves as a director of a private geothermal infrastructure company focused on helping build zero energy capable homes

**Business Experience**

- Operating Partner, Material Impact, an early-stage venture firm that makes deep-tech investments in material science to support more sustainable manufacturing processes and products (2021 to present)
- Senior Managing Director, Davis Partners Group, an advisory firm (2020 to 2022)
- Senior Advisor, Evercore Inc., an investment banking firm (2015 to 2020)
- Senior Managing Director, Evercore (2011 to 2015)
- Vice chairman of Jefferies Group LLC, a global investment bank and institutional securities firm (2003 to 2010)
- Chairman and CEO, Broadview International LLC, a mergers and acquisitions advisory firm focused on the technology industry that was sold to Jefferies in 2003 (1998 to 2003)

**Certain Other Professional Experience and Community Involvement**

- Chairman of the board of directors of privately held Generation Phoenix, Ltd. (since 2023)
- Vice chairman of the board of directors of Epiphany Technology Acquisition Corp. (2020 to 2023)
- Serves on the boards of directors of privately held EcoSmart Solutions, OxipitalAI, Omnizare Imaging, Folio Photonics, AgZen and Fusion Coolant Systems
- Serves on the board of advisors of Tomorrow.io (formerly ClimaCell) and on the Presidential Advisory Council of the Berklee College of Music

**Education**

- B.S. degree from Boston College
- M.B.A. degree from Harvard Business School





**Cynthia Hostetler, 63**

**Independent Director**

**Director since 2020**

**Committee Memberships:**
- Finance
- Nominating and Governance (Chair)

**Other Public Company Directorships:**
- TriLinc Global Impact Fund, LLC
- Vulcan Materials Company
- Invesco Funds (trustee of registered investment company)

Former:
- Textainer Group Holdings Limited (2020-2024)
- Genesee & Wyoming, Inc. (2018-2019)
- Edgen Group Inc. (2013-2014)

Ms. Hostetler has more than 25 years of leadership experience managing large investment funds (with significant global markets investments), guiding institutional investors and allocating capital resources for businesses. As a public company director, she has experience overseeing governance and regulatory compliance. Ms. Hostetler brings to the board expertise in governance, finance, investment management and corporate responsibility.

**Key Experience and Qualifications**
- **Expertise in institutional investor issues**
  - Serves as a full-time non-executive board member for companies ranging from start-ups to members of the S&P 500
  - Serves on the boards of directors of several mutual funds
- **Governance experience**
  - Led a private equity fund focused on corporate responsibility, sustainable economic development and impact
  - Governance Committee Chair of TriLinc Global Impact Fund, LLC; prior experience as governance committee chair of other public companies
- **Investment experience**
  - Head of Investment Funds and Private Equity, Overseas Private Investment Corporation (now the U.S. International Development Finance Corporation), a development finance institution and agency of the U.S. government, a role she held as a presidential appointee (2001 to 2009), overseeing a multi-billion-dollar private equity fund

**Business Experience**
- President, First Manhattan Bancorporation, a regional Midwestern bank holding company (1991 to 2006)
- Corporate lawyer, Simpson Thacher & Bartlett in New York

**Certain Other Professional Experience and Community Involvement**
- Serves on the board of governors of Investment Company Institute and on the board of the Independent Directors Council
- Served as a trustee and investment committee chair of Aberdeen International Funds and on the boards of directors of Artio Global Funds, First Manhattan Bancorporation Edgen Group Inc. and Genesee & Wyoming, Inc.

**Education**
- B.A. degree from Southern Methodist University
- J.D. degree from the University of Virginia School of Law





**Brian Kushner, 67**

**Independent Director**

**Director since 2019**

**Committee Memberships:**
- Audit
- Finance

**Other Public Company Directorships:**
- None

Former:
- Cumulus Media Inc. (2018-2026)
- Mudrick Capital Acquisition Corporation II (2020-2022)
- Thryv, Inc. (2016-2020)
- Mudrick Capital Acquisition Corporation (2018-2020)
- Luxfer Holdings PLC (2016-2018)
- EveryWare Global, Inc. (2015-2016)

Dr. Kushner has more than 40 years of experience leading telecommunications, media, manufacturing, consumer products, technology, and defense companies, having served in leadership roles at 36 public and private companies. He brings to the Board expertise in optimizing corporate performance, including in the areas of corporate strategy, M&A, revenue enhancement, governance, customer service and support, cost reduction, new product introduction, supply chain management and complex financial and operational restructuring.

**Key Experience and Qualifications**

- **Advisory leadership experience**
  - Leads FTI's Board of Director practice and is the former leader of the private capital advisory services practice at FTI's Private Equity practice, which he started in 2017 and grew to just under 10% of FTI's revenues by June 2023. He is also the former leader of FTI's Technology practice and Aerospace and Defense practice, and former co-leader of its Activism practice. At FTI, he has led or supported over 100 engagements across the spectrum of corporate performance enhancement

- **M&A experience**
  - Worked on the acquisition or disposition of more than 35 public and private companies and major assets while serving as an independent director, CEO or chief restructuring officer

**Business Experience**

- Senior Managing Director, FTI Consulting, Inc., a global business advisory firm (2009 to present)
- Co-founder, CXO, L.L.C., a boutique interim and turnaround management consulting firm that was acquired by FTI in 2008 (2001 to 2008)
- Has served as CEO of over 10 companies, including four telecom companies, two software companies, a data center company and a defense contractor
- Periodically has served as an independent director, the CEO, interim CEO or chief restructuring officer of a variety of companies, including several that elected to utilize bankruptcy proceedings as part of their financial restructuring process and, as such, served as an executive officer of various companies that filed bankruptcy petitions under federal law

**Certain Other Professional Experience and Community Involvement**

- Previously served on the boards of directors of companies, including Cumulus Media Inc., Thryv, Inc., Mudrick Capital Acquisition II, Zodiac Systems; Damovo PLC, Mudrick Capital Acquisition, Luxfer Holdings PLC, EveryWare Global (now The Oneida Group), DLN Holdings LLC, Sage Telecom, Inc., Pacific Crossing Limited and Headway Solutions
- Serves as a member of the Chancellor's Council Executive Committee of the University of Texas System, a member of the Advisory Council of the College of Natural Sciences at the University of Texas at Austin and an Emeritus member of the Cornell University Engineering College Council

**Education**

- B.S. degree in Applied and Engineering Physics from Cornell University
- M.S. degree in Applied Physics and minor in Electrical Engineering from Cornell University
- Ph.D. in Applied Physics from Cornell University





**Jack Lazar, 60**

**Independent Director**

**Director since 2018**

**Committee Memberships:**
- Audit (Chair)
- Innovation and Technology

**Other Public Company Directorships:**
- Astera Labs, Inc.
- Box, Inc.
- GLOBALFOUNDRIES Inc.

Former:
- ThredUp Inc. (2017-2025)
- Silicon Laboratories Inc. (2013-2022)
- Casper Sleep, Inc. (2019-2022)
- Mellanox Technologies, Ltd. (2018-2020)
- Quantenna Communications (2016-2019)
- TubeMogul, Inc. (2013-2016)

Mr. Lazar has over 35 years of experience in finance and operational roles at companies in Silicon Valley that span multiple industries with a heavy focus on enterprise and consumer technology. He brings to the Board expertise in financial and operations matters as a public company officer in addition to his service on public and private company boards, and as chair of multiple audit and other committees.

**Key Experience and Qualifications**

- **Demonstrated ability to raise capital**
  - Completed and raised $1.4 billion in the 2014 GoPro IPO and subsequently completed multiple acquisitions
  - Completed the Atheros IPO in 2004 and closed the sale of Atheros to Qualcomm in 2013
  - Served on the Board of multiple companies which raised over $3.8 billion combined in their IPOs including TubeMogul, Quantenna Communications, Casper Sleep, ThredUp, GLOBALFOUNDRIES, and Astera Labs
- **Executive leadership experience**
  - Served as a public company executive at multiple companies, including in CFO and corporate development roles, since 1992
- **Independent auditor**
  - Served as a senior auditor at Price Waterhouse (now PricewaterhouseCoopers) from 1987 to 1992

**Business Experience**
- Chief Financial Officer, GoPro, Inc., a leader in mobile capture devices, software, and entertainment solutions (2014 to 2016)
- Independent business consultant (2013 to 2014 and 2025 to present) Senior Vice President, Corporate Development and General Manager, Qualcomm Atheros, Inc., a developer of communications semiconductor solutions (2011 to 2013)
- Senior Vice President of Corporate Development and Chief Financial Officer (and a variety of other roles), Atheros Communications, a provider of technologies for wireless and wired communications (2004 to 2011)

**Certain Other Professional Experience and Community Involvement**
- Serves on the board of directors of the Northern Californian Chapter of the National Association of Corporate Directors and is President of the Accounting Advisory Board at Santa Clara University
- Served on the board, including as chair, for multiple late-stage private companies
- Certified public accountant (inactive)

**Education**
- B.S. degree in commerce with an emphasis in accounting from Santa Clara University





**Nina Richardson, 67**

**Independent Director**

**Director since 2018**

**Committee Memberships:**
- Compensation and Human Capital Management
- Nominating and Governance

**Other Public Company Directorships:**
- Cohu, Inc.
- Silicon Laboratories, Inc.

Former:
- Eargo, Inc. (2020-2022)
- Callidus Software, Inc. (2017-2018) Acquired by SAP
- Zayo Group Holdings, Inc. (2015-2018)
- Silicon Graphics International Corp. (2016) Acquired by HPE

Ms. Richardson has over 35 years of executive experience in global electronics manufacturing and supply chain from her years at both OEM and EMS providers. She also has experience leading engineering development and new product introduction organizations and, as an experienced director and nominating and governance committee chair, she provides expertise with respect to sustainability and governance programs.

**Key Experience and Qualifications**

- **Global operational and leadership experience**
  - COO at GoPro (2013 to 2015) instrumental in scaling leadership and processes and a key member of the executive team that took the company public. Responsible for engineering, operations, sales, customer support, quality, human resources and information technology
  - VP/GM of Flex Inc. (formerly Flextronics, Inc.), a global EMS provider, responsible for global electronics manufacturing operations with over 1,000 employees in multiple geographies
  - Executive positions in consumer electronics, technology, energy, lighting and manufacturing

- **Experience in the technology sector**
  - Serves as a director at two privately held technology and biotechnology organizations
  - Completed NACD's Cybersecurity Certification
  - Completed UC Berkeley Artificial Intelligence: Business Strategies and Applications

- **In-depth knowledge of human capital operations and sustainability**
  - Experience as a director leading governance and corporate responsibility oversight at public companies
  - Executive oversight of people operations and executive team leadership at GoPro

**Business Experience**
- Chief Operating Officer, GoPro, Inc. (2013 to 2015)
- Held executive positions of increasing responsibility at Flex, a global electronics and manufacturing service provider

**Certain Other Professional Experience and Community Involvement**
- Managing director of Three Rivers Energy, Inc., a company she co-founded, from 2004, until its sale to Pilot Power Group in 2023
- Independent consultant and service on several private technology company boards
- Mentor and coach to women leaders and private company CEOs

**Education**
- B.S. degree in industrial engineering from Purdue University
- Executive M.B.A. degree from Pepperdine University





**Nathan Sleeper, 52**

**Independent Director**

**Director since 2024**

**Committee Memberships:**
- Finance

**Other Public Company Directorships:**
- Columbus McKinnon Corporation

Former:
- Beacon Roofing Supply Inc. (2015-2016; 2018-2023)
- Core & Main, Inc. (2021-2024)
- Atkore International Group Inc. (2016-2018)
- HD Supply Holdings, Inc. (2013-2014)
- Hertz Global Holdings, Inc. (2006-2011)

Mr. Sleeper has been with Clayton, Dubilier & Rice, LLC since 2000. He serves as CD&R's Chief Executive Officer, chairs CD&R's executive committee, and is a member of its investment, operating review, and compliance committees. He also leads the firm's industrials investment vertical and is responsible for firm operations. Prior to CD&R, he worked in the investment banking division of Goldman Sachs.

**Key Experience and Qualifications**

- **Investment experience**
  - Broad experience in the financial and investment communities brings important insights into business strategy to our Board
  - Deep insights into the industrials markets that are relevant to Resideo

**Business Experience**
- Chief Executive Officer, Clayton Dubilier & Rice, a private equity firm (2020 to present); various roles in increasing responsibility since joining in 2000

**Certain Other Professional Experience and Community Involvement**
- Previously served on the boards of publicly traded Beacon Roofing Supply Inc., Core & Main, Inc., Atkore International Group Inc., HD Supply Holdings, Inc., and Hertz Global Holdings, Inc., as well as on numerous privately held company boards
- Member of the Business Council, serves on the Williams College Board of Trustees and is Chair of the Investment Committee for the college's endowment

**Education**
- B.A. degree from Williams College
- M.B.A. from Harvard Business School





**John Stroup, 59**

**Independent Director**

**Director since 2024**

**Committee Memberships:**
- Compensation and Human Capital Management

**Other Public Company Directorships:**
- Crane NXT, Co.

Former:
- Crane Company (2023-2024)
- Belden, Inc. (2005-2021)
- Tenneco, Inc. (2020-2022)
- Zurn Elkay Water Solutions Corporation (2008-2023)
- Regal Rexnord (2008-2023)

Mr. Stroup became a Partner at Clayton, Dubilier & Rice in 2024, having served as an Operating Advisor since 2021. Prior to this, Mr. Stroup served as the Executive Chairman of Belden, a global leader in signal transmission and security solutions, from May 2020 to February 2021. Prior to his role as Executive Chairman, Mr. Stroup had been the President and Chief Executive Officer since 2005. Prior to joining Belden, Mr. Stroup was employed by Danaher Corporation. He initially served as Vice President, Business Development and was promoted to President of a division of Danaher's Motion Group and later to Group Executive of the Motion Group. Prior to his time at Danaher, he was Vice President of Marketing with Scientific Technologies Inc. In his capacity as a partner at Clayton, Dubilier & Rice, Mr. Stroup serves as a director or board member at several portfolio companies.

**Key Experience and Qualifications**

- **Senior leadership experience**
  - Proven leadership skills with over 15 years of experience as President, Chief Executive Officer and Director of Belden Inc., a global leader in signal transmission and security solutions
  - More than 30 years of experience in industrial manufacturing of highly engineered products and business strategy development.

**Business Experience**
- Partner, Clayton Dubilier & Rice, a private equity firm (2024 to present)
- Operating Advisor, Clayton Dubilier & Rice, a private equity firm (2021 to 2024)
- President and Chief Executive Officer, Belden Inc., a global leader in signal transmission and security solutions (2005 to 2020); Chairman (2016 to 2020); Executive Chairman (2020 to May 2021)
- Served on numerous private company boards since 2008

**Education**
- B.S. degree in Mechanical Engineering from Northwestern University
- M.B.A. from University of California-Berkeley





**Sharon Wienbar, 64**

**Independent Director**

**Director since 2018**

**Committee Memberships:**
- Compensation and Human Capital Management (Chair)
- Innovation and Technology

**Other Public Company Directorships:**
- Enovis Corporation (formerly Colfax Corporation)
- Ingram Micro Holding Corp.

Former:
- Covetrus, Inc. (2020-2022)
- Everyday Health (2007-2016)
- Glu Mobile, Inc. (2004-2008)

Ms. Wienbar has over 30 years of experience leading corporate growth as an investor in and advisor to software start-up companies and as an operating executive, investor and corporate strategist. She brings to the Board leadership experience, technology investment experience and an understanding of innovation drivers.

**Key Experience and Qualifications**

- **Investment experience**
  - Led investments in software, internet and mobile companies
- **Marketing and technology leaderships**
  - Served as an executive at several software companies, including CEO of Hackbright
  - Launched her tech career at Adobe Systems, starting as Product Manager for Asian Products and later led marketing for many of Adobe's applications

**Business Experience**
- Limited Partner, Operator Collective, a group of limited partners in the b2b technology arena (2019)
- Strategic Advisor, Capella Education Company, an education services company that acquired Hackbright Academy (2016 to 2017)
- Chief Executive Officer, Hackbright Academy, a technology training firm (2015 to 2016)
- Partner, Scale Venture Partners (known as BA Venture Partners prior to 2007), a technology venture capital firm (2001 to 2015)

**Certain Other Professional Experience and Community Involvement**
- Serves on the boards of directors of Planned Parenthood Direct, TrueAnthem, USRowing and USRowing Foundation
- Served on Microsoft Inc.'s venture advisory committee and on the boards of directors of Applause and Actiance, Inc.
- Prominent public speaker and published author on venture capital and the #changetheratio diversity effort

**Education**
- B.S. degree in engineering from Harvard University
- M.S. degree in engineering from Harvard University
- M.B.A. degree from Stanford University





**Kareem Yusuf, 54**

**Independent Director**

**Director since 2021**

**Committee Memberships:**
- Compensation and Human Capital Management
- Innovation and Technology (Chair)

**Other Public Company Directorships:**
- None

Dr. Yusuf leads IBM's mission to expand its global ecosystem, elevate its partnerships, and develop and scale new business opportunities and strategic alliances for the company. Dr. Yusuf has senior leadership experience from his more than 25 years working at IBM, including in the areas of offering management, software development, SaaS operations, mergers and acquisitions and field technical sales. Dr. Yusuf brings to the Board vast technical expertise through his work managing and growing market-leading brands and applications.

**Key Experience and Qualifications**

- **Senior leadership experience**
  - Joined IBM in 1998 and has held positions of increasing responsibility in technical sales and support, product management, mergers and acquisitions, strategy and software development
- **Experience in the technology sector**
  - Manages IBM's Software product portfolio with a focus on enabling clients to leverage AI and intelligent insights to transform their business operations
- **Experience with leading sustainability efforts**
  - Leads IBM's sustainability initiative, focusing on harnessing the power of data and AI to help IBM and its clients create more efficient, resilient and sustainable business operations
  - Responsible for IBM's Corporate Environment Affairs team, which is responsible for IBM's global sustainability performance

**Business Experience**
- Senior Vice President, Ecosystem, Strategic Partners & Initiatives, International Business Machines Corporation ("IBM") (since 2025)
- Senior Vice President, Product Management and Growth, IBM Software (2023-2024)
- General Manager, IBM Sustainability Software business unit of IBM (2020 to 2023)
- General Manager, Watson IoT business unit of IBM (2018 to 2020)
- Chief Product Officer and Chief Technology Officer, Watson Customer Engagement business unit of IBM (2016 to 2018)

**Certain Other Professional Experience and Community Involvement**
- Author of "Enterprise Messaging Using JMS and IBM WebSphere"

**Education**
- B.S. degree in civil engineering from the University of Berlin
- M.S. degree in structural engineering from the University of Manchester
- Ph.D. in civil engineering from the University of Leeds



# Our Governance Framework

Our corporate governance framework is a set of principles, guidelines and practices that support strong performance and long-term value creation for our shareholders. Our commitment to good corporate governance is integral to our business and reflects not only regulatory requirements, NYSE listing standards and broadly recognized governance practices, but also effective leadership by our senior management team and oversight by our Board.

Our Board is committed to maintaining the highest standards of corporate governance. Our Board is guided by our Corporate Governance Guidelines, which address director responsibilities, director skills and characteristics, memberships on other boards, director access to management and other employees, director orientation and continuing education, average director tenure and the annual performance evaluations of the Board and Committees. Because corporate governance practices evolve over time, our Board will review our Corporate Governance Guidelines, Committee charters and other governance policies at least once a year and update them as necessary and appropriate.

## Our Board and Culture

Our Board is deeply engaged, provides informed and meaningful guidance and feedback, and maintains an open dialogue with management based on a clear understanding of our strategic plans. At each Board meeting, we review components of our long-term strategy with our directors and engage in constructive dialogue which our leadership team embraces. Our directors have access to our officers and employees to address questions, comments or concerns. Additionally, the Board and Committees have the power to hire independent legal, financial or other advisors without approval from, or consultation with, Resideo management.

Our Board also takes an active role in ensuring we embrace "best practices" in corporate governance. The partnership and oversight of a strong and multi-faceted Board with diverse perspectives rooted in deep experience in global business, finance, technology and strategy are essential to creating long-term shareholder value.

## Corporate Governance Overview

Presented below are some highlights of our corporate governance program. You can find details about these and other corporate governance policies and practices within this Proxy Statement.

| KEY GOVERNANCE PRACTICES | |
|---|---|
| CORPORATE GOVERNANCE GUIDELINES | • Our Corporate Governance Guidelines have been designed to assist the Board in the exercise of its duties and responsibilities to our Company. They reflect the Board's commitment to monitor the effectiveness of decision-making at the Board and management levels with a view toward achieving our strategic objectives.<br>• The guidelines are reviewed annually and subject to modification by the Board at any time. |
| INDEPENDENT BOARD | • 10 of our 11 directors are independent as defined by the listing standards of the NYSE. |
| BOARD COMPOSITION | • Currently, the Board has fixed the number of directors at 11.<br>• The Board will regularly assess its performance and can adjust the number of directors according to the needs of the Board and the Company.<br>• As shown under "Director Qualifications and Skills" beginning on page 7 and in the biographies of the directors beginning on page 9, our Board has a diverse mix of skills, experience and backgrounds that support our growth and commercial strategy. |

resideo

| KEY GOVERNANCE PRACTICES | |
|---|---|
| BOARD COMMITTEES | • The Board consists of five standing committees:<br>  • Audit,<br>  • Compensation and Human Capital Management,<br>  • Nominating and Governance,<br>  • Finance, and<br>  • Innovation and Technology.<br>• Each of our committees is currently composed entirely of independent directors.<br>• Each Board committee has a written charter, and Board committee charters are reviewed and re-assessed annually.<br>• Each committee charter is posted and available on our Investor Relations website at investor.resideo.com. |
| MEMBERSHIPS ON OTHER BOARDS | • Under our Corporate Governance Guidelines, directors who serve as executive officers of public companies should not serve on more than two public company boards (including their own).<br>• Other directors should not serve on more than four public company boards (including service on our Board) unless the Board determines that such simultaneous service does not impair the ability of such member to effectively serve as a Company Board member.<br>• Directors are required to advise the Chair of the Nominating and Governance Committee in advance of accepting an invitation to serve on another public company board.<br>• For additional information, please see "Memberships on Other Boards" on page 30. |
| BOARD DEMOGRAPHICS | • Three of our 11 Board members are women and one is Black. |
| ROBUST RISK OVERSIGHT | • Our full Board is responsible for risk oversight. In addition, the oversight of certain key risks have been delegated to the appropriate committee of the Board. Our Board oversees management as it fulfills its responsibilities for the assessment and mitigation of risks and for taking appropriate risks. For additional information, please see "The Board's Role in Risk Oversight" on page 27. |
| BOARD AND COMMITTEE SELF-EVALUATION | • The Board conducts an annual self-evaluation led by the Nominating and Governance Committee to determine whether it and its committees are functioning effectively and to solicit feedback from directors as to whether the Board is continuing to evolve and be refreshed in a manner that serves the needs of the Company. |
| MAJORITY VOTING OF DIRECTORS | • Our By-Laws provide for majority voting in uncontested elections of directors. Any directors standing for election must agree to submit, upon election, an irrevocable resignation that would become effective upon that director's failure to receive a majority vote in a future election if the Board accepts such resignation. |
| INTEGRITY & COMPLIANCE PROGRAM | • The Audit Committee regularly reviews the Company's integrity and compliance program, and the Nominating and Governance Committee provides oversight of the Company's policies related to its Code of Business Conduct.<br>• The Company provides several mechanisms for employees and third parties to report concerns (including anonymously), enforces a strict non-retaliation policy, and ensures prompt, thorough and objective investigations.<br>• All employees are required to complete integrity and compliance training, and the Company provides comprehensive training on additional key compliance topics, available in over 15 languages.<br>• All employees and members of the Board are subject to the Code of Business Conduct.<br>• Regional integrity and compliance councils meet quarterly to discuss key compliance topics and to provide feedback with regard to the integrity and compliance program. |



| KEY GOVERNANCE PRACTICES | |
|---|---|
| **OVERSIGHT OF CORPORATE RESPONSIBILITY AND HUMAN CAPITAL MANAGEMENT** | • Our Nominating and Governance Committee oversees our role as a responsible corporate citizen, including key aspects of our corporate responsibility programs.<br><br>• Our Compensation and Human Capital Management Committee oversees our human capital management practices. Management regularly reports to the committee regarding culture and inclusion initiatives, our total rewards philosophy, and our plans, policies and programs related to hiring, development and retention. |
| **BOARD OVERSIGHT OF POLITICAL CONTRIBUTIONS** | • The Nominating and Governance Committee oversees our policies and practices relating to political contributions. Company policy prohibits direct contributions by Resideo to any political campaigns. |
| **SHAREHOLDER RIGHTS** | • We have a formal shareholder engagement program and maintain ongoing dialogue with our shareholders.<br><br>• Subject to certain terms and conditions, our By-Laws provide that shareholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years may use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors then in office.<br><br>• Shareholders holding at least 25% of the outstanding stock of the Company have the right to call a special meeting.<br><br>• We do not have a poison pill, nor do we have supermajority voting provisions. |
| **SUCCESSION PLANNING** | • Our Board oversees and annually reviews leadership development and assessment initiatives, as well as short- and long-term succession plans for the CEO and other senior management. This includes reviewing and approving the Chief Executive Officers for each of Resideo and ADI in connection with the anticipated ADI Spin-Off, which we announced on July 30, 2025, and as a result of the planned CEO Retirement. |
| **HEDGING AND PLEDGING PROHIBITIONS** | • Our directors, officers and employees are prohibited from engaging in short sales of Resideo securities and selling or purchasing puts or calls or otherwise trading in or writing options on Resideo securities and using certain financial instruments (including forward sale contracts, equity swaps, collars and exchange funds), holding securities in margin accounts or pledging Resideo securities as collateral, in each case, that are designed to hedge or offset any decrease in the market value of Resideo securities. |
| **STOCK OWNERSHIP GUIDELINES** | • We have meaningful stock ownership guidelines:<br>  • CEO: 6x base salary<br>  • Other Executive Officers: 3x base salary<br>  • Non-employee directors: 5x annual cash retainer<br>  • Five-year period from appointment or election to meet the ownership requirement |
| **CLAWBACK POLICY** | • We have a clawback policy requiring that, in the event the Company is required to prepare an accounting restatement, the Company will reasonably promptly recover any excess incentive-based compensation paid to our current and former executive officers based on any misstated financial reporting measure that was received during the three-year period preceding the date the Company is required to prepare the restatement. |

Our Certificate of Incorporation, By-Laws, Committee Charters, Corporate Governance Guidelines and Code of Business Conduct are available on our Investor Relations website at investor.resideo.com. Paper copies of these documents can be obtained by writing to Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary.

resideo

# Board Leadership Structure

The Company's current Board leadership structure separates the roles of an independent Chairman and CEO. The Board believes the current structure of separating the roles of Chairman and CEO allows for alignment of corporate governance with the interests of shareholders. The Board believes that this structure allows our CEO to focus on operating and managing the Company and leverages our Chairman's experience in guidance and oversight. While the Board believes that this structure currently is in the best interests of Resideo and its shareholders, it does not have a policy with respect to separating the roles of Chairman and CEO; however, at any time when the Chairman is not independent, our Corporate Governance Guidelines require that a Lead Independent Director be elected by the independent directors, with such Lead Independent Director having the duties and responsibilities set forth in those guidelines.

# Director Independence

Providing objective, independent judgment is at the core of the Board's oversight function. The Nominating and Governance Committee conducts an annual review of the independence of the directors and reports its findings to the full Board. The Board has affirmatively determined that all non-employee directors satisfy the independence criteria in the applicable NYSE listing standards and SEC rules (including the enhanced criteria with respect to members of the Audit Committee and the Compensation and Human Capital Management Committee).

For a director to be considered independent, the Board must determine that the director does not have any material relationships with Resideo, either directly or as a partner, shareholder or officer of an organization that has a relationship with Resideo, other than as a director and shareholder. Material relationships can include vendor, supplier, consulting, legal, banking, accounting, charitable and family relationships, among others. The Board's assessment of independence is based on information derived from Resideo's books and records and responses to questionnaires completed by the directors and officers in connection with the preparation of this Proxy Statement. Mr. Geldmacher, as an employee of Resideo, is the only director who does not satisfy the independence criteria described below.

# Committees of the Board

Our Board consists of five standing Committees: Audit, Compensation and Human Capital Management, Nominating and Governance, Finance and Innovation and Technology. The Board has adopted written charters for each Committee, which are available on our Investor Relations website at investor.resideo.com. All Board members are invited to attend the meetings of each Committee, except as restricted by independence standards.

The following table sets forth the Board Committees and the current members of each of the Committees.

| | Independent | Audit | Compensation and Human Capital Management | Nominating and Governance | Finance | Innovation and Technology |
|---|---|---|---|---|---|---|
| **Andrew Teich** | ✔ | | | Member | | Member |
| **Paul Deninger** | ✔ | Member | | Member | Chair | |
| **Jay Geldmacher** | | | | | | |
| **Cynthia Hostetler** | ✔ | | | Chair | Member | |
| **Brian Kushner** | ✔ | Member | | | Member | |
| **Jack Lazar** | ✔ | Chair | | | | Member |
| **Nina Richardson** | ✔ | | Member | Member | | |
| **Nathan Sleeper** | ✔ | | | | Member | |



| | Independent | Audit | Compensation and Human Capital Management | Nominating and Governance | Finance | Innovation and Technology |
|---|---|---|---|---|---|---|
| John Stroup | ✔ | | Member | | | |
| Sharon Wienbar | ✔ | | Chair | | | Member |
| Kareem Yusuf | ✔ | | Member | | | Chair |
| 2025 Meetings | | 9 | 7 | 6 | 8 | 5 |

Each of our committees currently consists solely of directors who have been determined by the Board to be independent in accordance with SEC regulations, NYSE listing standards and the Company's director independence standards (including the heightened independence standards and considerations for members of the Audit and Compensation and Human Capital Management Committees).

| COMMITTEE | RESPONSIBILITIES |
|---|---|
| **AUDIT COMMITTEE**<br><br>**Jack Lazar, Chair**<br>**Paul Deninger**<br>**Brian Kushner** | • Appoint and recommend to the shareholders for approval the firm to be engaged as the Company's independent auditor and be directly responsible for the compensation, retention and oversight of the independent auditor, including the resolution of disagreements between management and the independent auditor regarding financial reporting;<br>• Review the results of each external audit and other matters related to the conduct of the audit and advise the Board on whether it recommends that the audited financial statements be included in the annual report on Form 10-K;<br>• Review with management and the independent auditors, prior to filing, the interim financial results to be included in quarterly reports on Form 10-Q;<br>• Review and discuss with the independent auditors any identified critical audit matters;<br>• Evaluate the independent auditor's performance at least annually;<br>• Approve all non-audit engagements with the independent auditor;<br>• Review reports of the independent auditor and the chief internal auditor related to the adequacy of the Company's internal accounting controls, disclosure processes and its procedures designed to ensure compliance with laws and regulations;<br>• Consider and review, in consultation with the independent auditor and the chief internal auditor, the scope and plan for forthcoming external and internal audits;<br>• Review annually the performance of the internal audit group;<br>• Review annually the effectiveness of the integrity and compliance program;<br>• Review management's assessment of the effectiveness of the Company's internal control over financial reporting;<br>• Review, approve and establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other legal, ethical, reputational or regulatory concerns;<br>• Produce the annual Report of the Audit Committee included in the Proxy Statement; and<br>• Oversee major financial risks and enterprise exposures and risk assessment and risk management policies, including risks related to cybersecurity and primary IT systems of record, material litigation and matters related to risks of the Company's supply chain, manufacturing processes and product quality. |

Each member of the Audit Committee is an independent director under applicable SEC rules and NYSE listing standards and is "financially literate" under NYSE listing standards. The Board has determined that Messrs. Lazar, Deninger and Kushner each qualify as an "audit committee financial expert" under applicable SEC rules. In addition to Resideo, Mr. Lazar currently serves on the audit committee of three other public reporting companies. In February 2026, upon the review and recommendation of the Nominating and Governance Committee, the Board determined that Mr. Lazar's simultaneous service on both the audit committees and boards of directors of four public companies (including the Company Board), did not impair his ability to effectively serve on the Company's Audit Committee nor the Board and should not hinder his nomination for re-election to our Board in 2026.



| COMMITTEE | RESPONSIBILITIES |
|---|---|
| **COMPENSATION AND HUMAN CAPITAL MANAGEMENT COMMITTEE**<br><br>**Sharon Wienbar, Chair**<br>**Nina Richardson**<br>**John Stroup**<br>**Kareem Yusuf** | • Review and approve the corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO's performance relative to these goals and objectives and determine and approve the CEO's compensation level;<br>• Review and approve the annual salary and other remuneration of the executive officers;<br>• Periodically review the operation and structure of the Company's compensation programs;<br>• Review proposals for and determine total share usage under the Company's equity compensation programs;<br>• Oversee the Company's plans, policies and programs related to hiring, development and retention of talent;<br>• Review or take such action in connection with the bonus, stock, retirement and other benefit plans of the Company and its subsidiaries;<br>• Establish and review annual stock ownership guidelines applicable to directors and senior management;<br>• Advise the Board with respect to proposed changes in Board or committee compensation;<br>• Review and discuss with management the Compensation Discussion and Analysis and other executive compensation disclosure included in the Proxy Statement;<br>• Assist the Board in oversight of the Company's policies and strategies relating to human capital management;<br>• Produce the annual Compensation and Human Capital Management Committee Report included in the Proxy Statement; and<br>• Exercise sole authority to retain and terminate a compensation consultant, as well as to approve the consultant's fees and other terms of engagement. See "Oversight of Independent Compensation Consultant" on page 26 regarding the Compensation and Human Capital Management Committee's engagement of a compensation consultant. |
| The Compensation and Human Capital Management Committee may form and delegate its authority to subcommittees and management, when appropriate, including delegation to the CEO to determine and approve annual incentive and long-term incentive awards for non-executive employees of the Company as prescribed by the Compensation and Human Capital Management Committee. For more information on the responsibilities and activities of the Compensation and Human Capital Management Committee, including its processes for determining executive compensation, see "Compensation Discussion and Analysis" beginning on page 44. | |
| **NOMINATING AND GOVERNANCE COMMITTEE**<br><br>**Cynthia Hostetler, Chair**<br>**Paul Deninger**<br>**Nina Richardson**<br>**Andrew Teich** | • Make recommendations to the Board concerning size, composition and organization of the Board, qualifications and criteria for election to the Board, nominees to be proposed by the Company for election to the Board, retirement from the Board, whether to accept any resignation tendered by a director and Board Committee assignments;<br>• Actively seek individuals qualified to become Board members and recommend them to the full Board for consideration, including evaluating all potential candidates, including those suggested or nominated by third parties;<br>• Consider director candidates holistically to ensure a diversity of perspectives, taking into consideration factors such as skills, experience, and other demographic characteristics;<br>• Make recommendations to the Board on the disclosures in the Proxy Statement on director independence, governance and director nomination matters;<br>• Oversee the Company's new director orientation program and continuing education program for incumbent directors;<br>• Review and reassess the adequacy of the Company's Corporate Governance Guidelines;<br>• Oversee and report to the Board on the Company's compliance with its programs relating to the Code of Business Conduct;<br>• Oversee and report to the Board regarding the Company's insider trading policies and procedures;<br>• Oversee and report to the Board on the Company's role as a responsible corporate citizen, including its corporate responsibility programs;<br>• Oversee, and coordinate with other Committees as necessary, matters related to the Company's supply chain processes;<br>• Review reports from management regarding supply chain strategies and plans, including critical supply chain assessments;<br>• Coordinate with the Audit Committee to properly assess risk related to the Company's supply chain;<br>• Review reports from management regarding governance trends and the priorities of the Company's shareholders; and<br>• Oversee the annual performance review of the Board and its Committees. |
| **FINANCE COMMITTEE**<br><br>**Paul Deninger, Chair**<br>**Cynthia Hostetler**<br>**Brian Kushner**<br>**Nathan Sleeper** | • Review matters related to the Company's capital structure and allocation, financial condition, leverage and financial strategies, interest rate risk, expense management, strategic investments and dispositions such as significant mergers, acquisitions, divestitures, joint ventures, real estate purchases and other debt and equity investments;<br>• Consider, review and recommend to the Board any Company dividend and share repurchase policies and programs;<br>• Approve the Company's derivatives and hedging policies and strategies for managing interest rate and foreign exchange rate exposure;<br>• Review the Company's investment policies and practices, credit ratings and ratings strategy;<br>• Review the Company's investor relations strategy;<br>• Review the Company's insurance practices and strategy; and<br>• Review the types of information to be disclosed in connection with earnings releases and earnings guidance provided to analysts and rating agencies. |



| COMMITTEE | RESPONSIBILITIES |
|---|---|
| **INNOVATION AND TECHNOLOGY COMMITTEE**<br><br>**Kareem Yusuf, Chair**<br>**Jack Lazar**<br>**Andrew Teich**<br>**Sharon Wienbar** | • Facilitate the Board's oversight, review, discussion and understanding of the Company's major technology and innovation strategies and plans in the following key areas:<br>  • Overall strategy and plans for major new products and solutions, summarizing key selling points/differentiation, enabling technologies, financial objectives and competitive positioning;<br>  • Investments in technology and software platforms; and<br>• Technology trends that could significantly affect the Company and the businesses in which we operate, including the use of artificial intelligence across our Company and as part of our products and solutions. |

## Compensation and Human Capital Management Committee Matters

### Compensation and Human Capital Management Committee Interlocks and Insider Participation

No current member of the Compensation and Human Capital Management Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Compensation and Human Capital Management Committee or Board.

### Oversight of Independent Compensation Consultant

The Compensation and Human Capital Management Committee has sole authority to retain a compensation consultant to assist it in the evaluation of director, CEO or senior management compensation, but only after considering all factors relevant to the consultant's independence from management. In addition, the Compensation and Human Capital Management Committee is directly responsible for approving the compensation consultant's compensation, evaluating its performance and terminating its engagement.

The Compensation and Human Capital Management Committee has retained Frederic W. Cook & Co. ("FW Cook") as its independent compensation consultant to assist it with the design of our executive compensation programs as well as to provide objective advice on compensation practices and the competitive landscape for the compensation of Resideo's executive officers. FW Cook reports to the Compensation and Human Capital Management Committee, has direct access to Compensation and Human Capital Management Committee members, interacts with Resideo management when necessary and appropriate and attends Compensation and Human Capital Management Committee meetings. FW Cook provides services only to the Compensation and Human Capital Management Committee as an independent consultant and does not have any other consulting engagements with, or provide any other services to, Resideo, other than assisting Resideo's human resources department by providing and reviewing market data. The independence of FW Cook has been assessed according to factors stipulated by the SEC, and the Compensation and Human Capital Management Committee concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation and Human Capital Management Committee.

FW Cook compiles information and provides advice regarding the components and mix (short-term/long-term; fixed/variable; cash/equity) of the executive compensation programs of Resideo and its peer group (see page 46 for further details regarding the compensation peer group) and analyzes the relative performance of Resideo and the compensation peer group with respect to the financial metrics generally used in the programs. FW Cook also provides information regarding emerging trends and best practices in executive compensation.

### Compensation Input from Senior Management

The Compensation and Human Capital Management Committee considers input from senior management in making determinations regarding the overall executive compensation program and the individual compensation of the executive officers. As part of Resideo's annual planning process, the CEO, CFO, and Chief Human Resources Officer ("CHRO") develop targets for Resideo's incentive compensation programs and present them to the Compensation and Human Capital Management Committee. These targets are reviewed by the Compensation and Human Capital Management Committee to ensure alignment with our strategic and annual operating plans, taking into account the targeted year-over-year and multi-year improvements as well as identified opportunities and risks. None of the CEO, CFO, or CHRO provide recommendations on their own compensation. Unless otherwise set by negotiated offer terms, the CEO recommends base salary adjustments and cash and equity incentive award levels for Resideo's



other executive officers. The recommendations of the CEO are based on performance assessments together with a review of competitive market data and prior compensation levels relative to performance. The CEO presents to the Compensation and Human Capital Management Committee his evaluation of each executive officer's contribution and performance over the past year, strengths and development needs and actions and presents to the full Board succession plans for each of the executive officers.

# The Board's Role in Risk Oversight

The Board is actively engaged in overseeing and reviewing the Company's strategic direction and objectives, taking into account (among other considerations) Resideo's risk profile and exposures. It is management's responsibility to manage risk as overseen and assessed by the Board. The Board receives regular updates on risk exposures, and there is open communication between management and the directors. The Company has established processes to report and monitor for material risks applicable to the Company. The Board oversees these reporting processes and annually reviews Resideo's enterprise risk management programs. Furthermore, the Board's independent Chairman of the Board and independent Board committees ensure independent oversight of management's management of risk.

**The Board** as a whole has responsibility for risk oversight, including succession planning relating to the CEO and risks relating to the competitive landscape, cybersecurity, artificial intelligence, strategy, business conditions and capital requirements of the Company. The Committees of the Board also oversee Resideo's risk profile and exposures relating to matters within the scope of their authority. The Board regularly receives detailed reports from the Committees regarding risk oversight in their areas of responsibility.

**The Audit Committee** discusses the Company's risk profile, risk management, and exposure (and Resideo's policies relating to the same) with management, the internal auditors and the independent auditors. Such discussions include the Company's major financial risk exposures and the steps management has taken to monitor and control these exposures. The Audit Committee is also charged with oversight of Resideo's Integrity & Compliance program, supply chain resiliency risk (in collaboration with the Nominating and Governance Committee), product quality risk and risks relating to enterprise-wide cybersecurity, including review of the state of the Company's cybersecurity program, emerging cybersecurity developments and threats and the Company's strategy to mitigate cybersecurity risks.

**The Compensation and Human Capital Management Committee** considers risks related to the attraction and retention of talent and the design of compensation programs and incentive arrangements. The Compensation and Human Capital Management Committee periodically undertakes a review of Resideo's incentive structure to avoid encouraging material risk taking through financial incentives.

**The Nominating and Governance Committee** considers risks related to the Company's reputation, corporate governance, corporate responsibility programs, health and safety issues, supply chain processes (in collaboration with the Audit Committee), anti-discrimination and anti-harassment efforts, insider trading policies and procedures, policies and practices related to political contributions and community/government relations. The Nominating and Governance Committee also oversees succession planning for the Board and the appropriate assignment of directors to the Board Committees for risk oversight and other areas of responsibilities.

**The Finance Committee** considers risks related to the Company's capital structure, capital allocation decisions, financial condition, leverage and financial strategies, interest rate risk, insurance practices and strategy, expense management and strategic mergers, acquisitions, investments and dispositions.

**The Innovation and Technology Committee** considers risks related to the Company's overall technology and innovation strategies and its product technology program, including with respect to artificial intelligence.



# Enterprise Risk Management Program

As a part of its overall risk management strategy, the Company has implemented an Enterprise Risk Management ("ERM") program to identify and monitor key risks. The ERM program is designed to identify, assess, and monitor management of key risks that are aligned with the Company's strategic and business objectives. The ERM program is overseen and governed by the Audit Committee and managed by members of senior management with assistance from the Company's Internal Audit function. Working with the ERM program management team, the Board and the Audit Committee regularly assess the overall risks applicable to the Company, its businesses and functions as well as management action plans to mitigate or minimize the risks identified, providing the Audit Committee and the full Board with visibility into the risks that impact us and the plans to mitigate them.

# Nominating Board Candidates – Procedures and Qualifications

**Minimum Qualifications for Director Nominees and Board Member Attributes**

*Board Composition, Characteristics and Skills*

Collectively, the Board must be capable of effectively overseeing risk management, capital allocation and leadership succession. In addition, the composition of the Board, as well as the perspective and skills of its individual members, needs to align with the Company's growth and commercial strategy. Board composition and the members' perspectives and skills should evolve at an appropriate pace to meet the challenges of the Company's changing commercial and strategic goals. The identification and evaluation of director candidates is an essential part of this process.

The Nominating and Governance Committee has primary responsibility for reviewing with the Board, on an annual basis, the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. This assessment includes a consideration of director independence, procedures for shareholder suggestion or nomination of candidates for the Board, and any related requirements of applicable law or listing rules.

The Nominating and Governance Committee considers diversity in the context of the Board as a whole and takes into account the skills, experience and demographics of current and prospective directors to facilitate Board deliberations that reflect a broad range of perspectives. The Nominating and Governance Committee is committed to recruiting director candidates with diverse skill sets, experiences and knowledge who satisfy the Board's nomination criteria and who will otherwise contribute to the collaborative culture of the Board.

*Identifying and Recruiting New Members of the Board*

In the recruiting of potential new members for the Board, the Nominating and Governance Committee, through discussions with the Chairman, CEO and other Board members, identifies specific skill sets, experience and knowledge important for new Board members and prioritizes the same in accordance with the procedures set forth in the Nominating and Governance Committee Charter, the Company's Corporate Governance Guidelines, organizational documents and applicable law. Potential candidates meeting these criteria are then identified either by professional recruiting agencies, reputation or existing Board members. Candidates are interviewed by the Chairman, CEO, Chair of the Nominating and Governance Committee, and other members of the Board, as appropriate, to ensure that candidates not only possess the requisite skills and experience but also the personality, leadership traits, work ethic and independence to effectively contribute as a member of the Board. On successful completion of this process, the Nominating and Governance Committee recommends the proposed candidate to the Board and the Board may nominate the successful candidate for election to the Board at the annual meeting of shareholders or such other time as the Board determines appropriate.

The Nominating and Governance Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has sole authority to approve the search firm's fees and other retention terms. When the Nominating and Governance Committee has retained search firms to identify potential director candidates, it has provided guidance as to the particular experience, skills or other characteristics that the Board is then seeking. The Nominating and Governance Committee may also retain other external advisors, including for the purposes of performing background reviews of potential candidates.



On April 14, 2024, we entered into a definitive agreement pursuant to which we agreed to acquire Snap One Holdings Corp., a leading provider of smart-living products, services, and software to professional integrators. We also entered into an investment agreement (the "Investment Agreement") with CD&R Channel Holdings, L.P. (the "CD&R Stockholder" and, together with its affiliated funds, the "CD&R Investors") and Clayton, Dubilier & Rice Fund XII, L.P. (for the limited purposes set forth in the Investment Agreement) providing for the purchase by the CD&R Stockholder upon and subject to the closing of the acquisition of Snap One Holdings Corp., of shares of Series A cumulative convertible participating preferred stock of Resideo. The Investment Agreement and/or related documentation provides that the CD&R Investors (i) may designate two directors on our Board, for so long as the CD&R Investors beneficially own "purchased shares" equal to at least 10% of our outstanding common stock, determined on an as-converted basis and calculated in accordance with the Investment Agreement, and (ii) may designate one director on our Board, for so long as the CD&R Investors beneficially own "purchased shares" equal to at least 5% but less than 10% of our outstanding common stock, determined on an as-converted basis and calculated in accordance with the Investment Agreement. The CD&R Investors designated Nathan Sleeper and John Stroup to be the designated directors.

### *General Criteria*

In addition to the specific criteria and priorities developed collectively, director candidates are considered by the Nominating and Governance Committee in light of a range of more general criteria, including:

- Demonstration of the highest standards of personal and professional integrity;

- Experience and industry background that align with the Company's strategic and business objectives; and

- Ability and willingness to constructively challenge management through active participation in Board and Committee meetings and to otherwise devote sufficient time to Board duties.

### Shareholder Recommendations for Director Nominees

Any shareholder wishing to recommend a candidate for director should submit the recommendation in writing to Resideo Technologies, Inc., Nominating and Governance Committee, 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. The written submission should comply with all requirements set forth in the Company's Certificate of Incorporation and By-Laws. The Nominating and Governance Committee will consider all candidates recommended by shareholders in the same manner as it considers other candidates so long as they comply with the foregoing procedures and satisfy the minimum qualifications for director nominees and Board member attributes.

### Advance Notice Director Nominations

Resideo's By-Laws provide that any shareholder entitled to vote at an annual meeting of shareholders may nominate one or more director candidates for election at that annual meeting by following certain prescribed procedures. To be timely, the shareholder must provide written notice of the shareholder's intent to make such a nomination or nominations to Resideo's Corporate Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting, except as otherwise provided in our By-Laws. The notice must contain all of the information required in our By-Laws. Any such notice must be sent to Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. For the 2027 annual meeting of shareholders, such notice must be delivered to the Corporate Secretary no earlier than February 3, 2027 and no later than March 5, 2027.

### Proxy Access Director Nominations

In addition to advance notice procedures, our By-Laws also include provisions permitting, subject to certain terms and conditions set forth therein, shareholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors then in office who will be included in our annual meeting proxy statement. Shareholders who wish to nominate a proxy access candidate must follow the procedures described in our By-Laws. Proxy access candidates and the shareholder nominators meeting the qualifications and requirements set forth in our By-Laws will be included in the Company's Proxy Statement and ballot. To be timely, a shareholder's proxy access notice must be delivered to our principal executive offices, Resideo Technologies, Inc.,



16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary, no less than 120 days and no more than 150 days prior to the first anniversary date that we commenced mailing of our definitive proxy statement (as stated in such proxy statement) for the immediately preceding annual meeting, except as otherwise provided in the By-Laws. For the 2027 annual meeting, such notice must be delivered to our principal executive offices no earlier than November 23, 2026 and no later than December 23, 2026.

**Director Onboarding and Continuing Education**

Under our Corporate Governance Guidelines, all new directors participate in an orientation program upon joining the Board. Orientation includes presentations by senior management to familiarize our new directors with Resideo's strategic plans, financial statements and key issues, policies and practices and materials pertaining to the Board and its Committees, corporate governance policies and practices and the Company's businesses, functions, initiatives and processes. Board members may attend, at the Company's expense, seminars, conferences and other continuing education programs designed for directors of public companies. The Board has and will continue to invite external subject matter experts to speak with the directors on subjects of importance to the Company.

# Memberships on Other Boards

Our directors are expected to devote the necessary time and attention to fulfill their responsibilities on the Board. In line with our Corporate Governance Guidelines, directors must notify the chairperson of the Nominating and Governance Committee in advance of accepting an invitation to serve on another public company board.

Under our Corporate Governance Guidelines, directors who serve as executive officers of public companies should not serve on more than two public company boards (including their own). Other directors should not serve on more than four public company boards (including service on our Board) unless the Board determines that such simultaneous service does not impair the ability of such member to effectively serve as a Company Board member.

During its review of a director's potential service on an outside board, the Nominating and Governance Committee may consider any factors it deems relevant, including the following:

- Meeting attendance for our Board and Committee meetings;
- The director's principal occupation;
- The number of other boards on which the director serves, along with the time commitments and demands of those positions;
- The director's role on other boards, with special consideration given to leadership positions on public company boards;
- The description of the business of the additional board in order to allow for a review of any interlocking directorates issues or conflicts as well as to review for potential overboarding concerns;
- The director's contributions during the Company Board and committee meetings;
- Feedback from directors through the annual Board evaluation; and
- The director's overall engagement, impact and preparedness.

All 2026 director nominees are compliant with our outside board commitments policy.

# Board Meetings and Attendance

The Board met nine times in 2025. Each director attended at least 75% of the meetings of the Board and Committees on which the director served. Though we have no specific policy regarding director attendance at annual meetings of shareholders, our directors are expected to attend. All but one of the then-serving directors attended our 2025 annual meeting of shareholders.



# Board and Committee Evaluations

As part of the Board's commitment to good governance, the Board conducts an annual process to assess the effectiveness of the full Board and the operations of its Committees. The Nominating and Governance Committee will oversee the evaluation of the Board as a whole and its Committees and solicit feedback from directors as to whether the Board is continuing to evolve and to be refreshed in a manner that serves our business and strategic needs. After distribution of the self-evaluation materials to directors, the Nominating and Governance Committee receives comments from all directors and reports to the Board, identifying areas for improvement in the performance of the Board and its Committees.

The Nominating and Governance Committee annually reviews the scope and content of the self-evaluation to ensure it is contemporary, appropriate for the needs of the Company and that actionable feedback is solicited on the operation and effectiveness of the Board and its Committees.

Before recommending the re-nomination of a slate of incumbent directors for an additional term, the Nominating and Governance Committee will evaluate whether incumbent directors possess the requisite skills and perspective, both individually and collectively, to continue to serve our business and strategic needs. This assessment will include members' qualification as independent, strength of character, judgment and ability to devote sufficient time to attendance at, and preparation for, Board meetings.



# Shareholder Engagement Regarding Corporate Governance

We view shareholder engagement and open dialogue as an important way to ensure that we understand the views of our shareholders. We regularly engage in a variety of communications and meetings with our investors and potential investors to discuss our business strategy and corporate governance, and to listen to feedback from our shareholders on these matters. In the fall of 2024, we initiated a formal shareholder outreach program related to corporate governance, described below. We are committed to maintaining ongoing dialogue with our shareholders.

| 2025 SHAREHOLDER GOVERNANCE ENGAGEMENT SUMMARY | |
| --- | --- |
| **OUTREACH** | • During fall 2025, we reached out to over 35 of our largest shareholders, representing over 80% of our outstanding shares, to gain a better understanding of their views regarding our corporate governance, corporate responsibility and executive compensation practices. |
| **ENGAGEMENT** | • In addition to our governance engagement, throughout the year, we engage with our shareholders through our quarterly earnings calls, annual shareholder meeting, investor conferences, and individual investor meetings.<br>• In response to our governance outreach in fall 2025, we met with any shareholder that expressed an interest in further dialogue. |
| **TOPICS DISCUSSED AND FEEDBACK** | • Governance:<br>  • Overall support for our governance practices including:<br>    • having an independent Board Chair and<br>    • inclusion of a robust director skills matrix in our Proxy Statement.<br>  • Expressed interest in succession plans related to the previously announced CEO succession and anticipated ADI Spin-Off.<br>• Compensation:<br>  • Overall, positive feedback on our long-term incentive program, including that long-term performance is heavily weighted given our three-year performance period and the recent inclusion of a return on invested capital metric.<br>  • Discussion of special equity awards and selection of index for measuring relative shareholder return in the long-term incentive program.<br>• Corporate Responsibility:<br>  • Overall support for our corporate responsibility program.<br>  • Good conversations around our carbon reduction targets, including our scope 3 initiatives and integration of sustainability into our innovation, product development, manufacturing and product life cycle systems and practices. |
| **RESPONSIVENESS** | • Governance<br>  • The Board will continue to review director skills and disclosure thereof annually.<br>  • The Board has proposed that Andy Teich, an independent non-employee director, continue to serve as Chair following this year's annual meeting.<br>  • In the fall of 2025, Resideo provided additional detail regarding succession planning related to the previously announced ADI Spin-Off. As described in more detail in this Proxy Statement, following the ADI Spin-Off it is expected that Rob Aarnes will become President and Chief Executive Officer of ADI and Tom Surran will become President and Chief Executive Officer of Resideo.<br>• Compensation:<br>  • Resideo will continue to utilize a pay for performance philosophy and consider feedback from shareholders on our executive compensation program.<br>• Corporate Responsibility:<br>  • We plan to continue our corporate responsibility procedures and initiatives, including those practices related to measurement and reduction of greenhouse gas emissions, as well as our reporting on corporate responsibility. For additional information regarding our corporate responsibility practices, please see "Corporate Responsibility at Resideo" as well as our 2024 Corporate Responsibility Report published in August 2025.<br>  • The Board and committees continue to consider and review all matters raised by shareholders during our engagement meetings. |

resideo

# Non-Employee Director Compensation

## Director Compensation

Our Compensation and Human Capital Management Committee, with assistance from FW Cook, its independent compensation consultant, periodically reviews and makes recommendations to our Board regarding the form and amount of compensation for non-employee directors. Directors who are also our employees receive no compensation for service on our Board.

We believe that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the Board and its committees, and an equity component, designed to align the interests of directors and shareholders.

In April 2025, the Compensation and Human Capital Management Committee reviewed market data on director compensation among the Company's peer group, and based on its review and conclusion that total director compensation was below the peer median, the committee recommended, and the Board approved, the following changes to director compensation:

- An increase in the annual cash retainer for members of the board of directors from $90,000 to $95,000 effective July 1, 2025; and

- An increase in the value of the annual equity retainer for members of board of directors from $160,000 to $165,000 effective the date of the next annual meeting of shareholders.

In October 2025, the Compensation and Human Capital Management Committee recommended, and the Board approved, an annual cash retainer for Mr. Teich's service as Chairman of the Board of $175,000 and the Board also approved an additional annual cash retainer for Mr. Teich of $325,000 in recognition of his board leadership and significant additional duties related to the anticipated ADI Spin-Off. The special cash retainer for the ADI Spin-Off was approved by the Board to continue until such time as the ADI Spin-Off is completed.

The table below outlines the current annual compensation program for our non-employee directors.

| Board of Directors Annual Cash Compensation | Annual Retainer ($) | |
|---|---|---|
| Member of the Board of Directors | 95,000[1] | |
| Chairman of Board—Additional Cash Retainer | 175,000[2] | |
| Additional Special Chair Retainer – Oversight of Anticipated ADI Spin-Off | 325,000 | |
| **Board Committee Membership—Additional Cash Retainers:** | **Chair[3]** | **Member** |
| Audit Committee | 25,000 | 12,500 |
| Compensation and Human Capital Management Committee | 20,000 | 10,000 |
| Finance Committee | 15,000 | 7,500 |
| Nominating and Governance Committee | 15,000 | 7,500 |
| Innovation and Technology Committee | 15,000 | 7,500 |

(1) The annual retainer was $90,000 prior to July 1, 2025.
(2) The Chairman retainer was $125,000 prior to October 2025.
(3) Committee Chair retainers include the member retainer fees.

| Board of Directors Annual Equity Compensation | Annual Retainer ($) |
|---|---|
| Annual Restricted Stock Units ("RSUs") | 165,000 |

Cash elements are paid in quarterly installments in arrears and pro-rated if necessary, including for changes in committee service or for partial years of service. The RSUs are granted on the date of each Annual Meeting of Shareholders and generally vest on the earliest of the first anniversary of the date of grant, the next annual meeting of shareholders, the director's death or disability, or removal from the Board coincident with the occurrence of a



change in control. Directors who join the Board between Annual Meetings generally receive a pro-rated RSU grant. We do not separately compensate our directors for attending Board or committee meetings.

## Director Deferred Compensation Plan

The Resideo Deferred Compensation Plan for Non-Employee Directors (the "Director Deferred Compensation Plan") encourages our directors to defer a portion of their cash compensation to be held in the form of equity or deferred cash, which can only be paid at the end of their tenure on the Board or in other limited circumstances. In addition, non-employee directors are also permitted to defer their annual equity award in accordance with the terms of our 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. (the "Director Stock Plan").

Prior to the first day of each calendar year, each non-employee director may (i) elect to defer all of his or her annual cash retainer fees as well as any annual committee and chair fees other than reimbursements otherwise payable to him or her by the Company into deferred stock units ("DSUs") or deferred cash pursuant to the Director Deferred Compensation Plan, and (ii) elect to defer payment of his or her annual equity grant of RSUs into DSUs, effective once the award has vested in accordance with its terms and conditions. Each DSU under the Director Deferred Compensation Plan, and each vested RSU that a non-employee director has elected to defer under the terms of the Director Stock Plan, represents the right to receive one share of our common stock generally on the first day of the seventh calendar month following the date the non-employee director incurs a separation of service from us.

## Other Benefits

Non-employee directors are also provided with $350,000 in business travel accident insurance.

## Director Compensation for 2025

In 2025, each non-employee director received his or her annual cash retainer amount in addition to the annual equity retainer award of RSUs with a grant date fair value of approximately $165,000. Each of our non-employee directors has the ability to elect to defer all of his or her annual cash retainer as well as his or her annual equity retainer award pursuant to the terms of our Director Deferred Compensation Plan and Director Stock Plan, respectively, as discussed above. The table below reflects the 2025 compensation paid to our non-employee directors.

| Director Name | Fees Earned or Paid in Cash ($) | Stock Awards[1] ($) | Total ($) |
|---|---|---|---|
| Andrew Teich[2], Chairman of the Board | 691,107 | 93,240 | 784,347 |
| Paul Deninger | 126,250 | 164,996 | 291,246 |
| Cynthia Hostetler | 113,750 | 164,996 | 278,746 |
| Brian Kushner | 111,250 | 164,996 | 276,246 |
| Jack Lazar[3] | 123,722 | 164,996 | 288,718 |
| Nina Richardson | 108,750 | 164,996 | 273,746 |
| Nathan Sleeper[4] | 93,125 | 164,996 | 258,121 |
| John Stroup[4] | 93,750 | 164,996 | 258,746 |
| Sharon Wienbar | 118,750 | 164,996 | 283,746 |
| Kareem Yusuf | 110,625 | 164,996 | 275,621 |

(1) The stock award values set forth in the above 2025 Director Compensation Table represent the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. Annual equity retainer awards in the form of RSUs totaling 7,887 shares were granted to non-employee directors on June 4, 2025, with a fair value of $20.92 per share, except Mr. Teich received an annual equity retainer grant for 4,457 shares as he had reached the annual plan limit of 20,000 shares to any non-employee director due to elective deferrals of cash into DSUs. The excess value from his annual equity retainer, which totaled $71,760, was credited to Mr. Teich's deferred cash account.



(2) Included in the Fees Earned or Paid in Cash to Mr. Teich are $311,222 in cash retainers, which Mr. Teich elected to defer as DSUs. These DSUs are fully vested when granted but will not be distributed to Mr. Teich until he leaves the Board in accordance with the provisions of the Director Deferred Compensation Plan. As noted above, once Mr. Teich reached the annual share limit under the Director Deferred Compensation Plan, an additional $308,125 of deferred cash retainers were credited to his deferred cash account.

(3) Included in the Fees Earned or Paid in Cash for Mr. Lazar are $123,722 in cash retainers, which Mr. Lazar elected to defer as DSUs. These DSUs are fully vested when granted but will not be distributed to Mr. Lazar until he leaves the Board in accordance with the provisions of the Director Deferred Compensation Plan.

(4) The cash retainers shown in the table above for Mr. Sleeper and Mr. Stroup were paid directly to Clayton Dubilier & Rice, LLC ("CD&R").

A more detailed discussion of the assumptions used in the valuation of stock awards made in fiscal year 2025 may be found in Note 8 to the Financial Statements in the Company's Form 10-K for the year ended December 31, 2025.

| Director Name | Outstanding Equity Awards as of 12/31/2025 (#) |
| --- | --- |
| Andrew Teich | 4,457 |
| Paul Deninger | 7,887 |
| Cynthia Hostetler | 7,887 |
| Brian Kushner | 7,887 |
| Jack Lazar | 7,887 |
| Nina Richardson | 7,887 |
| Nathan Sleeper[1] | 7,887 |
| John Stroup[1] | 7,887 |
| Sharon Wienbar | 7,887 |
| Kareem Yusuf | 7,887 |

(1) The shares underlying the RSUs issued to Mr. Sleeper and Mr. Stroup are required to be transferred to CD&R upon vesting per the terms of their appointment to the Board by CD&R. The table above excludes outstanding vested deferred share unit awards.

## Stock Ownership Guideline for Non-Employee Directors

To further align the interests of our non-employee directors with the long-term interests of our shareholders, non-employee directors are required to own, by the fifth anniversary of their appointment to the Board and until their separation from service from the Board, common stock with a value of at least five times the value of the annual cash retainer in effect at the time they became a director. For purposes of the guidelines, share ownership includes shares of Resideo common stock, RSUs and deferred stock units. Accordingly, the guidelines align our directors' economic interests in the performance of the Company with those of our shareholders.

As of December 31, 2025, all directors have met the minimum stock ownership required under our stock ownership guidelines. Mr. Sleeper and Mr. Stroup are deemed to have satisfied the stock ownership requirement based on CD&R's ownership of Resideo stock per the terms of the Investment Agreement.



# Other Executive Officers

In addition to Mr. Geldmacher, whose biographical information is included above, the following is a list of individuals serving as executive officers of Resideo as of the date of this Proxy Statement. All of Resideo's executive officers have been appointed by the Board and serve at the discretion of the Board and CEO. There are no family relationships among any of our executive officers.

| NAME, AGE, FIRST YEAR APPOINTED AN EXECUTIVE OFFICER | POSITION | BUSINESS EXPERIENCE |
| --- | --- | --- |
| **Robert Aarnes**, 56, 2018 | President, ADI Global Distribution | Mr. Aarnes has served as President of the ADI Global Distribution segment since 2018 and is expected to serve as Chief Executive Officer of ADI following the ADI Spin-Off. Prior to joining the Company, Mr. Aarnes served as president of Honeywell's ADI Global Distribution business since January 2017. Mr. Aarnes served as vice president and general manager of Honeywell's ADI North America business from November 2014 to January 2017. Mr. Aarnes served as vice president of operations of Honeywell's ADI North America business from January 2013 to November 2014. Prior to joining Honeywell, Mr. Aarnes served as president and chief executive officer of GUNNAR Optiks, LLC, a company that specializes in developing and manufacturing digital eyewear, from September 2008 to November 2012. Since 2024, Mr. Aarnes serves on the Board of Directors of MSC Supply (NYSE: MSM). Mr. Aarnes received his bachelor's degree in political science from the United States Naval Academy and his MBA in management from San Diego State University. |
| **Michael Carlet**, 58, 2024 | Chief Financial Officer | Prior to joining the Company, Mr. Carlet served as the Chief Financial Officer of Snap One Holdings Corp. from 2014 to 2024. Prior to joining Snap One Holdings Corp., Mr. Carlet served as Chief Operating Officer and Chief Financial Officer of the automotive division of Sears Holdings from 2013 to 2014. Prior to Sears, Mr. Carlet spent over 15 years with Driven Brands, Inc., the parent company of Meineke Car Care Centers, Inc., Maaco Franchising, Inc. and other automotive franchise brands, where he served as Chief Financial Officer from 2002 to 2013 and as Controller from 1997 to 2000. He began his career in public accounting with Ernst & Young Global Ltd. Mr. Carlet received his BA in Accounting from the Catholic University of America, and his MBA from Wake Forest University School of Business. |
| **Stephen Kelly,** 58, 2018 | Executive Vice President and Chief Human Resources Officer | Prior to joining the Company, Mr. Kelly served as vice president of Human Resources and Communications for Honeywell's aerospace business from 2014 to 2018. Mr. Kelly was the vice president of Corporate Human Resources, Organizational Development & Learning at Honeywell from 2013 to 2014. Mr. Kelly joined Honeywell in 2008 and has served in various human resources leadership positions for Honeywell's aerospace business. He was vice president of Human Resources for Honeywell's aerospace business's commercial segment in 2013. Previously, Mr. Kelly was vice president of Human Resources for Honeywell's Aerospace Defense & Space unit from 2011 to 2013. He was vice president of Human Resources for Honeywell's aerospace Engineering & Marketing unit from 2008 to 2011. Prior to joining Honeywell, Mr. Kelly was vice president of Human Resources for the Dental business at Danaher Corporation, a global science and technology innovator, from 2007 to 2008. Mr. Kelly was Vice President of the EMEA region and global head of staffing and talent management of the Industrial Technologies business at Danaher from 2005 to 2007. Prior to joining Danaher, Mr. Kelly was the head of Human Resources for BHA Group, Inc., a leading global supplier of replacement parts and services for industrial air pollution control systems. Mr. Kelly received his bachelor's degree in personnel administration from the University of Kansas and a master's degree in organizational development from Ottawa University. |

| NAME, AGE, FIRST YEAR APPOINTED AN EXECUTIVE OFFICER | POSITION | BUSINESS EXPERIENCE |
|---|---|---|
| **Jeannine Lane,** 65, 2018 | Executive Vice President, General Counsel and Corporate Secretary | Prior to joining the Company, Ms. Lane was the Vice President and General Counsel of Honeywell Homes since January 2018. She was the Vice President and General Counsel of Honeywell Security and Fire from 2015 to 2017, Honeywell Fire Business and Honeywell Safety Business from 2014 to 2015, Honeywell Life Safety Business from 2013 to 2014 and Honeywell Security from 2004 to 2013. Prior to Honeywell, Ms. Lane served as the Vice President and General Counsel of Prestone Products Corporation, an automotive consumer car care company. Ms. Lane serves on the board of directors of Janus International Group, Inc. (NYSE: JBI). Ms. Lane holds a bachelor's degree in English and Political Science from SUNY University at Albany and a Doctorate of Law from Albany Law School. |
| **Tom Surran**, 63, 2023 | President, Products and Solutions | Mr. Surran has served as President of the Products and Solutions segment since 2023 and is expected to serve as Chief Executive Officer of Resideo following the ADI Spin-Off. Prior to joining the Company, Mr. Surran was Chief Operating Officer of FLIR Systems, Inc., a multinational company focused on the development of innovative imaging and sensing technologies for military, industrial and commercial applications, from January 2014 to September 2017. He was President, FLIR Commercial Systems from May 2013 to January 2014 and Managing Director of Raymarine Ltd, CFO of FLIR Commercial Systems and Vice President of FLIR Systems from May 2010 to May 2013. Mr. Surran received a Bachelor of Science from Xavier University and an MBA from the University of Chicago. |



# Corporate Responsibility at Resideo

Our Board of Directors and its committees play a key role in oversight of our corporate responsibility efforts. Our Nominating and Governance Committee oversees and reports to the Board on the Company's role as a responsible corporate citizen, including its corporate responsibility and sustainability programs. Our Compensation and Human Capital Management Committee oversees our plans, policies and programs relating to hiring, development and retention of talent, and assists the Board in oversight of our policies relating to human capital management. Our external and internal viewpoints are aligned: we hold ourselves accountable to our people, our communities, the environment, and our brand.

Our corporate responsibility strategy is supported by a framework rooted in innovative solutions to help make homes and buildings more energy efficient, safer, more secure, and better for the environment, committing to creating a positive work environment for our employees, driving positive impact in our communities and maintaining a foundation of trust. These are the cornerstones of Resideo's commitment to help protect what matters most.

Our mission, purpose and values remain the foundation of everything we do, and we recognize the significant role we play in shaping a better future for our employees, customers and communities. Our strategy focuses on efficient, sustainable solutions that enhance comfort, safety and security, and support our communities. It is built on four core focus areas that inform our work across our business units:

1. Sustainable Innovation: Support the designing of energy efficient and resource-conscious products that help customers reduce their environmental impact while enhancing safety and well-being.

2. Operational Responsibility: Advance cradle-to-grave sustainability through life cycle analysis (LCA) and apply end-to-end (E2E) principles across design, packaging, operations and logistics to drive efficiency and reduce environmental impact.

3. People & Community: Create a positive, inclusive work environment that fosters employee growth, engagement and well-being while driving meaningful impact in the communities where we operate.

4. Governance & Accountability: Uphold strong governance practices that promote ethical leadership, transparency and long-term value creation for our stakeholders.

Resideo's corporate responsibility report and additional information about Resideo's corporate responsibility efforts are available at: www.resideo.com/sustainability.



# Related Party Transactions

## Review, Approval and Ratification of Transactions with Related Parties

The Company has a written Policy Concerning Related Party Transactions (the "Policy") regarding the review and approval or ratification of transactions between the Company and related parties. The Policy applies to any transaction in which Resideo or its subsidiary is a participant, the amount involved exceeds $120,000 and a related party has a direct or indirect material interest. A related party means any director or executive officer of the Company, any nominee for director, any shareholder known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities and any immediate family member of any such persons.

Under the Policy, reviews are conducted by management to determine which transactions or relationships should be referred to the Audit Committee for consideration. The Audit Committee then reviews the material facts and circumstances regarding a transaction and determines whether or not the transaction is fair and reasonable and consistent with the Policy. Under the Policy, any related party transaction must be submitted for prior approval where reasonably possible or, if not approved in advance, submitted for ratification. The Policy is in addition to the provisions addressing conflicts of interest in our Code of Business Conduct and any similar policies regarding conflicts of interest adopted by the Board. Our directors, executive officers and all other employees are expected to comply with the Code of Business Conduct.

## Certain Transactions with Related Parties

As described above, we entered into the Investment Agreement with the CD&R Stockholder, pursuant to which the CD&R Stockholder became a related party. In addition to the right to designate directors to our Board, the Investment Agreement provides the CD&R Investors with customary preemptive rights to participate in future equity and equity-linked issuances up to the extent necessary to maintain their pro rata ownership percentage, subject to customary exceptions. The Investment Agreement also provides that, for the longer of June 14, 2027 and 12 months after the date on which the CD&R Investors no longer have a designee on the Board, subject to customary exceptions, the CD&R Investors will be subject to customary standstill restrictions, including restrictions on acquiring additional shares of our common stock that would cause the CD&R Investors to beneficially own more than 19.9% of the then outstanding common stock (assuming the conversion into common stock of all shares of Series A Preferred Stock then held by the CD&R Investors). Subject to certain exceptions, under the Investment Agreement, the CD&R Investors are restricted from transferring to a non-affiliate the Series A Preferred Stock or any shares of our common stock received upon conversion thereof until June 14, 2026. We also entered into a registration rights agreement with the CD&R Stockholder that provides customary registration rights with respect to our common stock received upon conversion of the Series A Preferred Stock for the CD&R Investors. Pursuant to such registration rights, the CD&R Investors have, subject to certain limitations, the right to require us to register their shares of common stock on six separate occasions and have piggyback registration rights with respect to offerings by us.



# Beneficial Ownership

## Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership of the Company's common stock and other equity securities with the SEC within specified periods. Due to the complexity of the reporting rules, the Company undertakes to file such reports on behalf of its directors and executive officers and has instituted procedures to assist them with these obligations. Based solely on a review of filings with the SEC and written representations from the Company's directors and executive officers, the Company believes that in 2025 all of its directors and executive officers filed the required reports on a timely basis with respect to Resideo's equity securities under Section 16(a), except for a (i) Form 4 for Mr. Carlet which was filed on January 6, 2025 reporting the forfeiture of shares for tax withholding upon vesting of RSUs on August 15, 2024 and (ii) Form 4 for Ms. Richardson which was filed on April 10, 2026 reporting one transaction for shares sold on August 12, 2025 pursuant to a Rule 10b5-1 trading agreement.

## Stock Ownership of Certain Beneficial Owners

The following shareholders reported to the SEC that they beneficially owned more than 5% of Resideo common stock or preferred stock as of December 31, 2025.

| Name and Address of Beneficial Owner | Title of Class | Amount and Nature of Beneficial Ownership (#) | Percent of Class[1] |
|---|---|---|---|
| CD&R Channel Holdings II, L.P. c/o Clayton Dubilier & Rice, LLC 550 Madison Avenue, 32nd Floor New York, NY 10022 | Series A Preferred Stock | 498,500 | 100% |
| | Common Stock | 33,478,322[2] | 19.70% |
| BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | Common Stock | 19,722,433[3] | 13.02% |
| The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355 | Common Stock | 14,649,947[4] | 9.67% |
| Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746 | Common Stock | 7,894,069[5] | 5.21% |

(1) Percentage ownership based on the number of shares beneficially owned in each beneficial owner's latest Schedule 13G filing divided by the number of shares of Common Stock outstanding as of April 7, 2026.

(2) According to Schedule 13D/A filed with the SEC on November 13, 2025, CD&R Channel Holdings II, L.P. ("CD&R Holdings II") is the beneficial owner of 33,478,322 shares of common stock (with sole voting power with respect to 0 shares, shared voting power with respect to 33,478,322 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 33,478,322 shares). The shares reported represent 18,517,830 shares of common stock issuable upon conversion of 498,500 shares of Series A Preferred Stock held by CD&R Channel Holdings, L.P. ("CD&R Holdings") and 14,960,492 shares of common stock held directly by CD&R Holdings II. CD&R Holdings II and CD&R Investment Associates XII, Ltd. ("CD&R Investment Associates") may be deemed to beneficially own the shares held by CD&R Holdings because CD&R Holdings is wholly owned by CD&R Holdings II and CD&R Investment Associates is the general partner of CD&R Holdings II, but each of CD&R Holdings II and CD&R Investment Associates expressly disclaims such beneficial ownership. CD&R Investment Associates may be deemed to beneficially own the 14,960,492 shares of Common Stock that are held directly by CD&R Holdings II because CD&R Investment Associates is the general partner of CD&R Holdings II, but CD&R Investment Associates expressly disclaims such beneficial ownership. Investment and voting decisions with respect to the reported securities are made by majority vote of an investment committee of limited partners of CD&R Associates XII, L.P. ("CD&R Associates") that consists of more than ten individuals, each of whom is also an investment professional of CD&R (the "Investment Committee"). All members of the Investment Committee expressly disclaim beneficial ownership of the shares held by CD&R Holdings II. CD&R Investment Associates is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Investment Associates, may be deemed to share beneficial ownership of the reported securities. Such persons expressly disclaim such beneficial ownership.



(3)    According to Schedule 13G/A filed with the SEC on October 17, 2025, BlackRock, Inc. is the beneficial owner of 19,722,433 shares (with sole voting power with respect to 19,389,943 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 19,722,433 shares and shared dispositive power with respect to 0 shares).

(4)    According to Schedule 13G/A filed with the SEC on January 30, 2026, The Vanguard Group, in its capacity as investment adviser to certain managed accounts and investment fund vehicles on behalf of investment advisory clients, is the beneficial owner of 14,649,947 shares (with sole voting power with respect to 0 shares, shared voting power with respect to 1,073,898 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 14,649,947 shares). The Vanguard Group subsequently reported on a Schedule 13G/A filed on March 27, 2026 that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Resideo securities beneficially owned by various Vanguard subsidiaries and/or business divisions. The Vanguard Group also reported on this 13G/A that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, will report beneficial ownership separately (on a disaggregated basis).

(5)    According to Schedule 13G filed with the SEC on October 31, 2024, Dimensional Fund Advisors LP, in its capacity as investment adviser to certain managed accounts and investment fund vehicles on behalf of investment advisory clients, is the beneficial owner of 7,894,069 shares (with sole voting power with respect to 7,640,645 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 7,894,069 shares and shared dispositive power with respect to 0 shares).



# Stock Ownership of Directors and Executive Officers

The following table shows the ownership of Resideo common stock, as of April 7, 2026, by each director, each of the NEOs, and all current directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254. Executive officers and directors are subject to stock ownership guidelines. Please see the "Compensation Discussion and Analysis" for a discussion of executive stock ownership guidelines and the "Stock Ownership Guideline for Non-Employee Directors" for a discussion of non-employee stock ownership guidelines.

| Name | Shares of Common Stock[1] | Rights to acquire Shares of Common Stock[2] | Total[3] | Percentage of Class Beneficially Owned | Deferred Share Units[4] |
|---|---|---|---|---|---|
| **Non-Employee Directors** | | | | | |
| Paul Deninger | 66,939 | 7,887 | 74,826 | * | — |
| Cynthia Hostetler | 6,143 | — | 6,143 | * | 47,167 |
| Brian Kushner | 56,684 | 7,887 | 64,571 | * | — |
| Jack Lazar | 45,209 | — | 45,209 | * | 71,501 |
| Nina Richardson | 27,477 | 7,887 | 35,364 | * | 22,522 |
| Nathan Sleeper[5] | — | 7,887 | 7,887 | * | — |
| John Stroup[5] | — | 7,887 | 7,887 | * | — |
| Andrew Teich | 263,223 | — | 263,223 | * | 86,152 |
| Sharon Wienbar | 39,606 | — | 39,606 | * | 40,949 |
| Kareem Yusuf | 940 | — | 940 | * | 34,995 |
| **Named Executive Officers** | | | | | |
| Jay Geldmacher[6] | 714,074 | 237,035 | 951,109 | * | |
| Mike Carlet | 65,164 | 4,420 | 69,584 | * | |
| Robert Aarnes | 227,295 | 107,989 | 335,284 | * | |
| Tom Surran | 46,418 | — | 46,418 | * | |
| Jeannine Lane | 161,783 | — | 161,783 | * | |
| **All Current Directors and Executive Officers as a Group (16 individuals)** | **1,989,530** | **388,879** | **2,378,409** | **1.6%** | **303,286** |

\* Indicates that the percentage of beneficial ownership does not exceed 1%, based on 151,421,223 shares of Company common stock outstanding as of April 7, 2026.

(1) This column includes shares held of record, shares held by a bank, broker or nominee for the person's account, shares held through family trust arrangements and shares held jointly with the named individuals' spouses.

(2) This column includes shares of Company common stock that may be acquired under employee stock options that are exercisable as of April 7, 2026 or will become exercisable within 60 days thereafter and shares subject to RSUs that will vest within 60 days of April 7, 2026. No non-employee directors have Company stock options.

(3) This table does not include performance-based RSUs or time-based stock options and RSUs that will not be earned and/or paid within 60 days of April 7, 2026.

(4) Beneficial ownership excludes shares of deferred stock units credited to each individual non-employee director's deferred stock account as of April 7, 2026. Seven months after a director's termination of service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through the issuance of common shares. The information in the column "Deferred Stock Units" is not required by the rules of the Securities and Exchange Commission because the deferred stock units carry no voting rights, and the non-employee director has no right or ability to convert the deferred stock units to common stock within 60 days of April 7, 2026. Nevertheless, we believe this information provides a more complete picture of the financial stake our directors have in our Company.

(5) The RSUs issued to Mr. Sleeper and Mr. Stroup are held for the benefit of, and the director is obligated to transfer the shares of Company common stock received in settlement thereof to, CD&R, or an affiliate thereof, and each such director therefore disclaims beneficial ownership of such RSUs.

(6) Mr. Geldmacher is also a director of Resideo.

resideo

# Executive Compensation

# Proposal 2: Advisory Vote to Approve Executive Compensation

We seek an annual non-binding advisory vote from our shareholders to approve the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis" section below and the accompanying compensation tables. This vote is commonly known as "Say-on-Pay."

We encourage you to read the "Compensation Discussion and Analysis" and accompanying compensation tables to learn more about our executive compensation programs and policies. Our Board believes that its 2025 compensation-related pay decisions and our executive compensation programs align the interests of shareholders and executives by emphasizing variable compensation tied to achieving measurable goals that drive value.

This vote is not intended to address a specific item of compensation, but rather our overall compensation policies and procedures related to the Named Executive Officers. Because the Say-on-Pay vote is advisory, it will not be binding upon our Board. However, our Board will take into account the outcome of the vote and discussions with investors when considering future executive compensation arrangements.

Our Board recommends that shareholders vote in favor of the following resolution:

"**RESOLVED**, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

> **The Board of Directors unanimously recommends a vote "FOR" Proposal 2, to approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as stated in the above resolution.**



# COMPENSATION DISCUSSION AND ANALYSIS

## Executive Summary

**Our Named Executive Officers**

This Compensation Discussion and Analysis ("CD&A") describes the basic objectives, principles, decisions and rationale underlying our executive compensation policies and decisions made by the Compensation and Human Capital Management Committee of the Board (referred to as the "Committee" throughout the Executive Compensation section). The CD&A describes the material elements of the compensation of our executive officers identified below (the "Named Executive Officers" or "NEOs") for fiscal 2025:

| NAMED EXECUTIVE | POSITION(S) |
| --- | --- |
| Jay Geldmacher | President and Chief Executive Officer |
| Michael Carlet | Executive Vice President, Chief Financial Officer |
| Robert Aarnes | President, ADI Global Distribution |
| Tom Surran | President, Products & Solutions |
| Jeannine Lane | Executive Vice President, General Counsel & Corporate Secretary |

# Our Executive Compensation Philosophy and Approach

We operate in a highly competitive and rapidly evolving market. Our ability to compete and succeed in this environment depends on our ability to recruit, incentivize and retain talented individuals.

We strive to create a compensation program for our employees, including our executives, that provides a compelling and engaging opportunity. The program offers rewards for performance and engages our participants by requiring them to focus on driving the business to generate long-term value for our shareholders. We believe this approach is building a performance-driven leadership culture. Utilizing this philosophy, our executive compensation program has been designed to:

- Provide competitive pay levels using our peer group data for market context;

- Create sustained increases in shareholder value through incentives designed to drive high performance;

- Drive revenue growth and margin expansion and accelerate innovation;

- Reward achievement of near- and long-term business performance targets;

- Make pay decisions based on an executive's skills and responsibilities, individual performance, experience, importance to the organization, retention, affordability and internal pay equity; and

- Deliver compensation in accordance with good governance practices that do not encourage undue risk-taking by our executives.

Our executive compensation program for 2025 utilized net revenue and operating income margin as components of our annual incentive plan. At least 50% of our long-term incentive award is based on performance, with 25% linked to relative total shareholder return and 25% linked to return on invested capital, with both performance measures designed to reinforce our belief that the interests of our executive team must be intricately linked to that of our shareholders. We remain committed to best practices in compensation governance for public companies, as described in more detail below, and will regularly review our executive compensation strategy to maintain alignment with our objectives.



**Our Commitment to Compensation Best Practices**

As part of our executive compensation program, the Committee is committed to regularly reviewing and considering best practices in governance in executive compensation. We maintain the following policies and practices that guide our ongoing, annual executive compensation program.

| WHAT WE DO | WHAT WE DON'T DO |
|---|---|
| ✔ Maintain robust stock ownership guidelines requiring our officers and directors to hold a significant ownership position in the Company | ✖ Allow hedging or pledging of our securities by our directors and employees, including our NEOs |
| ✔ Provide compensation packages heavily weighted toward equity compensation to align incentives with shareholder interests | ✖ Backdate or spring-load equity awards |
| ✔ Tie our incentive compensation programs to the metrics that we believe will drive shareholder value | ✖ Reprice stock options or stock appreciation rights without shareholder approval |
| ✔ Use multiple performance metrics for our annual incentive plan with goals directly linked to our annual operating plan that drives our growth plan | ✖ Offer any compensation programs or policies that reward excessive risk-taking |
| ✔ Ensure a significant portion of our NEOs' compensation is variable and based on Company performance | ✖ Provide multi-year guaranteed payments to executive officers |
| ✔ Grant PSUs that require above-median TSR (55th percentile) to earn the target level of shares | ✖ Offer tax reimbursement payments or gross-ups on any severance or change in control payments |
| ✔ Retain an independent compensation consultant, selected by the Committee, to advise on competitive compensation practices | ✖ Provide any significant perquisites |
| ✔ Require a double-trigger for any severance benefits to our NEOs provided in connection with a change in control of the Company | ✖ Enter into or amend an agreement with an executive officer that provides cash severance benefits exceeding 2.99x base plus bonus without advisory shareholder ratification |
| ✔ Require our NEOs, where permitted by law, to sign non-competition and intellectual property agreements | |
| ✔ Set the annual goals for our CEO with consultation and regular performance evaluations by our independent directors | |
| ✔ Maintain a compensation recoupment ("clawback") policy triggered by an accounting restatement of the Company's financial statements, which is applicable to all our Section 16 officers, including the NEOs | |
| ✔ Evaluate and manage risk in our compensation programs | |

# Shareholder Engagement

Each year, we carefully consider the results of our shareholder say-on-pay vote from the preceding year. In 2025, approximately 82.4% of the votes cast supported our executive compensation decisions. The Committee considers the results of the annual advisory vote on executive compensation as a strong data point in its executive compensation decisions.



In fall 2025, we reached out to over 35 of our largest shareholders, representing over 80% of our outstanding shares, to gain a better understanding of their views regarding our executive compensation practices. Overall, we received positive feedback regarding our executive compensation programs, including our long-term incentive program, which is heavily weighted toward long-term performance with a three-year performance period, and which recently included an additional metric of return on invested capital. We received feedback regarding special equity awards and selection of the index for measuring relative shareholder return in our long-term incentive program. Resideo will continue to utilize a pay for performance philosophy and consider feedback from shareholders on our executive compensation program.

**Peer Group and Market Data**

With the assistance of our independent compensation consultant, FW Cook, the Committee selected the companies below to include in our peer group based on similar size revenue and market capitalization as well as alignment with our current profile, targeting industrial and distribution companies and internet and technology companies and focusing on the connected home. The peer companies generally had reported annual revenues within a range of one-third and three times our annual revenues and market capitalization of less than $20 billion at the time of analysis. This peer group was used to support the Committee's 2025 compensation decisions.

- A.O. Smith Corp. (AOS)
- Acuity Brands, Inc. (AYI)
- ADT Inc. (ADT)
- Allegion plc (ALLE)
- CommScope Holding Company, Inc. (COMM)
- Fortune Brands Home & Sec. (FBIN)
- Generac Holdings, Inc. (GNRC)
- Jeld-Wen Holdings, Inc. (JELD)

- Juniper Networks, Inc. (JNPR)
- Lennox International Inc. (LII)
- Masco (MAS)
- NCR Corporation (VYX)
- Owens Corning (OC)
- Pentair plc (PNR)
- Regal Rexnord (RRX)
- UFP Industries (UFPI)
- Watsco, Inc. (WSO)

In selecting the companies included in the 2025 peer group, the Committee approved the removal of Alarm.com and Itron from the 2024 list of peers, and the addition of Masco, Regal Rexnord and UFP Industries, which better align with the selection criteria described above. While the Committee considers peer group information provided by its independent compensation consultant as part of its benchmarking analysis, it also refers to other available resources, including published compensation data from surveys, to fully understand competitive compensation practices in the external marketplace for executive talent.

The Committee uses the peer group benchmark data as one reference point to guide its compensation decisions, although actual compensation levels may vary based on the Committee's consideration of other factors described below.

**Compensation Risk Assessment**

Members of management from our human resources, legal and internal audit functions assess whether our compensation policies and practices encourage excessive or inappropriate risk taking by our employees. This assessment includes a review of the risk characteristics of our business, our internal controls and related risk management programs, the design of our incentive plans and policies, and the impact of risk mitigation features. The Committee provides oversight of our compensation risk assessment process and management reports its findings to the Committee. Management last reported to the Committee on its full review of the compensation programs in 2025, and no material changes were recommended to be made to the compensation programs as a result of the review. Based on this, the Committee does not believe that our compensation programs for employees are reasonably likely to create any material risks on the Company.



# Elements of Compensation

**Overview**

The Committee has the primary authority to determine and approve the compensation of our NEOs. The Committee is charged with reviewing our executive compensation policies and practices annually to ensure that the total compensation paid to our NEOs is fair, reasonable, competitive with our peers and commensurate with the level of expertise and experience of our NEOs.

The Committee reviews and approves the total amount of compensation for our NEOs and the allocation of total compensation among each of the components. The Committee's decisions related to NEO compensation levels and mix for fiscal 2025 were determined principally on the following factors:

- Individual and Company performance;
- Each executive's scope of responsibility and experience;
- The judgment and general industry knowledge obtained through years of service with companies in our industry and other similar industries; and
- Input about competitive market practices from our independent compensation consultant.

The Company's management team and human resources leadership worked closely with the Committee to analyze competitive market practices and effectively design and implement our executive compensation program. Our CEO regularly participates in Committee meetings and develops and provides recommendations to the Committee regarding the compensation for our NEOs (excluding himself) and the design of our incentive compensation programs. Our CEO and other NEOs are not present when their own compensation arrangements are discussed by the Committee.

**Resideo's 2025 Executive Compensation Program**

We have designed both short-term and long-term incentive ("LTI") compensation packages that we believe are competitive and support the compensation objectives described above. The key elements of our compensation program for NEOs are set forth below.

| BASE SALARY | • Salaries are competitive with median market practice for the individual's role, taking into consideration individual performance, experience, scope of role relative to market benchmarks and other factors |
|---|---|
| ANNUAL INCENTIVE PLAN | • Our 2025 annual incentives were tied to achieving growth and profitability targets approved by the Board<br><br>• Financial metrics for 2025 were Net Revenue and Operating Income as a percentage of Net Revenue ("Operating Income Margin"), each on a constant currency basis |
| LONG-TERM INCENTIVES | • Target LTI values were granted to our NEOs through two equity instruments:<br><br> • RSUs representing 50% of the total LTI value for our NEOs, vesting annually over three years in equal, one-third installments; and<br><br> • Performance share units ("PSUs") representing 50% of the total target LTI value for our NEOs (other than our CEO), with potential payout determined based 50% on our relative total shareholder return measured against the total shareholder return of the companies in the S&P 600 Index ("rTSR"), and 50% based on our return on invested capital ("ROIC") during the 3-year performance period.<br><br>• Mr. Geldmacher, our CEO, previously announced his intended retirement from the Company and this transition is expected to occur six months following the appointment of a new CEO, which is now expected to occur in connection with the ADI Spin-Off (the "CEO Retirement"). As a result of the contemplated CEO Retirement, Mr. Geldmacher is no longer eligible to receive annual equity grants under our long-term incentive program. Given, however, that Mr. Geldmacher has remained CEO longer than anticipated in order to permit the appointment of a new CEO in connection with the ADI Spin-Off, the Committee, as noted below, granted the 2026 Equity Grants (as defined below) to Mr. Geldmacher in February 2026. |

The Committee approved a 2025 executive compensation program that reflects our business strategy and a strong pay-for-performance culture. Our rTSR-based PSUs will be earned based on our performance against that of the companies in the S&P 600 Index and our ROIC-based PSUs will be earned based on achievement of our return on invested capital goal, both measured over a three-year performance period and intended to directly align the interests of our NEOs with that of our shareholders. Our RSU awards further align the interests of our NEOs with our shareholders and provide a meaningful retention vehicle.

## 2025 Base Salary

Base salaries provide a competitive level of fixed compensation for our NEOs, which are aligned with their roles and account for additional factors such as their level of experience and individual performance. The Committee considers competitive fixed cash compensation to be an important foundation of a competitive total compensation program that will both retain and motivate our executives. At least annually, the Committee reviews the competitiveness of base salaries relative to external benchmarks and considers changes, as appropriate, taking into consideration market data as well as factors specific to the Company, including key elements of the compensation philosophy described above. For 2025, base salaries for NEOs, other than Messrs. Geldmacher and Surran, were generally increased to reflect market-based increases of 4%, which closely aligned with increases provided to our other employees in the United States. Mr. Geldmacher was not eligible for a base salary increase for fiscal 2025 as a result of the contemplated CEO Retirement and his salary was not increased in 2025. Mr. Surran received a 10.6% increase in his base salary for fiscal 2025 to reflect his outstanding leadership in driving performance of the P&S division, to recognize the enhancements he made to facilitate disciplined new product introduction, and to provide a level of base salary in closer proximity to his peers. Fiscal 2025 annual base salaries for the NEOs, including any change from the prior year, are reflected below:

| Name | Title | 2024 Base Salary | 2025 Base Salary | Percent Increase |
|------|-------|------------------|------------------|------------------|
| Jay Geldmacher | President and Chief Executive Officer | $1,066,000 | $1,066,000 | 0% |
| Michael Carlet | Executive Vice President, Chief Financial Officer | $ 575,000 | $ 600,000 | 4.3% |
| Robert Aarnes | President, ADI Global Distribution | $ 643,700 | $ 670,000 | 4.1% |
| Tom Surran | President, Products & Solutions | $ 565,000 | $ 625,000 | 10.6% |
| Jeannine Lane | Executive Vice President, General Counsel & Corporate Secretary | $ 567,600 | $ 591,000 | 4.1% |

## 2025 Annual Incentive Plan

The fiscal 2025 annual incentive plan provided NEOs the opportunity to earn a cash bonus with a target amount equal to a specified percentage of the NEO's base salary. Under the 2025 annual incentive plan, our NEOs were eligible to receive a payout ranging from a threshold payment of 25% to a maximum of 200% of the target award allocated to the achievement of each financial metric. No bonus is paid if performance under both metrics is below threshold. If one metric is below threshold and the other is above threshold, the maximum payout is 90% of target.

In determining the financial metrics used to set performance targets for the 2025 annual incentive compensation awards, the Committee considered, among other factors, the importance of a clear and direct link between our financial results and awards under our annual incentive plan. To that end, for 2025, the Committee made no change to the financial metrics used in 2025, consisting of Net Revenue and Operating Income Margin, each on a constant currency basis. At the time the performance metrics and goals were set for 2025, the Committee also determined that certain items not contemplated at that time would be excluded from the results determined after the end of the year, including the results of businesses acquired and divested during 2025, unanticipated legal settlements, restructuring and similar unusual events.

resideo

The relative weighting of each financial metric and a definition of the metric is set forth below:

| Financial Metric* | Weighting | Definition* |
|---|---|---|
| Net Revenue | 50% | The aggregate transaction price recognized from satisfied performance obligations for the products and services provided to our customers net of discounts, rebates, other customer incentive programs, and gross customer returns. For purposes of this financial metric, net revenue is determined on a constant currency basis to remove the impact of foreign currency fluctuations. |
| Operating Income Margin | 50% | Represents the ratio of operating income to net revenue. |

\* The financial metrics are reported on a constant currency basis.

In setting the 2025 financial targets, the Committee was focused on our commitment to aligning executive compensation with the Company's financial performance and strategic goals, and incentivizing behaviors aligned with shareholder interests. To this end, the target Goal for Net Revenue for consolidated Resideo and for ADI was set above the actual Net Revenue amount achieved last year. In addition, the target Goal for Operating Income Margin for P&S was set above the actual Operating Income Margin achieved last year for P&S. The target Goal for Net Revenue for P&S was slightly lower compared to the actual amounts achieved last year due primarily to foreign currency exchange impacts. In addition, the target Goal for Operating Income Margin for consolidated Resideo was set below the actual amount achieved last year due to anticipated strategic investments and because a higher percentage of consolidated Operating Income Margin was expected from ADI (which has a lower target Operating Income Margin than P&S) due to the inclusion of a full year of the Snap One business as part of ADI. The target goal for Operating Income Margin for ADI was set below the actual amounts achieved last year due to anticipated cash to be used for strategic investments.

In certifying the level of performance achieved for 2025, the Committee ratified those adjustments previously approved by the Committee when the metrics were set, including impacts of foreign exchange rates, amounts related to restructuring, impairment and extinguishment costs, unanticipated legal settlements, and other adjustments that were not contemplated at the time the goals were originally determined. These adjustments resulted in a $90 million decrease, $46 million decrease, and $44 million decrease in Net Revenue for consolidated Resideo, ADI, and P&S, respectively. Operating Income Margin increased by 50 basis points ("bps"), 10 bps, and 50 bps for consolidated Resideo, ADI, and P&S, respectively.

| Financial Performance* | For the Period January 1, 2025 – December 31, 2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| Total Company Financial Metrics (Weight) | Threshold ($M) | Goal ($M) | Maximum ($M) | Actual ($M) | Financial Performance % of Goal | Financial Performance Payout % | Weighted Payout % |
| Net Revenue (50%) | $6,652 | $7,391 | $8,130 | $7,382 | 99.9% | 99.9% | 50% |
| Operating Income Margin (50%) | 7.3% | 8.6% | 9.9% | 8.6% | 100.5% | 104.0% | 52% |
| Total Company | | | | | | | 101.5% |

\* Actual results are reported at constant currency.



| Financial Performance* | For the Period January 1, 2025 – December 31, 2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| ADI Global Distribution Financial Metrics (Weight) | Threshold ($M) | Goal ($M) | Maximum ($M) | Actual ($M) | Financial Performance % of Goal | Financial Performance Payout % | Weighted Payout % |
| Net Revenue (50%) | $4,343 | $4,825 | $5,308 | $4,738 | 98.2% | 91.0% | 45% |
| Operating Income Margin (50%) | 4.4% | 5.2% | 6.0% | 4.5% | 86.0% | 53.2% | 27% |
| ADI Total | | | | | | | 72.1% |
| Total Company | | | | | | | 101.5% |
| Weighted Total (50% ADI Total/50% Company Total) | | | | | | | 86.8% |

* Actual results are reported at constant currency.

| Financial Performance* | For the Period January 1, 2025 – December 31, 2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| Products & Solutions Financial Metrics (Weight) | Threshold ($M) | Goal ($M) | Maximum ($M) | Actual ($M) | Financial Performance % of Goal | Financial Performance Payout % | Weighted Payout % |
| Net Revenue (50%) | $2,309 | $2,566 | $2,823 | $2,644 | 103.1% | 130.6% | 65% |
| Operating Income Margin (50%) | 17.3% | 20.3% | 23.3% | 21.1% | 104.0% | 126.7% | 63% |
| Products and Solutions Total | | | | | | | 128.6% |
| Total Company | | | | | | | 101.5% |
| Weighted Total (50% Products and Solutions Total/50% Company Total) | | | | | | | 115.0% |

* Actual results are reported at constant currency.

The annual incentive plan financial metrics for our NEOs, other than Messrs. Aarnes and Surran, were based on Resideo's consolidated results. The financial metrics for Mr. Aarnes' annual incentive award were weighted 50% on the results of ADI, and 50% on Resideo's consolidated results. The financial metrics for Mr. Surran's annual incentive award were weighted 50% on the results of P&S and 50% on Resideo's consolidated results. The Bonus Target percentage for each of our NEOs remained the same as in 2024.

To determine the actual 2025 annual incentive cash awards paid to each NEO pursuant to the annual incentive plan, the following formula was applied. The base salary amount used in the formula was the NEO's 2025 base salary rate.



Base Salary × Target Bonus Percentage × Financial Performance Payout Percentage = Annual Incentive Cash Award

| NEO | 2025 Base Salary | Bonus Target % | Financial Performance Payout Percentage | Annual Incentive Cash Award |
|---|---|---|---|---|
| Jay Geldmacher(1) | $1,066,000 | 150% | 101.5% | $1,622,985 |
| Michael Carlet | $ 600,000 | 100% | 101.5% | $ 609,000 |
| Robert Aarnes | $ 670,000 | 100% | 86.8% | $ 581,560 |
| Tom Surran | $ 625,000 | 100% | 115.0% | $ 718,750 |
| Jeannine Lane | $ 591,000 | 80% | 101.5% | $ 479,892 |

(1) Pursuant to a letter agreement dated November 6, 2024 with Mr. Geldmacher, as he remained CEO during the entirety of 2025, he was eligible for the full amount of the 2025 Annual Incentive Cash Award.



**2025 Long-Term Incentives**

The goal of our LTI plan is to align the compensation of our executives with the interests of shareholders by granting annual equity awards to encourage strong operational and financial performance that results in long-term shareholder value creation. LTI compensation also serves as a retention instrument and provides equity-building opportunities for executives. These equity awards are granted under the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates (the "2018 Stock Incentive Plan"). In determining the target award value for each executive, the Committee considers competitive LTI award information among our peer group companies provided by our independent compensation consultant, taking into consideration the total value of all elements of compensation. Further, the Committee recognizes the importance of LTI awards in providing a compensation package that will motivate and retain Company executives.

The table below shows the mix of the LTI components for the LTI award granted in 2025:

|  | NEOs other than CEO (% of Total LTI) |
| --- | --- |
| Performance Stock Units (PSUs) | 50% |
| Restricted Stock Units (RSUs) | 50% |

| Name [1] | 2025 LTI Award Target Value | 2025 PSU Target Value | 2025 RSU Target Value |
| --- | --- | --- | --- |
| Michael Carlet | $2,000,000 | $1,000,000 | $1,000,000 |
| Robert Aarnes | $2,200,000 | $1,100,000 | $1,100,000 |
| Tom Surran[2] | $2,200,000 | $1,100,000 | $1,100,000 |
| Jeannine Lane | $1,500,000 | $ 750,000 | $ 750,000 |

(1)    As a result of the CEO Retirement, Mr. Geldmacher did not receive an LTI award in 2025.

(2)    Mr. Surran received an additional equity grant not included in this table described under "Special Equity Award Granted to Mr. Surran" below.

The number of shares awarded to each NEO for each component of the award is determined by dividing the target value by the average of the closing stock price of a share of the Company's common stock on the three market trading days leading up to and including the grant date, rounded down to the nearest cent.

2025 RSUs

The annual RSUs awarded in 2025 will vest ratably over a three-year period, with one-third of the shares vesting on each anniversary of the grant date, subject to the recipient being employed by the Company through each vesting date, but continue to vest after retirement.

2025 PSUs

For 2025, the Committee approved the redesign of our PSU program to include a component based on the three-year average ROIC and retaining the three-year rTSR component, each weighted equally and independent of one another. The performance period for the PSUs granted in 2025 is for the three-year period ending on December 31, 2027 (the "2025 PSUs") and the maximum payout of the 2025 PSUs is 200% of the target award. This change in design was primarily driven by our shareholder engagement conversations, which emphasized the importance to our shareholders of linking executive compensation to our financial results, while also remaining aligned with shareholders' interests by maintaining a performance metric based on Resideo's stock price through rTSR.

The rTSR component for the 2025 PSUs may be earned by comparing our total shareholder return ("TSR") to the TSR of other companies in the S&P 600 Index from the grant date of February 13, 2025, through December 31, 2027. The threshold, target and maximum levels of rTSR achievement that correspond to the number of shares that may be earned are set forth below. Performance below the threshold level will result in no shares being paid for the rTSR component of the 2025 PSUs. In addition, there is a cap on the payout for the rTSR performance measure if the



Company's TSR is negative for the performance period. Under those circumstances, the maximum payout will be capped at 100% of the target award, regardless of the Company's relative performance against the other companies in the S&P 600 Index.

**rTSR Award**

| | Percentile Rank | Payout as percent of Target shares* |
|---|---|---|
| Threshold | 25th | 50% |
| Target | 55th | 100% |
| Maximum | 75th | 200% |

\*   Linear interpolations between points.

The new ROIC metric included in the 2025 PSUs will be earned if certain levels of a three-year average ROIC is achieved. There will be no payout for the ROIC portion of the 2025 PSUs if the performance achieved is below the threshold level set for this component. In addition, there is a flat funding schedule around the target level to recognize the inherent difficulty in goal-setting over a three-year period (with a 98%-102% collar around the target goal). ROIC is defined as Net Operating Profit x (1-tax rate) divided by Total Debt + Other Long-Term Liabilities (excluding any liabilities under the Indemnification Agreement + Shareholder Equity – Excess Cash).

The Committee established threshold, target and maximum goals for the ROIC performance measure for the 2025 PSUs. The specific ROIC performance goals for the three-year award period are maintained by us as proprietary and confidential. The Committee believes that disclosure of these specific performance goals would represent competitive harm to us as the ROIC goals and results are not publicly disclosed and are competitively sensitive. The Committee believes the attainment of the target performance levels, while uncertain, could be reasonably achieved with strong execution by the Resideo team of the long-term financial plan. Threshold goals represent the minimum level of performance necessary for there to be a payout for the ROIC performance measure and the Committee believes the threshold goals are rigorous, but likely to be achieved. Maximum goals represent the performances at which payouts for the ROIC performance measure are 200% of the target award and reinforces stretch achievements. Even if actual results exceed the maximum goals, the payouts for the ROIC performance measure are capped at 200% of the target award to mitigate any incentive to encourage excessive risk taking across Resideo. Maximum goals represent levels of performance at which the Committee determined a payout of 200% of target would be appropriate. The Committee believes that the maximum goals established are more aggressive goals. We expect to provide disclosure of the actual ROIC goals and performance attained for the 2025 PSUs in the proxy statement for our 2028 Annual Meeting. In addition to approving performance measures, goals and weightings, the Committee also established specific and typical corporate adjustment events that are consistent with past practice for determining payouts under the 2025 PSUs. The adjustment events include material impacts from acquisitions and divestitures, changes in tax or accounting principles, termination, modification, restructuring or settlement of any agreement with Honeywell entered into at the time of the Resideo was separated from Honeywell, purchase accounting adjustments, foreign currency exchange rates, restructuring activities, impairment and extinguishment costs, and other adjustments that were not contemplated as part of the Resideo's financial plan at the time the goals were originally determined.

The rTSR and ROIC performance metrics in the 2025 PSUs are measured and paid out independently of each other. As such, if the threshold level of the rTSR is not achieved, but is achieved for ROIC, or vice versa, an amount of the 2025 PSUs would be earned.

**2023 PSUs**

December 31, 2025 marked the end of the three-year performance period for PSUs granted in February 2023 (the "2023 PSUs"). The 2023 PSUs vested based on the ranking of Resideo's TSR over the three-year period from January 1, 2023 through December 31, 2025 as compared to the TSR of the companies in the S&P 600 Index over the same period. The total shares that could have been earned by our NEOs under these awards range from 50% of the target award for achievement of the minimum level of performance to a maximum of 200% of the target award.

Based on Resideo achieving a TSR rank of 78 out of the 527 companies in the S&P 600 Index, which represents a 85.36 percentile ranking, the 2023 PSU awards achieved a maximum payout of 200% of the target award.

**Special LTI Awards Granted to Mr. Surran and Mr. Geldmacher**

As we disclosed last year, the Committee approved a special grant with a value of $3 million in RSUs for Mr. Surran in February 2025 for retention purposes (the "Surran Special Grant"). Unlike our standard annual RSU awards, the special RSU awards vest 50% on each of the third and fourth anniversaries of the grant date and do not provide for continued vesting in the event of retirement.

The Committee considered a variety of factors when making the decision to provide the special grants, including the outstanding leadership of Mr. Surran in driving performance by his division, P&S. Mr. Surran, who was hired late in 2023, was tasked with restructuring the P&S business to drive shareholder value. We believe that his focus on new product introduction has led to greater market adoption of our products. In addition, he has expanded his role with the added oversight of corporate innovation and revenue, making his role more complex. The leadership demonstrated by him during periods of transition, his importance to the future of the organization, and the need to ensure retention and business stability, were all important factors. Lastly, the total value of his outstanding equity in absolute and relative terms was considered in the Committee's decision to make this special award.

As disclosed above, as a result of the contemplated CEO Retirement, Mr. Geldmacher was not granted a long-term incentive award in 2025. As the CEO Retirement date has extended beyond what was originally contemplated, as disclosed on February 20, 2026, the Committee approved a grant with a value of $3 million in RSUs to Mr. Geldmacher to compensate him for his continued employment with Resideo. The RSU will vest on the first anniversary of the grant date so long as Mr. Geldmacher (i) remains employed through the vesting date or (ii) if he remains employed for at least six months following the date a new Chief Executive Officer commences employment but before the first anniversary of the grant date and provided Mr. Geldmacher remains in compliance with the noncompete and other restrictive covenant agreements as of the vesting date (the "2026 Equity Grant").

Each of the Surran Special Grant and the 2026 Equity Grant are special grants that we do not expect to be recurring. Instead, these grants are to facilitate the necessary executive transitions contemplated in connection with the ADI Spin-Off, to address retention considerations, and for Mr. Surran, to reward him for exceptional business results as he transitioned into his new role with P&S.

**Other Components of Our Compensation Program**

**Severance Plan**

Each of our NEOs, other than Mr. Geldmacher, participates in the Resideo Technologies, Inc. Severance Plan for Designated Officers (the "Severance Plan"). Mr. Geldmacher will be eligible for certain benefits upon the CEO Retirement, as described under "Letter Agreements with Jay Geldmacher, President and Chief Executive Officer" below.

Under the Severance Plan, our NEOs are eligible for benefits upon a termination without "cause" (as defined in the Severance Plan) or a resignation for good reason (as defined in the Severance Plan) following a change in control ("CIC"). Such a provision is considered to be a "double trigger" and is intended to ensure the continued attention of our NEOs to their roles and responsibilities without the distraction that may arise from the possibility of a job loss concurrent with a CIC of the Company. These benefits include two years of continued salary and target bonus, payable in a lump sum, a pro-rata target bonus, and the Company will continue to pay its portion of employee benefits.

A "CIC" is defined in the Severance Plan, and generally includes the sale of 30% or more of the Company's stock, the purchase of stock pursuant to a tender or exchange offer, a sale of substantially all assets of the Company, certain mergers, or certain changes in the composition of the Board.

In addition, the Severance Plan provides for severance payments and benefits that become payable if the employment of one of our NEOs is terminated by us without cause, not in connection with a CIC. These benefits include 18 months of continued salary and a pro-rated annual bonus based on actual performance.

All severance benefits under the Severance Plan are subject to such individual signing and not revoking a release of claims, and complying with certain restrictive covenants.



Effective July 31, 2025, the Committee approved an amendment to the Severance Plan. The Severance Plan, as amended, provides for the same severance benefits described above for a CIC termination for any participant who incurs a covered termination of employment (a termination without cause or a resignation for good reason) within the 18-month period following a divestiture or similar transaction involving ADI or P&S, provided that such a transaction occurs prior to December 31, 2027 (a "Divestiture Termination"), even if such a divestiture transaction would not constitute a CIC under the Severance Plan. In addition, upon a Divestiture Termination, the vesting of outstanding equity awards will be fully accelerated for any award that is subject only to time-based vesting conditions and, for any award subject to performance-based vesting conditions, fully vested based on target performance.

The amendment to the Severance Plan also added the benefit of payment of pro-rata bonus based on actual achievement for the year of termination for all covered terminations under the Severance Plan, and added a "best net" provision which would apply in the event that an NEO's severance benefits would be subject to excise taxes pursuant to Section 280G of the Internal Revenue Code. No gross-up of Section 280G taxes is provided.

The Committee adopted the Severance Plan to provide competitive post-employment compensation arrangements that promote the continued attention, dedication and continuity of the members of our senior management team, including our NEOs, and enable us to continue to recruit talented senior executive officers. The Committee intends to periodically review the severance available to our NEOs under the Severance Plan to ensure ongoing competitiveness and alignment with our overall compensation philosophy.

The Compensation Committee's "Executive Officer Cash Severance Policy" provides that we will not enter into or amend a severance arrangement to provide payment of cash severance benefits to an executive officer exceeding 2.99 times the sum of the executive officer's annual base salary plus the executive officer's target annual cash incentive award without presenting it for advisory ratification at the next regularly scheduled annual meeting of shareholders.

The severance benefits provided to our NEOs are further detailed in the "Potential Payments Upon Termination or Change in Control Table" found later in this Proxy Statement.

### Nonqualified Retirement Benefits

Executive officers (including the NEOs) may choose to participate in the Resideo Supplemental Savings Plan, a nonqualified deferred compensation plan that permits additional tax-deferred retirement savings options. The Resideo Supplemental Savings Plan has two components, the Deferred Incentive Program ("DIP") and the Supplemental Savings Program ("SSP"). Executive officers can elect to defer up to 100% of their annual incentive award under the DIP component. In addition, under the SSP component, executive officers may also elect to defer eligible compensation that cannot be contributed to the Company's 401(k) plan due to Internal Revenue Code ("IRS") limitations. The amounts contributed to the Supplemental Savings Plan are eligible for Company matching credits, not to exceed 100% of the first 7% contributed combined between the SSP and the Company's 401(k) plan. The participant account balances in the SSP are subject to gains and losses, based on the returns of the Fidelity® U.S. Bond Index Fund. Certain NEOs are also participants in a non-qualified supplemental pension plan, described below under "Pension Benefits."

### Benefits and Perquisites

Our NEOs are eligible to receive the same benefits as our salaried employees in the U.S. The Company and the Committee believe this approach is reasonable and consistent with the overall compensation objectives to attract and retain employees. These benefits include medical, dental, vision, disability insurance, a qualified pension plan, a 401(k) plan and other plans and programs made available to other eligible employees in the U.S. Employees participating in our 401(k) plan receive matching contributions of 100% of the first 7% of eligible compensation contributed, subject to applicable IRS limits. NEO perquisites are reviewed periodically to ensure that benefit levels remain competitive.

### Executive Annual Physical Program, Commuting, Remote Office, and Relocation

The Company provides executive officers with an annual executive physical paid for by the Company. These physicals provide a more in-depth review of the health of our executive officers.



In connection with his hire, the Committee approved Mr. Geldmacher receiving an annual physical and the right to use a private jet for business and commuting purposes, including a full tax gross-up for such use. These additional benefits were approved for Mr. Geldmacher related to his health and safety. In 2025, Mr. Geldmacher did not use a private jet for commuting purposes, and therefore no such expenses were incurred.

Executive officers who are asked to relocate to a new work location are eligible to participate in the Company's relocation program. The program includes reimbursement of various transition expenses, including for temporary living, house hunting and final move expenses, as well as a home sale assistance program and shipment of personal items, and a related tax gross-up payment.

In 2025, the Company reimbursed commuting costs for travel by Mr. Surran as President, Products & Solutions, from his home in California to the Company's headquarters in Scottsdale, AZ. Reimbursement of such costs aligns with Mr. Surran's original offer letter, which contemplated him remaining in California, avoids payment by the Company of relocation costs, and supports Mr. Surran's essential in-person interaction with other executive officers and employees. In addition, the Company pays the lease expense for a remote office for Mr. Aarnes to provide him with the ability to work out of an office in close proximity to his home in Florida on days when he is not on business travel or working from ADI's headquarters in Melville, New York.

### Executive Stock Ownership Guidelines

The Committee believes that the interests of our executives, including our NEOs, will be more aligned with those of our shareholders, and our NEOs will more effectively pursue strategies that promote our shareholders' long-term interests, if our executives hold substantial amounts of our stock. All of our executive officers, including our NEOs, are subject to minimum stock ownership guidelines that are administered by the Committee. Under these guidelines, our executive officers must hold shares of Resideo common stock or equivalents equal in value to the following multiples of their base salary in effect at the time they first become subject to the guidelines:

| | |
|---|---|
| CEO | 6x Base Salary |
| Other Executive Officers | 3x Base Salary |

Our executive officers have five years from the date they become subject to the guidelines to meet the ownership requirement. Shares owned outright, unvested RSU awards and earned performance share awards are counted toward the ownership requirement. Shares may be sold during the five-year compliance period if satisfactory progress towards meeting the minimum requirement is demonstrated. As of December 31, 2025, all executive officers have met the minimum stock ownership requirement.

### Incentive Recoupment ("Clawback") Policy

In 2023, the Committee approved a revised Clawback policy to comply with the new NYSE listing standards. Under the policy, in the event the Company is required to prepare an accounting restatement, the Company will reasonably promptly recover any excess incentive-based compensation paid to our current and former executive officers based on any misstated financial reporting measure that was received during the three-year period preceding the date the Company is required to prepare the restatement.

### Insider Trading Policy

The Board has adopted an insider trading policy governing the purchase, sale, and other transactions in the Company's securities by directors, officers and employees of the Company, and by the Company itself. The Company believes its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. The Company's insider trading policy is filed with the SEC as an exhibit to our Annual Report on Form 10-K.

### Hedging and Pledging Policy

It is our policy that all of our directors, officers and employees are prohibited from engaging in short sales of Resideo securities and selling or purchasing puts or calls or otherwise trading in or writing options on Resideo securities and using certain financial instruments (including forward sale contracts, equity swaps, collars and exchange funds),



holding securities in margin accounts or pledging Resideo securities as collateral, in each case, that are designed to hedge or offset any decrease in the market value of Resideo securities.

**Tax Deductibility of Executive Compensation**

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation paid to the CEO and other covered individuals to $1 million in any taxable year. Thus, we generally will not be able to take a deduction for any compensation paid to the covered individuals, including our NEOs, in excess of $1 million. While the Committee considers this limitation on tax deductibility, its decisions regarding executive compensation are determined based on the philosophy and factors described above.

# Compensation and Human Capital Management Committee Report

The Committee has reviewed and discussed with management the Company's Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Form 10-K for the year ended December 31, 2025.

This report is provided by the following independent members of the Board, who comprise the Committee:

Sharon Wienbar (Chair)
Nina Richardson
John Stroup
Kareem Yusuf



# Summary Compensation Table

The following table sets forth information concerning the compensation awarded to, earned by or paid to our NEOs during 2025.

| Officer Name | Position | Year | Base Salary ($) | Bonus ($)[1] | Stock Awards ($)[2] | Non-Equity Incentive Plan Compensation ($)[3] | Changes in Pension Values ($)[4] | All Other Compensation ($)[5] | Total Compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Jay Geldmacher** | President & Chief Executive Officer | 2025 | 1,066,000 | — | — | 1,622,985 | — | 25,480 | 2,714,465 |
| | | 2024 | 1,066,000 | — | 11,846,817 | 2,065,908 | — | 22,132 | 15,000,857 |
| | | 2023 | 1,057,654 | 1,548,634 | 10,743,018 | 1,854,840 | — | 3,464 | 15,207,609 |
| **Michael Carlet** | EVP, Chief Financial Officer | 2025 | 593,173 | 1,286,250 | 2,161,668 | 609,000 | — | 31,410 | 4,681,501 |
| | | 2024 | 482,692 | — | 473,351 | 382,854 | — | 6,167 | 1,345,064 |
| **Robert Aarnes** | President, ADI Global Distribution | 2025 | 662,818 | — | 2,377,828 | 581,560 | 27,314 | 71,985 | 3,721,505 |
| | | 2024 | 638,638 | — | 7,914,367 | 711,289 | 83,990 | 32,071 | 9,380,356 |
| | | 2023 | 616,884 | — | 2,829,023 | 624,900 | 82,242 | 26,222 | 4,179,271 |
| **Tom Surran** | President, Productions & Solutions | 2025 | 608,615 | — | 5,330,841 | 718,750 | — | 43,429 | 6,701,635 |
| | | 2024 | 565,000 | — | 2,321,685 | 771,790 | — | 77,089 | 3,735,564 |
| **Jeannine Lane** | EVP, General Counsel & Corporate Secretary | 2025 | 584,610 | — | 1,621,244 | 597,226 | 20,861 | 52,591 | 2,876,532 |
| | | 2024 | 563,131 | — | 1,509,087 | 586,671 | 261,161 | 52,545 | 2,972,595 |
| | | 2023 | 546,692 | — | 1,671,680 | 511,328 | 318,764 | 30,546 | 3,079,010 |

(1)  The amount for Mr. Geldmacher for 2023 represents payment of a cash retention bonus he was awarded in connection with the commencement of his employment that would be paid on the third anniversary of his hire if he remained employed. The amount for Mr. Carlet represents a transaction bonus related to the acquisition of Snap One in 2024.

(2)  Stock awards granted in 2025 consisted of RSU awards and PSU awards. The amounts reported in this column represent the aggregate grant date fair value of the RSU awards for fiscal years 2025, 2024, and 2023 and of the PSU awards for fiscal years 2025, 2024, and 2023. We calculated these amounts in accordance with the provisions of FASB ASC Topic 718 utilizing the assumptions discussed in Note 8 of the Notes to the Financial Statements in the Company's Form 10-K for the year ended December 31, 2025. The fair values of PSU awards differ from the target values described in the Compensation Discussion & Analysis, which are determined based on the closing stock price on the three market trading days leading up to and including the grant date for the target number of units awarded. Included in the amount reported for Mr. Surran for 2025 is the grant date fair value of an additional grant of RSUs issued on February 12, 2025, as described in more detail in the ''2025 Long-Term Incentives'' section above. The value of the 2025 PSUs, if maximum performance is achieved, are as follows:

| Name | PSUs Maximum ($) |
|---|---|
| **Michael Carlet** | 2,354,689 |
| **Robert Aarnes** | 2,590,148 |
| **Tom Surran** | 2,590,148 |
| **Jeannine Lane** | 1,765,992 |

The fair value of the RSUs is based on the average of the high and low prices for Resideo stock on the grant date. The value of the 2025 rTSR PSUs reflect the grant date fair value of the PSUs when granted based on the Monte Carlo simulation model using the assumptions shown in the table below. The value of the ROIC PSUs (50% of the award) is based on the average of the high and low prices of the target number of shares of Resideo stock on the grant date:

| Grant Date | Fair Value | Volatility | Risk-Free Rate |
|---|---|---|---|
| February 12, 2025 | $29.75 | 45.18% | 4.28% |

(3)  The amounts in this column represent the total 2025, 2024, and 2023 annual incentive payments, as applicable, made to the NEOs as described in more detail above in the ''Compensation Discussion & Analysis – Elements of Compensation'' section of this Proxy Statement. The amount shown was paid shortly after the end of the respective fiscal year.

(4)  The amounts in this column represent the aggregate change in the present value of each NEO's accumulated benefit under the Company's pension plans (as disclosed in the Pension Benefits table below).



(5) The amounts reported in this column for 2025, 2024, and 2023, as applicable, include commuting costs (Mr. Surran), remote office lease (Mr. Aarnes), Company contributions under the 401(k), Company contributions to the executive's health savings account, the cost of excess life and liability insurance, and costs for executive physicals.

| Name | 401(k) Company Contributions ($) | Deferred Compensation Plan Company Contributions ($) | Other Benefits($)[a][b] |
|---|---|---|---|
| Jay Geldmacher | — | — | 25,480 |
| Michael Carlet | 23,500 | — | 7,910 |
| Robert Aarnes | 23,500 | — | 48,485 |
| Tom Surran | 23,500 | — | 19,929 |
| Jeannine Lane | 23,500 | — | 29,091 |

(a) Includes costs for executive physicals and excess life and liability insurance premiums paid by the Company.

(b) Included in the amount reported: (i) for Mr. Surran is $7,487 in commuting expenses from his home in California to the Company headquarters in Arizona, which were reimbursed by the Company during 2025 and (ii) for Mr. Aarnes is $38,275 for lease payments for a remote office. In addition to the reported amounts, Mr. Geldmacher's spouse was permitted to accompany him when he used a private jet for business travel, for which there was no incremental cost.

resideo

# Grants of Plan-Based Awards — Fiscal Year 2025

The following table summarizes the grants of plan-based awards made to our NEOs during the fiscal year ended December 31, 2025.

| Officer Name | Award Type | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Incentive Plan Awards | | | All Other Stock Awards (#) | Grant Date Fair Value of Stock and Option Awards ($/sh.)[6] |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | Threshold ($)[1] | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| **Jay Geldmacher** | AIP[2] | | 399,750 | 1,599,000 | 3,198,000 | — | — | — | — | — |
| **Michael Carlet** | AIP[2] | | 150,000 | 600,000 | 1,200,000 | — | — | — | — | — |
| | RSU[3] | 02/12/2025 | — | — | — | — | — | — | 46,061 | 984,324 |
| | PSU[4] | 02/12/2025 | — | — | — | 23,031 | 46,062 | 92,124 | — | 1,177,345 |
| **Robert Aarnes** | AIP[2] | | 167,500 | 670,000 | 1,340,000 | — | — | — | — | — |
| | RSU[3] | 02/12/2025 | — | — | — | — | — | — | 50,667 | 1,082,754 |
| | PSU[4] | 02/12/2025 | — | — | — | 25,334 | 50,668 | 101,336 | — | 1,295,074 |
| **Tom Surran** | AIP[2] | | 156,250 | 625,000 | 1,250,000 | — | — | — | — | — |
| | RSU[3] | 02/12/2025 | — | — | — | — | — | — | 50,667 | 1,082,754 |
| | PSU[4] | 02/12/2025 | — | — | — | 25,334 | 50,668 | 101,336 | — | 1,295,074 |
| | RSU[5] | 02/12/2025 | — | — | — | — | — | — | 138,185 | 2,953,013 |
| **Jeannine Lane** | AIP[2] | | 118,200 | 472,800 | 945,600 | — | — | — | — | — |
| | RSU[3] | 02/12/2025 | — | — | — | — | — | — | 34,546 | 738,248 |
| | PSU[4] | 02/12/2025 | — | — | — | 17,273 | 34,546 | 69,092 | — | 882,996 |

(1)   Represents the payment received for the minimum level of performance required to earn a payout under the plan for 2025.

(2)   Annual incentive plan ("AIP") compensation awarded under the Resideo Bonus Plan for the 2025 performance year, which are paid in early 2026.

(3)   Annual RSUs granted under the Resideo 2018 Stock Incentive Plan, which will vest ratably on the first, second and third anniversaries of the grant date. See the Outstanding Equity Awards at 2025 Fiscal Year-End table below for further details on the equity awards listed above. The fair value of the RSUs reflected in the final column is based on the average of the high and low prices for Resideo stock on the grant date.

(4)   Fifty percent (50%) of the PSUs granted under the Resideo 2018 Stock Incentive Plan, which are subject to Resideo's rTSR ranking against the companies in the S&P 600 Index for the period from February 13, 2025 through December 31, 2027 and will pay out in February 2028 if earned. The amounts in the Target column for the rTSR PSUs represent the number of shares earned at a ranking of the 55th percentile as compared to the companies in the S&P 600 Index. The amounts in the column labeled Threshold represent the total number of shares that would be earned if Resideo were to achieve a ranking of the 25th percentile for the rTSR awards, or, for the ROIC PSUs, which represent fifty percent (50%) of the award, the achievement of 85% of the ROIC goal over the performance period. The amounts in the column labeled Maximum represent the total number of shares that would be earned if Resideo were to achieve a ranking of the 75th percentile or above for the rTSR awards and achievement of 115% of the ROIC goal over the performance period. The fair value reflected in the final column is calculated in accordance with the provisions of FASB ASC Topic 718 as shown in footnote 2 to the Summary Compensation Table above. For the 2025 ROIC PSU awards, the fair value was $21.37, the average of the high and low prices of a share on the date of grant.

(5)   Additional RSU award granted under the Resideo 2018 Stock Incentive Plan, which will vest in equal increments on February 12, 2028, and February 12, 2029.

(6)   The fair value of the RSUs reflected in the final column is based on the average of the high and low prices for Resideo stock on the grant date.

**Certain Terms of Equity Awards**

Dividend equivalents may be earned on the RSU and PSU awards; however, they will be subject to the same vesting and forfeiture provisions that apply to the underlying award to which they relate. The Company has not paid dividends since becoming an independent public company.

If an award recipient breaches certain non-competition or non-solicitation obligations, the recipient's unvested units will be forfeited, and certain shares issued in settlement of units that have already vested must be returned to the Company or the recipient must pay the Company the amount of the shares' fair market value as of the date they were issued.

The impact of a termination of employment or change in control of our Company on option, RSU and PSU awards held by our NEOs is described and quantified in the "Potential Payments Upon Termination or Change in Control" section below.

All stock awards granted to the NEOs shown in the table above were granted under the 2018 Stock Incentive Plan and are governed by and subject to the terms and conditions of the plan and the relevant award agreements.



# Outstanding Equity Awards at 2025 Fiscal Year-End

The following table summarizes information regarding outstanding equity awards held by our NEOs as of December 31, 2025.

| | | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Officer Name | Grant Date | Notes | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Price ($) | Unexercised Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value* of Shares or Units That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights |
| **Jay Geldmacher** | 5/28/2020 | (1) | 237,035 | — | 6.63 | 5/27/2027 | — | — | — | — |
| | 2/14/2023 | (2) | — | — | — | — | 56,051 | 1,968,511 | — | — |
| | 2/15/2024 | (3) | — | — | — | — | — | — | 477,374 | 16,765,375 |
| | 2/15/2024 | (4) | — | — | — | — | 106,082 | 3,725,600 | — | — |
| | **Total** | | **237,035** | **—** | **—** | **—** | **162,133** | **5,694,111** | **477,374** | **16,765,375** |
| **Michael Carlet** | 6/14/2024 | (5) | — | — | — | — | 12,019 | 422,107 | — | — |
| | 6/14/2024 | (6) | — | — | — | — | 23,111 | 811,658 | — | — |
| | 6/14/2024 | (5) | — | — | — | — | 917 | 32,205 | — | — |
| | 6/14/2024 | (7) | — | — | — | — | 11,267 | 395,697 | — | — |
| | 6/14/2024 | (8) | — | — | — | — | 19,499 | 684,805 | — | — |
| | 8/9/2024 | (9) | — | — | — | — | — | — | 21,140 | 742,437 |
| | 8/9/2024 | (10) | — | — | — | — | 7,046 | 247,456 | — | — |
| | 2/12/2025 | (11) | — | — | — | — | — | — | 46,062 | 1,617,697 |
| | 2/12/2025 | (12) | — | — | — | — | — | — | 23,031 | 808,849 |
| | 2/12/2025 | (13) | — | — | — | — | 46,061 | 1,617,662 | — | — |
| | **Total** | | **—** | **—** | **—** | **—** | **119,920** | **4,211,590** | **90,233** | **3,168,983** |
| **Robert Aarnes** | 2/20/2020 | (14) | 107,989 | — | 10.27 | 2/19/2027 | — | — | — | — |
| | 2/14/2023 | (2) | — | — | — | — | 19,267 | 676,657 | — | — |
| | 2/5/2024 | (15) | — | — | — | — | — | — | 129,334 | 4,542,210 |
| | 2/5/2024 | (16) | — | — | — | — | 43,111 | 1,514,058 | — | — |
| | 2/15/2024 | (4) | — | — | — | — | 248,632 | 8,731,956 | — | — |
| | 2/12/2025 | (11) | — | — | — | — | — | — | 50,668 | 1,779,460 |
| | 2/12/2025 | (12) | — | — | — | — | — | — | 25,334 | 889,730 |
| | 2/12/2025 | (13) | — | — | — | — | 50,667 | 1,779,425 | — | — |
| | **Total** | | **107,989** | **—** | **—** | **—** | **361,677** | **12,702,096** | **205,336** | **7,211,400** |
| **Tom Surran** | 12/5/2023 | (17) | — | — | — | — | 9,856 | 346,143 | — | — |
| | 2/5/2024 | (15) | — | — | — | — | — | — | 117,576 | 4,129,269 |
| | 2/5/2024 | (16) | — | — | — | — | 39,192 | 1,376,423 | — | — |
| | 2/12/2025 | (11) | — | — | — | — | — | — | 50,668 | 1,779,460 |
| | 2/12/2025 | (12) | — | — | — | — | — | — | 25,334 | 889,730 |
| | 2/12/2025 | (13) | — | — | — | — | 50,667 | 1,779,425 | — | — |
| | 2/12/2025 | (18) | — | — | — | — | 138,185 | 4,853,057 | — | — |
| | **Total** | | **—** | **—** | **—** | **—** | **237,900** | **8,355,048** | **193,578** | **6,798,459** |
| **Jeannine Lane** | 2/14/2023 | (2) | — | — | — | — | 11,385 | 399,841 | — | — |
| | 2/5/2024 | (15) | — | — | — | — | — | — | 76,424 | 2,684,011 |
| | 2/5/2024 | (16) | — | — | — | — | 25,474 | 894,647 | — | — |
| | 2/12/2025 | (11) | — | — | — | — | — | — | 34,546 | 1,213,256 |
| | 2/12/2025 | (12) | — | — | — | — | — | — | 17,273 | 606,628 |
| | 2/12/2025 | (13) | — | — | — | — | 34,546 | 1,213,256 | — | — |
| | **Total** | | **—** | **—** | **—** | **—** | **71,405** | **2,507,744** | **128,243** | **4,503,895** |

* Based on the closing stock price for Resideo stock on December 31, 2025 ($35.12).



resideo

(1)    These non-qualified stock options were granted May 28, 2020 and are fully vested.

(2)    The remaining RSUs vest on February 14, 2026.

(3)    These PSUs were awarded on February 15, 2024 and can be earned after the end of the three-year performance period ending on December 31, 2026. The number of PSUs that the NEO will receive is dependent upon the ranking of our rTSR as compared to the TSR of the companies in the S&P 600 Index. The number of PSUs shown is the maximum number of shares that can be earned.

(4)    The remaining RSUs will vest in equal installments on February 15, 2026 and February 15, 2027.

(5)    These RSUs were issued upon conversion of previous Snap One stock awards on the date of the acquisition of Snap One and the remaining will vest on February 15, 2026.

(6)    These RSUs were issued upon conversion of previous Snap One stock awards on the date of the acquisition of Snap One and the remaining will vest in equal installments on February 15, 2026 and February 15, 2027.

(7)    These RSUs were issued upon conversion of previous Snap One stock awards on the date of the acquisition of Snap One and vest in equal quarterly installments until fully vested on February 15, 2027.

(8)    These RSUs were issued upon conversion of previous Snap One stock awards on the date of the acquisition of Snap One and vest as to one-fourth of the shares on the first anniversary of the grant date and then in equal quarterly installments until fully vested on February 15, 2028.

(9)    These PSUs were awarded on August 9, 2024 and can be earned after the end of the three-year performance period ending on December 31, 2026. The number of PSUs that the NEO will receive is dependent upon the ranking of our rTSR as compared to the TSR of the companies in the S&P 600 Index. The number of PSUs shown is the maximum number of shares that can be earned.

(10)   The remaining RSUs will vest in equal installments on August 9, 2026 and August 9, 2027.

(11)   These PSUs were awarded on February 12, 2025 and can be earned after the end of the three-year performance period ending on December 31, 2027. The number of PSUs that the NEO will receive is dependent upon the ranking of our rTSR as compared to the TSR of the companies in the S&P 600 Index. The number of PSUs shown is the maximum number of shares that can be earned.

(12)   These PSUs were awarded on February 12, 2025 and can be earned after the end of the three-year performance period ending on December 31, 2027. The number of PSUs that the NEO will receive is dependent upon the achievement of a weighted-average return on invested capital (ROIC) goal for fiscal years 2025, 2026, and 2027. The number of PSUs shown is the target number of shares that can be earned.

(13)   These RSUs were awarded on February 12, 2025 and vest in equal installments on February 12, 2026, February 12, 2027 and February 12, 2028.

(14)   These non-qualified stock options were granted on February 20, 2020, and are fully vested.

(15)   These PSUs were awarded on February 5, 2024 and can be earned after the end of the three-year performance period ending on December 31, 2026. The number of PSUs that the NEO will receive is dependent upon the ranking of our rTSR as compared to the TSR of the companies in the S&P 600 Index. The number of PSUs shown is the maximum number of shares that can be earned.

(16)   The remaining RSUs will vest in equal installments on February 5, 2026 and February 5, 2027.

(17)   The remaining RSUs vest in full December 5, 2026.

(18)   These RSUs were awarded on February 12, 2025 and vest in equal installments on February 12, 2028 and February 12, 2029.



# Option Exercises and Stock Vested — Fiscal Year 2025

The following table summarizes information regarding stock options exercised by the NEOs during the fiscal year ended December 31, 2025 and RSU and PSU awards that vested during that same period.

| Officer Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | # of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#)[1] | Value Realized on Vesting ($)[2] |
| **Jay Geldmacher** | — | — | 657,347 | 21,505,469 |
| **Michael Carlet** | — | — | 57,450 | 1,381,921 |
| **Robert Aarnes** | 47,000 | 833,310 | 221,482 | 7,179,807 |
| **Tom Surran** | — | — | 29,452 | 765,194 |
| **Jeannine Lane** | 111,507 | 2,153,837 | 101,329 | 3,181,156 |

(1)  Represents the total number of RSUs that vested during 2025 before share withholding for taxes, including PSUs granted in 2023, which achieved a payment of 200% of the target shares for the performance period ended December 31, 2025, and were settled in February 2026.

(2)  Represents the total value of RSUs and PSUs (where applicable) at the vesting date calculated as the average of the high and low prices for Resideo stock on the applicable day of vesting multiplied by the total number of RSUs and PSUs that vested. The individual totals may include multiple vesting transactions during the year.

# Pension Benefits

The following table provides summary information and related disclosures provide information regarding benefits under the Resideo Technologies Inc. Pension Plan ("RPP") and the Resideo Supplemental Pension Plan ("SPP"), a nonqualified plan. The RPP and SPP provide pension benefits only to those employees who previously participated in the Honeywell pension plans prior to the separation of Resideo from Honeywell. Accordingly, the only NEOs who participate in the RPP and SPP are Mr. Aarnes and Ms. Lane.

The RPP and SPP benefits depend on the length of each NEO's employment with the Company and certain predecessor companies. This information is provided in the table below under the column entitled "Number of Years of Service." A participant's credited service is generally equal to his or her period of employment with the Company or an affiliate (or, for periods prior to October 29, 2018, Honeywell International Inc. or a Honeywell affiliate), excluding periods of employment when the participant was not eligible to participate in the RPP or a predecessor Honeywell plan. The column in the table below entitled "Present Value of Accumulated Benefits" represents an actuarial calculation that estimates the cash value today of the full pension benefit that has been earned by each NEO. It is based on various assumptions, including assumptions about life expectancy and future interest rates. Additional details about the pension benefits for each NEO follow the table.

| Officer Name | Plan Names | Number of Years of Service (#) | Present Value of Accumulated Benefits ($) | Payments During Last Year ($) |
|---|---|---|---|---|
| **Robert Aarnes** | Resideo Technologies Inc. Pension Plan (Qualified component) | 13.0 | 126,201 | — |
| | Resideo Technologies Inc. Supplemental Pension Plan (Non-Qualified component) | 13.0 | 346,687 | — |
| | **Total** | | **472,888** | **—** |
| **Jeannine Lane** | Resideo Technologies Inc. Pension Plan (Qualified component) | 31.3 | 609,137 | — |
| | Resideo Technologies Inc. Supplemental Pension Plan (Non-Qualified component) | 31.3 | 1,140,457 | — |
| | **Total** | | **1,749,594** | **—** |

**resideo**

## Summary Information

- The RPP is a tax-qualified pension plan in which employees who were participants in the Honeywell pension plans prior to the spin-off from Honeywell participate.

- The RPP complies with tax requirements applicable to broad-based pension plans, which impose dollar limits on the compensation that can be used to calculate benefits and on the amount of benefits that can be provided. As a result, the pensions that can be paid under the RPP for higher-paid employees represent a much smaller fraction of current income than the pensions that can be paid to less highly paid employees. We make up for this difference, in part, by providing supplemental pensions through the SPP.

- If an NEO who is eligible to receive a benefit under the SPP and terminates employment, the NEO's benefit under the SPP will be paid to the NEO 105 days after his or her termination date.

### Pension Benefit Calculation Formulas

Within the RPP and the SPP, a variety of formulas are used to determine pension benefits. Different benefit formulas apply for different groups of employees for historical reasons (e.g., past acquisitions by a predecessor company) and the differences in the benefit formulas for our NEOs reflect this history.

- The Retirement Earnings Plan ("REP") formula is used to determine the amount of pension benefits for each of our NEOs under the RPP and the SPP. Under this formula, benefits are paid as a lump sum equal to (a) 3% or 6% of final average compensation (the average of a participant's annual compensation for the five calendar years that produces the highest average out of the previous 10 calendar years) multiplied by (b) credited service.

For each pension benefit calculation formula, compensation includes base pay, short-term incentive compensation, payroll-based rewards and recognition and lump-sum incentives. The amount of compensation taken into account under the RPP is limited by tax rules. The amount of compensation taken into account under the SPP is not. The table below describes which formulas are applicable to our participating NEOs.

| NAME | DESCRIPTION OF PENSION BENEFITS/FORMULA |
|---|---|
| **Mr. Aarnes** | • Mr. Aarnes' pension benefits under the RPP and the SPP are determined under the 3% REP formula. |
| **Ms. Lane** | • Ms. Lane's pension benefits under the RPP and the SPP are determined under the 6% REP formula. |

# Nonqualified Deferred Compensation

| Officer Name | Executive Contributions in 2025 ($)[1] | Registrant Contributions in 2025 ($)[2] | Aggregate Earnings in 2025 ($)[3] | Aggregate Withdrawals and Distributions in 2025 ($) | Aggregate Balance at the End of Fiscal Year 2025 ($)[4] |
|---|---|---|---|---|---|
| **Jeannine Lane** | 117,334 | — | 7,152 | — | 222,046 |

(1) The amounts in this column were contributed by the NEO into his or her account under the deferred compensation plan, which includes amounts reflected in the "Base Salary" column of the Summary Compensation Table.

(2) The amounts in this column are contributions made to the NEOs account in 2026 for the 2025 calendar year.

(3) The amounts in this column represent changes in the NEO's account balance, including dividends and interest, during 2025.

(4) Of the balance shown, the following amounts were previously reported in the Summary Compensation Table: 2024: $16,419; 2023: $0.

All SPP and deferred compensation amounts are unfunded and unsecured obligations of the Company and are subject to the same risks as any of the Company's general obligations.



**Resideo Supplemental Savings Plan**

The Resideo Supplemental Savings Program ("RSSP") is a nonqualified deferred compensation plan that allows eligible Resideo employees, including the NEOs, to save additional amounts in excess of what is allowed under the Company's tax-qualified 401(k) plan due to the annual deferral and compensation limits imposed by the Internal Revenue Code. The RSSP has two components, the Deferred Incentive Program ("DIP") and the Supplemental Savings Program ("SSP"). Executive officers can elect to defer up to 100% of their annual bonus awards under the DIP component. In addition, executive officers may also participate in the SSP component to defer eligible compensation that cannot be contributed to the Company's 401(k) savings plan due to IRS limitations. The amounts contributed to the SSP component are eligible for matching contributions not to exceed 100% of the first 7% contributed combined between the SSP and the 401(k) plan. Matching contributions are always vested.

**Interest Rate**. All funds are invested in the Fidelity U.S. Bond Index Fund, and participant accounts are credited with interest based on the fund's performance. Matching contributions are also treated as invested in the Fidelity U.S. Bond Index Fund.

**Distribution**. Amounts transferred from the Honeywell Supplemental Savings Plan or Honeywell Deferred Incentive Plan to the RSSP will follow the same distribution options as applied under the Honeywell plan. For deferrals to the RSSP that started in 2019 or later years, payments will commence at the earlier of the January or July at least six months following the participant's separation from service; death; or the in-service distribution date elected by the participant. Amounts will be paid to participants in a lump sum or in installment payments for distributions triggered by separation from service or an in-service distribution at the election of the participant. Participant RSSP accounts are distributed in cash only. Participants can make different payment elections under the SSP and the DIP components of the RSSP.

# Compensatory Arrangements with NEOs

We are party to offer letters with our CFO, and transition letter agreements with our CEO, the material terms of which are summarized below. The summary below excludes payments and benefits generally available to all executive officers under the terms of the Company's equity award agreements that are described above. We do not have any individual compensatory arrangements with the other NEOs.

**Letter Agreements with Jay Geldmacher, President and Chief Executive Officer**

On November 7, 2024, the Company announced Mr. Geldmacher's intention to retire following a CEO transition period. In order to effectuate a smooth transition for the Company and the new CEO, the Board and Mr. Geldmacher agreed that Mr. Geldmacher will remain employed by the Company in the role of Senior Vice President, Executive Advisor, a non-officer role, for a period of six months following the date the new CEO commences employment as CEO or through September 30, 2025, whichever is later (the "CEO Retirement"). During this transition period, Mr. Geldmacher was to continue to receive his current annual base salary and receive a full annual incentive plan payout for 2025 based on actual performance as long as he remained employed as CEO through December 31, 2025. On January 6, 2026, the Company announced an amendment to the letter agreement with Mr. Geldmacher to provide that Mr. Geldmacher's annual incentive plan payout for 2026 will be pro-rated and paid at target in the event the transition period ends during fiscal 2026. On February 24, 2026, the Company announced a further amendment to the letter agreement approving an increase to his annual base salary and documenting that the Company granted him the 2026 Equity Grant. Mr. Geldmacher will also receive a pro-rated payout of his unvested restricted stock units (other than the 2026 Equity Grant) and performance stock units will continue to vest based on actual performance in a pro-rated amount, with vesting of the restricted stock units accelerated to the date of separation and pro-ration reflecting Mr. Geldmacher's service through his separation from the Company. During the transition period, Mr. Geldmacher will continue to be eligible for the excess liability insurance benefit and annual executive physical program; however, effective November 6, 2024, he was no longer covered under the Severance Plan. Pursuant to the terms of his original offer letter, in the event of a change in control, all of Mr. Geldmacher's equity awards will vest in full in the event they are not assumed in such change in control or if his employment is terminated without cause or for good reason within 24 months following such change in control.



**Employment Agreement with Michael Carlet, Executive Vice President, Chief Financial Officer**

The Company entered into an employment agreement with Mr. Carlet, effective August 9, 2024, in connection with his appointment as Chief Financial Officer. Pursuant to the agreement, Mr. Carlet is eligible to receive an annual base salary of $575,000, subject to annual adjustment. Mr. Carlet has a target annual incentive compensation opportunity equal to 100% of his annual base salary. Mr. Carlet's 2024 annual bonus was pro-rated as follows: (1) for the period January 1, 2024 through August 8, 2024, his target bonus percentage was 85% and payout for this period was based on the Snap One bonus plan metrics and Snap One financial results; and (2) for the period from August 9, 2024 through December 31, 2024, his target bonus percentage was 100% and payout for this period was based on the Resideo Bonus Plan metrics and Resideo financial results. Beginning in 2025, Mr. Carlet was eligible for annual long-term incentive awards targeted at $2,000,000, which may consist of time-based restricted stock units and performance-based restricted stock units, or some combination thereof. Mr. Carlet received an initial equity award with a grant date value of $400,000 on August 9, 2024, 50% of which was issued as restricted stock units and 50% of which was issued as performance-based restricted stock units with measurements and goals as implemented for the Resideo executive team. The restricted stock units will vest at a rate of one-third of the shares on each of the first, second, and third anniversaries of the grant date, provided in all cases Mr. Carlet continues to be employed by Resideo on such vesting date.

# Potential Payments Upon Termination or Change in Control

**Overview**

This section describes the benefits payable to our NEOs in two circumstances:

*   Termination of employment
*   Termination of employment in connection with a CIC

**Severance Benefits**

Severance benefits are provided primarily under our Severance Plan, which our Committee approved in November 2018 and amended in July 2025, and has been periodically reviewed and benchmarked against severance practices of companies in our approved compensation peer group. The benefits provided by the Severance Plan are summarized under "Severance Plan" above. The Committee strongly believes that our severance benefits are generally in line with current market practices and are particularly important as we do not maintain employment agreements with our NEOs (except for Mr. Geldmacher's letter agreements, and Mr. Carlet's employment agreement, each described above). Benefits provided under the Severance Plan are conditioned on the executive executing a full release of claims, and continued compliance with non-competition and non-solicitation covenants then in effect. The right to continued severance benefits under the plan ceases in the event of a violation of such covenants. In addition, we have the right to recover certain severance benefits already paid to any executive who violates such restrictive covenants.

In addition to the Severance Plan, several of our other benefit plans, such as our Annual Incentive Compensation Plan, provide for certain benefits in the case of a termination of employment or CIC. These benefits ensure that our executives are motivated primarily by the needs of the businesses for which they are responsible, rather than circumstances that are outside the ordinary course of business, i.e., circumstances that might lead to the termination of an executive's employment or that might lead to a CIC of the Company. Generally, this is achieved by assuring our NEOs that they will receive a level of continued compensation if their employment is adversely affected in these circumstances, subject to certain conditions. We believe that these benefits help ensure that affected executives act in the best interests of our shareholders, even if such actions are otherwise contrary to their personal interests. This is critical because these are circumstances in which the actions of our NEOs may have a material impact upon our shareholders. Accordingly, we set the level and terms of these benefits in a way that we believe is necessary to obtain the desired results. The level of benefit and the rights to benefits are determined by the type of termination event, as described below.

In the case of a CIC, severance benefits under the Severance Plan are payable only in the event that both parts of the "double trigger" are satisfied. That is, (i) there must be a CIC of our Company (or divestiture, as described above), and (ii)(A) the NEO must be involuntarily terminated other than for cause, or (B) the NEO must resign his employment for good reason. Similarly, our 2018 Stock Incentive Plan does not offer single-trigger vesting of equity awards that are assumed or replaced by an acquirer upon a CIC.



**Equity Awards**

*Death and Disability* – In the case of a recipient's death or disability, vesting of options and RSUs accelerates in full and a pro rata portion of the PSUs will vest and settle if, and to the extent of, Resideo's actual achievement of the performance measures during the performance period. The options remain exercisable until the earlier of three years after termination or the original expiration date.

*Involuntary Termination Without Cause* – If an executive officer is subject to an involuntary termination without cause by Resideo, a pro rata portion of his or her options and RSUs will vest immediately upon termination, and a pro rata portion of the PSUs will vest and settle if, and to the extent of, Resideo's actual achievement of the performance measures during the performance period. The options will remain exercisable until the earlier of one year after termination or the original expiration date.

*Voluntary Resignation* – If a recipient resigns voluntarily from the Company (other than as a Retirement as described below), he or she will forfeit any unvested options, RSUs and PSUs, and will have 30 days to exercise any then-vested options.

*Retirement* – Equity awards generally provide that an award recipient is retirement eligible if he or she is age 55 years or older, has at least 10 years of service to Resideo and also has provided Resideo with at least 6 months' prior notice that he or she is considering retirement. If an NEO is retirement eligible, his or her employment with Resideo ends as a result of retirement and he or she accepts certain post-employment conditions, RSU awards and options will continue to vest in accordance with the original vesting schedule (and options shall remain exercisable until the earlier of their original expiration date and three (3) years after retirement) and the PSU awards will vest on a pro-rata basis, based on actual performance as measured at the end of the performance period. For Mr. Geldmacher, RSUs will accelerate vesting on a pro-rata basis, and options (which are fully vested) shall remain exercisable for until the earlier of their original expiration date and one year after retirement.

*"Double Trigger" Change in Control* – In the event of an involuntary termination or termination for good reason within 24 months of a CIC (as defined in the 2018 Stock Incentive Plan), all unvested options and RSUs will vest in full. In the event of an involuntary termination or termination for good reason within 24 months of a CIC, PSUs will vest in full (i) if the CIC occurs after the end of the performance period, based on actual results and (ii) if the CIC occurs during the performance period, based on target. If the surviving entity in the CIC does not continue, assume, or replace the awards, the options and RSU awards will vest in full immediately, and assuming the performance period has not been completed, the PSU awards will vest in full based on target performance.

The following table summarizes estimated payments and benefits to which our NEOs would be entitled upon the hypothetical occurrence of various termination scenarios, including in connection with a CIC. The information in the table below is based on the assumption, in each case, that the termination of employment occurred on December 31, 2025. None of these termination benefits are payable to NEOs who voluntarily resign (other than voluntary resignations for good reason as specified or certain qualifying retirements) or whose employment is terminated by us for cause. Accrued pension and non-qualified deferred compensation benefits, which are described elsewhere in this Proxy Statement, are not included in the table below in accordance with the applicable proxy statement disclosure requirements, even though they may become payable at the times specified in the table.



| Payments and Benefits | Named Executive Officer | Termination by the Company Without Cause ($) | Termination due to Retirement ($) | Death ($) | Disability ($) | Divestiture Termination without Cause, or by NEO for Good Reason ($) | Change-in-Control Termination of Employment by Company without Cause, or by NEO for Good Reason ($)[1] |
|---|---|---|---|---|---|---|---|
| Cash Severance[2] (Base Salary) | Jay Geldmacher | — | — | — | — | — | — |
| | Michael Carlet | 900,000 | — | — | — | 1,200,000 | 1,200,000 |
| | Robert Aarnes | 1,005,000 | — | — | — | 1,340,000 | 1,340,000 |
| | Tom Surran | 937,500 | — | — | — | 1,250,000 | 1,250,000 |
| | Jeannine Lane | 886,500 | — | — | — | 1,182,000 | 1,182,000 |
| Annual Incentive Compensation[3] –Year of Termination | Jay Geldmacher | — | — | 1,599,000 | 1,599,000 | — | — |
| | Michael Carlet | — | — | 600,000 | 600,000 | 1,200,000 | 1,200,000 |
| | Robert Aarnes | — | — | 670,000 | 670,000 | 1,340,000 | 1,340,000 |
| | Tom Surran | — | — | 625,000 | 625,000 | 1,250,000 | 1,250,000 |
| | Jeannine Lane | — | — | 472,800 | 472,800 | 945,600 | 945,600 |
| Outstanding Equity Awards[4] | Jay Geldmacher | — | — | 38,546,771 | 38,546,771 | — | 38,546,771 |
| | Michael Carlet | — | — | 6,200,506 | 6,200,506 | 6,200,506 | 6,200,506 |
| | Robert Aarnes | — | 18,870,093 | 23,496,271 | 23,496,271 | 23,496,271 | 23,496,271 |
| | Tom Surran | — | — | 12,199,143 | 12,199,143 | 12,199,143 | 12,199,143 |
| | Jeannine Lane | — | 6,206,358 | 7,462,122 | 7,462,122 | 7,462,122 | 7,462,122 |
| Benefits[5] | Jay Geldmacher | — | — | — | — | — | — |
| | Michael Carlet | 28,513 | — | — | — | 38,017 | 38,017 |
| | Robert Aarnes | 28,513 | — | — | — | 38,017 | 38,017 |
| | Tom Surran | 24,757 | — | — | — | 33,010 | 33,010 |
| | Jeannine Lane | 18,237 | — | — | — | 24,316 | 24,316 |
| Total | Jay Geldmacher | — | — | 40,145,771 | 40,145,771 | — | 38,546,771 |
| | Michael Carlet | 928,513 | — | 6,800,506 | 6,800,506 | 8,638,523 | 8,638,523 |
| | Robert Aarnes | 1,033,513 | 18,870,093 | 24,166,271 | 24,166,271 | 26,214,288 | 26,214,288 |
| | Tom Surran | 962,257 | — | 12,824,143 | 12,824,143 | 14,732,153 | 14,732,153 |
| | Jeannine Lane | 904,737 | 6,206,358 | 7,934,922 | 7,934,922 | 9,614,038 | 9,614,038 |

The amounts reflected in the first column related to involuntary termination unrelated to a CIC, as well as the final two columns specific to circumstances following a CIC, are based on the provisions of the Severance Plan, and the provisions of the 2018 Stock Incentive Plan.

(1) Any payments and benefits in connection with a change in control may be reduced pursuant to a "best net" provision, which would apply in the event that an NEO's severance benefits were subject to excise taxes pursuant to Section 280G of the Internal Revenue Code.

(2) Severance amounts in the event of involuntary termination not related to a CIC represent a cash payment equal to 18 months of annual base salary for NEOs other than Mr. Geldmacher. Pursuant to the transition agreements between Mr. Geldmacher and the Company, he is no longer covered under the Severance Plan, so no cash (salary), annual incentive or health severance benefits are included in the table above for him. Severance amounts reported for other named executives related to an involuntary termination or termination for good reason related to a CIC represent a cash payment equal to 24 months of annual base salary, based on the highest base salary paid during the preceding 36 months, as well as two times the NEO's annual incentive calculated based on the greater of the average annual incentive target for the preceding 3 years or the NEO's current target annual incentive compensation. NEOs are not entitled to severance for an involuntary termination without cause unrelated to a CIC; however, in the limited circumstance such termination occurs in connection with a reduction-in-force between December 31, 2025 and the payment date, the NEO would be entitled to receive the payout if the NEO signs a release.

(3) In addition to the amounts reflected in the final two columns, if an NEO is terminated without cause in situations following a CIC or divestiture, the NEO will also be entitled to a pro-rated Annual Incentive Award for the period of employment during the year of termination.

(4) Amounts represent the intrinsic value of RSUs and PSUs as of December 31, 2025 for which the vesting would be accelerated pursuant to the award terms described above. The value included for RSUs and PSUs is the product of the number of units for which vesting would be accelerated and $35.12, the closing price of Resideo common stock on December 31, 2025.

(5) The amounts reflected represent the Company's cost for continuation of benefits, such as medical, dental, vision and life insurance, for the Salary Continuation Period as defined under the Severance Plan.



# CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of the individual identified as our median paid employee and the annual total compensation of Mr. Jay Geldmacher, our President and CEO.

For 2025, our last completed fiscal year:

* the annual total compensation of our median employee was $35,750; and

* the annual total compensation of our CEO as reported in the Summary Compensation Table of this Proxy Statement on page 57 was $2,714,465.

Based on this information, for 2025, the ratio of the annual total annualized compensation of Mr. Geldmacher, our CEO, to the annual total compensation of the median employee was estimated to be 76 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

To identify our median employee for 2025, we considered our global population as of October 1, 2025 (the "Measurement Date"). As of the Measurement Date, our total global employee population (excluding our CEO) consisted of approximately 14,812 individuals.

| | | |
|---|---|---|
| Total U.S. Employees | 4,201 | |
| Total Non-U.S. Employees | 10,611 | (no exemptions utilized) |
| Total Global Workforce | 14,812 | |

To identify the "median employee" from our total global employee population (excluding our CEO), we aggregated annual total base salary and actual incentive awards paid during 2025, including bonuses and commissions. We annualized the compensation of all newly hired permanent employees who were employed on the measurement date, for the 12-month period ended December 31, 2025, as permitted under SEC rules. All non-U.S. pay components were converted to U.S. dollars using the same currency exchange rates in effect in our financial records as of October 1, 2025.

Once we identified the median employee, we determined the median employee's total compensation by applying the same rules required to report NEO compensation on the Summary Compensation Table.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



# Pay Versus Performance

Under the rules of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the information below to illustrate the relationship between the SEC-defined compensation actually paid ("CAP") and various measures used to gauge the Company's financial performance in conformance with Item 402(v) of Regulation S-K. CAP is calculated in accordance with Item 402(v) of Regulation S-K and differs from compensation shown in the Summary Compensation Table on page 57 and CEO and other NEO performance year compensation tables shown on pages 49 and 51, respectively. See below for a reconciliation of the total compensation shown in the Summary Compensation Table to CAP.

Resideo's Compensation and Human Capital Management Committee makes executive compensation decisions independent of SEC disclosure requirements and reviews a variety of Company-wide and individual factors to link executive compensation actually paid with Company and executive performance. See "Compensation Discussion and Analysis" above for a discussion of our decision-making process.

## *Pay Versus Performance Table*

| Year | Summary Compensation Table Total for CEO[2][3] | Compensation Actually Paid to CEO[2] | Average Summary Compensation Table Total for Non-CEO NEOs[1] | Average Compensation Actually Paid for Non-CEO NEOs[2] | Value of Fixed $100 Investment Based on: | | Net Income (Loss) | Operating Income Margin[5] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Resideo Total Shareholder Return | S&P 400 Industrial Index Total Shareholder Return[4] | | |
| 2025 | $ 2,714,465 | $19,253,121 | $4,495,293 | $10,913,256 | $165 | $191 | ($527,000,000) | 8.12% |
| 2024 | $15,000,857 | $20,935,069 | $4,089,163 | $ 6,343,168 | $108 | $170 | $116,000,000 | 7.70% |
| 2023 | $15,207,609 | $15,077,967 | $3,741,970 | $ 4,017,606 | $ 89 | $149 | $210,000,000 | 9.60% |
| 2022 | $12,575,407 | ($ 3,523,691) | $3,610,970 | ($ 1,990,076) | $ 77 | $114 | $283,000,000 | 10.48% |
| 2021 | $14,103,270 | $16,023,137 | $3,977,809 | $ 5,726,287 | $122 | $128 | $242,000,000 | 9.84% |

(1) Resideo's chief executive officer for fiscal 2021 through fiscal 2025 was Jay Geldmacher. Resideo's non-CEO NEOs for fiscal 2021 were Anthony Trunzo, Phillip Theodore, Robert Aarnes, and Travis Merrill. Resideo's other NEOs for fiscal 2022 were Anthony Trunzo, Phillip Theodore, Robert Aarnes, and Jeannine Lane. Resideo's other NEOs for fiscal 2023 were Anthony Trunzo, Phillip Theodore, Robert Aarnes, Jeannine Lane, and Dana Huth. Resideo's other NEOs for fiscal 2024 were Anthony Trunzo, Robert Aarnes, Jeannine Lane, Dana Huth, Michael Carlet, and Tom Surran. Resideo's other NEOs for fiscal 2025 were Michael Carlet, Robert Aarnes, Tom Surran, and Jeannine Lane.

(2) The table below reconciles Total Compensation from the Summary Compensation Table to CAP to our CEO and Non-CEO NEOs (averaged):

| Compensation Actually Paid Calculation Detail | Adjustment 2025 (CEO) | 2025 (Avg. Non-CEO NEO) |
|---|---|---|
| **SCT Reported Total Compensation** | **$ 2,714,465** | **$ 4,495,293** |
| (i) Aggregate SCT Reported Stock Awards (-) | $ 0 | $ 2,872,895 |
| (ii) Year-End Fair Value of Awards Granted During the FY & Outstanding (+) | $ 0 | $ 5,749,102 |
| (iii) Difference Between Fair Value from the End of Prior FY to End of Current FY of Awards Granted During Prior FY & Outstanding (+) | $16,903,890 | $ 3,398,381 |
| (iv) Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+) | $ 0 | $ 0 |
| (v) Difference Between Fair Value from the End of Prior FY to Vesting Date of Awards Granted During Prior FY & Vesting During Covered FY (+) | $ 728,208 | $ 255,082 |
| (vi) Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-) | $ 1,093,442 | $ 99,663 |
| (vii) Aggregate Year-Over-Year Change in Actuarial Present Pension Value of Accumulated Benefits Under all Defined Benefit and Pension Plans Reported in the SCT (-) | $ 0 | $ 0 |
| (viii) Current Year Pension Service Costs (+) | $ 0 | $ (12,044) |
| (ix) Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Reflected in Total Compensation (+) | $ 0 | $ 0 |
| **Compensation Actually Paid Determination** | **$19,253,121** | **$10,913,256** |

Equity compensation fair values calculated based on assumptions determined in accordance with FASB ASC Topic 718 using valuation methodologies that are generally consistent with those used to determine the grant-date fair value for accounting purposes.

(3) Total shareholder return calculated based on an assumed $100 investment as of December 31, 2020.



(4)   S&P 400 Industrial Index total shareholder return calculated based on an assumed $100 investment as of December 31, 2020. Pursuant to SEC guidance, we have changed the index used for our peer group from the S&P 600 Index used for fiscal 2024 to the S&P 400 Industrial Index because it is the industry index used in our Annual Report on Form 10-K for the year ended December 31, 2025. 2025 total shareholder return for the S&P 600 Index was $131.

(5)   Calculation of Operating Income Margin, as adjusted for incentive compensation purposes, is described under "Compensation Discussion and Analysis — Elements of Compensation — 2025 Annual Incentive Plan" above.

### *Relationship Between Pay and Performance*

The following graphs provide a description of the relationships between Resideo's total shareholder return relative to our peer comparator index, as well as compensation actually paid relative to Resideo's total shareholder return, net income, and Operating Income Margin over the last five completed fiscal years.





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**Compensation Actually Paid vs. Operating Income Margin**

*Performance Metrics to Link Executive Compensation Actually Paid with Company Performance*

Provided below are the most important financial measures used to link compensation actually paid with Resideo performance during the most recently completed fiscal year:

| Operating Income Margin* |
|---|
| Constant Currency Net Revenue* |
| Relative Total Shareholder Return |

\*   As used in our annual incentive plan for fiscal 2025, each measure was adjusted as described above under "Compensation Discussion and Analysis — Elements of Compensation — 2025 Annual Incentive Plan".

See the "Compensation Discussion and Analysis" above and published in Resideo's historical proxy statements for additional detail on executive compensation actions.



# Equity Compensation Plan Information

As of December 31, 2025, information about equity compensation plans is as follows:

| Plan Category | Number of Shares to be Issued Upon Exercises of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)($) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 7,665,793[1] | 8.97 | 9,463,002[2] |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 7,665,793 | 8.97 | 9,463,002 |

Equity compensation plans approved by shareholders in the table above include the Amended and Restated 2018 Stock Incentive Plan for Resideo Technologies, Inc. and its Affiliates as well as the 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc., the Resideo Employee Stock Purchase Plan, and the Resideo Technologies UK ShareBuilder Plan.

(1)   Includes 370,024 shares underlying stock options, 4,765,837 shares underlying RSUs and 2,529,932 shares underlying PSUs (assuming maximum payout).

(2)   Includes 7,263,230 shares available for future issuance under the Resideo Technologies, Inc. 2018 Stock Incentive Plan, 1,747,134 shares available for future issuance under the Resideo Technologies, Inc. Employee Stock Purchase Plan, 313,544 shares available for future issuance under the 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc., and 139,094 shares available for future issuance under the Resideo Technologies UK ShareBuilder Plan.

resideo

# Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm

Under its written charter, the Audit Committee of the Board has sole authority and is directly responsible for the appointment, compensation, retention, oversight, evaluation and termination of the independent registered public accounting firm retained to audit the Company's financial statements.

The Audit Committee evaluated the qualifications, performance and independence of the Company's independent auditors and based on its evaluation, has appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for 2026. Deloitte served as the independent auditor of Resideo during 2025. The Audit Committee and the Board believe that the retention of Deloitte to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

The Audit Committee is responsible for the approval of the engagement fees and terms associated with the retention of Deloitte. In addition to assuring the regular rotation of the lead audit partner as required by law, the Audit Committee will be involved in the selection and evaluation of the lead audit partner and considers whether, in order to assure continuing auditor independence, there should be a regular rotation of the independent registered public accounting firm.

Although the By-Laws do not require that we seek shareholder ratification of the appointment of Deloitte as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will reconsider whether to retain Deloitte.

Representatives of Deloitte are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions by shareholders.

> **The Board of Directors unanimously recommends a vote "FOR" Proposal 3, to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2026.**

## Report of the Audit Committee

The Audit Committee consists of the three directors named below. Each member of the Audit Committee is an independent director as defined by applicable SEC and NYSE listing standards. In addition, the Board has determined that Mr. Lazar, Mr. Deninger and Mr. Kushner are "audit committee financial experts" as defined by applicable SEC rules and satisfy the "accounting or related financial management expertise" criteria established by the NYSE.

In accordance with its written charter, the Audit Committee of the Board is responsible for assisting the Board to fulfill its oversight of:

- the integrity of the Company's financial statements and internal controls;
- the Company's compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of the Company's internal audit function and independent auditors.

It is the responsibility of Resideo's management to prepare the Company's financial statements and to develop and maintain adequate systems of internal accounting and financial controls. The Company's internal auditors are responsible for conducting internal audits intended to evaluate the adequacy and effectiveness of the Company's financial and operating internal control systems.



Deloitte, the Company's independent registered public accounting firm for 2025 (the "independent auditor"), is responsible for performing an independent audit of the Company's consolidated financial statements, issuing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America ("GAAP"), and evaluating the Company's assessment of internal controls over financial reporting. The independent auditor also reviews the Company's interim financial statements in accordance with applicable auditing standards.

In evaluating the independence of Deloitte, the Audit Committee has (i) received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the audit firm's communications with the Audit Committee concerning independence, (ii) discussed with Deloitte the firm's independence from the Company and management and (iii) considered whether Deloitte's provision of non-audit services to the Company is compatible with the auditors' independence. In addition, the Audit Committee assures that the lead audit partner is rotated at least every five years in accordance with SEC and PCAOB requirements, and considered whether there should be a regular rotation of the audit firm itself in order to assure the continuing independence of the outside auditors. The Audit Committee has concluded that Deloitte is independent from the Company and its management.

The Audit Committee has reviewed with the independent auditor and the Company's internal auditors the overall scope and specific plans for their respective audits, and the Audit Committee is monitoring the progress of both in assessing the Company's preparedness for future compliance with Section 404 of the Sarbanes-Oxley Act.

At every regular meeting, the Audit Committee meets separately, and without management present, with the independent auditor and the Company's Internal Audit leader to review the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's accounting and financial reporting. The Audit Committee also meets separately at its regular meetings with the Chief Financial Officer.

The Audit Committee has met and discussed with management and the independent auditor the fair and complete presentation of the Company's financial statements. The Audit Committee has also discussed and reviewed with the independent auditor all matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Audit Committee has discussed significant accounting policies applied in the financial statements, as well as any alternative treatments. Management has represented that the consolidated financial statements have been prepared in accordance with GAAP, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with both management and the independent auditor.

Relying on the foregoing reviews and discussions, the Audit Committee recommended to the Board, and the Board approved, inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC. In addition, the Audit Committee has approved, subject to shareholder ratification, the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2026.

**The Audit Committee**
Jack Lazar (Chair)
Paul Deninger
Brian Kushner

resideo

## Audit Committee Pre-Approval Policy

The Audit Committee has adopted policies and procedures for pre-approval of audit, audit-related, tax and other services, and for pre-approval of related fee estimates or fee arrangements. These procedures require that the terms and fees for the annual audit service engagement be approved by the Audit Committee. The Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval under this policy, it will require specific pre-approval by the Audit Committee before the service is provided. In the event the invoice in respect of any covered service that is the subject of general pre-approval is materially in excess of the estimated amount or range, the Audit Committee must approve such excess amount prior to payment of the invoice. Predictable and recurring covered services and their related fee estimates or fee arrangements may be considered for general pre-approval by the full Audit Committee on an annual basis at or about the start of each fiscal year. Specific pre-approval of such services that have not received general pre-approval may be given or effective up to one year prior to commencement of the services. Under the policy, the Audit Committee has delegated to the Chair the authority to pre-approve audit-related and non-audit services and associated fees, that are not otherwise prohibited by law, to be performed by the Company's independent registered public accounting firm in an amount of up to $100,000 for any one service; the Chair is required to report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All services set forth in the following table below were approved by the Audit Committee before being rendered.

## Audit and Non-Audit Fees

The following table shows fees for professional services rendered by Deloitte for the years ended December 31, 2025 and 2024.

| | 2025 ($) | 2024 ($) | Description of Services |
|---|---|---|---|
| Audit Fees | 9,019,963 | 6,181,912 | Fees pertaining to the audit of the Company's annual consolidated financial statements, audits of statutory financial statements of our subsidiaries, fees pertaining to the review of SEC filings, and fees associated with the ADI Spin-Off. |
| Audit-Related Fees | — | — | N/A |
| Tax Fees | — | — | N/A |
| All Other Fees | 1,895 | 1,895 | DART Subscription |
| **Total** | **9,021,858** | **6,183,807** | |



# Proposal 4: Shareholder Right to Act by Written Consent

John Chevedden, whose address is 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, has requested that the following proposal be included in this Proxy Statement and has indicated that he intends to present such proposal at the annual meeting. Mr. Chevedden has submitted documentation indicating that he is the beneficial owner of at least 100 shares of our common stock and has held such shares for at least three years and has advised the Company that he intends to continue to hold the requisite amount of shares through the date of the 2026 annual meeting. Mr. Chevedden's proposal and his related supporting statement are followed by a recommendation from the Board. The Board disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the shareholder.

**Proposal 4: Shareholder Right to Act by Written Consent**



Shareholders request that the board of directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting (without any unnecessary restriction based on length of stock ownership or the method by which shareholders hold their shares).

This includes shareholder ability to initiate any appropriate topic for written consent. This includes that any associated request for a record date shall have the lowest allowable figure. This includes that any associated request not include a petition clause mandating a certain percent of shares to petition unless legally required.

Shareholders acting by written consent and calling for a special shareholder meeting are 2 means that shareholders of a company can use to put forth a proposal on a timely basis without waiting for the annual shareholder meeting.

Unfortunately REZI requires shares owning 25% of REZI stock outstanding to initiate the calling of a special shareholder meeting by shareholders.

There has never been a company response to a special shareholder meeting proposal that gave one example of a special shareholder meeting actually being held at a company that required 25% of shares outstanding to initiate. Thus the challenging 25% REZI requirement seems too high and seems to make the current so-called social meeting right useless at the 25% figure. To help make up for this REZI shareholders need a right to act by written consent.

A shareholder right to act by written consent could incentivize REZI directors to be more vigilant and more alert to face future headwinds like those that emerged in 2025:

REZI reported a very large net loss for the first 9-months of 2025, primarily due to an $882 million non-cash expense and a $1.59 billion cash payment related to terminating the indemnification agreement with Honeywell.

REZI stock experienced a significant single-day drop of 24% after its Q3 2025 earnings report and updated outlook, as the market reacted poorly to the forecast and the large associated one-time payments.

The implementation of a new Enterprise Resource Planning (ERP) system at the ADI business segment led to unexpected process challenges, impacting revenue growth and cash collections. It also resulted in higher selling, general, and administrative (SG&A) costs.

The residential HVAC and security markets faced softness and demand cyclicality due to macroeconomic conditions, high interest rates, and regulatory changes, impacting sales volumes and market stability.

The company incurred higher selling, general, and administrative (SG&A) costs and increased research and development (R&D) expenses related to the ERP implementation and planned investments.

Please vote yes:

**Shareholder Right to Act by Written Consent – Proposal 4**



# Statement of the Board of Directors in Opposition to Proposal 4

Our Board has carefully considered this proposal and, for the reasons set forth below, does not believe it is in the best interests of the Company and our shareholders. The proponent submitted a similar proposal at our annual meeting of shareholders in 2021, which shareholders did not approve. The Board considered the results of this prior vote, among other considerations, in determining its position on the current proposal.

- We believe that matters requiring shareholder approval should be presented to, and voted on, by all shareholders.

- We believe that providing shareholders with the meaningful ability to call a special meeting of shareholders outside of the annual meeting cycle empowers all shareholders to participate collectively and cast informed votes.

- Our existing corporate governance practices, including those listed below, enforce Board and management accountability to our shareholders.

**We believe that matters requiring shareholder approval should be presented to, and voted on, by all shareholders at a meeting where all shareholders have the opportunity to participate.**

Delaware law does not require a communication to all shareholders about the matter raised when shareholders act by written consent. As a result, many shareholders may be denied the ability to participate in major decisions affecting the Company and their interests. Our Board believes that our shareholders are best served by holding meetings in which all shareholders are provided with notice and an opportunity to consider and discuss the proposed actions and vote their shares.

Additionally, unlike meetings of shareholders, action by written consent could deny shareholders the ability to vote or otherwise have a say on proposed shareholder actions. The shareholder proposal would permit shareholders owning just over 50% of the Company's outstanding shares to act on matters that could be of great significance to the Company and all of its shareholders. Furthermore, permitting shareholder action by written consent could create confusion and disruption, as multiple shareholders could solicit written consents at any time on a wide range of issues, which may duplicate or conflict with other proposals. The written consent process may also encourage accumulation of short-term share ownership by a small group of investors, including those who accumulate a voting position through borrowed shares, potentially to advance special interests rather than the long-term interests of the Company and all shareholders. This process risks disenfranchising shareholders who are not given the opportunity to participate, and may impose significant administrative and financial burdens on the Company without corresponding benefits.

**Providing shareholders with the meaningful ability to call a special meeting of shareholders outside of the annual meeting cycle empowers all shareholders to participate collectively and cast informed votes.**

Our Company By-Laws provide that shareholders holding at least 25% of the outstanding stock of the Company may call a special meeting. A special meeting provides a forum for shareholders, our Board and the Company's management to consider shareholder concerns, and our Board believes that the 25% ownership requirement to call such a meeting sets a reasonable balance in making an extraordinary action more available to our shareholders without handing excessive power to a small minority. Unlike action by written consent, a special meeting provides all Company shareholders with the opportunity to participate and make an informed decision. Special meetings offer important advantages, including publicly announced meeting dates and times, distribution of complete and accurate information through proxy materials, and the opportunity for open discussion and debate. The meeting process also allows the Board to analyze and provide recommendations on proposed actions, facilitating informed decision-making for all shareholders.



**The Company's existing corporate governance practices empower shareholders and promote Board and management accountability.**

The Board further believes that our strong corporate governance practices make adoption of this proposal unnecessary. In addition to providing shareholders with the right to call special meetings, our corporate governance practices provide transparency and accountability of the Board to all of our shareholders and demonstrates that we are responsive to shareholder concerns. For example:

- **Independent Board and Committee Leadership.** In addition to our independent Chairman of the Board, each of our key Board committees is chaired by and composed solely of independent directors.

- **Majority Vote Standard.** Our By-Laws provide for the election of directors by a majority of votes cast in uncontested elections.

- **Proxy Access.** Our By-Laws provide for proxy access which permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of our outstanding shares of common stock continuously for at least three years to nominate and include in our proxy materials nominees for director constituting up to 20% of the Board or two directors, whichever is greater, subject to the requirements set forth in our By-Laws.

- **Annual Say on Pay Vote.** We provide our shareholders an annual advisory vote on our executive compensation.

- **Communication with the Board.** We encourage open communication from our shareholders and provide a means for shareholders to communicate with and raise concerns to the Board.

- **Annual Election of Directors.** We provide our shareholders an opportunity to participate in the election of all directors annually.

- **Robust Shareholder Engagement Program.** We have a formal shareholder engagement program and are committed to maintaining ongoing dialogue with our shareholders.

In summary, our Board believes that the implementation of this shareholder proposal is unnecessary and not in the best interests of the Company or its shareholders, given shareholders' ability to call special meetings and the Company's existing strong corporate governance practices.

> **For the reasons stated above, our Board of Directors unanimously recommends a vote "AGAINST" this Shareholder Proposal.**



# Questions and Answers About the Annual Meeting and Voting

1. **Who is entitled to vote and how many votes do I have?**

   If you were a holder of record of Resideo stock at the close of business on the record date, April 7, 2026, you are eligible to vote at the annual meeting. For each matter presented for vote, holders of common stock have one vote for each share, and holders of Series A Preferred Stock will vote on an as-converted to common stock basis, meaning that the holders of Series A Preferred Stock will be entitled to an aggregate of 18,517,830 votes.

2. **What is the difference between holding shares as a shareholder of record, a registered shareholder and a beneficial owner of shares?**

   *Shareholder of Record or Registered Shareholder.* If your shares of stock are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc. you are considered a "shareholder of record" or a "registered shareholder" of those shares.

   *Beneficial Owner of Shares.* If your shares are held in an account at a bank, brokerage firm or other similar organization, then you are a beneficial owner of shares held in "street name." In that case, you will have received these proxy materials from the bank, brokerage firm or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm or similar organization as to how to vote the shares held in your account.

3. **How do I vote if I am a shareholder of record?**

   *By Internet.* You may vote your shares by internet at www.proxyvote.com.

   *By Telephone.* All shareholders of record can vote by touchtone telephone within the U.S., U.S. territories and Canada by calling 1-800-690-6903. The telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been recorded properly.

   *By Written Proxy*. All shareholders of record can also vote by written proxy card. If you are a shareholder of record and receive a Notice of Internet Availability of Proxy Materials ("Notice"), you may request a written proxy card by following the instructions included in the Notice. If you sign and return your proxy card but do not mark any selections giving specific voting instructions, your shares represented by that proxy will be voted as recommended by the Board.

   *Via the Virtual Meeting Website.* You may vote your shares live at the virtual annual meeting. Even if you plan to attend and participate in our virtual annual meeting via www.virtualshareholdermeeting.com/REZI2026, we encourage you to vote by internet at www.proxyvote.com or by calling 1-800-690-6903, or by returning a proxy card. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the virtual annual meeting. Whether you are a shareholder of record or hold your shares in street name, you may vote online at the virtual annual meeting. You will need to enter the 16-digit control number provided in your proxy materials to vote your shares at the virtual annual meeting. See Question 5 for further details on accessing and voting at the virtual annual meeting.

   Unless you vote live at the virtual annual meeting, we must receive your vote by 11:59 p.m., Eastern Daylight Time, on June 2, 2026, the day before the virtual annual meeting, for your vote by proxy to be counted.

   *Whether or not you plan to attend the virtual annual meeting, we encourage you to vote by proxy as soon as possible. Your shares will be voted in accordance with your instructions.*

4. **How do I vote if I am a beneficial owner of shares?**

   As a beneficial owner, you have the right to direct your broker, bank or other similar organization on how to vote via the internet or by telephone if the broker, bank or other similar organization offers these options or by signing and returning a voting instruction form. Your broker, bank or other similar organization will send you instructions for voting your shares.



Your broker is not permitted to vote on your behalf on "non-routine" matters unless you provide specific instructions by completing and returning the voting instruction form from your broker, bank or other similar organization or by following the instructions provided to you for voting your shares via telephone or the internet. A "broker non-vote" occurs when a broker submits a proxy for the meeting with respect to a "routine" matter but does not have the authority to vote on non-routine matters because the beneficial owner did not provide voting instructions on those matters. Under NYSE rules, the proposal to ratify the appointment of independent auditors (Proposal 3) is considered a routine item. This means that brokerage firms may vote in their discretion on behalf of clients (beneficial owners) who have not furnished voting instructions at least 15 days before the date of the annual meeting. In contrast, all of the other proposals set forth in this Proxy Statement are "non-routine" items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals.

5. **How do I attend the virtual annual meeting?**

The annual meeting will be completely virtual, and shareholders will be able to access the meeting live by visiting www.virtualshareholdermeeting.com/REZI2026. We are utilizing the virtual meeting format to enhance shareholder access and encourage participation and communication with our management.

We believe a virtual-only meeting provides expanded access, improved communication and cost savings for our shareholders. A virtual meeting will enable increased attendance because shareholders around the world will be able to attend and listen to the annual meeting live, submit questions and vote their shares electronically, at no cost.

*Participating in the Virtual Annual Meeting.*

- Instructions on how to attend the virtual annual meeting are posted at www.virtualshareholdermeeting.com/REZI2026.

- Shareholders will need to use the 16-digit control number provided in their proxy materials to attend the virtual annual meeting and listen live at www.virtualshareholdermeeting.com/REZI2026.

- Shareholders of record and beneficial owners as of the record date may vote their shares electronically live during the virtual annual meeting.

- Shareholders with questions regarding how to attend and participate in the virtual meeting should visit the virtual annual meeting site at www.virtualshareholdermeeting.com/REZI2026 for further instructions.

- Shareholders encountering any difficulties accessing the virtual meeting during the check-in or meeting time can call 800-586-1548 (U.S.) or 303-562-9288 (International).

*Additional Information about the Virtual Annual Meeting.*

- Shareholders may submit questions during the live meeting at www.virtualshareholdermeeting.com/REZI2026 or in advance of the meeting at www.proxyvote.com.

- Management will answer questions on any matters on the agenda before voting is closed.

- During the live Q&A session of the meeting, management will answer appropriate questions as they come in and address those asked in advance, as time permits.

- In order to allow us to answer questions from as many shareholders as possible, we limit each shareholder to one question.

- If there are matters of individual concern to a shareholder and not of general concern to all shareholders or not otherwise related to the meeting agenda, or if a question posed was not otherwise answered, shareholders can contact Investor Relations after the meeting at InvestorRelations@resideo.com.

- The Q&A session will be posted to our Investor Relations website investor.resideo.com as soon as practicable following the conclusion of the virtual annual meeting.

- Although the live virtual meeting is available only to shareholders at the time of the meeting, a replay of the meeting will be made publicly available on our Investor Relations website at investor.resideo.com after the meeting concludes.



**6. What constitutes a "quorum" for the meeting?**

A quorum is a majority of the voting power of the outstanding shares that are entitled to vote as of the record date present at the meeting or represented by proxy. Abstentions and broker non-votes count as present at the meeting for purposes of determining a quorum.

**7. What is the voting requirement to approve each of the proposals, and how are votes counted?**

At the close of business on April 7, 2026, the record date for the meeting, Resideo had 151,421,223 outstanding shares of common stock. Each share of common stock outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. In addition, there were 498,500 outstanding shares of Series A Preferred Stock at the close of business on April 7, 2026. The holders of Series A Preferred Stock will vote on an as-converted to common stock basis, meaning that the holders of Series A Preferred Stock will be entitled to an aggregate of 18,517,830 votes for each director nominee and each of the other proposals to be voted on. The common stock and Series A Preferred Stock will vote together as a single class on the director nominees and each of the other proposals.

A description of the voting requirements and related effect of abstentions and broker non-votes on each item for shareholder proposal is as follows:

| | VOTING OPTIONS | BOARD RECOMMENDATION | VOTE REQUIRED TO ADOPT THE PROPOSAL | EFFECT OF ABSTENTIONS AND BROKER NON-VOTES |
|---|---|---|---|---|
| **Proposal 1—Election of Directors** | For, Against or Abstain on each nominee | FOR each nominee | Majority of votes cast for such nominee (more votes "For" than "Against") | None |
| **Proposal 2—Advisory Vote to Approve Executive Compensation** | For, Against or Abstain | FOR | Majority of voting power represented at the annual meeting and entitled to vote on the proposal | Abstentions are treated as votes against. Broker non-votes have no effect |
| **Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm** | For, Against or Abstain | FOR | Majority of voting power represented at the annual meeting and entitled to vote on the proposal | Abstentions are treated as votes against. Brokers have discretion to vote on this item |
| **Proposal 4—Act on a Shareholder Proposal Requesting a Shareholder Right to Act by Written Consent** | For, Against or Abstain | AGAINST | Majority of voting power represented at the annual meeting and entitled to vote on the proposal | Abstentions are treated as votes against. Broker non-votes have no effect |



8. **Can I change my vote?**

There are several ways in which you may revoke your proxy or change your voting instructions before the time of voting at the meeting (please note that, in order to be counted, the revocation or change must be received by 11:59 p.m. EDT on June 2, 2026):

- Vote again by telephone or at www.proxyvote.com;

- Transmit a revised proxy card or voting instruction form that is dated later than the prior one;

- Shareholders of record and beneficial owners may vote electronically at the virtual annual meeting; or

- Shareholders of record may notify Resideo's Corporate Secretary in writing that a prior proxy is revoked.

The latest-dated, timely, properly completed proxy that you submit, whether by mail, telephone or the internet, will count as your vote. If a vote has been recorded for your shares and you subsequently submit a proxy card that is not properly signed and dated, then the previously recorded vote will stand.

9. **Is my vote confidential?**

Yes. Proxy cards, ballots and voting tabulations that identify shareholders are kept confidential except:

- As necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;

- In the case of a contested proxy solicitation;

- If a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to management; or

- To allow the independent judge of election to certify the results of the vote.

Broadridge, the independent proxy tabulator used by Resideo, counts the votes and acts as the inspector of elections for the meeting.

10. **How will the voting results be disclosed?**

We will announce preliminary voting results at the virtual annual meeting and publish them on our website www.resideo.com. Voting results will also be disclosed on a Form 8-K filed with the SEC within four business days after the annual meeting, which will be available on our website.

11. **What does it mean if I receive more than one Notice?**

If you are a shareholder of record, you will receive one Notice (or if you are an employee with a Resideo email address, an email proxy form) for all shares of common stock held in or credited to your accounts as of the record date, if the account names are exactly the same. If your shares are registered differently and are in more than one account, you will receive more than one Notice or email proxy form, and in that case, you can and are urged to vote all of your shares, which will require you to vote more than once.

12. **What is "householding"?**

Shareholders of record who have the same last name and address and who request paper copies of the proxy materials will receive only one copy unless one or more of them notifies us that they wish to receive individual copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

We will deliver promptly upon written or oral request a separate copy of the 2025 Annual Report and Proxy Statement or Notice of Internet Availability of Proxy Materials, as applicable, to a security holder at a shared address to which a single copy of the document was delivered. Please go to www.proxyvote.com to request a copy.

Shareholders of record may request to begin or to discontinue householding in the future by contacting Broadridge, either by calling (866) 540-7095, or by writing to Broadridge, Householding Department,



51 Mercedes Way, Edgewood, NY 11717. Shareholders owning their shares through a bank, brokerage firm or other similar organization may request to begin or to discontinue householding by contacting their bank, brokerage firm or other similar organization.

### 13. Who pays for the solicitation of proxies?

Resideo is making this solicitation and will pay the cost of soliciting proxies. Proxies will be solicited on behalf of the Board of Directors by mail, telephone or other electronic means. We have retained Innisfree M&A Inc., 501 Madison Avenue, New York, NY 10022, to assist with the solicitation for an estimated fee of $14,000, plus expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes. Our employees may also solicit proxies for no additional compensation.

### 14. How do I comment on Company business?

You will have the opportunity to comment when you vote using the internet or you may write any comments on the proxy card if you vote by mailing a proxy card. You may also send your comments to us at Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Investor Relations. Although it is not possible to respond to each shareholder, your comments are appreciated and help us to understand your concerns.

### 15. When are the 2027 shareholder proposals due?

To be considered for inclusion in the Company's 2027 Proxy Statement, shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received in writing at our principal executive offices no later than December 23, 2026. Address all shareholder proposals to Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly at the 2027 annual meeting, notice of intention to present the proposal, including all information required to be provided by the shareholder in accordance with the Company's By-Laws, must be received in writing at our principal executive offices by March 5, 2027, and no earlier than February 3, 2027. Address all notices of intention to present proposals at the 2027 annual meeting to Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. For information on nominating directors for the 2027 annual meeting, please see the information above under "Advance Notice Director Nominations" on page 29 and "Proxy Access Director Nominations" on page 29.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 5, 2027.

### 16. How may I obtain a copy of Resideo's 2025 Annual Report on Form 10-K and proxy materials?

If you would like to receive paper or e-mail copies of our 2025 Annual Report and the Proxy Statement, free of charge, you may request them by internet at www.proxyvote.com, by telephone at 1-800-579-1639 or by e-mail at sendmaterial@proxyvote.com. You will need your 16-digit control number provided in your proxy materials to request paper copies. Requests for materials relating to the 2026 annual meeting may be made by calling 1-800-579-1639, and must be made by May 21, 2026 to facilitate timely delivery. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, are available free of charge on our Investor Relations website at investor.resideo.com.

### 17. How do I contact the Company or the Board of Directors?

Our Investor Relations department is the primary point of contact for shareholder interaction with Resideo. Shareholders can contact our Investor Relations department by email at InvestorRelations@resideo.com or by writing to Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Investor Relations.

Shareholders, as well as other interested parties, may communicate directly with the Chairman of the Board, the non-employee directors as a group, or individual directors by writing to Resideo Technologies, Inc., 16100 N. 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. Our Corporate Secretary reviews and promptly forwards communications to the directors as appropriate. Communication involving substantive



accounting or auditing matters are forwarded to the Chair of the Audit Committee. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded such as junk mail and mass mailings; product complaints and product inquiries; new product or technology suggestions; job inquiries and resumes; advertisements or solicitations; surveys; spam and overly hostile, threatening, potentially illegal or similarly unsuitable communications.

18. **Can other business in addition to the items listed on the agenda be transacted at the meeting?**

The Company knows of no other business to be presented for consideration at the meeting. If other matters are properly presented at the meeting, the persons designated as authorized proxies on your proxy card may vote on such matters at their discretion.

By Order of the Board of Directors,

Jeannine Lane
Executive Vice President, General Counsel and Corporate Secretary
April 22, 2026

resideo

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